Form 20-F
period 2014-12-31
GOVERNOR & CO OF THE BANK OF IRELAND
filed 2015-03-25
CIK 1022575

Use these links to rapidly review the document

TABLE OF CONTENTS1
TABLE OF CONTENTS2
TABLE OF CONTENTS3
TABLE OF CONTENTS4
TABLE OF CONTENTS5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2014
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
40 Mespil Road, Dublin 4, Ireland
Telephone no: +353 1 6378000 | Facsimile no: +353 76 6234786
(Name, telephone number, facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class

•
Ordinary stock (nominal value of €0.05 each)

•
American Depositary Shares, each representing 40 units of ordinary stock (nominal value of €0.05 each)

Effective 17 February 2015, the listing of the registrant's ordinary stock and American Depositary Shares on the New York Stock Exchange was terminated.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of 31 December 2014:

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

YES ☐            NO ☒

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND

ANNUAL REPORT ON FORM 20-F

BANK OF IRELAND GROUP

CROSS REFERENCE INDEX

Item	Cross reference to:	Page
Item 1—Identity of Directors, Senior Management and Advisors	Not applicable.
Item 2—Offer Statistics and Expected Timetable	Not applicable.
Item 3—Key Information
Selected Consolidated Financial Data	Selected Consolidated Financial Data	10-14
Risk Factors	Principal Risks and Uncertainties	69-77
Item 4—Information on the Company
General	Additional Information	419
Corporate Structure	Financial Information—Operating segments	242-250
Principal Capital Expenditures and Divestitures	Financial Information—(Loss) / profit on disposal / liquidation of business activities	262
Material Subsidiaries	Financial Information—Principal undertakings	341
Description of Property	Additional Information	419
	Financial Information—Property plant and equipment	279-281
Competition	Additional Information	419
Supervision and Regulation	Additional Information	422-437
Item 4A—Unresolved Staff Comments	Additional Information	472
Item 5—Operating and Financial Review and Prospects
Overview and Market Environment	Basis of Presentation	15
	Overview and Market Environment	15-20
Critical Accounting Estimates and Judgements	Financial Information	236-239
Liquidity and Capital Resources	Risk Management Report	68-144
Analysis of Results of Operations	Operating and Financial Review and Prospects	15-67
Average Balance Sheet and Interest Rates	Additional Information	439
Description of Assets and Liabilities	Additional Information	442

BANK OF IRELAND GROUP

CROSS REFERENCE INDEX (Continued)

Item	Cross reference to:	Page
Item 6—Directors, Senior Management and Employees
Directors and Senior Management	Directors and Senior Management	175-184
	Additional Information	459
Remuneration of Directors and Officers	Remuneration Report	185-195
	Additional Information	458
Corporate Governance Statement	Corporate Governance Statement	145-166
Court Appointed Executive Committees	Corporate Governance Statement	145-166
Employees	Financial Information—Other operating expenses	257-258
Stock Options	Additional Information	459-460
Item 7—Major Stockholders and Related Party Transactions
Control of Registrant	Additional Information	460
Related Party Transactions	Financial Information—Related party transactions	329-337
Description of US stockholders	Additional Information	461
Item 8—Financial Information
Dividend Policy	Additional Information	462
Legal Proceedings	Additional Information	462
Significant changes	Financial Information—Post balance sheet events	355
Prospective Accounting Changes / Impact of New Accounting Policies	Financial Information—Accounting policies	209-235
Item 9—The Offer and the Listing
Nature of the Trading Market	Additional Information	463
Item 10—Additional Information
Charter and Bye-Laws	Charter and Bye-Laws	167
	Corporate Governance Statement	145
	Financial Information—Capital stock	306
Exchange Controls and Other Limitations
Affecting Security Holders	Additional Information	465
Taxation	Additional Information	465
Documents available through the SEC	Additional Information	468
Relations with Stockholders	Additional Information	468

BANK OF IRELAND GROUP

CROSS REFERENCE INDEX (Continued)

Item	Cross reference to:	Page
Item 11—Quantitative and Qualitative Disclosures about Market Risk	Risk Management Report	68
Item 12—Description of Securities other than Equity Securities
American Depositary Shares	Additional Information	469
Item 13—Defaults, Dividend Arrearages & Delinquencies	Additional Information	472
Item 14—Material Modifications to the Rights of Security Holders & Use of Proceeds	Additional Information	470
Item 15—Controls & Procedures	Additional Information	470
Item 16
Audit Committee Financial Expert	Additional Information	471
Code of Ethics	Additional Information	472
Principal Accountant Fees and Services	Additional Information	472
Exemptions from the Listing Standards for Audit Committees	Not applicable
Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Additional Information	472
Change in Registrant's Certifying Accountants	Not applicable
Corporate Governance	Corporate Governance Statement	145
Mine Safety Disclosure	Not applicable
Item 17—Financial Statements	Not applicable
Item 18—Financial Statements	Consolidated Financial Statements	199-356
Item 19—Exhibits		473

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

Certain definitions are also in the Glossary (Definitions and Abbreviations) section on page 475 of this Form 20-F.

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

Such risks and uncertainties include, but are not limited to, the following:

•
geopolitical risks, such as those associated with crises in the Middle East and increasing political tensions in respect of the Ukraine, which could potentially adversely impact the markets in which the Group operates;

•
concerns on sovereign debt and financial uncertainties in the EU and in member countries such as Greece and the potential effects of those uncertainties on the Group;

•
general and sector specific economic conditions in Ireland, the United Kingdom and the other markets in which the Group operates;

BANK OF IRELAND GROUP

PRESENTATION OF INFORMATION (Continued)

•
the ability of the Group to generate additional liquidity and capital as required;

•
the effects of extensive asset quality review and stress tests conducted by the European Central Bank and any capital or other assessments undertaken by regulators;

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

•
the impact on lending and other activity arising from the emerging macro prudential policies;

•
the performance and volatility of international capital markets;

•
the effects of the Irish Government's stockholding in the Group (through the Ireland Strategic Investment Fund) and possible changes in the level of such stockholding;

•
the impact of downgrades in the Group's or the Irish Government's credit ratings or outlook;

•
the stability of the eurozone;

•
changes in the Irish and United Kingdom banking systems;

•
changes in applicable laws, regulations and taxes in jurisdictions in which the Group operates particularly banking regulation by the Irish and United Kingdom Governments together with the operation of the Single Supervisory Mechanism and the establishment of the Single Resolution Mechanism;

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

•
the development and implementation of the Group's strategy, including the Group's ability to achieve net interest margin increases and cost reductions;

•
the responsibility of the Group for contributing to compensation schemes in respect of banks and other authorised financial services firms in Ireland and the United Kingdom that may be unable to meet their obligations to customers;

•
the inherent risk within the Group's life assurance business involving claims, as well as market conditions generally;

•
potential further contributions to the Group sponsored pension schemes if the value of pension fund assets is not sufficient to cover potential obligations;

•
the impact of the continuing implementation of significant regulatory developments such as Basel III, Capital Requirements Directive (CRD) IV, Solvency II and the Recovery and Resolution Directive; and

BANK OF IRELAND GROUP

PRESENTATION OF INFORMATION (Continued)

•
the Group's ability to address weaknesses or failures in its internal processes and procedures including information technology issues and equipment failures and other operational risks.

Analyses of asset quality and impairment in addition to liquidity and funding are set out in the Risk Management Report. Investors should read 'Principal risks and uncertainties' in this document beginning on page 69.

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

Further definitions are set out in the Glossary (Definitions and Abbreviations) section on page 475 of this Form 20-F.

Reporting Currency

The Group publishes consolidated financial statements in euro '€' or 'EUR'. Each euro is made up of one hundred cent, each of which is represented by the symbol 'c' in this Annual Report.

References to 'dollars', 'US$', '$' or '¢' are to US currency, and references to 'Stg£', 'GBP£' and 'pounds sterling' are to UK currency. Amounts in dollars, unless otherwise stated, for the current financial (fiscal) year have been translated from euro at the rate prevailing on 31 December 2014 as shown below under 'Exchange Rates'. This rate should not be construed as a representation that the euro amounts actually denote such dollar amounts or have been, could have been, or could be converted into dollars at the rate indicated.

Exchange Rates

As a significant portion of the assets, liabilities, income and expenses of the Group is denominated in currencies other than euro, fluctuations in the value of the euro relative to other currencies have an effect on the euro value of assets and liabilities denominated in such currencies as well as on the Group's results

BANK OF IRELAND GROUP

PRESENTATION OF INFORMATION (Continued)

of operations. The principal foreign currencies affecting the Group's financial statements are sterling and the dollar. At 18 March 2015, the spot rate was US$1.0592 = €1.00.

The following table sets forth, for the dates or periods indicated, the spot or Noon Buying Rate in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the 'Noon Buying Rate') and the rates used by the Group in the preparation of its consolidated financial statements, which are sourced from the European Central Bank (ECB):

	Year ended 31 December 2014	Year ended 31 December 2013	Year ended 31 December 2012	Year ended 31 December 2011	Year ended 31 December 2010
	(US$ per €)
Dollar / euro rates:
End of period	1.2101	1.3779	1.3186	1.2973	1.3269
Average(1)	1.3297	1.3303	1.2908	1.4002	1.3216
High	1.3927	1.3816	1.3260	1.4875	1.4536
Low	1.2101	1.2774	1.2930	1.2926	1.1959
End of period rate used by the Group(2)	1.2141	1.3791	1.3194	1.2939	1.3362
Average rate used by the Group(2)	1.3285	1.3281	1.2848	1.3920	1.3258

The highest spot or noon buying rate for each of the last six months was: February 2015: 1.1462, January 2015: 1.2015, December 2014: 1.2504, November 2014: 1.2554, October 2014: 1.2812, September 2014: 1.3136.

The lowest spot or noon buying rate for each of the last six months was: February 2015: 1.1197, January 2015: 1.1279, December 2014: 1.2101, November 2014: 1.2394, October 2014: 1.2517, September 2014: 1.2628.

	Year ended 31 December 2014	Year ended 31 December 2013	Year ended 31 December 2012	Year ended 31 December 2011	Year ended 31 December 2010
	(Stg£ per €)
Sterling / euro rates:
End of period rate used by the Group(2)	0.7789	0.8337	0.8161	0.8353	0.8607
Average rate used by the Group(2)	0.8061	0.8493	0.8109	0.8679	0.8579

(1)
The average of the spot or Noon Buying Rates on the last day of each month during the Group's financial year / period.

(2)
The rates used by the Group in the preparation of its consolidated financial statements.

BANK OF IRELAND GROUP

BUSINESS REVIEW

Selected Consolidated Financial Data

The following tables present selected consolidated financial data which have been derived from the audited consolidated financial statements of the Group. Tables 1 and 2 detail financial data under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for the years ended 31 December 2014, 2013, 2012, 2011 and 2010.

The consolidated financial statements of the Group are prepared in accordance with IFRS as issued by the IASB for the years ended 31 December 2014, 2013, 2012, 2011 and 2010. The financial statements on pages 199 to 356 cover the three years ended 31 December 2014, 2013 and 2012. The EU adopted version of IAS 39 currently relaxes some of the hedge accounting rules in IAS 39 'Financial Instruments—Recognition and Measurement'. The Group has not availed of this relaxation, hence these financial statements comply with both IFRS as adopted by the EU and IFRS as issued by the IASB.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements of the Group and the notes thereto, which are included in this Annual Report. The financial results should not be construed as indicative of financial results for subsequent periods. See 'Operating and Financial Review and Prospects'.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Selected Consolidated Financial Data (Continued)

Table 1

	Year ended 31 December 2014(1)	Year ended 31 December 2014	Restated(2) Year ended 31 December 2013	Restated(2) Year ended 31 December 2012	Year ended 31 December 2011	Year ended 31 December 2010
	US$m	(in € millions, except per unit amounts and percentages)
Income Statement Data
Interest income	4,167	3,432	3,669	4,006	4,618	5,179
Interest expense	(1,349)	(1,111)	(1,665)	(2,560)	(3,076)	(2,960)

Net interest income	2,818	2,321	2,004	1,446	1,542	2,219
Net insurance premium income	1,632	1,344	1,073	1,156	929	969
Fees and commission income	677	558	493	515	612	633
Fees and commission expense	(260)	(214)	(192)	(215)	(192)	(257)
Net trading (expense) / income	(51)	(42)	12	(275)	19	225
Life assurance investment income, gains and losses	988	814	531	678	(38)	474
(Loss) / gain on liability management exercises	(6)	(5)	4	69	1,789	1,402
Other operating income	334	275	64	80	(1)	199

Total operating income	6,132	5,051	3,989	3,454	4,660	5,864
Insurance contract liabilities and claims paid	(2,524)	(2,079)	(1,470)	(1,725)	(750)	(1,268)

Total operating income, net of insurance claims	3,608	2,972	2,519	1,729	3,910	4,596
Other operating expenses	(2,070)	(1,705)	(1,576)	(1,625)	(1,653)	(1,804)
Cost of restructuring programmes	(68)	(56)	(90)	(150)	3	(18)
Impact of amendments to defined benefit pension schemes	113	93	274	—	—	733

Operating profit / (loss) before impairment charges on financial assets and gain / (loss) on NAMA / deleveraging	1,583	1,304	1,127	(46)	2,260	3,507
Impairment charges on financial assets	(573)	(472)	(1,665)	(1,769)	(2,004)	(2,284)
(Loss) / gain on sale of assets to NAMA including associated costs	—	—	—	(1)	33	(2,241)
Loss on deleveraging of financial assets	—	—	(3)	(326)	(565)	—

Operating profit / (loss)	1,010	832	(541)	(2,142)	(276)	(1,018)
Share of results of associates and joint ventures (after tax)	112	92	31	46	35	49
(Loss) / profit on disposal / liquidation of business activities	(5)	(4)	(10)	(69)	34	—

Profit / (loss) before taxation	1,117	920	(520)	(2,165)	(207)	(969)
Taxation	(163)	(134)	34	334	233	344

Profit / (loss) for the period	954	786	(486)	(1,831)	26	(625)

Attributable to non-controlling interests	—	—	(3)	(6)	(4)	5
Attributable to stockholders	954	786	(483)	(1,825)	30	(630)

Profit / (loss) for the period	954	786	(486)	(1,831)	26	(625)

Earnings per unit of €0.05 / €0.10 / €0.64(3) ordinary stock	2.4c	2.0c	(2.3c )	(6.7c )	(0.8c )	(22.0c	)(4)

Diluted earnings per unit of €0.05 / €0.10 / €0.64(3) ordinary stock	2.4c	2.0c	(2.3c )	(6.7c )	(0.8c )	(22.0c	)(4)

Dividends per unit of €0.05 / €0.10 / €0.64(3) ordinary stock(5)	—	—	—	—	—	—

Number of shares used in EPS calculation (in millions)	32,345	32,345	30,252	30,109	15,704	3,811	(4)

Number of shares used in diluted EPS calculation (in millions)	32,345	32,345	30,252	30,109	15,704	3,811	(4)

See page 12 for footnotes to Table 1.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Selected Consolidated Financial Data (Continued)

Table 1 (continued)

	As at 31 December 2014(1)	As at 31 December 2014	Restated(2) As at 31 December 2013	Restated(2) As at 31 December 2012	As at 31 December 2011	As at 31 December 2010
	US$m	(in € millions, except per unit amounts and percentages)
Balance Sheet Data
Total assets	157,590	129,800	132,133	147,961	154,700	167,462
Loans and advances to customers (net of impairment provisions)	99,699	82,118	84,514	92,621	99,314	114,457
Loans held for sale to NAMA (net of impairment provisions)	—	—	—	—	—	793
Other assets classified as held for sale	164	135	—	—	2,446	119
Loans and advances to banks	5,890	4,851	4,759	9,502	8,051	7,458
Allowance for impairment provisions on loans and advances to customers (including loans held for sale to NAMA and loans classified as held for sale)	(9,012)	(7,423)	(8,241)	(7,544)	(6,365)	(5,050)
Available for sale financial assets	16,487	13,580	12,104	11,093	10,262	15,576
NAMA senior bonds	2,882	2,374	3,957	4,428	5,016	5,075
Deposits from banks	4,680	3,855	12,213	21,125	31,382	41,075
Customer accounts	90,860	74,837	73,867	75,170	70,506	65,443
Debt securities in issue	19,474	16,040	15,280	18,073	19,124	28,693
Subordinated liabilities	3,035	2,500	1,675	1,707	1,426	2,775
Non-controlling interests	(7)	(6)	(6)	(2)	37	56
Capital stock	3,106	2,558	2,558	2,452	2,452	1,210
Stock premium account	1,378	1,135	1,135	1,210	5,127	3,926
Retained earnings	5,094	4,196	3,805	4,683	3,571	3,806
Other reserves	1,064	876	404	336	(869)	(1,510)
Own shares held for the benefit of life assurance policyholders	(15)	(12)	(13)	(14)	(15)	(15)
Stockholders' equity	10,627	8,753	7,889	8,667	10,266	7,417

(1)
Translated solely for convenience into dollars at €1.00 = US$1.2141, the Spot Rate on 31 December 2014.

(2)
As outlined in the Group accounting policies on page 211, comparative periods have been restated to reflect the change in timing of recognition of the FSCS levy in accordance with IFRIC 21 'Levies'. See note 60 to the consolidiated financial statements for additional information.

(3)
The Group's ordinary stock was renominalised from €0.64 to €0.10 with effect from 19 May 2010 and from €0.10 to €0.05 with effect from 11 July 2011.

(4)
Adjusted to reflect the bonus element of the rights issue, which took place in July 2011. An adjustment factor of 1.007809 has been applied.

(5)
See 'Dividend Policy' on page 462 for details of dividends per unit of ordinary stock in dollars.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Selected Consolidated Financial Data (Continued)

Table 2

	Year ended 31 December 2014	Restated* Year ended 31 December 2013	Restated* Year ended 31 December 2012	Year ended 31 December 2011	Year ended 31 December 2010
	(in Percentages %)
Other Financial Data
Return on average total assets(1)	0.60	(0.35)	(1.20)	0.02	(0.36)
Return on average stockholders' equity(2)	9.6	(6.0)	(19.9)	0.3	(8.6)
Net interest margin(3)	2.1	1.7	1.1	1.1	1.4
Cost / income ratio(4),(5)	56	62	96	42	39
Impairment provisions on loans and advances to customers(6)	8.3	8.9	7.5	6	4.2
Impairment provisions on loans held for sale to NAMA(7)	—	—	—	—	8.6
Impairment charges to average total loans(8)	0.6	1.9	1.7	1.7	1.6
Stockholders' equity to assets(9)	6.7	6.0	5.9	6.6	4.4
Dividend payout ratio(10)	—	—	—	—	—

Key Capital Ratios	As at 31 December 2014	As at 31 December 2013	As at 31 December 2012	As at 31 December 2011	As at 31 December 2010
	(in Percentages %)
Capital(11)	Basel III / CRD IV Transitional	Basel II	Basel II	Basel II	Basel II
Common equity tier 1 / Core tier 1	14.8	12.2	13.8	14.3	—
Tier 1	14.9	12.4	13.9	14.4	9.7
Total capital	18.3	13.6	15.3	14.7	11.0

*
As outlined in the Group accounting policies on page 211, comparative periods have been restated to reflect the change in timing of recognition of the FSCS levy in accordance with IFRIC 21 'Levies'. See note 60 to the consolidiated financial statements for additional information.

(1)
Return on average total assets represents profit attributable to the ordinary stockholders as a percentage of average total assets. The calculation of the average balances for all years includes daily, weekly or monthly averages for certain reporting units (see 'Average Balance Sheet and Interest Rates' section on page 439). The Group considers these average balances to be representative of the operations of the Group.

(2)
Return on average stockholders' equity represents profit attributable to the ordinary stockholders as a percentage of average stockholders' funds, excluding minority interests.

(3)
Net interest margin represents net interest income as a percentage of average interest earning assets.

(4)
Impacted by the loss of €5 million (year ended 31 December 2013: a gain of €4 million, year ended 31 December 2012: a gain of €69 million; year ended 31 December 2011: a gain of €1,789 million and year ended 31 December 2010: a gain of €1,402 million) on the repurchase of subordinated liabilities.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Selected Consolidated Financial Data (Continued)

(5)
The cost / income ratio is determined by dividing the Other operating expenses including goodwill impairment of the Group by the total income (including gain on liability management exercises) of the Group including income from associated undertakings and joint ventures.

(6)
Impairment provisions on loans and advances to customers is calculated by dividing the impairment provision on loans and advances to customers by total loans and advances to customers at the balance sheet date.

(7)
Impairment provisions on loans held for sale to NAMA is calculated by dividing the impairment provision on loans held for sale to NAMA by loans held for sale to NAMA at the balance sheet date.

(8)
Impairment charges to average total loans is calculated by dividing impairment charges for the financial period on loans and advances to customers by average loans and advances to customer (including assets classified as held for sale and held for sale to NAMA).

(9)
Stockholders' equity excludes minority interests.

(10)
Dividend payout ratio is calculated by dividing the annual equity dividends by profit attributable to ordinary stockholders.

(11)
Capital ratios as at 31 December 2014 are calculated under the Basel III / CRD IV regulations. Prior year ratios were calculated under the Basel II regulations and have not been restated.

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

Overview and Market Environment

We have made substantial progress against our strategic priorities in 2014

We set a number of strategic priorities at the beginning of the year including continuing to:

•
win new customers and develop relationships with existing customers,

•
build our margins whilst achieving new lending and deposit gathering targets,

•
manage our costs whilst investing for the future,

•
maintain the morale and commitment of our staff whilst driving through significant change,

•
reduce the absolute quantum of defaulted loans through seeking to work with customers who have financial challenges,

•
protect and manage our capital, and

•
effectively manage within the evolving regulatory environment.

We have made substantial progress against these strategic priorities during the year as we focus on generating attractive and sustainable returns for our shareholders.

We have returned to profit and substantially improved our capital position

Performance improved by c.€1.4 billion

We generated a profit before tax of €920 million—c.€1.4 billion better than 2013. Higher net interest income, lower ELG fees and significantly reduced loan impairment charges all contributed to this result. It also reflects additional gains amounting to c.€500 million, relating primarily to impairment provision reversals and gains from the rebalancing of our liquid asset portfolio.

UK and Irish economies improved during 2014; outlook remains favourable

The Irish and UK economies continued to strengthen in 2014, providing supportive backdrops for our businesses. Ireland was the fastest growing economy in the Eurozone, with GDP growth of c.5%. Irish growth became more broadly based with domestic demand making a positive contribution. Employment continued to increase and the Irish unemployment rate, while still elevated, moved below the European average. Residential and commercial property markets also continued their recovery. In the UK, GDP expanded by 2.6% with employment growing and property prices increasing. The outlook for both the Irish and UK economies remains favourable, albeit we are conscious of increased geopolitical risks.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Delivered strong new lending performance—up more than 50%; largest lender to the Irish economy during 2014

Gross new lending of €10 billion in 2014 was more than 50% higher than the previous year.

In Ireland, we see encouraging signs of increased credit demand across our residential mortgage, SME and corporate businesses. Excluding our Irish tracker mortgages books (which in total reduced by €1.5 billion), total new lending of €5.7 billion by our Irish businesses exceeded repayments and redemptions. We were the largest lender to the Irish economy during 2014.

In the UK, ongoing investment in our consumer banking business resulted in a more than doubling of new mortgage lending to €2.3 billion in 2014.

Overall, net loans and advances to customers were €82.1 billion at 31 December 2014, a net reduction of €2.4 billion since 31 December 2013 (€4.5 billion on a constant currency basis). Redemptions, repayments and loan sales across our Group totalled c.€14 billion in 2014. Our actions to reduce defaulted loans, repayments in our RoI mortgage tracker book and the run-down of our non-core GB business banking / corporate banking books, together accounted for more than €3 billion of this figure.

Looking ahead, we are confident of further progress.

In Ireland, with our strong franchise positions, we are well positioned to meet credit demand which has begun to recover as the economy grows and confidence returns. We are also focused on capitalising on further refinancing opportunities from other financial institutions on both a customer specific basis and through acquiring loan portfolios which conform to our risk appetite, at prices which are margin accretive and are above our hurdle rate of return. We have had a positive start in 2015, including our recently announced acquisitions of performing loan books from Danske and the liquidators of IBRC. These acquisitions demonstrate our capability and appetite to develop new customer relationships and we welcome these new customers to the Group.

Our UK mortgage business is also enjoying continued momentum from 2014.

Net interest income increased 16% in 2014; net interest margin has improved to 2.13% with a Q4 NIM of 2.24%

Our net interest income increased 16% in 2014, with a higher net interest margin being partially offset by lower average interest earning assets.

We earned an average net interest margin of 2.13% in 2014, compared to 1.75% in 2013. Our 4th quarter net interest margin was 2.24%. The increase in our margin reflects the actions that the Group has taken to further reduce funding costs reduced ELG costs and the positive impact of new lending volumes, partially offset by the impact of ECB rate cuts in 2013 and 2014. From here, we expect that our net interest margin will grow further, albeit at a more modest pace than in 2014, with positive impacts from new lending and lower funding costs being partially offset by the impact of the low interest rate environment.

Average interest earning assets fell 5% to €109 billion during the year reflecting the movement in our loan book and lower liquid assets, as a consequence of NAMA bond repayments and our management of our liquid asset portfolio. Looking forward, we expect that our liquid assets will fall modestly from year end levels.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Maintaining tight control over costs, while continuing to invest in our businesses, people, technology and digital

We continued to maintain tight control over costs. At the same time, we are investing in our businesses, technology, digital and people. We are focused on introducing new technologies to make banking easier and more cost efficient for our customers and staff who serve them. In Ireland, a substantial and increasing proportion of our customers are adopting self-service, e-banking and mobile technologies. Overall staff costs, excluding pensions, have increased during 2014 primarily due to a payment in respect of the Group's new career and reward framework. Other costs increased in 2014 reflecting continued investment in customer acquisition in Ireland and the UK and investments in technology and digital, partially offset by ongoing operational efficiencies. Our costs were also impacted by the relative strengthening of sterling against the euro. Looking forward, we remain focused on controlling our operating expenses while investing to support our growth opportunities. New regulatory requirements, particularly the deposit and resolution funds, will impact our cost base in 2015 and beyond.

Restructuring solutions for challenged loans are working; reduced defaulted loans by 22% (€4 billion) from peak

We remain very focused on the resolution of Irish mortgage and business banking challenged loans. We are agreeing suitable and sustainable solutions, which work for our customers and are acceptable to the Group. More than 9 out of 10 of our owner occupied challenged Irish mortgage customers with restructuring arrangements are meeting the agreed repayments. In our challenged Irish business banking portfolio, we have restructuring resolution arrangements in place in over 90% of cases. More than 9 out of 10 of our restructured business banking borrowers are meeting their agreed arrangements.

Our defaulted loan volumes continued to fall—by €2.8 billion in 2014 and by €4 billion from their reported peak in June 2013. These reductions reflect our ongoing efforts to appropriately and sustainably support customers who are in financial difficulty, the improving economic environment and the ongoing recovery in collateral values. We anticipate further reductions in defaulted loans in 2015 and beyond with the pace being influenced by a range of factors.

Total impairment charge reduced by c.€1.2 billion; RoI mortgage provision reversal of €280 million

Our total impairment charge reduced by c.€1.2 billion relative to the prior year. This reflects lower customer loan impairment charges of c.€840 million, a provision reversal of €280 million following changes to our RoI mortgage collective provisioning assumptions and the reversal of an impairment charge previously taken on NAMA subordinated debt of €70 million. Customer loan impairment charges were reduced across all asset categories. Excluding the positive impact of the RoI mortgage provision reversal, the impairment charge would have reduced to 90 basis points during 2014. We expect this charge to continue to progress toward normalised levels during 2015.

Generated capital at a significant pace in 2014; CET 1 ratios grown by 250-300 basis points

The Group generated capital at a significant pace during 2014 with a 250 basis points increase in our transitional Basel III Common equity tier 1 (CET 1) capital ratio and a 300 basis points increase in our fully loaded CET 1 ratio (excluding the 2009 Preference Stock). At the end of December 2014, the Group's transitional CET 1 ratio was 14.8%, the Group's fully loaded CET 1 ratio (including the 2009 Preference Stock) was 11.9% and the Group's fully loaded CET 1 ratio (excluding the 2009 Preference Stock) was 9.3%. The increase in our capital ratios during 2014 primarily reflects our trading performance, a modest

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

reduction in risk weighted assets and a more efficient capital structure in our New Ireland life assurance subsidiary.

We have strengthened our Total capital ratio to 18.3%. This reflects the improvement in our CET 1 position and our €750 million Tier 2 bond issue in June 2014. The coupon on this bond was 4.25% compared to 10% on a similar bond issued 18 months ago.

The Group passed the ECB's Comprehensive Assessment with substantial capital buffers in October 2014.

We continue to expect to maintain a buffer above a CET 1 ratio of 10%, taking account of the transition rules and our intention to de-recognise the 2009 Preference Stock between January and July 2016. This provides for a meaningful buffer over regulatory requirements.

As we have previously stated, we are prioritising the capital we are generating towards facilitating the de-recognition of the remaining €1.3 billion 2009 Preference Stock between January 2016 and July 2016. After that, our ambition will be to progress towards dividend payments.

Maintaining a robust liquidity position

Our liquidity position is robust, reflecting the actions we have taken to restructure our balance sheet and to strengthen our funding position. Customer deposits account for c.80% of Group funding and these are predominantly retail oriented. Our wholesale funding requirement has further reduced in 2014, with our remaining Monetary Authority funding at operational levels. At the end of December 2014, our net stable funding ratio was 114%, our Liquidity Coverage Ratio was 98% and our loan to deposit ratio was 110%.

Increased our Tangible Net Asset Value by c.13%

As a result of our financial performance, our Tangible Net Asset Value (TNAV) has increased by c.13% in 2014 to 21.6 cents per share.

Supporting our customers and the economy

We have continued to win new customers and develop our relationships with our existing customers across all our franchises.

We remain the number 1 business bank in Ireland

In Ireland, we are the number 1 bank for businesses, providing over 50% of new non property business lending in 2014. The domestic economy grew in 2014, which had a positive impact on confidence, and as a consequence, credit demand has begun to slowly improve. New lending volumes to businesses were up over 20% compared to 2013, reflecting our franchises' strength. We had particularly strong performances in our agricultural, motor finance and commercial finance businesses and we continue to provide over 50% of new agricultural lending. We believe there are further opportunities to build new relationships with businesses who are refinancing from other financial institutions. In February 2015, we announced the acquisition of a €274 million performing business banking portfolio from Danske Bank.

Strong performance in our Irish consumer businesses

Our Irish consumer businesses also performed well in 2014. Our mortgage business provided one out of every three mortgages in Ireland. Our new mortgage lending levels were up over 40% compared to 2013. We are continuing to innovate our mortgage offering and enhance our customer propositions. We continue to see new customers joining Bank of Ireland, and have benefited from other banks with challenged

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

business models exiting the market. We completed the acquisition of a c.€250 million performing mortgage book from IBRC's liquidators in January 2015. We have a 27% share of the deposit market and have enhanced our direct and online product offerings.

Strong growth in UK mortgage lending; partnership with the UK Post Office continuing to develop

In the UK, through our strategic partnership with the Post Office, we are one of the leading challenger consumer banking franchises with c.3 million customers. A key objective for 2014 was to significantly grow our mortgage business and our new lending volumes have more than doubled. This performance reflects the success of various development initiatives, including our investment in capacity and capabilities to prepare for Mortgage Market Review introduction in early 2014 and the launch of additional distribution partnerships including with Legal & General from June 2014. Supported by the momentum we are seeing, we are confident that we can deliver further new lending growth in 2015. Our foreign exchange joint venture with the Post Office remains the largest provider of consumer foreign exchange in the UK. We successfully launched a new foreign currency payment app in the first half of 2014, which has been well received by customers.

Continue to safely run down our GB non-core books

Our GB Corporate and Business Banking activities, which we are required to run-down under our EU-approved Restructuring Plan, reduced by £1.0 billion during 2014. The remaining book at the end of 2014 amounted to £1.9 billion. We expect the level of redemptions to slow in 2015.

Northern Ireland and motor / agri on track

Our UK motor and agri-asset finance business (NIIB) had a strong year. Our Northern Ireland business made a modest profit in 2014, following a cost base restructuring in 2013.

Corporate business focused on growth opportunities

Our Corporate and Treasury business delivered a very good result. New lending in our Irish corporate business was up c.€900 million, or more than 100%, compared to 2013 and the book has grown during the year. Our dedicated teams focused on new to Bank of Ireland customers and customers refinancing from other financial institutions had a successful year. We continue to achieve a strong share of banking relationships arising from new foreign direct investment in Ireland and we have maintained our leading position in the Irish corporate banking sector. Our global markets business developed relationships with a significant number of new customers in its foreign exchange business and saw increased demand from customers for interest rate and foreign exchange hedging protection products.

Our international acquisition finance business performed well

Our international acquisition finance business has delivered a strong performance and volumes have increased at appropriate margins and fees, despite our cautious stance in certain segments of this market.

Our People are a key differentiator for our business

Group colleagues continue to be a key differentiator for our businesses. Our success relies on their professionalism and dedication, the service they provide to our customers and the long-term partnerships they build with them. It is their tremendous efforts which have enabled us to make further significant progress on our shared objectives during 2014.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Our future success depends on having colleagues who are equipped to effectively navigate the dynamic commercial, technological and regulatory environments in which we operate. We continue to invest in our people to ensure that they are able to further accelerate our momentum and more effectively support and serve our customers. Over the past year 2,900 colleagues achieved professional accredited qualifications and we sponsored 1,950 individuals to undertake education programmes.

We continue to strive to enhance our employer brand across all jurisdictions and have delivered a portfolio of successful Group-wide engagement and wellbeing programmes that have achieved positive external recognition.

During 2014, in conjunction with staff members, we completed the implementation of a shared solution to strengthen the Group's sponsored defined benefit pension schemes. This will improve the security of future pension benefits for the scheme's members and will support a reduction in the size and volatility of the Group's pension deficit over time.

In 2014, we transitioned to a new sustainable career and reward framework for our employees. The framework provides significant transparency and agility and reinforces our focus on investing in our people, our need to support career development and to reinforce the flexibility and professionalism of our people.

Well positioned for sustainable profitable growth in 2015 and beyond

2014 was another year of continued strong delivery against the strategic objectives we set for ourselves and have articulated to our shareholders. We have further enhanced the Group and its franchises through our lending performance, our return to profitability, our improved asset quality and the pace of our capital generation.

While there are geopolitical risks, the macroeconomic outlook remains favourable in both Ireland and the UK. With a business model focused on retail and commercial customers, we are well placed to continue to benefit from our support of the economic recovery in our chosen markets. We have the capital, liquidity, infrastructure and strategic imperative to support our businesses and meet our objectives for them. The strength and momentum in our businesses gives us confidence in the Group's prospects and in our ability to continue to focus on our duty to responsibly deliver attractive and sustainable returns to our shareholders.

Strategic report

•
Bank of Ireland Group (the 'Group') is one of the largest financial services groups in Ireland with total assets of €130 billion as at 31 December 2014.

•
The Group provides a broad range of banking and other financial services. These services include; current account and deposit services, overdrafts, term loans, mortgages, business and corporate lending, international asset financing, leasing, instalment credit, invoice discounting, foreign exchange facilities, interest and exchange rate hedging instruments, life assurance, pension and protection products. All of these services are provided by the Group in Ireland with selected services being offered in the UK and internationally.

•
The Group generates the majority of its revenue from traditional lending and deposit taking activities as well as fees for a range of banking and transaction services.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

•
The Group operates an extensive distribution network of 246 branches and over 1,200 ATMs in the Republic of Ireland and access to 11,500 branches and over 2,500 ATMs in the UK via the Group's relationship as financial services partner with the UK Post Office.

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

Retail Ireland

Retail Ireland offers a comprehensive range of banking products and related financial services to the personal and business markets including deposits, mortgages, consumer and business lending, credit cards, current accounts, money transmission services, commercial finance, asset finance and general insurance. Retail Ireland serves customers through a distribution network of branches, central support teams, ATMs and through direct channels (telephone, mobile and on-line).

Retail Ireland is managed through a number of business units namely Distribution Channels, Consumer Banking (including Bank of Ireland Mortgage Bank), Business Banking (including Bank of Ireland Finance) and Customer and Wealth Management.

Bank of Ireland Life

Bank of Ireland Life includes the Group's wholly owned subsidiary, New Ireland Assurance Company plc (NIAC). Through NIAC, the Group offers a wide range of life assurance, pension, investment and protection products to the Irish market through the Group's branch network, its financial advisors (direct sales force) and independent brokers.

Retail UK

Retail UK primarily comprises consumer and business banking via a branch network in Northern Ireland, its UK residential mortgage business and the business partnerships with the UK Post Office. Most of Retail UK's operations are conducted through the Group's wholly owned UK licensed subsidiary, Bank of Ireland (UK) plc.

A range of retail financial services are provided in the UK via an exclusive relationship with the UK Post Office and a range of other partners. This gives the Group access to an extensive distribution network through which it distributes mortgage, personal lending, savings, insurance, banking and foreign exchange products and a large fleet of ATMs.

Corporate and Treasury

Corporate and Treasury comprises the Group's Corporate Banking and Global Markets activities across the Republic of Ireland, UK and selected international jurisdictions. This division also incorporates IBI Corporate Finance and includes the Group's liquid asset portfolio.

Corporate Banking provides banking services to major corporations and financial institutions. The range of lending products provided includes overdraft and short term loan facilities, term loans, project finance and structured finance. Corporate Banking also includes the Group's Leveraged Acquisition Finance (LAF) business.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Global Markets transacts in a range of market instruments on behalf of both the Group itself and its customers. The activities include transactions in inter-bank deposits and loans, foreign exchange spot and forward contracts, options, financial futures, bonds, swaps, forward rate agreements and equity tracker products. In addition, Global Markets manages the Group's Liquid Asset portfolio.

IBI Corporate Finance advises publicly-quoted, private and semi-state companies across a variety of domestic and international transactions.

Group Centre

Our central Group functions are responsible for delivering services to each division and include Group Manufacturing, Group Finance, Group Credit & Market Risk, Group Governance Risk and Group Human Resources.

Strategic objectives

The Group's balance sheet, credit risk profile and funding profile have been substantially restructured since 2008, with a focus on the Group's core Republic of Ireland (RoI) market and selected international diversification. The Group is focused on building sustainable profitability by nurturing and developing its:

i)
strong customer and client relationships;

ii)
franchise positions in its core markets in Ireland;

iii)
access to an extensive distribution network, primarily through the UK Post Office (PO) partnership; and

iv)
proven capabilities in LAF.

All delivered by well trained, committed and motivated employees.

In addition, the Group has an ongoing focus on the effective management of its portfolios that are challenged from a credit and / or pricing perspective.

This strategy will enable the Group to deliver for its customers and create positive, sustainable returns for our shareholders.

(a)   Focus on RoI

A key focus of the Group's strategy is to further strengthen its core franchises in the RoI and to further develop its market positions by strengthening our customer offerings and distribution. The Group continues to be focused on being a market leader in its Consumer Banking, Business Banking, Wealth Management and Corporate Banking Ireland businesses. Building a sustainable bank for the future is our priority. A key tenet of this strategy is consolidating and enhancing our customer offerings and simplifying our processes to improve customer experience and the ability of staff to serve and support our customers.

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

(c)   Funding model

The Group maintains a stable funding base with core loan portfolios substantially funded by customer deposits and term wholesale funding.

Staff

The professionalism, commitment and dedication of the Group's staff has been key to the progress made during the challenging conditions of the past several years and their continued support and commitment will underpin the successful implementation of the Group's strategy.

EU Restructuring Plan

On 1 September 2014, as part of the Group's EU Restructuring Plan, the Group exited from the origination of new mortgage lending through the intermediary channel in Ireland. The exit from the intermediary business was implemented by transferring all regulated activities, assets and liabilities of ICS Building Society to the Governor and Company of the Bank of Ireland (the 'Bank') at book value.

On 1 September 2014, the sale of the ICS Building Society's distribution platform to Dilosk Limited, together with a c.€223 million gross performing mortgage asset pool, forming part of the Retail Ireland division, was completed. No deposits transferred as part of the sale.

ICS Building Society was placed in Members' Voluntary Liquidation on 15 December 2014.

Group Income Statement

	Year ended 31 December 2014 €m	Restated(1) Year ended 31 December 2013 €m	Restated(1) Year ended 31 December 2012 €m
Net interest income	2,321	2,004	1,446
Other income, net of insurance claims	651	515	282

Total operating income, net of insurance claims	2,972	2,519	1,728
Operating expenses	(1,668)	(1,392)	(1,775)
Impairment charges on loans and advances to customers	(542)	(1,665)	(1,724)
Impairment reversals / (charges) on available for sale financial assets	70	—	(45)
Loss on deleveraging of financial assets	—	(3)	(326)
Share of results of associates and jointly controlled entities (after tax)	92	31	46
(Loss) / profit on disposal / liquidation of business activities	(4)	(10)	(69)

Total profit / (loss) before tax	920	(520)	(2,165)
Taxation	(134)	34	334

Profit / (loss)	786	(486)	(1,831)

Attributable to non-controlling interests	—	(3)	(6)
Attributable to stock holders	786	(483)	(1,825)

Profit / (loss)	786	(486)	(1,831)

Basic EPS per share	2.0c	(2.3c )	(6.7c )
Diluted EPS per share	2.0c	(2.3c )	(6.7c )

(1)
For the impact of restatements and reclassification of the comparative periods please see note 60 to the consolidated financial statements on page 351.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

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

Net Interest Income

The following table shows net interest income for the year ended 31 December 2014, the year ended 31 December 2013 and the year ended 31 December 2012.

	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Net interest income	2,321	2,004	1,446

Year ended 31 December 2014 compared to the year ended 31 December 2013

Net interest income of €2,321 million for the year ended 31 December 2014 has increased by €317 million or 16% compared to the previous year.

The increase in net interest income reflects a 38 basis points increase in the Group's average net interest margin to 2.13% for the year ended 31 December 2014, partially offset by a 5% reduction in average interest earning assets in the year.

The Group's success in rebuilding its net interest margin, notwithstanding the low interest rate environment, reflects the continued progress on repricing deposit portfolios and the achievement of higher margins on new lending. The Group also benefited from more efficient balance sheet management, reduced risk premia in the capital markets partially offset by the impact of ECB rate cuts in November 2013, June 2014 and September 2014 along with the expiry of certain cash flow hedges.

The reduction in average interest earning assets is due to the level of redemptions exceeding the level of new lending in the period, including the impact of the Group's successful actions to reduce the level of defaulted assets, the reduction in excess regulatory liquidity in the Group's UK subsidiary and the redemption of NAMA senior bonds partially offset by the strengthening of the sterling exchange rate against the euro.

ELG fees of €37 million for the year ended 31 December 2014 are €92 million lower compared to fees of €129 million for the previous year. Total liabilities covered by the ELG Scheme reduced from €5 billion at 31 December 2013 to €3 billion at 31 December 2014. The ELG Scheme ended for all new liabilities on 28 March 2013.

The cost of the ELG Scheme will continue to reduce in line with the maturity of covered liabilities. Final maturity of the covered liabilities is expected to occur by December 2017, with three quarters of the remaining covered liabilities of €3 billion expected to mature by 31 December 2015.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Year ended 31 December 2013 compared to the year ended 31 December 2012

Net interest income of €2,004 million for the year ended 31 December 2013 increased by €558 million or 39% compared to the previous year.

The increase in net interest income reflected a 65 basis points increase in the Group's net interest margin to 1.75% for the year ended 31 December 2013, partly offset by a 13% reduction in average interest earning assets in the period.

The Group's success in rebuilding its net interest margin given the low interest rate environment, reflects substantial progress on repricing loan and deposit portfolios, more efficient balance sheet management and the benefits of reduced risk premia in the capital markets. While margins were higher on new lending, demand remained low.

The reduction in average interest earning assets was due to a combination of muted demand for new lending, the impact of loan redemptions including the run off of certain portfolios and the reduction in excess regulatory liquidity in the Group's UK subsidiary, the termination of the IBRC repo transaction (on a no gain / no loss basis) (for further details see note 53 to the consolidated financial statements), the impact of the weakening of the sterling exchange rate against the euro and increased impairment provisions.

ELG fees of €129 million for the year ended 31 December 2013 were €259 million lower compared to fees of €388 million for the previous year. Total liabilities covered by the ELG scheme reduced from €26 billion at 31 December 2012 to €5 billion at 31 December 2013. The ELG scheme ended for all new liabilities on 28 March 2013. The Group did not experience any adverse impacts on deposit volumes or pricing following the expiry of the ELG scheme.

IFRS Classifications

The table below sets out a reconciliation of net interest income under IFRS to net interest income after adjusting for IFRS classifications.

	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Net interest income (IFRS)	2,321	2,004	1,446
IFRS income classifications	(53)	(10)	(87)

Net interest income after IFRS income classifications	2,268	1,994	1,359

Net interest income is impacted by the classification of certain income between interest expense and other income (net of insurance claims) under IFRS which relates to the designation of certain financial instruments under the fair value option. This treatment resulted in additional net interest income of €53 million for the year ended 31 December 2014 (year ended 31 December 2013: €10 million; year ended 31 December 2012: €87 million), offset by a similar reduction in 'other income (net of insurance claims)' in the three reporting periods. After adjusting for the impact of the IFRS classifications, the Group's net interest income increased by €274 million in the year ended 31 December 2014 (year ended 31 December 2013: increased by €635 million).

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The main drivers of the IFRS income classifications (which are classified as part of other income under IFRS) in the year ended 31 December 2014, the year ended 31 December 2013 and the year ended 31 December 2012 are outlined below.

	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Liabilities designated at fair value through profit or loss
Trading expense	50	48	55
Insurance contract liabilities and claims paid	23	23	41
Derivatives not designated under hedge accounting
Trading expense	(20)	(61)	(9)

	53	10	87

Year ended 31 December 2014 compared to the year ended 31 December 2013

The increase in the year ended 31 December 2014 compared to the previous year is largely due to changes in the composition of derivatives within the banking book and movements in interest rates.

Year ended 31 December 2013 compared to the year ended 31 December 2012

The decrease in the year ended 31 December 2013 compared to the previous year is largely due to changes in the composition of derivatives within the banking book and movements in interest rates.

For further information on interest rates see 'Additional Information' on page 438.

Group Net Interest Margin (Group Net Yield)

The following table sets forth the Group's net interest margin for the year ended 31 December 2014, the year ended 31 December 2013 and the year ended 31 December 2012.

	Year ended 31 December 2014 €m	Year ended 31 December 2013 €bn	Year ended 31 December 2012 €bn
Average interest earning assets	109	115	132

Group net interest margin—annualised(1) (Group net yield) (%)	2.13%	1.75%	1.10%

(1)
The Group net interest margin—annualised is calculated using average interest earning assets that include average loans and advances after average specific impairment provisions.

Year ended 31 December 2014 compared to the year ended 31 December 2013

The increase in net interest income reflects a 38 basis points increase in the Group's average net interest margin to 2.13% for the year ended 31 December 2014, partially offset by a 5% reduction in average interest earning assets in the year. The average net interest margin for the six months ended 30 June 2014 was 2.09%. The average net interest margin for the second half of the year ended 31 December 2014 was 2.17%.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The Group's success in rebuilding its net interest margin, notwithstanding the low interest rate environment, reflects the continued progress on repricing deposit portfolios and the achievement of higher margins on new lending. The Group also benefited from more efficient balance sheet management, reduced risk premia in the capital markets partially offset by the impact of ECB rate cuts in November 2013, June 2014 and September 2014 along with the expiry of certain cash flow hedges.

The reduction in average interest earning assets is due to the level of redemptions exceeding the level of new lending in the period, including the impact of the Group's successful actions to reduce the level of defaulted assets, the reduction in excess regulatory liquidity in the Group's UK subsidiary and the redemption of NAMA senior bonds partially offset by the strengthening of the sterling exchange rate against the euro.

Year ended 31 December 2013 compared to the year ended 31 December 2012

The increase in net interest income reflects a 65 basis points increase in the Group's net interest margin to 1.75% for the year ended 31 December 2013, partly offset by a 13% reduction in average interest earning assets in the period. The net interest margin for the six months ended 30 June 2013 was 1.46%. The margin for the second half of the year to 31 December 2013 was 1.94%.

The Group's success in rebuilding its net interest margin given the low interest rate environment, reflects substantial progress on repricing loan and deposit portfolios, more efficient balance sheet management and the benefits of reduced risk premia in the capital markets. While margins were higher on new lending, demand remained low.

The reduction in average interest earning assets is due to a combination of muted demand for new lending, the impact of loan redemptions including the run off of certain portfolios and the reduction in excess regulatory liquidity in the Group's UK subsidiary, the termination of the IBRC repo transaction (on a no gain / no loss basis), the impact of the weakening of the sterling exchange rate against the euro and increased impairment provisions.

Other Income, net of insurance claims

The following table shows other income (net of insurance claims) for the year ended 31 December 2014, the year ended 31 December 2013 and the year ended 31 December 2012.

	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Net insurance premium income	1,344	1,073	1,156
Fee and commission income	558	493	515
Fee and commission expense	(214)	(192)	(215)
Net trading (expense) / income	(42)	12	(275)
Life assurance investment income, gains and losses	814	531	678
Gain on liability management exercises	(5)	4	69
Insurance contract liabilities and claims paid	(2,079)	(1,470)	(1,725)
Other operating income	275	64	79

Other income, net of insurance claims	651	515	282

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Year ended 31 December 2014 compared to the year ended 31 December 2013

Other income, net of insurance claims of €651 million for the year ended 31 December 2014 increased by €136 million compared to the previous year from €515 million in the year ended 31 December 2013. IFRS income classifications, as mentioned above have also impacted 'other income, net of insurance claims' (a charge of €53 million in the year ended 31 December 2014 versus a charge of €10 million in the year ended 31 December 2013).

The increase in other income, net of insurance claims was primarily due to the following items:

A positive movement of €144 million, arising from the impact of the change in credit spreads relating to the Group's own debt and deposits accounted for at 'fair value through profit or loss'. These liabilities consist of certain subordinated debt, certain structured senior debt and tracker deposits. During the year ended 31 December 2014 a charge of €10 million was recognised compared to a charge of €154 million which was recognised during the year ended 31 December 2013.

A positive movement of €142 million relating to transfers from the AFS reserve on asset disposals, reflecting a gain of €192 million for the year ended 31 December 2014 compared to a gain of €50 million in the previous year.

A negative movement of €95 million relating to valuation adjustments on financial instruments (CVA, DVA, FVA and other), reflecting a charge of €101 million due to valuation adjustments on financial instruments (CVA, DVA, FVA and other) compared to a charge of €6 million in the previous year.

A negative movement of €43 million due to a recovery during the year ended 31 December 2013 in relation to the Lehman Brothers administration settlement, there was no such income received during 2014.

The principal other items within other income, net of insurance claims, which contributed to the change in the year ended 31 December 2014 included:

•
a positive movement of €25 million in Bank of Ireland Life's other income This is primarily due to gains relating to economic assumption changes and interest rate movements of €24 million recognised during 2014, compared to a charge of €3 million in 2013;

•
a negative movement of €20 million in the accounting impact of fair value movements on the Contingent Capital Note embedded derivative, reflecting a charge of €31 million in the year ended 31 December 2014 compared to a charge of €11 million in the previous year;

•
a positive movement of €7 million in Corporate and Treasury's other income, primarily due to higher fee income; and

•
a positive movement of €3 million in Retail UK's other income, primarily due to fees on deleveraging GB business banking loans and increased transaction fees compared to 2013.

Year ended 31 December 2013 compared to the year ended 31 December 2012

Other income, net of insurance claims of €515 million for the year ended 31 December 2013 increased by €233 million compared to the previous year from €282 million in the year ended 31 December 2012. IFRS income classifications, as mentioned above have also impacted 'other income, net of insurance claims' (a charge of €10 million in the year ended 31 December 2013 versus a charge of €87 million in the year ended 31 December 2012).

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

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

The principal other items within other income, net of insurance claims, which contributed to the change in the year ended 31 December 2013 included:

•
a positive movement of €17 million in Retail Ireland's other income. This is primarily due to higher retail banking fees €14 million, higher interchange income €7 million and increased gains on international investment properties €5 million in 2013. These factors are partly offset by lower general insurance income;

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

•
a negative movement of €10 million relating to transfers from the AFS reserve on asset disposals, reflecting a gain of €50 million for the year ended 31 December 2013 compared to a gain of €60 million in the previous year; and

•
a negative movement of €25 million in Retail UK's other income. Commissions payable to the UK Post Office were €29 million higher than the previous year. This reflects a change in the contractual arrangements for commission payments where revised commission arrangements for all products were agreed with the UK Post Office in August 2012 as part of the renegotiation and extension of the overall financial services relationship. Since August 2012, commission paid is primarily reflected in net other income whereas under previous contractual arrangements a small proportion of the total amount paid was included in operating costs. Income from the sale of structured deposit products, transaction related fees and commissions and foreign exchange income also decreased in the year ended 31 December 2013 compared to the previous year.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Operating Expenses

The following table sets out the Group's operating expenses for the year ended 31 December 2014, the year ended 31 December 2013 and the year ended 31 December 2012.

Operating expenses	Year ended 31 December 2014 €m	Restated(1) Year ended 31 December 2013 €m	Restated(1) Year ended 31 December 2012 €m
Staff costs (excluding pension costs)	775	739	905
Impact of amendments to defined benefit pension schemes	(93)	(274)	—
Pension costs	138	133	70
Irish bank levy	38	—	—
FSCS levy	18	15	17
Other costs	792	779	783

Operating expenses	1,668	1,392	1,775

Average staff numbers	11,292	11,831	13,091

(1)
For the impact of restatements and reclassification of the comparative periods please see note 60 to the consolidated financial statements on page 351.

Year ended 31 December 2014 compared to the year ended 31 December 2013

Operating expenses of €1,668 million for the year ended 31 December 2014 are €276 million or 20% higher than the previous year.

The Group has continued its focus on delivering efficiencies during the year ended 31 December 2014 with savings being achieved across staff and other costs. However, these savings have been offset by further investment in our people, business, technology and digital.

Staff costs (excluding pension costs) of €775 million for the year ended 31 December 2014 were €36 million higher than in 2013. This is primarily due to a payment made in relation to the Group's career and reward framework and the increase in costs related to the Group's restructuring programme. During 2014, and linked to the 2013 Pension Review, the Group agreed a new career and reward framework, across the Group, giving transparency and flexibility around change and career development in the Group and consequently a change to certain historical employment contracts and practices. In recognition of the career and reward framework implementation virtually all staff accepted a 5% of salary once off payment resulting in a charge of €32 million in the year. Virtually all staff also received a 1.75% salary increase paid in 2014 and included in 2014 operating costs, and a 2% pay increase for 2015 paid from January 2015. These increases were partially offset by a reduction in employee numbers under the Group's restructuring programme. The average number of staff employed by the Group has declined by 539 from an average of 11,831 in the year ended 31 December 2013 to 11,292 in 2014. Staff numbers at 31 December 2014 were 11,086.

A gain of €93 million was recognised for the year ended 31 December 2014, reflecting the impact in 2014 of changes in pension benefits implemented as part of the 2013 Pension Review. The largest of the Group sponsored defined benefit pension schemes is the Bank of Ireland Staff Pensions Fund (BSPF) which accounted for approximately 76% of the total liabilities across all of its defined benefit sponsored schemes. The Group completed a review of the BSPF during 2013 and implemented amendments to benefits to address the IAS 19 deficit of same. The amendment to future increases in members' pensionable salaries

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

required active members in RoI and UK to individually accept the changes. In 2013 the Group recognised a €274 million gain in the income statement as a result. In the year ended 31 December 2014 a further gain of €93 million was recognised reflecting the increased level of acceptances at 31 December 2014 of c.100% (31 December 2013: 19%) together with the impact of a similar review carried out on a number of smaller Group sponsored pension schemes during the year.

Pension costs of €138 million for the year ended 31 December 2014 were €5 million higher than the same period in 2013. Lower service cost and interest cost were offset by the lower level of recovery of the pension levy compared to 2013.

The Group incurred a cost of €38 million in the year ended 31 December 2014 due to the introduction of a new Irish Bank levy. The levy is in the form of a stamp duty and applies for the years 2014 to 2016. The charge is calculated as 35% of the DIRT paid by each relevant financial institution in respect of 2011. An income statement charge is recognised annually on the date on which all of the criteria set out in the legislation are met. The levy is payable on 20 October 2014, 2015 and 2016.

FSCS costs of €18 million for the year ended 31 December 2014 were €3 million higher than in 2013.

Other costs, including technology, property and other non-staff costs were €792 million for the year ended 31 December 2014 compared with €779 million in the previous year. The increase reflects the Group's continued investment in customer acquisition in Ireland and the UK and investments in technology and digital partially offset by operational efficiencies.

Year ended 31 December 2013 compared to the year ended 31 December 2012

Operating expenses of €1,392 million for the year ended 31 December 2013 are €383 million, or 22%, lower than the previous year.

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

A gain of €274 million was recognised in the year ended 31 December 2013, reflecting the impact of amendments to defined benefit pension schemes. At 31 December 2012, the IAS 19 deficit in the Group sponsored defined benefit pension schemes was €1.1 billion. Based on the status of implementation of the amendments and assumption changes made at 31 December 2013, the Group has recognised a reduction in the deficit of €391 million net of directly related expenses. The Group has recognised €274 million of this amount as a gain in the income statement, with the remaining €117 million recognised in other comprehensive income. Further details are set out in note 43 to the consolidated financial statements on pages 293 to 304.

Pension costs of €133 million for the year ended 31 December 2013 were €63 million higher than the previous year. Of this increase, €48 million relates to a combination of lower discount rates and a higher

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

pension deficit and c.€15 million relates to a lower recovery of the pension levy by Trustees of the Group sponsored defined benefit pension schemes compared to 2012 when two years of the BSPF levy were recovered compared to one year in 2013.

FSCS costs of €15 million are €2 million lower than 2012.

Other costs, including technology, property and other non-staff costs were €779 million for the year ended 31 December 2013 and were €4 million lower than the previous year. The decrease reflects strong cost control with an ongoing focus on efficiency improvements in the year ended 31 December 2013, as the Group continues to consolidate, standardise and simplify its operations. The Group's outsourcing contracts continue to deliver benefits. These savings have been partly offset by costs associated with strategic initiatives supporting improved customer experience and the costs associated with regulatory compliance projects.

Impairment charges / (reversals) on loans and advances to customers

	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Residential mortgages	(148)	573	462

—Retail Ireland	(140)	542	418
—Retail UK	(8)	31	44

Non-property SME and corporate	218	468	413

—Republic of Ireland SME	127	233	223
—UK SME	17	113	53
—Corporate	74	122	137

Property and construction	451	583	797

—Investment	307	343	437
—Land and development	144	240	360

Consumer	21	41	52

Total impairment charges / (reversals) on loans and advances to customers	542	1,665	1,724

Year ended 31 December 2014 compared to the year ended 31 December 2013

Impairment charges on loans and advances to customers of €542 million for the year ended 31 December 2014 were €1,123 million or 67% lower than the previous year. The impairment charge for the previous year reflected, among other factors, implementation of the CBI 'Impairment Provisioning and Disclosures Guidelines' (31 May 2013), and the observations from the CBI's 2013 Asset Quality Review (AQR) of the Group's loan portfolios as at 30 June 2013.

The significant reduction in impairment charges for 2014 reflects the performance of the Group's loan portfolios, improvements in the economic environment in the countries in which those portfolios are located and the significant reduction in defaulted loans. Additionally, impairment charges for 2014 reflect the impact of updated Retail Ireland mortgage collective impairment provisioning parameters and assumptions, primarily driven by improving economic factors, property prices and recent experience, and the Group's response to the observations from the 2014 ECB AQR.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The impairment reversal on Residential mortgages of €148 million for the year ended 31 December 2014 compares to an impairment charge of €573 million in the previous year.

The impairment reversal on the Retail Ireland mortgage portfolio of €140 million for the year ended 31 December 2014 compares to an impairment charge of €542 million in the previous year. The 2013 impairment charge on the Retail Ireland portfolio reflected the impact of the implementation of the CBI guidelines and consideration of the CBI's 2013 AQR.

The current year impairment reversal on the Retail Ireland mortgage portfolio reflects a range of considerations including:

•
improved performance within the portfolio (lower default rates);

•
the improved economic conditions such as lower unemployment and higher property prices; and

•
the impact of updated Retail Ireland mortgage collective provisioning assumptions.

Details of updated collective provisioning model parameters and assumptions for Retail Ireland mortgages, including property valuation assumptions and cure rates, are set out on pages 115 and 116. The estimated combined impact of the updated collective provisioning model parameters and assumptions is a €280 million net reduction in collective impairment provisions for Retail Ireland mortgages as at 31 December 2014.

Overall, there has been a significant reduction in Retail Ireland mortgage default arrears (based on loan volumes greater than 90 days past due and / or impaired) in 2014, continuing the trend seen in the second half of 2013.

Owner occupied default arrears (based on loan volumes greater than 90 days past due and / or impaired) were €1,685 million at 31 December 2014 as compared with €1,911 million at 30 June 2014 and €2,051 million at 31 December 2013. This reduction is reflective of the further improvement in economic conditions during the year and the considerable ongoing progress being made by the Group in effecting its mortgage arrears resolution strategies supported by improving economic conditions. The level of Owner occupied default arrears for the Group remains at less than half the level of those banks as published on a quarterly basis by the CBI (latest industry statistics are as at Q3 2014(1)).

Buy to let default arrears (based on loan volumes greater than 90 days past due and / or impaired) were €1,534 million at 31 December 2014 as compared to €1,787 million at 30 June 2014 and €1,745 million at 31 December 2013.

Buy to let borrowers continue to be impacted by rising repayments as interest only periods come to an end and they move to fully amortising loans. At 31 December 2014, 70% of the Buy to let mortgage book was on a 'principal and interest' repayment basis (31 December 2013: 65%). As part of the Group's mortgage arrears resolution strategies, the Group continues to work with Buy to let customers, particularly those with interest only periods that are coming to an end, to restructure customer mortgages on a sustainable basis, as appropriate.

The €253 million reduction in Buy to let default arrears in the second half of 2014 reflects the significant progress made by the Group in the ongoing restructure of customer mortgages on a sustainable basis, resolution activity and the disposal of a portfolio of distressed mortgage assets, supported by improved rental market conditions for investors, particularly evident in primary urban areas. The level of Buy to let default arrears for the Group remains below the level of those banks as published on a quarterly basis by the CBI (latest industry statistics are as at Q3 2014(1)).

(1)
CBI Mortgage Arrears industry statistics report adjusted to exclude Bank of Ireland.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The Group's progress in effecting sustainable restructure and resolution strategies for customers in financial difficulties has resulted in higher cure rates, and thus has also contributed to the significant reduction in the stock of default arrears and lower impairment charges in 2014. In line with the CBI 'Impairment Provisioning and Disclosures Guidelines', application of a twelve month probation period continues to apply in all cases to be eligible for inclusion in collective provisioning model cure rate calculations.

The impairment reversal on the Retail UK mortgage portfolio of €8 million for the year ended 31 December 2014, compared to an impairment charge of €31 million in the previous year. This reflects the improved residential property market in the UK, allied with the satisfactory performance of the portfolio which has seen low and reducing levels of default arrears across all market segments. Default arrears (volume of loans greater than 90 days past due and / or impaired) decreased to £395 million at 31 December 2014 as compared with £457 million at 30 June 2014 and £492 million at 31 December 2013.

The impairment charge on the Non-property SME and corporate loan portfolio of €218 million for the year ended 31 December 2014 has decreased by €250 million from the previous year.

Republic of Ireland SME impairment charges of €127 million for the year ended 31 December 2014 have decreased by €106 million from the previous year. The reduction reflects general improvements in economic and trading conditions in the Irish SME sector in 2014. Current year impairment charges continue to relate mainly to those segments dependent on discretionary consumer spending, in addition to individual case specific events.

Impairment charges on the UK SME portfolio decreased to €17 million for the year ended 31 December 2014 compared to an impairment charge of €113 million in the previous year. Previous year impairment charges were driven by a small number of large individual cases, which were not a feature in the current year. The portfolio also benefited from the further improvement in macroeconomic conditions.

The impairment charges on the Corporate portfolios reduced to €74 million for the year ended 31 December 2014 compared to €122 million in the previous year. As was the case in the first half of 2014, impairment charges have primarily been driven by individual case specific events. Overall, the pace of migration of new cases into our challenged portfolios has reduced considerably, with both the domestic Irish and international corporate banking portfolios continuing to benefit from the improvement in economic conditions.

The impairment charge on the Property and construction loan portfolio of €451 million for the year ended 31 December 2014 decreased by €132 million compared to €583 million in the previous year.

The impairment charge on the Investment property element of the Property and construction portfolio was €307 million for the year ended 31 December 2014 compared to €343 million in the previous year. Investment property impairment charges reflect the regional distribution of assets within the Investment property portfolio. While prime Dublin and London markets continue to lead the property market recovery, in non-urban / regional areas the recovery is slower, with demand dependent on location, asset type and quality. Investment property impairment charges also reflect resolution activity such as selected property asset sales for a small number of individual cases in certain market segments.

The positive sentiment that has been witnessed in the Dublin commercial property market over the past twelve months in the office and retail sectors is supported by stronger occupier demand. Dublin continues to lead the recovery with increased activity present in the urban centres of Cork, Galway and Limerick. Other regions are showing improved sentiment, however recovery is moving more slowly. The sale of significant regional shopping centre and retail park portfolios in the market has had a positive impact on the pricing of retail assets in those sectors. These transactions illustrate investor confidence towards future

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

expectations in the sector but the retail occupier market is at an earlier stage in the cycle having yet to record meaningful rental growth.

Within the UK, both London and the South East are experiencing yields close to their historic lows. Investors continue to have a strong appetite for regional assets, including shopping centres, which have seen yield spreads between prime and strong regional assets narrow. Location and scheme specific rental growth is expected to return.

The impairment charge on the Land and development element of the Property and construction portfolio was €144 million for the year ended 31 December 2014 compared to €240 million in the previous year. Development activity has increased in Dublin, with commuter counties now also improving; however, other regional areas remain challenging and are recovering more slowly. This urban / rural divide in property markets, in addition to the revision of exit strategies on a small number of challenged cases, is reflected in Land and development impairment charges in 2014.

The impairment charge of €21 million on Consumer loans for the year ended 31 December 2014 has reduced significantly from the impairment charge of €41 million in the previous year, reflecting the ongoing improvements in economic conditions in 2014, and consequently low levels of default and higher cure rates, particularly in the Retail Ireland Consumer portfolio.

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

The impairment charge on Residential mortgages of €573 million for the year ended 31 December 2013 has increased by €111 million from €462 million in the previous year. The 2013 charge reflects, among other things, the consideration of the AQR and implementation of the revised CBI guidelines.

The impairment charge on the Retail Ireland mortgage portfolio of €542 million for the year ended 31 December 2013 has increased by €124 million from €418 million in the previous year. The 2013 charge reflects a significant improvement in default arrears trends in the second half of 2013, particularly in the Owner occupied segment, the impact of implementation of the revised CBI guidelines and consideration of the AQR. While the volume of default arrears (based on loan volumes 90 days or more past due and / or impaired) has continued to increase, the pace of default arrears formation has reduced significantly in the year, particularly in the Owner occupied segment. In addition to the reduction in the pace of formation of default arrears, reflecting improving economic conditions, the Group has continued to formally restructure a significant number of customer mortgages on a sustainable basis.

For the year ended 31 December 2013, Residential property prices recorded an annual increase of 6.4% according to the Central Statistics Office (CSO) Index. This compares to a decline of 4.5% in 2012. This is the first annual increase since January 2008, with residential property prices in Dublin continuing to perform significantly better (15.7% annual increase to 31 December 2013) than the national average. The CSO Index for December 2013 reported that national residential prices were 46% below peak, compared to 50% at December 2012 and June 2013, with residential prices in Dublin 49% below peak, while properties outside of Dublin were 47% below peak.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

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

The impairment charge on the Non property SME and corporate loan portfolio of €468 million for the year ended 31 December 2013 has increased by €55 million from €413 million in the previous year. The 2013 charge reflects, among other things, the consideration of the AQR.

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

Impairment charges on our UK SME portfolio increased to €113 million for the year ended 31 December 2013 compared to €53 million in the previous year, primarily driven by a small number of large individual exposures and case specific events. The UK macro-economic conditions and outlook have been on an improving trend in the later months of 2013, with the unemployment rate falling.

The impairment charges on the Corporate portfolios reduced to €122 million for the year ended 31 December 2013 compared to €137 million in the previous year. The domestic Irish Corporate portfolio was impacted by challenging domestic demand and market conditions, albeit the pace of migration of new

(1)
Source: Daft.ie National Rental Index.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

cases into our challenged portfolios has reduced considerably. Our international corporate banking portfolios continued to perform satisfactorily reflecting their exposure to global, rather than exclusively Irish economic indicators, with impairments driven by individual case specific events.

The impairment charge on the Property and construction loan portfolio of €583 million for the year ended 31 December 2013 decreased by €214 million compared to €797 million in the previous year. The 2013 impairment charge reflects, among other things, the consideration of the AQR.

The impairment charge on the Investment property element of the Property and construction portfolio was €343 million for year ended 31 December 2013 compared to €437 million in the previous year.

Between 2007 and 2012, the Irish market experienced a significant fall in asset values, with Irish commercial property capital values down 66% from peak(2). However, capital values rose by 3% in 2013, which represented the first annual increase in capital values since 2007. Activity in the commercial property market in Dublin has continued to increase, particularly for prime Office assets, and improving economic conditions had led to capital value growth spreading to the Retail and Industrial sectors by late 2013. There have been some early signs of improvement in the Retail sector, such as increased Retail sales and consumer sentiment, however, conditions in the sector remained difficult in 2013 as evidenced by increased retail tenant defaults and high vacancy levels, particularly in provincial / regional locations, which have contributed to continued elevated impairment charges on our Investment property portfolio.

UK commercial property capital values increased by 4% in 2013, reflecting continued strong returns from London based properties coupled with rising returns in key regional centres on foot of growing investor confidence in real estate outside of London, particularly in the office market. Performance in the UK Retail sector continues to remain more subdued, with limited occupier demand outside of London. Tenant failures and market rental pressures are continuing to impact on impairment levels.

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

Impairment (reversal) / charge on available for sale financial assets

	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
NAMA subordinated bonds	(70)	—	40
Irish Life and Permanent plc subordinated bonds	—	—	—
Other	—	—	5

Impairment (reversals / charges on AFS financial assets	(70)	—	45

(2)
Source: Investment Property Databank Ltd (IPD).

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Year ended 31 December 2014 compared to the year ended 31 December 2013

At the balance sheet date the Group held €281 million (nominal value) of subordinated bonds issued by the National Asset Management Agency (NAMA). Following NAMA's updated outlook for its long term performance and the payment to the Group of a coupon of €15 million, the Group updated its valuation of the bonds to 82.6% of their nominal value at 31 December 2014, and reversed €70 million of impairment previously recognised.

Year ended 31 December 2013 compared to the year ended 31 December 2012

There was no impairment charge on available for sale (AFS) financial assets for the year ended 31 December 2013.

Loss on deleveraging of financial assets

Year ended 31 December 2014 compared to the year ended 31 December 2013

A loss on the planned deleveraging of financial assets of €3 million was recognised in the year ended 31 December 2013. There was no such loss in the current year.

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

Loss on disposal / liquidation of business activities

Year ended 31 December 2014 compared to the year ended 31 December 2013

A loss on disposal / liquidation of business activities of €4 million was recognised in the year ended 31 December 2014 which primarily relates to the disposal of the ICS mortgage platform and c.€223 million of mortgages to Dilosk Limited. This compared to a loss of €10 million in the previous year in relation to other disposals.

Year ended 31 December 2013 compared to the year ended 31 December 2012

A loss on disposal of business activities of €10 million was recognised in the year ended 31 December 2013 compared to a loss of €69 million in the previous year.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

As part of the Group's focus on simplifying its corporate structure the Group wound up a number of wholly owned dormant and non-trading subsidiary companies. In accordance with accounting standards any cumulative unrealised foreign exchange gains and losses were required to be realised on disposal and recycled through the income statement. A loss of €12 million arose in the year ended 31 December 2013 on the recycling of foreign exchange reserves on the liquidation of a number of legal entities within the Group with a sterling functional currency. This compares to a loss of €56 million in the previous year. These charges do not impact the Group's regulatory capital. This loss has been reflected as loss on disposal / liquidation of business activities.

The loss on disposal of business activities in the previous year also includes a loss of €14 million which arose in the year ended 31 December 2012 on the sale of Burdale.

Taxation

Year ended 31 December 2014 compared to the year ended 31 December 2013

The taxation charge for the Group was €134 million for the year ended 31 December 2014 compared to a taxation credit of €34 million (restated)* in the previous year. The effective tax rate for the year ended 31 December 2014 is 13% (taxation charge) which compares with the comparable (restated) rate for the previous year of 12% (taxation credit). The effective tax rate is influenced by changes in the geographic mix of profits and losses.

Year ended 31 December 2013 compared to the year ended 31 December 2012

The taxation credit for the Group was €34 million (restated)* for the year ended 31 December 2013 compared to a taxation credit of €334 million in the previous year. The effective tax rate for the year ended 31 December 2013 was 12% (taxation credit) which is lower than the comparable rate for the previous year of 16% (taxation credit). The effective tax rate is influenced by changes in the geographic mix of profits and losses and the impact on deferred tax of the reduction in the UK corporation tax rate to 20% with effect from 1 April 2015.

*
As outlined in the Group accounting policies on page 211 comparative periods have been restated to reflect the change in timing of recognition of the FSCS levy in accordance with IFRIC 21 'Levies'. See note 60 to the consolidiated financial statements for additional information.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Consolidated balance sheet

Summary consolidated balance sheet	31 December 2014 €bn	Restated* 31 December 2013 €bn
Loans and advances to customers (after impairment provisions)	82	85
Liquid assets	25	27
Bank of Ireland Life assets	16	14
Other assets	7	6

Total assets	130	132

Customer deposits	75	74
Wholesale funding	20	27
Bank of Ireland Life liabilities	16	14
Other liabilities	8	7
Subordinated liabilities	2	2

Total liabilities	121	124
Stockholders' equity	9	8

Total liabilities and stockholders' equity	130	132

Loan to deposit ratio	110%	114%
Common equity tier 1 ratio—Basel III transitional rules	14.8%	12.3%
Total capital ratio(1)	18.3%	14.1%

*
As outlined in the Group accounting policies on page 211 comparative periods have been restated to reflect the change in timing of recognition of the FSCS levy in accordance with IFRIC 21 'Levies'. See note 60 to the consolidiated financial statements for additional information.

(1)
The Common equity tier 1 ratio—Basel III transitional and the total capital ratio are presented with a comparative as at 1 January 2014. Both capital ratios include the 2009 Preference Stock.

Loans and advances to customers

The Group's loans and advances to customers (after impairment provisions) of €82 billion have decreased by €2.4 billion or 3% since 31 December 2013. On a constant currency basis, loans and advances to customers have decreased by €4.5 billion or 5% during the year ended 31 December 2014.

The decrease in loans and advances to customers reflects that redemptions, repayments and loan sales have exceeded new lending across the Group. Gross new lending of c.€10 billion was more than 50% higher than in 2013 and that reflects in particular new lending, particularly in mortgages and business banking in the Republic of Ireland, Corporate Banking and UK mortgages. Redemptions, repayments and loan sales totalled €14 billion, of which the Group's success in progressing (through resolution or cure) a significant volume of defaulted assets, repayments in our RoI mortgage tracker book and the run-down of our GB business banking / GB corporate banking book together accounted for c.€3 billion of this figure.

The composition of the Group's loans and advances to customers by portfolio and by division at 31 December 2014 was broadly consistent with 31 December 2013. On 23 January 2015, Bank of Ireland completed the purchase of a book of performing Residential mortgages of €253 million from the Irish Bank Resolution Corporation Limited (in Special Liquidation) (IBRC). On 5 February 2015, the Group

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

and Goldman Sachs agreed terms to acquire a commercial loan portfolio of face value €540 million from Danske Bank A/S. As part of the transaction, the Group will acquire a €274 million portfolio of performing commercial loans, comprising over 1,000 customers in the SME, Agriculture and CRE sectors.

Defaulted loans of €14.3 billion at 31 December 2014 have decreased by €2.8 billion or 16% since the previous year. The decrease has occurred across all portfolios and reflects our ongoing efforts to appropriately and sustainably support customers who are in financial difficulty, the improving economic environment and the ongoing recovery in collateral values.

The stock of impairment provisions on loans and advances to customers of €7.4 billion has decreased by €0.8 billion since 31 December 2013 reflecting the impact of provisions utilised in 2014 partially offset by new impairment provisions during the year.

Further analysis and commentary on changes in the loan portfolios, asset quality and impairment is set out in the asset quality and impairment section of the Risk Management Report, see pages 68 to 144.

Liquid assets

Liquid assets	31 December 2014 €bn	31 December 2013 €bn
Cash at banks	4	5
Cash and balances at Central Banks	5	6

—Bank of England	4	5
—Central Bank of Ireland and US Federal Reserve	1	1

Government bonds	8	7
NAMA senior bonds	2	4
Covered bonds	3	3
Senior bank bonds and other	3	2

	25	27

The Group's portfolio of liquid assets of €25 billion has decreased by c.€2 billion since 31 December 2013, primarily reflecting a reduction in cash balances.

Within the liquid assets securities portfolio, the redemption of €1.6 billion of NAMA senior bonds was offset by an increase in holdings of (non-Irish) EU sovereign bonds.

During the year ended 31 December 2014, gains of €192 million relating to transfers from the AFS reserve on asset disposals were recognised. These gains primarily arose from the sale of shorter dated Irish sovereign bonds (included in net other income see page 27).

Further analysis of the Group's sovereign and other bonds is set out on pages 357 to 365.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Customer deposits

Customer deposits	31 December 2014 €bn	31 December 2013 €bn
Retail Ireland	37	36

—Deposits	22	24
—Current account credit balances	15	12

Retail UK	26	26
Retail UK (Stg£bn equivalent)	20	22

—UK Post Office	16	16
—Other Retail UK	4	6

Corporate and Treasury	12	12

Total customer deposits	75	74

Loan to deposit ratio	110%	114%
Deposits covered by ELG Scheme	1	2

Group customer deposits (including current accounts with credit balances) of €75 billion have increased by €0.9 billion since 31 December 2013 due to increases in Retail Ireland (€0.7 billion) and Corporate and Treasury (€0.4 billion), partially offset by a decrease in Retail UK (€0.2 billion). On a constant currency basis, Group customer deposits decreased by €0.8 billion, largely due to the planned reduction of excess liquidity in Bank of Ireland (UK) plc, the exit from Business Banking in mainland Britain and the closure of the Group's Isle of Man activities.

The key focus for the Group with respect to its deposit management strategy has been to:

•
maintain and grow its stable retail customer deposit base in Ireland and the UK, in line with balance sheet requirements;

•
prudently manage deposit pricing and margins; and

•
maximise stable funding levels in line with Basel III / CRD IV specifications.

In the Retail Ireland Division, current account credit balances increased by c.€3 billion, partially offset by a decrease of c.€2 billion in deposit balances. This change in mix is attributable to customer behaviour in the lower interest rate environment, and is in line with overall market trends.

In the Corporate and Treasury Division, deposits increased by €0.4 billion largely due to higher current account credit balances.

Balances in Retail UK reduced by a planned £1.6 billion to £20.2 billion at 31 December 2014 in line with the Bank of Ireland (UK) plc balance sheet requirements. Balances originated through the Group's Northern Ireland branch network remained unchanged. Deposit balances originated through the Post Office network decreased by £0.2 billion to £16.0 billion, while other Retail UK balances decreased by c.£2 billion due to business changes during the year (the exit from Business Banking GB activities in accordance with the Group's revised 2011 EU Restructuring Plan and the closure of the Group's Isle of Man deposit gathering activities in May 2014).

Customer deposits of €75 billion at 31 December 2014 (31 December 2013: €74 billion) do not include €2.3 billion (31 December 2013: €2.3 billion) of savings and investment products sold by Bank of Ireland

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Life. These products have fixed terms (typically of five years) and consequently are an additional source of stable retail funding for the Group.

The Group's Loan to deposit ratio reduced by 4% to 110%, with deposit balances covered by the ELG Scheme reducing by c.€1 billion during the year.

Under the European Communities (Deposit Guarantee Schemes) Regulations, 1995 as amended in line with the Government's announcement of 20 September 2008, deposits of up to €100,000 per eligible depositor per credit institution authorised by the CBI are protected by the Irish Deposit Guarantee Scheme. This Scheme covers current accounts, demand deposit accounts and term deposit accounts and is funded by the credit institutions lodging funds in a deposit protection account maintained at the CBI.

In addition to the deposits covered by these Regulations and by the ELG Scheme as set out above, certain other Group deposits are covered by the deposit protection schemes in other jurisdictions, chiefly the UK Financial Services Compensation Scheme (in respect of deposits issued by Bank of Ireland (UK) plc).

At 31 December 2014, the majority of personal and SME customer deposits continue to be covered under the deposit protection schemes.

Wholesale funding

	31 December 2014		31 December 2013
Wholesale funding sources	€bn	%	€bn	%
Secured funding	14	72%	22	81%

—Monetary Authority	4	22%	8	30%
—Covered bonds	6	31%	7	26%
—Securitisations	3	13%	3	11%
—Private market repo	1	6%	4	14%

Unsecured funding	6	28%	5	19%

—Senior debt	5	23%	3	11%
—Bank deposits	1	5%	2	8%

Total Wholesale funding	20	100%	27	100%

Wholesale market funding < 1 year to maturity	8	48%	7	40%
Wholesale market funding > 1 year to maturity	8	52%	12	60%
Monetary Authority funding < 1 year to maturity	3	—	—	—
Monetary Authority funding > 1 year to maturity	1	—	8	—
Wholesale funding covered by ELG Scheme	2	—	3	—
Liquidity metrics
Liquidity Coverage Ratio		98%		n/d	(1)
Net Stable Funding Ratio		114%		n/d	(1)
Loan to deposit ratio		110%		114%

(1)
The Net Stable Funding Ratio and the Liquidity Coverage Ratio were not disclosed at 31 December 2013.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Wholesale funding of €20 billion has decreased by c.€7.6 billion since 31 December 2013 primarily related to the impact of:

•
a reduction in loans and advances to customers (c.€2.4 billion);

•
the issue of a Lower tier 2 security in June 2014 (c.€0.75 billion);

•
lower holdings of NAMA bonds (c.€1.6 billion);

•
lower cash and balances at central banks (c.€1.4 billion);

•
higher customer deposits (c.€1 billion); and

•
retained earnings c.€0.4 billion.

During the year ended 31 December 2014, the Group has continued to access the term debt markets at reducing cost by issuing:

•
€750 million five-year senior unsecured security in January 2014 at 210 basis points above mid swaps;

•
€750 million of Irish Mortgage Asset Covered Securities in a five-year transaction in March 2014 at 80 basis points above mid swaps; and

•
€750 million three-year senior unsecured security in May 2014 at 150 basis points above mid swaps.

In January 2015, the Group issued €750 million of Irish Mortgage Asset Covered Securities in a five-year transaction at 20 basis points over mid swaps. In March 2015, the Group issued a €750 million five-year senior unsecured security at 100 basis points over mid swaps.

The Group's funding from Monetary Authorities of €4.4 billion at 31 December 2014 has decreased by c.€4 billion since 31 December 2013 and includes €1.5 billion of funding drawn from the ECB's Targeted Longer Term Refinancing Operation (TLTRO) in December 2014. Monetary Authority funding of c.€2.4 billion is related to the funding of NAMA bonds.

At 31 December 2014, €9.5 billion or 48% of wholesale funding had a term to maturity of greater than one year (31 December 2013: €19.9 billion or 72%). The reduction since 31 December 2013 is primarily related to the maturity profile of borrowings via the ECB's Long Term Repo Operations (TLTRO & LTRO). Excluding borrowings from Monetary Authorities, wholesale market funding with a maturity of less than one year was €7.5 billion of which €4.5 billion is secured.

At 31 December 2014, c.€1.9 billion of wholesale funding related eligible liabilities continue to be covered under the ELG Scheme (31 December 2013: c.€3 billion). In January 2015 c.€1.8 billion of the Group's senior debt covered under the ELG Scheme matured.

The Group's Liquidity Coverage Ratio (LCR) was 98% at 31 December 2014. Based on the Group's interpretation of Basel guidance, the Group's Net Stable Funding Ratio (NSFR) was 114% at 31 December 2014.

The Group's Loan to Deposit ratio decreased from 114% at 31 December 2013 to 110% at 31 December 2014.

Liquidity Regulation

The Group must comply with regulatory liquidity requirements of the Single Supervisory Mechanism (SSM) and the requirements of local regulators in those jurisdictions where such requirements apply to the Group.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

SSM requirements include CRD IV regulations which introduce minimum liquidity requirements for the Group and licensed subsidiaries including:

•
Liquidity Coverage Ratio—The liquidity coverage ratio (LCR) will require banks to have sufficient high-quality liquid assets to withstand a 30-day stressed funding scenario. The requirement is being introduced on a phased basis. A minimum 60% ratio will apply from October 2015 rising to a minimum 100% ratio to apply from January 2018;

•
Net Stable Funding Ratio—The net stable funding ratio (NSFR) requires banks to have sufficient quantities of funding from stable sources. The ratio is proposed to come into effect from January 2018; and

•
Additional Pillar II liquidity requirements may also apply. The Group will continue to expect to maintain a buffer above minimum applicable regulatory liquidity requirements.

The Central Bank of Ireland requires that banks have sufficient resources (cash inflows and marketable assets) to cover 100% of expected cash outflows in the 0 to 8 day time horizon and 90% of expected cash outflows in the 9 to 30 day time horizon.

The Group has remained in full compliance with the regulatory liquidity requirements in Ireland throughout 2014, and as at 31 December 2014 maintained a buffer significantly in excess of regulatory minima.

Bank of Ireland (UK) plc is authorised by the Prudential Regulation Authority (PRA) and is subject to the regulatory liquidity regime of the PRA. Bank of Ireland (UK) Plc has remained in full compliance with the regulatory liquidity regime in the UK throughout 2014, and as at 31 December 2014 maintains a buffer significantly in excess of regulatory minima.

Subordinated liabilities

Subordinated liabilities	31 December 2014 €m	31 December 2013 €m
Contingent Capital Note (CCN)	989	977
€750 million 4.25% Fixed Rate Notes	760	—
€250 million 10% Fixed Rate Notes	269	240
Other	482	458

Total	2,500	1,675

In June 2014, the Group issued a €750 million 10 year (callable at the end of year 5) Tier 2 capital bond. The bond carries a coupon of 4.25% (see note 39 to the consolidated financial statements).

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Stockholders' equity

Movements in stockholders' equity	Year ended 31 December 2014 €m	Restated* Year ended 31 December 2013 €m
Stockholders' equity at beginning of year	7,889	8,667

Movements:
Profit / (loss) attributable to stockholders	786	(483)
Dividends on preference stock	(141)	(240)
Remeasurement of the net defined benefit pension liability	(353)	(117)

—Changes in actuarial assumptions and other movements	(353)	(218)
—Impact of amendments to defined benefit pension schemes	—	101

Available for sale (AFS) reserve movements	133	317
Cash flow hedge reserve movement	159	(181)
Foreign exchange movements	275	(81)
Other movements	5	7

Stockholders' equity at end of year	8,753	7,889

*
As outlined in the Group accounting policies on page 211, comparative periods have been restated to reflect the change in timing of recognition of the FSCS levy in accordance with IFRIC 21 'Levies'. See note 60 to the consolidiated financial statements for additional information.

Stockholders' equity increased from €7,889 million at 31 December 2013 to €8,753 million at 31 December 2014.

The profit attributable to stockholders of €786 million for the year ended 31 December 2014 compares to the loss attributable to stockholders of €483 million for the year ended 31 December 2013.

During 2014, the Group paid dividends of €133.3 million on the 2009 Preference Stock. The Group also paid dividends of €4.4 million and £2.1 million on its other euro and sterling preference stock respectively.

The remeasurement of the net defined benefit pension liability is primarily driven by changes in actuarial assumptions including the discount rates and inflation rates and by asset returns. The RoI discount rate has reduced by c.145 basis points since 31 December 2013, from 3.65% to 2.20%. The impact of this reduction together with other liability assumption changes was partially offset by an increase of 21% in the market value of pension scheme assets during the year ended 31 December 2014.

The AFS reserve movement during 2014 is primarily due to an improvement / tightening of credit spreads, particularly on the portfolio of Irish Government bonds and Spanish covered bonds. Gains recognised on transfers from the AFS reserve during the year are included in other income on page 27.

The cash flow hedge reserve movement primarily reflects changes in the mark to market value of cash flow hedge accounted derivatives, driven by market rates and by amortisation of de-designated cash flow hedges. Over time, the reserve will flow through the income statement in line with the underlying hedged items.

Foreign exchange movements are driven by the translation of the Group's net investments in foreign operations. The movement in the period is due primarily to the 6.6% weakening of the euro against sterling in the year ended 31 December 2014.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Other assets and other liabilities

Other assets and other liabilities	31 December 2014 €bn	31 December 2013 €bn
Other assets	7.0	6.5

—Derivative financial instruments	3.7	3.5
—Deferred tax asset	1.6	1.7
—Other assets	1.7	1.3

Other liabilities	8.2	7.2

—Derivative financial instruments	4.0	3.2
—Pension deficit	1.0	0.8
—Other liabilities	3.2	3.2

Other assets at 31 December 2014 include derivative financial instruments with a positive fair value of €3.7 billion compared to a positive fair value of €3.5 billion at 31 December 2013. Other liabilities at 31 December 2014 include derivative financial instruments with a negative fair value of €4.0 billion compared to a negative fair value of €3.2 billion at 31 December 2013. The movement in the fair value of derivative assets and derivative liabilities is due to the impact of the movements in foreign exchange rates (particularly the euro / sterling exchange rate) and in interest rates during 2014.

At 31 December 2014, the deferred tax asset was €1.6 billion, which has reduced from the balance at 31 December 2013 of €1.7 billion. The deferred tax asset of €1.6 billion at 31 December 2014 includes an amount of €1.6 billion in respect of trading losses which are available to relieve future profits from tax. Under current Irish and UK tax legislation there is no time restriction on the utilisation of trading losses and based on its estimates of future taxable income, the Group has concluded that it is probable that sufficient taxable profits will be generated to recover this deferred tax asset and it has been recognised in full. Due to operating profits in the year, and as set out in note 42 to the consolidated financial statements, there has been a reduction in the value of the deferred tax asset recognised for operating losses which arose in prior periods.

At 31 December 2014, the pension deficit was €1.0 billion, a net increase of €0.2 billion from the position at 31 December 2013. The drivers of this increase are principally as follows:

•
a reduction in discount rates, with the RoI discount rate reducing by 145 basis points to 2.20% at 31 December 2014 from 3.65% at 31 December 2013. Together with other liability assumption changes, this increased the deficit by c.€1.1 billion;

•
in addition, interest cost and current service cost increase the deficit by c.€0.2 billion;

•
these impacts were partially offset by an increase of €1.1 billion in the value of pension scheme assets during the period; and

•
the impact in the current period of the Pensions 2013 Review, reducing the deficit by €0.1 billion during the period.

See note 43 to the consolidated financial statements for further details.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Capital

Regulatory capital and key capital ratios

Basel III / CRD IV		Basel III / CRD IV
Transitional 1 January 2014 €m		Transitional 31 December 2014 €m	Fully Loaded 31 December 2014 €m
	Capital Base
7,869	Total equity	8,747	8,747
81	—Impact of amendments to defined benefit pension schemes(1)	—	—
(465)	Regulatory adjustments being phased in / out under Basel III / CRD IV	(329)	(1,825)

—	—Deferred tax assets(2)	—	(1,452)
(47)	—10% / 15% threshold deduction(3)	—	—
609	—Retirement benefit obligations(4)	714	—
(486)	—Available for sale reserve(5)	(609)	—
(60)	—Pension supplementary contributions(4)	(56)	—
(47)	—Capital contribution on CCN(4)	(29)	—
(187)	—Tier 1 deductions in excess of Tier 1 capital(6)	—	—
(247)	—Other adjustments(7)	(349)	(373)

(730)	Other regulatory adjustments	(777)	(786)

(83)	—Expected loss deduction(8)	(10)	(19)
(368)	—Intangible assets and goodwill	(405)	(405)
(115)	—Dividend expected on 2009 Preference Stock	(115)	(115)
(46)	—Cash flow hedge reserve	(205)	(205)
22	—Own credit spread adjustment (net of tax)	26	26
(140)	—Securitisation deduction	(68)	(68)

6,755	Common equity tier 1(9)	7,641	6,136

	Additional tier 1
74	Tier 1 hybrid debt(6,10)	75	—
(261)	Regulatory adjustments	(5)	—

(167)	—Expected loss deduction(8)	(5)	—
(94)	—10% / 15% threshold(3)	—	—

187	Tier 1 capital deficit deducted from CET 1 capital(6)	—	—

6,755	Total tier 1 capital	7,711	6,136

	Tier 2
987	Tier 2 dated debt	1,525	1,514
106	Tier 2 undated debt	113	163
(261)	Regulatory adjustments	(5)	—
(167)	—Expected loss deduction(8)	(5)	—
(94)	—10% / 15% threshold(3)	—	—
60	Standardised incurred but not reported (IBNR) provisions	44	—
83	Other adjustments	53	(80)

975	Total tier 2 capital Total capital	1,730	1,597

7,730	Total	9,441	7,733

54.8	Total risk weighted assets (€bn)	51.6	51.6
	Capital ratios (including 2009 Preference Stock)

12.3%	Common equity tier 1	14.8%	11.9%
12.3%	Tier 1	14.9%	11.9%
14.1%	Total capital	18.3%	15.0%
4.9%	Leverage ratio	6.4%	5.1%

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Risk weighted assets (RWA)(11)

Basel III / CRD IV		Basel III / CRD IV
Transitional 1 January 2014 €bn		Transitional 31 December 2014 €bn	Fully Loaded 31 December 2014 €bn
49.7	Credit risk(12)	46.8	46.8
1.2	Market risk	0.5	0.5
3.5	Operational risk	4.0	4.0
0.4	Credit valuation adjustment	0.3	0.3

54.8	Total RWA	51.6	51.6

(1)
Equity was increased in the Basel III pro forma transitional and fully loaded ratios at 1 January 2014 to account for the €81 million arising from the impact of changes made to defined benefit pension schemes which was realised in Q1 2014.

(2)
Deduction for deferred tax assets (DTA) relates to DTA on losses carried forward, net of associated deferred tax liabilities. The deduction is phased at 0% in 2014 and 10% per annum thereafter.

(3)
The 10% / 15% threshold deduction is phased in at 20% in 2014 and increases by 20% per annum thereafter, and is deducted in full from CET 1 under fully-loaded rules. The calculation of the 10% / 15% threshold amount includes the benefit of the 2009 Preference Stock on a transitional and fully loaded basis.

(4)
Regulatory deductions applicable under Basel II and phased out under Basel III relate primarily to national filters. These will be phased out at 20% per annum until 2018 and are not applicable under fully loaded rules. The Basel III transitional adjustment for Retirement benefit obligations as at 1 January 2014 has been amended to reflect the €81 million of gains arising from the impacts of changes made to defined benefit pension schemes highlighted in footnote 1.

(5)
Basel III transitional rules in 2014 require phasing in 20% of unrealised losses and 0% of unrealised gains. Between 2015-2018 unrealised losses and gains will be phased in at the following rates 40%, 60%, 80%, 100%. The Group has opted to maintain its filter on both unrealised gains or losses on exposures to central governments classified in the 'Available for Sale' category. The reserve is recognisable in capital under fully loaded Basel III rules.

(6)
Under Basel III, Additional tier 1 deductions in excess of Additional tier 1 capital are deducted from CET 1. Under Basel III transitional rules expected loss and significant investments not deducted from CET 1 are deducted 50:50 from Tier 1 and Tier 2 capital. These deductions contribute to the excess of Additional tier 1 deductions over Additional tier 1 capital. Grandfathered Tier 1 hybrid debt has been offset against total Additional tier 1 deductions.

(7)
Includes technical items such as other national filters and non-qualifying CET 1 items.

(8)
Under Basel III transitional rules, expected loss is phased in at 20% in 2014 however, the CBI's implementation of competent authority discretions requires 50% of expected loss to be deducted from CET 1 overall. It is deducted in full from CET 1 under fully loaded rules. See also footnote 6.

(9)
CET 1 capital calculated under both the fully loaded and transitional rules includes the benefits of the 2009 Preference Stock (€1.3 billion outstanding at 31 December 2014). Under Basel III transitional rules state aid instruments are grandfathered until 31 December 2017. However, as part of the capital package completed in December 2013 the Group advised the Central Bank of Ireland that it is not the Group's intention to recognise the 2009 Preference Stock as regulatory CET 1 capital after July 2016, unless de-recognition would mean that an adequate capital buffer cannot be maintained above applicable regulatory requirements.

(10)
Non-qualifying Tier 1 hybrid debt is phased out of Additional tier 1 at 20% in 2014 and 10% per annum thereafter. Certain debt instruments are phased into Tier 2 capital from Tier 1 capital.

(11)
Risk weighted assets reflect the application of certain Central Bank of Ireland required BSA adjustments and the updated treatments of expected loss.

(12)
Includes risk weighted assets (RWA) relating to non-credit obligation assets / other assets, RWA attributable to Credit Valuation Adjustment (CVA) risk and RWA arising from the 10% / 15% threshold deduction.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Basel III / CRD IV

The Capital Requirements Directive (CRD IV) and the Capital Requirements Regulation (CRR) were published in the Official Journal of the EU on 27 June 2013. On 31 March 2014, the Minister for Finance signed into Irish law two regulations to give effect to CRD IV. The European Union (Capital Requirements) Regulations 2014 give effect to the CRD and the European Union (Capital Requirements) (No.2) Regulations 2014 give effect to a number of technical requirements in order that the CRR can operate effectively in Irish law. CRD IV also includes requirements for regulatory and technical standards to be published by the European Banking Authority (EBA). Many of these have not yet been published or their impact is uncertain.

The CRD IV Legislation is being implemented on a phased basis from 1 January 2014, with full implementation from 1 January 2019. The CRD IV transition rules result in a number of new deductions from CET 1 capital being introduced on a phased basis typically with a 20% impact in 2014, 40% in 2015 and so on until 2018. The CBI published their 'Implementation of Competent Authority Discretions and Options in CRD IV and CRR' on 24 December 2013 which clarifies the application of transitional rules in Ireland under CRD IV. This document was finalised in May 2014 to reflect the Member State discretions and options that have been allocated to the CBI.

Risk weighted assets

Risk weighted assets (RWA) at 31 December 2014 of €51.6 billion compares to RWA of €54.8 billon at 1 January 2014. Reductions in RWA are primarily due to a reduction in the quantum of loans and advances and a reduction in market risk RWA due to adopting a duration based approach, partially offset by the impact of foreign exchange movements and an increase in operational risk RWA arising from increased income.

Transitional Ratio

The Common equity tier 1 (CET 1) ratio at 31 December 2014 of 14.8% compares to the pro forma ratio of 12.3% at 1 January 2014. The increase is primarily due to the impact of attributable profits for the period, a decrease in the expected loss deduction, a decrease in the 10% / 15% threshold deduction and lower RWAs.

The pro forma CET 1 ratio at 1 January 2015 is estimated at 14.3%.

The Group continues to expect to maintain a buffer above a CET 1 ratio of 10%, taking account of the transition rules and the intention to derecognise the 2009 Preference Stock from regulatory CET 1 capital between January and July 2016. This provides for a meaningful buffer over regulatory requirements.

The Total capital ratio at 31 December 2014 of 18.3% compares to 14.1% on a pro forma basis at 1 January 2014 and reflects the impact of increased CET 1, the issuance of €750 million Tier 2 subordinated debt in June 2014 and lower RWAs.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Fully Loaded Ratio

The Group's pro forma CET 1 ratio, including the 2009 Preference Stock is estimated at 11.9% as at 31 December 2014 on a fully loaded basis, which has increased from 9.0% as at 31 December 2013. The increase is primarily due to the impact of attributable profits for the period, a decrease in the expected loss deduction, a decrease in the 10% / 15% threshold deduction and lower RWAs. Under Basel III transitional rules, state aid instruments, including the 2009 Preference Stock, are grandfathered until 31 December 2017. However, as part of the capital package completed in December 2013, the Group announced that, save in certain circumstances (including changes in the regulatory capital treatment of the 2009 Preference Stock or taxation events), it does not intend to redeem the 2009 Preference Stock prior to 1 January 2016. The Group advised the Central Bank of Ireland that it is not the Group's intention to recognise the 2009 Preference Stock as regulatory CET 1 capital after July 2016, unless derecognition would mean that an adequate capital buffer cannot be maintained above applicable regulatory requirements.

The Group's pro forma fully loaded CET 1 ratio, excluding the 2009 Preference Stock, is estimated to be 9.3% at 31 December 2014 (6.3% at 31 December 2013).

Leverage ratio(1)

The leverage ratio is 6.4% on a Basel III / CRD IV transitional basis, 5.1% on a pro forma full implementation basis including the 2009 Preference Stock and 4.0% excluding the 2009 Preference Stock. The Group expects to remain above the Basel Committee indicated minimum level leverage ratio of 3%.

The Basel committee will monitor the proposed 3% minimum requirement for the leverage ratio and have proposed that final calibrations and any further adjustments to the definition of the leverage ratio will be completed by 2017, with a view to migrating to a Pillar I treatment on 1 January 2018.

Capital actions

In June 2014, the Group issued €750 million of Tier 2 capital at 4.25% with a maturity of 10 years. The issuance order book was five times oversubscribed.

In July 2014, a NIAC capital efficiency transaction was completed. This comprised of a €80 million Tier 2 subordinated debt issued by NIAC to the Group and a contingent loan of €120 million with an external third party investor which secured the value in force of certain unit linked policies. Both of these actions facilitated the release of equity capital from NIAC to the Group.

ECB Comprehensive Assessment

The European Central Bank (ECB) under the Single Supervisory Mechanism (SSM) conducted a Comprehensive Assessment (CA) which consisted of:

•
a supervisory risk assessment to assess key risks in the Group's balance sheet, including liquidity and funding;

•
an asset quality review of all asset classes including non-performing loans, restructured loans and sovereign exposures as at 31 December 2013; and

•
a stress test (comprising base and stress scenarios), building on and complementing the asset quality review by providing a forward-looking view of the Group's shock-absorbing capacity under stress.

(1)
The leverage ratio reflects the delegated act implemented on 18 January 2015 which primarily removes Bank of Ireland Life assets from the calculation.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The overall results were announced in October 2014 and they confirmed that the Group had passed the ECB CA, with substantial capital buffers over the threshold capital ratios in both the baseline and adverse stress test scenarios as follows:

	BoI(1)	Threshold	Buffer
Baseline scenario	12.43%	8.0%	4.43%
Adverse scenario	9.31%	5.5%	3.81%

(1)
The 'BoI' column in the table shows the Group's lowest Basel III transitional CET 1 ratio in the three year period 2014 to 2016, in both the base and adverse scenarios, as projected under the ECB's comprehensive assessment process. The 'threshold' column shows the capital ratios required to pass the ECB's comprehensive assessment. The 'buffer' column shows the difference between the first two columns.

Divisional performance

Divisional Performance—on an Underlying Basis

Income statement—underlying profit / (loss) before tax	Year ended 31 December 2014 €m	Restated* Year ended 31 December 2013 €m	Restated* Year ended 31 December 2012 €m
Retail Ireland	328	(697)	(989)
Bank of Ireland Life	133	107	96
Retail UK	127	(153)	(368)
Corporate and Treasury	553	487	350
Group Centre	(220)	(305)	(557)
Other reconciling items(1)	—	(3)	(18)

Underlying profit / (loss) before tax	921	(564)	(1,486)
Non-core items	(1)	44	(679)

Profit / (loss) before tax	920	(520)	(2,165)

*
As outlined in the Group accounting policies on page 211, comparative periods have been restated to reflect the change in timing of recognition of the FSCS levy in accordance with IFRIC 21 'Levies'. See note 60 to the consolidiated financial statements for additional information.

(1)
This relates to segmental income on certain inter-segment transactions, which is eliminated at a Group level.

The individual divisional income statements have been presented on an underlying basis in accordance with IFRS 8—Operating segments. Information on the divisions and their underlying performance is shown in note 1 to the Consolidated Financial Statements—operating segments (see pages 242 to 250).

Underlying performance excludes non-core items which are those items that the Group believes obscure the underlying performance trends in the business. The Group has treated the following items as non-core; impact of changes to pension benefits in the Group sponsored defined benefit schemes, cost of restructuring programme, payment in respect of the career and reward framework, charge / gain arising on the movement in the Group's credit spreads, gross-up for policyholder tax in the Life business, loss / profit on disposal / liquidation of business activities, loss on deleveraging of financial assets, loss / gain on liability management exercises, investment return on treasury stock held for policyholders and gain on Contingent Capital Note.

The divisional underlying performance is reconciled to the Group statutory performance on pages 65 to 67.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Retail Ireland

Retail Ireland incorporates the Group's branch network and Direct Channels (mobile, online and phone), Mortgage Business, Consumer Banking, Business Banking and Private Banking activities in the Republic of Ireland and has a comprehensive suite of retail and business products and services.

On 1 September 2014, the sale of the ICS Building Society's distribution platform to Dilosk Limited, together with a c.€223 million gross performing mortgage asset pool, forming part of the Retail Ireland division, was completed. No deposits transferred as part of the sale. ICS Building Society was placed in Members' Voluntary Liquidation on 15 December 2014.

Retail Ireland: Income statement	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Net interest income	1,004	886	674
Net other income	318	326	309

Operating income	1,322	1,212	983
Operating expenses	(817)	(791)	(829)

Operating profit before impairment charges on financial assets	505	421	154
Impairment charges on loans and advances to customers	(226)	(1,109)	(1,149)
Share of results of associates and joint ventures (after tax)	49	(9)	6

Underlying profit / (loss) before tax	328	(697)	(989)

Year ended 31 December 2014 compared to the year ended 31 December 2013

Retail Ireland reported an underlying profit before tax of €328 million for the year ended 31 December 2014 compared to a loss of €697 million for the previous year. The improvement of €1,025 million was due primarily to a reduction of €883 million in impairment charges and an increase of 20% in operating profit before impairment charges to €505 million.

The change in 'net interest income' and 'net other income' is impacted by IFRS income classifications between the two income categories (see pages 25 and 26).

Net interest income	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Net interest income	1,004	886	674
IFRS income classifications	3	24	26

Net interest income (after IFRS income classifications)	1,007	910	700

Net interest income (after IFRS income classifications) of €1,007 million for the year ended 31 December 2014 was €97 million or 11% higher than the previous year. This increase is primarily driven by the lower cost of funding from customer deposits and other sources and the impact of higher lending margins on new

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

lending. These factors have been partially offset by the continued negative impact of historically low official interest rates and lower average loan volumes.

Net other income	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Net other income	318	326	309
IFRS income classifications	(3)	(24)	(26)

Net other income (after IFRS income classifications)	315	302	283

Net other income (after IFRS income classifications) of €315 million for the year ended 31 December 2014 was €13 million or 4% higher than the previous year. This is primarily due to higher retail banking fees, higher foreign exchange income and higher debit card interchange and fee income.

Operating expenses of €817 million for the year ended 31 December 2014 were €26 million higher than the previous year. The impact of lower staff numbers is offset by investment associated with strategic initiatives. Staff numbers have decreased by 1% from 4,592 at 31 December 2013 to 4,525 at 31 December 2014.

The share of results of associates and joint ventures (after tax) was €49 million for the year ended 31 December 2014 compared to a charge of €9 million for the previous year. The gains in the current year are primarily due to the sales of an international investment property and venture capital investments, in addition to increases in the value of other investment properties and investment funds.

Impairment charges / (reversals) on loans and advances to customers	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Residential mortgages	(140)	542	418
Non-property SME and corporate	127	233	223
Property and construction	233	309	479
Consumer	6	25	29

Impairment charges / (reversals) on loans and advances to customers	226	1,109	1,149

Impairment charges / (reversals) on loans and advances to customers of €226 million for the year ended 31 December 2014 were €883 million or 80% lower compared to the previous year.

Further analysis and commentary on changes in the loan portfolios, asset quality and impairment is set out in the asset quality and impairment section on pages 84 to 109 and the supplementary asset quality and forbearance disclosures section on pages 366 to 416.

Year ended 31 December 2013 compared to the year ended 31 December 2012

Retail Ireland reported an underlying loss before tax of €697 million for the year ended 31 December 2013 compared to €989 million for the previous year. The reduction of €292 million was due primarily to an increase of 173% in operating profit before impairment charges of €267 million to €421 million and a reduction of €40 million in impairment charges.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The change in 'net interest income' and 'net other income' is impacted by IFRS income classifications between the two income categories (see pages 25 and 26).

Net interest income (after IFRS income classifications) of €910 million for the year ended 31 December 2013 was €210 million or 30% higher than the previous year. This increase was primarily driven by the lower cost of customer deposits and other funding sources, the impact of higher lending margins on new lending and repricing relevant loan portfolios to incorporate a liquidity charge that references the actual cost of funds. While demand for new lending remained relatively muted, new lending volumes increased quarter on quarter throughout 2013. These factors have been partly offset by the continued negative impact of historically low official interest rates and lower average loan volumes.

Net other income (after IFRS income classifications) of €302 million for the year ended 31 December 2013 was €19 million or 7% higher than the same period in 2012. This was primarily due to higher retail banking fees of €14 million, higher interchange income of €7 million and increased gains on international investment properties of €5 million in 2013. These factors were partly offset by the impact of lower general insurance income.

Operating expenses of €791 million for the year ended 31 December 2013 were €38 million or 5% lower than the previous year. The impacts of lower staff numbers and lower infrastructure costs were partly offset by higher pension costs primarily due to the impact of lower discount rates during 2013. Staff numbers have reduced by 7% from 4,932 at 31 December 2012 to 4,592 at 31 December 2013.

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

Retail Ireland: Balance sheet	31 December 2014 €bn	31 December 2013 €bn
Loans and advances to customers (net of impairment provisions)	37	39
Customer deposits	37	36

Loans and advances to customers (after impairment provisions) of €37 billion at 31 December 2014 have decreased by €2 billion since 31 December 2013. This net decrease is as a result of loan repayments and impairment provisions, partially offset by new lending across all sectors. During the year ended 31 December 2014, there has been a gross reduction of c.€1.5 billion in Retail Ireland's low yielding tracker mortgage book and of €1.4 billion in Retail Ireland's non-performing loan book.

Customer deposits of €37 billion at 31 December 2014 have increased by €1 billion since 31 December 2013. Within deposits, current account credit balances of €15 billion at 31 December 2014 have increased by €3 billion and demand deposits have increased by €1 billion since 31 December 2013 while term deposits have decreased by €3 billion.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Bank of Ireland Life

Bank of Ireland Life comprises the life assurer, New Ireland Assurance Company plc (NIAC), which distributes protection, investment and pension products to the Irish market through independent brokers, its tied financial advisors and the Group's branch network.

Bank of Ireland Life: Income statement (IFRS performance)	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Net interest income	43	48	38
Net other income	145	131	133

Operating income	188	179	171
Operating expenses	(96)	(90)	(93)

Operating profit	92	89	78
Investment variance	17	21	21
Economic assumption changes	24	(3)	(3)

Underlying profit before tax	133	107	96

Year ended 31 December 2014 compared to the year ended 31 December 2013

The underlying profit before tax of €133 million for the year ended 31 December 2014 is €26 million or 24% higher than the previous year and reflects strong operating profit growth and gains in respect of the economic assumptions and a positive investment variance.

New business sales for Bank of Ireland Life grew by 7% over the year ended 31December 2014 resulting in a 24% market share of new business. Sales were ahead in each channel compared to the previous year with single premium investment and regular premium pension sales in particular showing strong growth. The value of new business is up 8% compared to the previous year. Profits from the book of existing business were also strong reflecting positive experience variances from mortality and persistency compared to those which were assumed.

Operating profit of €92 million for the year ended 31 December 2014 was €3 million or 3% higher than the previous year where the income growth on new and existing business outweighed the increase in costs over the year.

Operating income of €188 million for the year ended 31 December 2014 is €9 million or 5% higher than the previous year. In new business, the strong growth in single premium Life and pension sales offset the reduction in protection volumes and margins over the period. On the book of existing policies, mortality experience continued to be positive and coupled with positive lapse experience, most notably with respect to pensions, contributed to the growth in existing business income.

Operating expenses of €96 million for the year ended 31 December 2014 are €6 million or 7% higher than the previous year. In the main, the rise reflects an increase of €5 million in NIAC's share of Group infrastructure costs.

As part of the Group's capital programme the Life company undertook a capital restructuring exercise in 2014. This involved the introduction of an amount of subordinated debt together with a financial reinsurance arrangement secured against a defined block of in force policies. The interest cost relating to

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

these transactions has reduced operating profit in Bank of Ireland Life in 2014 by €3 million (31 December 2013: €nil). The impact at a Bank of Ireland Group level is to reduce operating profit by €1 million.

During the year ended 31 December 2014, strong growth in equity markets meant that investment funds outperformed the unit growth assumption to give rise to a positive investment variance of €17 million (31 December 2013: €21 million).

The overall impact of lower interest rates, including the impact on the economic assumptions, resulted in a gain of €24 million for the year ended 31 December 2014 (31 December 2013: charge of €3 million).

The discount rate applied to future cash flows was decreased to 5.9% at 31 December 2014, a decrease of 1.2% as compared to 31 December 2013. The future growth rate on unit linked assets decreased by 1.4% to 3.4% at 31 December 2014. These decreases were driven by a fall in 10 year swap rates during 2014.

Year ended 31 December 2013 compared to the year ended 31 December 2012

The underlying profit before tax of €107 million for the year ended 31 December 2013 was €11 million or 11% higher than the previous year and benefited from a positive investment variance.

Bank of Ireland Life performed well in a challenging market during the year ended 31 December 2013, with sales growing by 6%, in line with the market and resulting in 24% market share of new business. Sales were ahead in each channel compared to the prior year with pension sales showing strong growth. Total new business margins were ahead of last year reflecting lower acquisition costs. Profits from the book of existing business were also strong reflecting positive experience variances from mortality and persistency compared to those assumed.

Operating profit of €89 million for the year ended 31 December 2013 was €11 million or 14% higher than the previous year as a result of higher operating income and lower costs.

Operating income of €179 million for the year ended 31 December 2013 was €8 million or 5% higher than the previous year reflecting higher persistency and mortality profits over the year.

Operating expenses of €90 million for the year ended 31 December 2013 were €3 million lower than the year ended 31 December 2012. Costs excluding those related to the higher pension deficit, were €6 million lower than the previous period reflecting the efficiency benefits arising from investments in customer service and technology together with the impact from an uplift in the value of NIAC's owner occupied property of €1.6 million. This was partly offset by a €3 million increase in pension costs, primarily due to the impact of lower discount rates in 2013.

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

Retail UK (Sterling)

The Retail UK Division incorporates the exclusive financial services relationship and foreign exchange joint venture with the UK Post Office, the UK residential mortgage business, the Group's branch network in Northern Ireland and the Group's business banking business in Northern Ireland. The Group also has a

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

business banking business in Great Britain which is being run-down, in accordance with the EU Restructuring Plan. The Retail UK division includes the activities of Bank of Ireland (UK) plc, the Group's wholly owned UK licensed banking subsidiary.

Retail UK: Income statement	Year ended 31 December 2014 £m	Year ended 31 December 2013 £m	Year ended 31 December 2012 £m
Net interest income	542	486	298
Net other income	3	3	25

Operating income	545	489	323
Operating expenses	(294)	(292)	(313)

Operating profit before impairment charges on financial assets	251	197	10
Impairment charges on loans and advances to customers	(183)	(360)	(342)
Impairment charge on available for sale (AFS) financial assets	—	—	(1)
Share of results of associates and joint ventures (after tax)	35	34	32

Underlying profit / (loss) before tax	103	(129)	(301)

Underlying profit / (loss) before tax (€m equivalent)	127	(153)	(368)

Year ended 31 December 2014 compared to the year ended 31 December 2013

Retail UK reported an underlying profit before tax of £103 million for the year ended 31 December 2014 compared to an underlying loss before tax of £129 million in the previous year. The year on year increase of £232 million relates to a £54 million improvement in operating profit before impairment charges, a decrease of £177 million in impairment charges and an increase of £1 million in the share of results of associates and joint ventures.

Net interest income of £542 million for the year ended 31 December 2014 is £56 million or 12% higher than the previous year. This increase reflects the impact of back-book pricing decisions implemented in 2013 and the reduction in deposit pay rates during 2014.

Net other income was a gain of £3 million for the year ended 31 December 2014 and primarily relates to fees from deleveraging GB business banking loans and increased transaction fees. This was partially offset by valuation losses in relation to the settlement of certain customer derivative transactions and the closure of offshore and financial advisory operations.

Operating expenses of £294 million for the year ended 31 December 2014 are £2 million higher than the previous year. Ongoing investment in the relationship with the UK Post Office was partially offset by lower staff, processing, property and IT costs primarily reflecting the implementation of cost reduction programmes in the Northern Ireland business and the Group's business banking business in Great Britain.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The share of results of associates and joint ventures (after tax) of £35 million, relates to First Rate Exchange Services Limited (FRES), the foreign exchange joint venture with the UK Post Office, which is £1 million higher than the previous year.

Impairment charges on loans and advances to customers	Year ended 31 December 2014 £m	Year ended 31 December 2013 £m	Year ended 31 December 2012 £m
Residential mortgages	(6)	27	35
Non-property SME and corporate	14	95	43
Property and construction	163	224	246
Consumer	12	14	18

Impairment charges on loans and advances to customers	183	360	342

Impairment charges / (reversals) on loans and advances to customers of £183 million for the year ended 31 December 2014 were £177 million or 49% lower than the previous year.

Further analysis and commentary on changes in the loan portfolios, asset quality and impairment is set out in the asset quality and impairment section on pages 84 to 109 and the supplementary asset quality and forbearance disclosures section on pages 366 to 416.

Year ended 31 December 2013 compared to the year ended 31 December 2012

Retail UK reported an underlying loss before tax of £129 million for the year ended 31 December 2013 compared to an underlying loss before tax of £301 million in the previous year. The reduction of £172 million related to an improvement in operating profit before impairment charges of £187 million and an increase of £18 million in impairment charges.

Net interest income of £486 million for the year ended 31 December 2013 was £188 million or 63% higher than the previous year. The increase reflected the full year impact of asset pricing decisions made during 2012 and in early 2013. The increase also reflected the material reduction in deposit pay rates during the first quarter of 2013 and in other funding costs, partially offset by a 10% decrease in average lending volumes.

Net other income was a gain of £3 million for the year ended 31 December 2013 and was £22 million lower than the previous year. Commissions payable to the UK Post Office were £25 million higher than the previous year. This reflected a change in the contractual arrangements for commission payments where revised commission arrangements for all products were agreed with the UK Post Office in August 2012 as part of the renegotiation and extension of the overall financial services relationship. Since August 2012, commission paid is primarily reflected in net other income whereas under previous contractual arrangements a small proportion of the total amount paid was included in operating costs. Income from the sale of structured deposit products, transaction related fees and commissions and foreign exchange income also decreased in the year ended 31 December 2013 compared to the previous year.

Operating expenses of £292 million for the year ended 31 December 2013 were £21 million lower than the previous year reflecting lower staff and infrastructure costs following the implementation of a cost reduction programme in the Northern Ireland business and the Group's business banking business in Great Britain, partially offset by ongoing investment in the relationship with the UK Post Office.

The share of results of associates and joint ventures (after tax) of £34 million, which relates to First Rate Exchange Services Limited (FRES), the foreign exchange joint venture with the UK Post Office, was £

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

2 million higher than the previous year. The Group's share of income from FRES has increased despite a continued decline in the overall UK travel market.

Impairment charges on loans and advances to customers of £360 million for the year ended 31 December 2013 were £18 million or 5% higher than the previous year.

Further analysis and commentary on changes in the loan portfolios, asset quality and impairment is set out in the asset quality and impairment section.

Retail UK: Balance sheet	31 December 2014 £bn	31 December 2013 £bn
Loans and advances to customers (net of impairment provisions)	26	29
Customer deposits	20	22

Loans and advances to customers (after impairment provisions) of £26 billion have decreased by £3 billion since 31 December 2013. The net decrease reflects ongoing customer deleveraging (albeit at a slower pace) where repayments exceeded new loans in the year. The volume of UK Residential mortgages reduced as mortgage redemptions continued to exceed new business written. In June 2014, UK mortgages widened its distribution with one of its strategic partners, Legal & General, under the Post Office brand. The decrease in overall lending balances was also impacted by the transfer of loans of £0.6 billion to the Group's Corporate and Treasury division and repayments and redemptions in the business banking activities in Great Britain.

Customer deposits of £20 billion have decreased by £1.6 billion since 31 December 2013. This decrease is linked to the EU mandated run-down of GB business banking activities resulting in lower customer related deposits. In addition, during 2014 the Group closed its Isle of Man and certain other deposit gathering activities.

Corporate and Treasury

The Corporate and Treasury Division comprises Corporate Banking, Global Markets and IBI Corporate Finance. It also includes the Group's liquid asset portfolio.

Corporate and Treasury: Income statement	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Net interest income	602	617	633
Net other income	217	174	58

Operating income	819	791	691
Operating expenses	(178)	(172)	(184)

Operating profit before impairment charges on financial assets	641	619	507
Impairment charges on loans and advances to customers	(88)	(132)	(153)
Impairment charge on available for sale (AFS) financial assets	—	—	(4)

Underlying profit before tax	553	487	350

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Year ended 31 December 2014 compared to the year ended 31 December 2013

Corporate and Treasury reported an underlying profit before tax of €553 million for the year ended 31 December 2014 compared to €487 million in the previous year. The increase of €66 million or 14% is primarily driven by gains from the sale of bonds arising through ongoing rebalancing of the Group's available for sale liquid asset portfolio, lower impairment charges, higher lending margins and higher fee income, partially offset by the continued negative impact of historically low official interest rates and the negative impact on interest income of the gains recognised on sales from the liquid asset portfolio.

The change in 'net interest income' and 'net other income' is impacted by IFRS income classifications between the two income categories (see pages 25 and 26).

Net interest income	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Net interest income	602	617	633
IFRS income classifications	(56)	(34)	(113)

Net interest income (after IFRS income classifications)	546	583	520

Net interest income (after IFRS classifications) of €546 million for the year ended 31 December 2014 has decreased by €37 million or 6% compared to the previous year. The decline in loan volumes in 2013 reversed in 2014, with the result that average volumes in 2014 were similar to 2013. The decrease in net interest income is primarily as a result of the continued negative impact of historically low official interest rates and lower margins on the liquid asset portfolio, offset by improved margins on the corporate loan books, as term facilities at historic lower margins are replaced by facilities reflecting current market pricing, and gains resulting from re-estimating the timing of cash flows on NAMA senior bonds (c.€13 million).

Net other income	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Net other income	217	174	58
IFRS income classifications	56	34	113

Net other income (after IFRS income classifications)	273	208	171

Net other income (after IFRS classifications) of €273 million for the year ended 31 December 2014 has increased by €65 million or 31% compared to the previous year. This increase is primarily due to higher transfers from the available for sale reserve on asset disposals, including gains crystallised from the sale of shorter dated Irish sovereign bonds as part of a rebalancing of our liquid asset portfolio and gains on equity investments, higher business income and the introduction of a valuation adjustment in 2013 related to the funding cost of derivatives, partially offset by recoveries in the prior year on the administration settlement associated with the collapse of Lehman Brothers in September 2008 and the impact of the movement in the value of certain liabilities carried on the balance sheet at fair value through profit and loss and certain derivatives, as they did not fully meet the required criteria for hedge accounting.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Operating expenses of €178 million for the year ended 31 December 2014 are €6 million higher than the previous year. Costs have increased reflecting our investment in people, infrastructure and technology as well as the impact of the weaker euro on the translation of the costs of overseas offices.

Impairment charges on loans and advances to customers	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Non-property SME and Corporate	75	122	137
Property and construction	13	10	16

Total impairment charges on loans and advances to customers	88	132	153

Impairment charges on loans and advances to customers of €88 million for the year ended 31 December 2014 have decreased by €44 million or 33% compared to the previous year.

Further analysis and commentary on changes in the loan portfolios, asset quality and impairment is set out in the asset quality and impairment section on pages 84 to 109 and the supplementary asset quality and forbearance disclosures section on pages 366 to 416.

Year ended 31 December 2013 compared to the year ended 31 December 2012

Corporate and Treasury reported an underlying profit before tax of €487 million for the year ended 31 December 2013 compared to €350 million in the previous year. The increase of €137 million or 39% was primarily driven by higher income arising from improved lending margins, higher yields on liquid assets and the reduction in the cost of deposits. It also reflected recoveries of the administrators settlement associated with the collapse of Lehman Brothers in September 2008 and higher gains arising on the transfer from the available for sale reserve on asset disposals.

Net interest income (after IFRS classifications) of €583 million for the year ended 31 December 2013 increased by €63 million or 12% compared to the previous year. This increase was primarily as a result of improved margins on the corporate loan books as term facilities at historic lower margins were replaced by facilities reflecting current market pricing, a reduction in the cost of deposits, and a higher yield on the liquid asset portfolio. These factors were partly offset by a reduction in average loan volumes due to deleveraging in 2012 and net loan repayments, together with a reduction in the size of the liquid asset portfolio, primarily due to lower requirements to hold liquid assets as the Group increased the term of its wholesale funding profile.

Net other income (after IFRS classifications) of €208 million for the year ended 31 December 2013 increased by €37 million or 22% compared to the previous year. Ongoing business income levels were similar in both years, with the increase in reported income attributable to a number of non-recurring items, primarily €40 million higher recoveries on the administration settlement associated with the collapse of Lehman Brothers in September 2008 and €33 million higher transfers from the available for sale reserve on asset disposals as the Group switched some shorter dated Irish sovereign bonds to longer maturities, partly offset by a valuation adjustment related to the funding cost of derivatives in line with emerging market practice.

Operating expenses of €172 million for the year ended 31 December 2013 decreased by €12 million or 7% compared to the previous year primarily due to continued tight cost management and lower average staff numbers.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Impairment charges on loans and advances to customers of €132 million for the year ended 31 December 2013 decreased by €21 million or 14% compared to the previous year.

Further analysis and commentary on changes in the loan portfolios, asset quality and impairment is set out in the asset quality and impairment section.

Corporate and Treasury: Balance sheet	31 December 2014 £bn	31 December 2013 £bn
Loans and advances to customers (net of impairment provisions)	11	10
Customer deposits	12	12

Loans and advances to customers (after impairment provisions) of €11 billion at 31 December 2014 were €1 billion higher than at 31 December 2013. The increase is primarily as a result of net new lending in each of our core portfolios and the transfer of a loan portfolio of €0.8 billion to the Corporate and Treasury division from the Retail UK division, partially offset by the proceeds of the resolution of impaired loans.

Customer deposits at 31 December 2014 of €12 billion were €0.4 billion higher than at 31 December 2013, primarily due to higher current account credit balances. The deposit book primarily comprises a mixture of corporate, State, SME and structured retail customer deposits.

Group Centre

Group Centre's income and costs comprises income from capital and other management activities, unallocated Group support costs and the cost associated with schemes such as the ELG Scheme, the Deposit Guarantee Scheme (DGS), the Irish Bank Levy and the UK Financial Services Compensation Scheme (FSCS).

Group Centre: Income statement	Year ended 31 December 2014 €m	Restated* Year ended 31 December 2013 €m	Restated* Year ended 31 December 2012%
ELG fees	(37)	(129)	(388)
Other income	(31)	3	6

Net operating income / (expense)	(68)	(126)	(382)
Operating expenses (before Irish Bank Levy)	(184)	(179)	(135)
Irish Bank Levy	(38)	—	—
Impairment reversal / (charge) on available for sale (AFS) financial assets	70	—	(40)

Underlying loss before tax	(220)	(305)	(557)

*
As outlined in the Group accounting policies on page 211, comparative periods have been restated to reflect the impact of the adoption of IFRIC 21 'Levies'. See note 60 to the consolidiated financial statements for additional information.

Year ended 31 December 2014 compared to the year ended 31 December 2013

Group Centre reported an underlying loss before tax of €220 million for the year ended 31 December 2014 compared to €305 million for the previous year.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Net operating income was a charge of €68 million for the year ended 31 December 2014 compared to a charge of €126 million for the previous year. The reduction of €58 million in the period is driven primarily by a combination of lower ELG fees and lower net gains from derivatives. ELG fees of €37 million for the year ended 31 December 2014 compared to €129 million for the previous year. The total liabilities covered by the ELG Scheme are €3 billion at 31 December 2014 compared to €5 billion at 31 December 2013. Final maturity of the covered liabilities is expected to occur by December 2017, with c.76% of the covered liabilities of €3 billion expected to mature by 31 December 2015.

Other income was a charge of €31 million for the year ended 31 December 2014 and is €34 million lower than the previous year. The decrease is primarily due to the impact of changes in credit spreads on the Contingent Capital Note embedded derivative as it approaches its redemption date in 2016, along with fair value and other valuation adjustments on derivatives that hedge the Group's balance sheet.

Operating expenses of €184 million for the year ended 31 December 2014 are €5 million higher than the previous year. The increase primarily relates to increased regulatory and compliance requirements.

The Group incurred a cost of €38 million due to the introduction of a new Irish Bank Levy during 2014, see page 30.

The reversal of an impairment charge on available for sale (AFS) financial assets of €70 million for the year ended 31 December 2014 related to the NAMA subordinated bonds, the valuation of which was updated following the payment of a discretionary coupon on these bonds and NAMA's updated outlook for its long term performance.

Year ended 31 December 2013 compared to the year ended 31 December 2012

Group Centre reported an underlying loss before tax of €305 million for the year ended 31 December 2013 compared to €557 million for the year ended 31 December 2012.

Net operating expense was a charge of €126 million for the year ended 31 December 2013 compared to a charge of €382 million for the previous year. The decreased charge of €256 million in the year was driven primarily by lower ELG fees of €129 million for the year ended 31 December 2013 compared to €388 million for the previous year. The ELG scheme was withdrawn for all new liabilities on 28 March 2013. The total liabilities covered by the ELG scheme is €5 billion at 31 December 2013 compared to €26 billion at 31 December 2012. Final maturity of the covered liabilities is expected to occur by December 2017, with c.80% of the covered liabilities of €5 billion expected to mature by 30 June 2015.

Operating expenses of €179 million for the year ended 31 December 2013 were €44 million higher than the previous year. The increase was due mainly to higher pension charges in 2013 coupled with higher regulatory related costs and a charge under the deposit guarantee scheme following the liquidation of IBRC.

An impairment charge on available for sale (AFS) financial assets of €40 million for the year ended 31 December 2012 related to the NAMA subordinated bonds following an assessment of NAMA's outlook for its long term performance at that time.

BANK OF IRELAND GROUP

BUSINESS REVIEW

Income statement—Operating segments

Year ended 31 December 2014	Net interest income €m	Insurance net premium income €m	Other income €m	Total operating income €m	Insurance contract liabilities and claims paid €m	Total operating income net of insurance claims €m	Operating expenses (before Irish Bank Levy) €m	Irish Bank Levy €m	Operating profit / (loss) before impairment charges on financial assets €m	Impairment charge on loans and advances to customers €m	Reversal of impairment charge on available for sale (AFS) financial assets €m	Share of results of associates and joint ventures (after tax) €m	Loss on disposal / liquidation of business activities €m	Profit / (loss) before taxation €m
Retail Ireland	1,004	—	318	1,322	—	1,322	(817)	—	505	(226)	—	49	—	328
Bank of Ireland Life	43	1,340	924	2,307	(2,078)	229	(96)	—	133	—	—	—	—	133
Retail UK	674	—	2	676	—	676	(364)	—	312	(228)	—	43	—	127
Corporate and Treasury	602	—	217	819	—	819	(178)	—	641	(88)	—	—	—	553
Group Centre	(7)	4	(59)	(62)	(6)	(68)	(184)	(38)	(290)	—	70	—	—	(220)
Other reconciling items	5	—	(9)	(4)	—	(4)	4	—	—	—	—	—	—	—

Group—underlying(1)	2,321	1,344	1,393	5,058	(2,084)	2,974	(1,635)	(38)	1,301	(542)	70	92	—	921
Total non-core Items
—Impact of changes to pension benefits in the Group sponsored defined benefit schemes	—	—	—	—	—	—	93	—	93	—	—	—	—	93
—Cost of restructuring programme	—	—	—	—	—	—	(56)	—	(56)	—	—	—	—	(56)
—Payment in respect of the career and reward framework	—	—	—	—	—	—	(32)	—	(32)	—	—	—	—	(32)
—Charge arising on the movement—in the Group's credit spreads	—	—	(15)	(15)	5	(10)	—	—	(10)	—	—	—	—	(10)
—Gross-up for policyholder tax in the Life business	—	—	14	14	—	14	—	—	14	—	—	—	—	14
—Loss on disposal/liquidation of business activities	—	—	—	—	—	—	—	—	—	—	—	—	(4)	(4)
—Loss on deleveraging of financial assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
—Loss on liability management exercises	—	—	(5)	(5)	—	(5)	—	—	(5)	—	—	—	—	(5)
—Investment return on treasury stock held for policyholders	—	—	(1)	(1)	—	(1)	—	—	(1)	—	—	—	—	(1)

Group total	2,321	1,344	1,386	5,051	(2,079)	2,972	(1,630)	(38)	1,304	(542)	70	92	(4)	920

(1)
Underlying performance excludes the impact of non-core items (see page 52).

 BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Income statement—Operating segments (Continued)

								Operating profit / (loss) before impairment charges on financial assets €m
					Insurance contract liabilities and claims paid €m	Total operating income net of insurance claims €m			Impairment charge on loans and advances to customers €m		Share of results of associates and joint ventures (after tax) €m	Loss on disposal / liquidation of business activities €m
		Insurance net premium income €m											Profit / (loss) before taxation €m
	Net interest income €m			Total operating income €m
			Other income €m				Operating expenses €m			Loss on deleveraging €m
Restated*
Year ended 31 December 2013
Retail Ireland	886	—	326	1,212	—	1,212	(791)	421	(1,109)	—	(9)	—	(697)
Bank of Ireland Life	48	1,064	551	1,663	(1,466)	197	(90)	107	—	—	—	—	107
Retail UK	572	—	3	575	—	575	(344)	231	(424)	—	40	—	(153)
Corporate and Treasury	617	—	174	791	—	791	(172)	619	(132)	—	—	—	487
Group Centre	(120)	9	(47)	(158)	32	(126)	(179)	(305)	—	—	—	—	(305)
Other reconciling items	1	—	(4)	(3)	—	(3)	—	(3)	—	—	—	—	(3)

Group—underlying(1)	2,004	1,073	1,003	4,080	(1,434)	2,646	(1,576)	1,070	(1,665)	—	31	—	(564)
Total non-core items
—Impact of changes to pension benefits in the Group sponsored defined benefit schemes	—	—	—	—	—	—	274	274	—	—	—	—	274
—Change arising on the movement in the Group's credit spreads	—	—	(118)	(118)	(36)	(154)	—	(154)	—	—	—	—	(154)
—Cost of restructuring programme	—	—	—	—	—	—	(90)	(90)	—	—	—	—	(90)
—Gross-up for policyholder tax in the Life business	—	—	26	26	—	26	—	26	—	—	—	—	26
—Loss on disposal/liquidation of business activities	—	—	—	—	—	—	—	—	—	—	—	(10)	(10)
—Loss on deleveraging of financial assets	—	—	—	—	—	—	—	—	—	(3)	—	—	(3)
—Gain on liability management exercises	—	—	4	4	—	4	—	4	—	—	—	—	4
—Investment return on treasury stock held for policyholders	—	—	(3)	(3)	—	(3)	—	(3)	—	—	—	—	(3)

Group total	2,004	1,073	912	3,989	(1,470)	2,519	(1,392)	1,127	(1,665)	(3)	31	(10)	(520)

*
As outlined in the Group accounting policies on page 211, comparative periods have been restated to reflect the change in timing of recognition of the FSCS levy in accordance with IFRIC 21 'Levies'. See note 60 to the consolidiated financial statements for additional information.
(1)
Underlying performance excludes the impact of non-core items (see page 52).

 BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Income statement—Operating segments (Continued)

								Operating profit / (loss) before impairment charges on financial; assets €m
					Insurance contract liabilities and claims paid €m	Total operating income net of insurance claims €m			Impairment charge on loans and advances to customers €m	Impairment charge on available for sale assets €m		Share of results of associates and joint ventures (after tax) €m	Loss on disposal / liquidation of business activities €m
		Insurance net premium income €m												Profit / (loss) before taxation €m
	Net interest income €m			Total operating income €m
			Other income €m				Operating expenses €m				Loss on deleveraging €m
Restated(1)
Year ended 31 December 2012
Retail Ireland	674	—	309	983	—	983	(829)	154	(1,149)	—	—	6	—	(989)
Bank of Ireland Life	38	1,146	725	1,909	(1,720)	189	(93)	96	—	—	—	—	—	96
Retail UK	368	—	31	399	—	399	(384)	15	(422)	(1)	—	40	—	(368)
Corporate and Treasury	633	—	58	691	—	691	(184)	507	(153)	(4)	—	—	—	350
Group Centre	(347)	10	(87)	(424)	42	(382)	(135)	(517)	—	(40)	—	—	—	(557)
Other reconciling items(2)	1	—	(19)	(18)	—	(18)	—	(18)	—	—	—	—	—	(18)

Group—underlying(3)	1,367	1,156	1,017	3,540	(1,678)	1,862	(1,625)	237	(1,724)	(45)	—	46	—	(1,486)
Total non-core items
—Loss on deleveraging	—	—	—	—	—	—	—	—	—	—	(326)	—	—	(326)
—Charges arising on the movement in the Group's credit spreads(4),(5)	—	—	(250)	(250)	(47)	(297)	—	(297)	—	—	—	—	—	(297)
—Cost of restructuring programme	—	—	—	—	—	—	(150)	(150)	—	—	—	—	—	(150)
—Loss on disposal/liquidation of business activities	—	—	—	—	—	—	—	—	—	—	—	—	(69)	(69)
—Gain on Contingent Capital Note	79	—	—	79	—	79	—	79	—	—	—	—	—	79
—Gain on liability management exercises	—	—	69	69	—	69	—	69	—	—	—	—	—	69
—Gross-up for policyholder tax in the Life business	—	—	16	16	—	16	—	16	—	—	—	—	—	16
—Investment return on treasury stock held for policyholders	—	—	(1)	(1)	—	(1)	—	(1)	—	—	—	—	—	(1)

Group total	1,446	1,156	851	3,453	(1,725)	1,728	(1,775)	(47)	(1,724)	(45)	(326)	46	(69)	(2,165)

(1)
For the impact of restatements and reclassification of the comparative periods please see note 60 to the consolidated financial statements on page 351.
(2)
This relates to certain inter-segment transactions which are reported as core income in the Corporate and Treasury division but eliminated from the Group's measure of underlying (loss)/profit before tax.
(3)
Underlying performance excludes the impact of non-core items (see page 52).
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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Risk Management Report

The information below in sections or paragraphs denoted as audited in sections 3.1, 3.2, 3.3, 3.4 and 4 and all the tables (except those denoted unaudited) in the Risk Management Report form an integral part of the audited financial statements as described in the Basis of preparation on page 209.

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

Macroeconomic conditions

The Group's businesses are subject to inherent risks arising from general and sector specific economic conditions in countries to which the Group has an exposure, particularly in Ireland and the UK. Dampened growth prospects of Ireland's trading partners could weaken the recovery in the Irish economy, which could adversely impact the Group's results, financial condition and prospects. A material deterioration in the business environment combined with the high level of private sector debt could depress demand for financial products and credit facilities and increase the Group's impaired loans and impairment provisions. Reduced or continuing muted demand for credit, whether as a result of macroeconomic conditions or other factors, has the potential to impact the Group's financial position by constraining loan volume growth.

Credit quality

Exposures originated and managed in Ireland and the UK represent the substantial majority of the Group's credit risk. The Group has exposures to Residential mortgages, SME and corporate customers in different sectors, and investors in commercial property and residential property.

Economic conditions may deteriorate in the Group's main markets, which may lead to, amongst other things, declines in values of collateral (including residential and commercial property values) and investments, increases in unemployment levels, weak consumer and corporate spending, declining corporate profitability, declining equity markets and bond markets and an increase in corporate insolvencies. This may give rise to deterioration in the credit quality of the Group's borrowers and counterparties and increased difficulties in relation to the recoverability of loans and other amounts due from such borrowers and counterparties, resulting in significant increases in the Group's impaired loans and impairment provisions. Renewed uncertainty in the global and eurozone economies could result in downgrades and deterioration in the credit quality of the Group's sovereign and banking exposures.

Geopolitical risk

An intensification of geopolitical risks, such as those associated with unrest in the Middle East and ongoing tension in relation to Russia and the Ukraine, and the risk of 'contagion' resulting from renewed political uncertainty in Greece following the recent election, could have an impact on the markets in which the Group operates, and thus could impact the Group's financial results, conditions and prospects.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Regulatory environment

Regulatory obligations

The Group is subject to extensive regulation and oversight. Regulatory obligations including licence conditions, anti-money laundering and financial sanctions requirements have increased and continue to increase and the number of regulatory sanctions and fines are increasing globally. Where breaches occur, a sanction or fine requiring public disclosure may be imposed by a regulator, which could adversely impact market sentiment and consequently adversely impact Group results, financial conditions, prospects and reputation.

Irish and UK banking system

The exercise of powers under existing legislation, in particular (in Ireland) the Central Bank and Credit Institutions (Resolution) Act 2011 and the Central Bank (Supervision and Enforcement) Act 2013, the introduction of new government policies or the amendment of existing policies in Ireland or the UK (including supervision, regulation, capital levels and structure), or the introduction of new regulatory obligations by the Group's regulators, could have an adverse impact on the Group's results, financial condition and prospects. In Ireland, the Credit Institutions (Stabilisation) Act 2010 which applied during the reporting period expired on 31 December 2014.

Single Supervisory Mechanism (SSM)

The SSM is the mechanism through which the ECB carries out key supervisory tasks for banks in EU member states participating in the European banking union, including the Group, since 4 November 2014. Should this result in a materially more onerous engagement model with regulators, including by way of potential supervisor risk assessments and / or asset quality reviews, with an increase in the level of regulatory obligations and / or the more stringent enforcement thereof, this could adversely impact the Group's results, financial condition and prospects.

Single Resolution Mechanism (SRM)

The SRM complements the new system of banking supervision established by the SSM and is designed to ensure the uniform application of resolution rules to failing banks. It is based on close co-operation between the national resolution authorities of participating Member State, and a new centralised European resolution authority, the Single Resolution Board (operational from 1 January 2015). It will be financed by bank levies, including from the Group, raised at national level. The fund is intended to reach a target level within an initial period of eight years from 1 January 2016 (being the date on which the SRM regulation is effective, with the exception of certain provisions that are applicable from earlier dates). The SRM may impose requirements on the Group which would not be consistent with the Group's strategy and objectives.

Recovery and Resolution Directive

Ireland and the UK are introducing new measures in respect of loss absorbency and bail-in rules which may result in further significant changes in the regulatory framework for capital and debt instruments of credit institutions. The Recovery and Resolution Directive entered into force on 2 July 2014 and while it is required to be transposed into national law as of 31 December 2014, this has not yet been done. It provides for certain powers similar to those granted by the Credit Institutions (Stabilisation) Act 2010 and the Credit Institutions (Resolution) Act 2011 and provides for a 'bail-in' of certain senior unsecured debt and corporate deposits in the circumstances of a bank resolution post 2016. Pending transposition of the

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Directive, EU regulatory authorities (including CBI) have required the production of recovery plans and the Group submitted a Recovery Plan, as required, by 31 December 2013 and a revised Recovery Plan by 31 December 2014. The impact of the Directive on the Group is as yet unclear pending the transposition of the Directive into national law and in advance of visibility of the requirements of, and interpretations applied by, the regulatory authorities.

Basel III

Basel III has been implemented into EU law via the Capital Requirements Regulation (CRR) and Capital Requirements Directive IV (CRD IV).

The CRR came into force on 1 January 2014 and is directly applicable in Ireland. CRD IV has been implemented in Ireland by the European Union (Capital Requirements) Regulations 2014 and the European Union (Capital Requirements) (No.2) Regulations 2014 (together the 'CRD Regulations'), which were signed into Irish law on 31 March 2014.

The CRR and the CRD Regulations (CRD IV Legislation) introduce new regulatory requirements for regulated institutions such as the Group and its licenced subsidiaries. CRR and CRD IV also include requirements for regulatory and technical standards to be published by the European Banking Authority (EBA). Many of these have not yet been published or their impact is uncertain.

The CRD IV Legislation provisions are being implemented on a phased basis with the majority to be effective by 1 January 2019, while the phase in of certain deductions from CET 1 (e.g. deferred tax) extends to 2023.

The CBI published their 'Implementation of Competent Authority Discretions and Options in CRD IV and CRR' on 24 December 2013 (updated on 21 May 2014) which clarifies the application of certain transitional rules in Ireland under CRD IV. However, in the absence of a final set of rules, and pending full implementation, the precise impact of Basel III on the Group from a liquidity, capital, regulatory and financial perspective is uncertain.

Solvency II

Directive 2009/138/EC, adopted by the European Parliament on 22 April 2009 and endorsed by the Council of Ministers on 5 May 2009 on the taking-up and pursuit of the business of Insurance and Reinsurance ('Solvency II') is a fundamental review of the capital adequacy regime for the European insurance industry. As part of the implementation of Solvency II, the capital structure and overall governance of the Group's life assurance business will alter significantly and this may have an impact on the capital structure of the Group. Solvency II is expected to be effective from 1 January 2016.

UK reform measures

Bank of Ireland (UK) plc is the Group's licensed banking subsidiary in the UK. It comprises the Group's financial services relationship with the UK Post Office, its branch business in Northern Ireland, certain assets from its former intermediary sourced mortgage business, together with more recently issued intermediary mortgages, and parts of its UK business banking operations. Bank of Ireland (UK) plc is authorised by the Prudential Regulation Authority and regulated by both the Prudential Regulation Authority and the Financial Conduct Authority. Bank of Ireland (UK) plc could be subject to future structural and non-structural reforms currently under consideration by the UK government to promote financial stability and competition and to protect UK retail depositors. Further, Bank of Ireland (UK) plc could be subject to special resolution regime powers under the UK Banking Act 2009.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Banking inquiry

The Irish Government previously commissioned and received three preliminary reports into the factors which contributed to the Irish banking crisis.

During 2014, the Government launched a Joint Committee of Inquiry into the Banking Crisis (the 'Banking Inquiry'). under the Houses of the Oireachtas (Inquiries, Privileges and Procedures) Act 2013. The purpose of the Banking Inquiry is to inquire into the reasons Ireland experienced a systemic banking crisis, including the political, economic, social, cultural, financial and behavioural factors and policies which impacted on or contributed to the crisis and the preventative reforms implemented in the wake of the crisis. The full extent of this inquiry, related costs and potential implications for the Group are currently unknown.

Macro-prudential policy for residential mortgage lending

Central Bank of Ireland (CBI) has issued new regulations introducing limits on higher Loan to Value (LTV) and on higher Loan to Income (LTI) for new mortgage lending. The industry implementation and the consumer reaction to these new regulations may have an impact on the Group's new mortgage growth strategy in the medium term.

Irish Government shareholding

The Irish Government through the Ireland Strategic Investment Fund (ISIF) has a c.14% discretionary shareholding in the Group. Whilst the Group has not seen any evidence of same, the Irish Government could use its voting rights as shareholders in a way which might not be in the best interests of the Group's private sector shareholders.

European sovereign debt

Residual concerns regarding the creditworthiness of European sovereign debt, reflected in, among other factors, sovereign credit spreads, continued to diminish in 2014. In early 2015, concerns re-emerged specifically with respect to Greek sovereign debt following the general election victory of 'anti-austerity' parties. An increase in speculation about a unilateral Greek default on its debt or a Greek exit from the eurozone could impact on sentiment towards other eurozone bond markets and broader international debt markets. International debt markets could also be impacted by more general concerns over levels of fiscal deficits, requirement for support of the banking system, evolving sovereign debt levels of EU Member States, speculation about the stability of the eurozone and the potential impact of these factors on the individual EU Member State economies.

A material and unexpected escalation of market concern towards Ireland could lead to speculation or further concern about the applicability of policy choices that might be applied to resolve those concerns which could ultimately have an adverse impact on the Group's results, financial condition or prospects.

Liquidity

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The Group sources some funding from Monetary Authorities and any disruption to access could increase the Group's funding and liquidity risks. Relevant supervisory authorities may determine specific liquidity requirements for the Group. Compliance with these requirements can be impacted by a range of factors and may be subject to change in the future. Failure to comply with these requirements could result in regulatory sanctions and adversely impact the Group's reputation and prospects.

The Group's credit ratings and outlook are set out on page 128. Downgrades in the credit ratings of the Group could have a negative impact on the volume and pricing of its private sector funding and its financial position, restrict the Group's access to the capital and funding markets, trigger material collateral requirements or associated obligations in other secured funding arrangements or derivative contracts, make ineligible or lower the liquidity value of pledged securities and weaken the Group's competitive position in certain markets.

Capital adequacy

The Group's business and financial condition would be affected if the Group was insufficiently capitalised. This could be caused by a materially worse than expected financial performance (including, for example, reductions in earnings as a result of impairment charges, an unexpected change in interest rates and unexpected increases in risk weighted assets).

The minimum regulatory requirements imposed on the Group, the manner in which the existing regulatory capital is calculated, the instruments that qualify as regulatory capital and the capital tier to which those instruments are allocated could be subject to change in the future. Initiatives including Capital Requirements Directives (CRD II, III and IV), CRR and Solvency II and the transfer of supervisory powers to the SSM in November 2014, together with further regulatory reforms and clarifications under consideration have the potential to impact the Group's capital requirements.

The CBI has recognised the 2009 Preference Stock for grandfathering purposes as CET 1 capital under Article 483 of the Capital Requirements Regulation from 1 January 2014.

The Group announced on 4 December 2013 that, save in certain circumstances (including changes in the regulatory capital treatment of the 2009 Preference Stock or taxation events), it does not intend to redeem the 2009 Preference Stock prior to 1 January 2016. The Group has advised the CBI that it is not the Group's intention to recognise the 2009 Preference Stock as CET 1 capital after July 2016, unless the de-recognition of the 2009 Preference Stock would mean that an adequate capital buffer cannot be maintained above applicable regulatory requirements. It is noted that in any event the 2009 Preference Stock would no longer qualify as CET 1 capital under Article 483 of the Capital Requirements Regulation after 31 December 2017.

If the grandfathering requirements or the definition of CET 1 capital are subsequently amended or if new qualification requirements are introduced, or if the CBI, ECB or similar authority otherwise applies a different approach to their determination of what constitutes CET 1 capital, there is no guarantee that the 2009 Preference Stock will continue to qualify or be recognised as CET 1 capital and this could adversely affect the Group's ability to meet its regulatory capital obligations and could adversely affect the Group's results, financial conditions and prospects. In addition, the Group may be required or may consider it necessary to take appropriate actions to address such matters, such as the redemption of the 2009 Preference Stock.

In October 2014, it was announced that the Group had passed the ECB Comprehensive Assessment with substantial capital buffers. The ECB is expected to carry out future assessments including stress tests and

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

there can be no certainty that future tests may not be more severe in their assumptions or capital threshold levels.

Failure in the Group's processes, operational systems, technology and infrastructure

The Group is exposed to a broad range of operational risks as a direct and indirect consequence of performing its day-to-day business activities. These risks are an inherent part of the execution of its business processes, the functioning and resilience of its technologies, the implementation of new products and processes, and the management of its assets, including the capture, retention and disposal of customer and Group data.

Operational risks may materialise as a result of a broad range of factors, including weaknesses or failures in the Group's internal or customer facing processes, such as account-opening, payments processing, financial reporting and risk monitoring processes. Such risks may materialise due to information technology or equipment failures, the malfunction or deficiency of external systems and controls (including those of the Group's suppliers or counterparties), or from people-related or external events, such as cyber-crime, fraud, unauthorised trading and errors or from natural disasters and social or political events. Cyber-crime risk represents a persistent and ever-evolving threat to which the Group is exposed, and for which a broad range of measures are implemented in order to detect possible vulnerabilities and to protect the Group from the potential impact of attacks. The Group is also exposed to the risk of information leakage, loss or theft as part of the various activities performed by its employees, contractors and by third party suppliers on its behalf.

The Group faces various risks associated with operational disruption, breakdown or constraints, including in the provision of products and services by third party suppliers that are integral to the Group's day-to-day delivery of products and services. If one or more of these risks were to materialise, the confidentiality, integrity and availability of the Group's business processes, computer systems and networks may be compromised, or otherwise cause interruptions or malfunctions in the Group's, as well as its clients' or third parties', operations.

As part of its day-to-day operations, the Group processes a large volume of transactions, some of which are highly complex, across a diverse range of products and services, in various markets and currencies and is subject to several legal and regulatory regimes. The Group faces the risk that due to errors, control failures or criminal acts, the Group's execution and provision of these transactions, products and services may be negatively impacted.

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

The occurrence of one or more of the above, or any weakness in the Group's internal control structures and procedures, could lead to a material adverse impact on the Group's results, financial condition and prospects, as well as reputational damage which could exacerbate such adverse impact, and could give rise to regulatory penalties and litigation.

Group sponsored defined benefit pension schemes

The Group sponsored defined benefit pension funds are subject to market fluctuations and changes in the value of underlying assets, as well as to interest rate risk, mortality risk and changes to actuarial

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

assumptions. These fluctuations could impact on the value of the schemes' asset portfolios and result in returns on the pension funds being less than expected and / or result in there being a greater than expected increase in the estimated value of the schemes' liabilities.

Due to adverse market conditions (e.g. low long term interest rates) impacting the value of liabilities, deficits still exist in the majority of the Group's defined benefit schemes. As the pension funds continue to be subject to market fluctuations, interest rate and inflation risks, a level of volatility associated with pension funding also remains.

Legislative changes were made to the Irish Pensions Act (1990) in June 2012, introducing a revised statutory funding standard for Republic of Ireland schemes. The introduction of these new requirements could have an adverse impact on the Group's financial condition and prospects due to the introduction of additional Risk Reserve requirements from 1 January 2016.

The impact of material volatility could be exacerbated under the new CRD IV capital rules under which defined benefit pension deficits will be a deduction from capital ratios over time.

Market risk

Market risk is the risk of loss arising from movements in interest rates, foreign exchange rates or other market prices. Market risk arises naturally through customer lending and deposit-taking, the servicing of customer foreign exchange and other customer risk management needs, wholesale funding and investment in securities for liquid asset purposes.

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

While the Group employs a range of hedging and risk mitigation methods, the Group remains potentially exposed to adverse movements in interest rates, interest rate bases (the differential between variable interest rates), cross currency basis (primarily the cost of borrowing in euro to fund assets in sterling) and exchange rates. The persistence of exceptionally low interest rates for an extended period into the future or a material reduction in current interest rates could adversely affect the Group's financial condition and prospects through, among other things, the systematic mis-pricing of risk by financial markets, the compression of net interest margin, the low absolute level of yields at which certain liabilities are invested, together with the rate at which pension liabilities are discounted.

The availability of skilled management

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

The Group is subject to ongoing restrictions on remuneration arising from the implementation of Irish legislation, agreements with the Irish Government associated with the recapitalisation of the Group and

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

the EBA remuneration guidelines. Restrictions imposed on remuneration by government, tax or regulatory authorities, CRD III and IV or other factors outside the Group's control in relation to the retention and recruitment of key executives and highly skilled and qualified people may also adversely impact on the Group's ability to attract and retain such staff.

Tax rates, legislation and practice

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

Other changes in tax rates, legislation and regulatory practice could also adversely impact the results, financial condition, prospects and reputation of the Group.

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

Reputation

Reputation risk is inherent in the Group's business. Negative public or industry opinion can result from the actual or perceived manner in which the Group conducts its business, actual or perceived practices in the banking industry or from issues arising in the external environment. Such activities could, potentially, include necessary commercial decisions that impact on customers, the availability of credit, the treatment of customers in difficulties, the occurrence of cybercrime or other fraudulent activity, allegations of overcharging and mis-selling or mispricing of financial products, non-compliance with legal or regulatory requirements (including obligations associated with money laundering), inadequate or failed internal processes or systems or issues arising from human error or remuneration practices.

Negative publicity may adversely impact the Group's ability to have a positive relationship with key stakeholders, including regulatory authorities, and / or to keep and attract customers, the loss of which may adversely impact the Group's business, financial condition and prospects.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Technology

Rapidly shifting consumer behaviours and the proliferation of internet, social and device (mobile, tablet, wearable) technologies are changing the way customers research, purchase and maintain the products and services they consume in their day to day lives, and this is reflected in the evolving banking models for consumers and businesses, both in Ireland and internationally. This not only affects the manner in which customers manage their financial affairs and core products (from operating accounts, to deposits, credit facilities and wealth management instruments), but money transmission is also expected to evolve in the coming years with numerous new players entering the payments environment and changing the payment services available. Analytically driven and customer focused new entrants are changing the way financial services companies are approaching their routes to market, service and fulfilment value chains, and operating models and core competencies so that they remain relevant and compete in the newly consumerised and digital arena.

An inability of the Group to respond to external developments in a timely manner or rigidity in the Group's operating model preventing an appropriate response could lead to a deterioration in the Group's results, financial conditions and prospects.

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

Risk identity

The Group's risk identity is to be the leading Irish retail, commercial and corporate bank committed to long-term relationships with its customers. The Group's core franchise is in Ireland with income and risk diversification through a meaningful presence in the UK and selected international activities where the Group has proven competencies. The Group will pursue an appropriate return for the risks taken and on capital deployed while operating within prudent Board-approved risk parameters to have and maintain a robust, standalone financial position.

Risk appetite

Risk appetite defines the amount and nature of risk the Group is prepared to accept in pursuit of its financial objectives. It informs Group strategy and, as part of the overall framework for risk governance, forms a boundary condition to strategy and guides the Group in its risk-taking and related business activities.

Risk appetite is defined in qualitative terms as well as quantitatively through a series of high level limits and targets covering areas such as credit risk, market risk, funding and liquidity risk, and capital measures. These high level limits and targets are cascaded where appropriate into more granular limits and targets across portfolios and business units. Risk appetite guides the Group in its risk taking and related business

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

activities, having regard to managing financial volatility, ensuring solvency and protecting the Group's core franchises and growth platforms. The Group has defined measures to track its profile against the most significant risks that it assumes. Each of these measures has a defined target level or limit, as appropriate, and actual performance is tracked against these target levels or limits.

The Risk Appetite Statement (RAS) includes specific credit limits on sectoral and single name exposures among other qualitative and quantitative risk parameters and it also provides for the implementation of a hierarchy of sectoral credit limits. The RAS is set and approved by the Court. It is reviewed at least annually in light of changing business and economic conditions.

Risk strategy

The Group's risk strategy is to ensure that Court approved risk appetite is clearly articulated, embedded and observed in Group strategy so that the Group may:

1.
address its target markets with confidence;

2.
protect its balance sheet; and

3.
deliver sustainable profitability.

The Group seeks to pursue its risk strategy by:

•
defining risk identity and risk appetite as the boundary condition for the Group's strategic plan and annual operating plan / budget;

•
defining the risk principles upon which risks may be accepted;

•
ensuring that all material risks are correctly identified, assessed, measured, managed and reported;

•
ensuring that capital and funding considerations shape the approach to risk selection / management in the Group;

•
allocating clear roles and responsibilities / accountability for the control of risk within the Group;

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

•
First line of defence:  primary responsibility and accountability for risk management lies with line management in individual businesses and relevant Group functions. They are responsible for the

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

  identification and management of risk at business unit / Group function level including the implementation of appropriate controls and reporting to the Group in respect of all major risk events. Business Units / Group functions are accountable for the risks arising in their businesses / functions, and are the first line of defence for the Group managing them.

•
Second line of defence:  central risk management functions are responsible for maintaining independent risk oversight and ensuring that a risk control framework is in place. They formulate risk policy and strategy, and provide independent oversight and analysis and centralised risk reporting.

•
Third line of defence:  Group Internal Audit (GIA) provides independent, reasonable assurance to key stakeholders on the effectiveness of the Group's risk management and internal control framework. GIA carries out risk based assignments covering Group businesses and functions (including outsourcing providers), with ratings assigned as appropriate. Findings are communicated to senior management and other key stakeholders, with remediation plans monitored for progress against agreed completion dates. Group Credit Review (GCR), an independent function within GIA, is responsible for reviewing the quality and management of credit risk assets across the Group.

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

•
The Court, comprising the Governor, 9 Non-executive Directors and 2 Executive Directors, is responsible for approving high level policy and strategic direction in relation to the nature and scale of risk that the Group is prepared to assume to achieve its strategic objectives. It approves the Group Risk Framework which identifies the Group's formal governance process around risk and the approach to risk identification, analysis, measurement, management and reporting. It regularly reviews reports on the size and composition of key risks facing the Group as well as the minutes of direct committees. The Court approves the Group's Risk Appetite Statement (incorporating risk identity and high level risk limits), thereby defining the amount and nature of risk the Group is prepared to accept in pursuit of its financial objectives, and forming a boundary condition to strategy. It has reserved authority to review and approve a number of key risk policies. The Court approves the Group's Recovery Plan. The Court also approves the Group Internal Capital Adequacy Assessment Process (ICAAP) report which is a key process for the Group and facilitates the Court and senior management in adequately identifying, measuring and monitoring the Group's risks and ensures that the Group holds adequate capital to support its risk profile.

•
The Court Risk Committee (CRC) comprises Non-executive Directors and its primary responsibilities are to make recommendations to the Court on risk issues where the Court has reserved authority, to maintain oversight of the Group's risk profile (including adherence to Group risk principles, policies and standards), and to approve material risk policies within delegated discretion. It also ensures risks are properly identified and assessed, that risks are properly controlled and managed and that strategy is informed by and aligned with the Group's risk appetite. The committee met 11 times during 2014.

•
The Group Audit Committee (GAC) comprises Non-executive Directors. In close liaison with the CRC, it reviews the appropriateness and completeness of the system of internal control, reviews the manner and framework in which management ensures and monitors the adequacy of the nature, extent and effectiveness of internal control systems, including accounting control systems, and thereby maintains an effective system of internal control. It assists the Court in meeting obligations under relevant Stock Exchange Listing Rules, and under applicable laws and regulations, including the Sarbanes Oxley Act, as well as other regulatory requirements (e.g. Pillar III Disclosures), and monitors the integrity of the financial statements. The committee met 9 times during 2014.

•
The Group Risk Policy Committee (GRPC) is the most senior risk management committee and reports to the CRC. It is chaired by the Chief Credit & Market Risk Officer (CCMRO) and its membership comprises members of the Group Executive team and Group wide divisional and control function executives. It met 21 times during 2014. The GRPC is responsible for managing all risk types across the Group, including monitoring and reviewing the Group's risk profile and compliance with risk appetite and other approved policy limits, approving risk policies and actions within discretion delegated to it by the CRC. The GRPC reviews and makes recommendations on all risk matters where the Court and the CRC has reserved authority. The CRC oversees the decisions of the GRPC through a review of the GRPC minutes and reports from the Committee Chairman. The GRPC delegates specific responsibility for oversight of the major classes of risk (including credit, market, liquidity, operational, regulatory and tax) to committees that are accountable to it. The relevant committees are set out in the following diagram.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

(1)
Risk-adjusted returns (RAR).

(2)
The committee ceased meeting in 2013 as circumstances no longer warranted its invocation.

Management oversight of risk

Consistent with the three lines of defence approach to risk management, business units and relevant Group functions are the first line of defence and are accountable for the risks in their business unit / Group function and are responsible for the identification and management of those risks.

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

There are two key functions in the Group responsible for managing different aspects of risk—the Credit & Market Risk function and Group Governance Risk function:

•
Credit & Market Risk is responsible for the independent oversight of credit risk and the monitoring of market risk within the Group as well as for the centralised management of certain challenged portfolios. It assists the Court in the setting of risk appetite for the Group and the formulation of credit and market risk policies. It is also responsible for oversight of risk models and for integrated risk reporting within the Group;

•
Group Governance Risk is responsible for the management of regulatory, compliance and operational risk, Group Legal Services and the Group Secretariat.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

In addition a number of other Group functions have responsibility for the Group's other key risk types, namely Group Treasury (liquidity risk), Group Communications (reputation risk) and Group Finance (pension risk). Business and strategic risk is managed by the relevant Divisional Chief Executive Officers, Group Strategy Development and Group Finance; life insurance risk is managed within NIAC, an independent regulated subsidiary with its own independent board.

2.3  Risk identification, measurement and reporting

Risk identification

Risks facing the Group are identified and assessed annually through the Group's annual Risk Identification Process. Arising out of the Risk Identification Process, the identified risks are aggregated and the key risk types are identified which could have a material impact on the Group's earnings, capital adequacy and / or on its ability to trade in the future. These key risk types, of which there are currently ten, form the basis on which risk is managed and reported in the Group.

A risk owner is assigned to each key risk category and appropriate policies and / or processes put in place and a formalised measurement and management process defined and implemented.

Business and strategic risk is the volatility of the Group's projected outcomes (including income, net worth or reputation) associated with damage to the franchise or operational economics of a business and reflected in the income or net worth of the Group. It includes volatilities caused by changes in the competitive environment, new market entrants, new products or failure to develop and execute a strategy or anticipate or mitigate a related risk. Typically business risk is assessed over a one year timeframe and relates to volatilities in earnings caused by changes in the competitive environment, new market entrants and / or the introduction of new products and / or inflexibility in the cost base. Strategic risk generally relates to a longer timeframe and pertains to volatilities in earnings arising from failure to develop or execute an appropriate strategy.

Credit risk is the risk of loss resulting from a counterparty being unable to meet its contractual obligations to the Group in respect of loans or other financial transactions. This risk comprises country risk, default risk, recovery risk, exposure risk, the credit risk in securitisation, cross border (or transfer) risk, concentration risk and settlement risk.

Life insurance risk is the volatility in the amount and timing of claims caused by unexpected changes in mortality, morbidity, persistency and longevity.

•
Mortality risk is the risk of deviations in timing and amounts of cash flows due to the incidence of death.

•
Longevity risk is the risk of such deviations due to increasing life expectancy trends among policyholders and pensioners, resulting in higher than normal payout ratios.

•
Persistency risk is the risk to profitability if policies surrender early as the company will lose the future income streams on these contracts.

•
Morbidity risk is the risk of deviations in timing and amount of cash flows (such as claims) due to incidence or non-incidence of disability and sickness.

Liquidity risk is the risk that the Group will experience difficulty in financing its assets and / or meeting its contractual payment obligations as they fall due, or will only be able to do so at substantially above the prevailing market cost of funds.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Market risk is the risk of loss arising from movements in interest rates, foreign exchange rates or other market prices. Market risk arises from the structure of the balance sheet, the Group's business mix and discretionary risk taking.

Model risk is the risk of loss resulting from the Group's suite of models (credit, market, liquidity and operational) inaccurately measuring the risk of the Group's exposures, resulting in the Group mispricing deals, holding insufficient or too much capital (economic and / or regulatory) and being subject to economic, regulatory and / or market censure.

Operational risk is the risk of loss arising from inadequate or failed internal processes, people and systems or from external events.

Pension risk is the risk in the Group's defined benefit pension schemes that the assets are inadequate or fail to generate returns that are sufficient to meet the schemes' liabilities. This risk crystallises for the sponsor when a deficit emerges of a size which implies a material probability that the liabilities will not be met.

Regulatory risk is the risk of failure to meet new or existing regulatory and / or legislative requirements and deadlines or to embed requirements into processes. It also includes the risk to the Group's capital, liquidity and profitability from the impact of future legislative and regulatory changes.

Reputation risk is the risk to earnings or franchise value arising from an adverse perception of the Group's image on the part of customers, suppliers, counterparties, shareholders, investors, staff, legislators or regulators. This risk typically materialises through a loss of business in the areas affected.

In addition to, and separate from, the Group's Risk Identification Process, a review of the top five risks facing the Group is carried out on a semi-annual basis. This review facilitates a senior management assessment of any new or emerging macro threats to the Group, independent of the risk management and reporting structures that apply to the above ten key risk types. Members of the Group Executive Committee (GEC) and the GRPC identify and rank the top five risks facing the Group for consideration by the CRC and the Court. The following criteria are used to identify and assess the top five risks:

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

For credit, market, liquidity, operational and life insurance risk, risk models are used to measure, manage and report on these respective risk types. Risk concentrations, in particular for credit and liquidity / funding risk, could lead to increased volatility in the Group's expected financial outcomes. Risk limits and diversification, together with regular review processes, are in place to manage such risk concentrations. Additionally, the Group's calculation of economic capital takes into consideration the extent to which credit concentration risk exists in respect of single name, sector and geography.

At Group level, common measures and approaches for risk aggregation and measurement have also been adopted, in order to inform operational and strategic plans and to steer the business within the boundaries of its risk appetite. These include one-year or multi-year forecasting / stress testing and a capital allocation framework which incorporates economic capital modelling and risk adjusted return analysis.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

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

Risk reporting

The key risk types identified under the Group's risk identification process are assessed and their status is reported quarterly by the CCMRO in the Court Risk Report which is reviewed by the GRPC, the CRC and the Court. The content of the report includes an analysis of and commentary on all key risk types as set out on pages 82 and 83. It also addresses governance and control issues and compliance with risk appetite. In addition, the GRPC and the Court consider monthly formal updates on all key risk types.

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

3  Management of key Group risks

3.1  Credit risk

Key points: (unaudited)

•
The economic environment in both Ireland and the UK has continued to improve over the past year.

•
Values in a number of segments of the commercial property market increased in both Ireland and the UK in 2014. Residential property prices increased in Ireland in 2014, with Dublin residential property prices recovering more quickly than those outside the capital. Residential property prices also increased in the UK in 2014.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

•
Total loans and advances to customers (before impairment provisions) reduced to €90 billion at 31 December 2014 from €93 billion at 31 December 2013.

•
While defaulted and forborne loans remain elevated, the volume of defaulted loans reduced significantly in 2014, with defaulted loans totalling €14.3 billion at 31 December 2014 compared to €17.1 billion at 31 December 2013 and €16.7 billion at 30 June 2014.

•
Provision coverage on defaulted loans was 52% at 31 December 2014 compared to 48% at 31 December 2013.

•
Default arrears in the Retail Ireland Residential mortgage book have reduced significantly reflecting improving economic conditions and the Group's ongoing strategy to assist customers in financial difficulty with sustainable mortgage restructure and resolution strategies.

•
Effective workout structures comprising the Group's Mortgage Arrears Resolution Strategies (MARS) and Challenged Assets Group (CAG) continued the alignment of significant specialist resources to the management of challenged assets.

•
Total impairment charges on loans and advances to customers of €542 million fell materially on the prior year (31 December 2013: €1,665 million).

3.1.1    Definition of Credit Risk (audited)

Credit Risk is the risk of loss resulting from a counterparty being unable to meet its contractual obligations to the Group in respect of loans or other financial transactions. This risk comprises country risk, default risk, recovery risk, exposure risk, the credit risk in securitisation, cross border (or transfer) risk, concentration risk and settlement risk. At portfolio level, credit risk is assessed in relation to the degree of name, sector and geographic concentration to inform the setting of appropriate risk mitigation and transfer mechanisms, and to assess risk capital requirements. Credit risk appetite limits are set by the Court with respect to maximum drawn exposures by credit category, by region and single name. The manner in which the Group's exposure to credit risk arises, its policies and processes for managing it and the methods used to measure and monitor it are set out below.

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

Country risk

Country risk is the risk that sovereign or other counterparties within a country may be unable, unwilling or precluded from fulfilling their cross-border obligations due to changing political, financial or economic circumstances such that a loss to the Group may arise. This also includes credit transfer risk which is the

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

risk of loss due to restrictions on the international transfer of funds. The Group is exposed to country risk. Exposures are managed in line with approved policy and country maximum exposure limits.

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

Credit concentration risk

Credit concentration risk is the risk of loss due to exposures to a single entity or group of entities engaged in similar activities and having similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Undue concentrations could lead to increased volatility in the Group's impairment charges on financial assets, earnings, capital requirements and financial prospects. Management of risk concentrations is an integral part of the Group's approach to risk management. Target levels and, where appropriate, limits are defined by the Court for each credit category. In addition, monetary risk limits are set by the GRPC or its appointed committees and, where necessary, approved by the Court. These target levels and, where appropriate, limits, are informed by the Group's Risk Appetite Statement. Single name concentrations are also subject to limits. As the overall size of the Group's balance sheet reduces, concentration risk may increase in relative terms.

Large exposures

The Group's Risk Appetite Statement and regulatory requirements set out maximum exposure limits to a customer or a group of connected customers. The limits and regulatory requirements cover both bank and non-bank counterparties.

The Group's Risk Appetite Statement specifies a range of exposure limits for credit concentration risk.

The Group also monitors single customer exposure against regulatory requirements. In accordance with regulatory requirements, the Group implemented in the course of 2014 an amended large exposures regime provided for in the Capital Requirements Regulation. As at 31 December 2014, the Group's 20 largest exposures (excluding exempt exposures) reported under the amended large exposures regulatory regime amounted to €5.4 billion.

Credit related commitments

The Group manages credit related commitments that are not reflected as loans and advances on the balance sheet on the same basis as loans for credit approval and management purposes. These include:

•
guarantees and standby letters of credit;

•
performance or similar bonds and guarantees;

•
documentary and commercial letters of credit;

•
commitments; and

•
letters of offer.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Further information on the Group's exposures is set out in note 44 to the consolidated financial statements.

3.1.2    Credit risk management (audited)

The Group's approach to the management of credit risk is focused on a detailed credit analysis at origination followed by early intervention and active management of accounts where creditworthiness has deteriorated. The Credit & Market Risk function has responsibility for the independent oversight of credit and market risk, and for overall risk reporting to the GRPC, the CRC and the Court on developments in these risks and compliance with specific risk limits. It is led by the CCMRO who reports directly to the Group Chief Executive. The function provides independent oversight and management of the Group's credit risk strategy, credit risk management information and credit risk underwriting as well as strategic oversight and management of certain challenged portfolios.

Credit policy

The core values and principles governing the provision of credit are contained in Group Credit Policy which is approved by the Court. Individual business unit credit policies define in greater detail the credit approach appropriate to the units concerned. These policies are aligned with and have regard to, the Group's Risk Appetite Statement and applicable credit limits, the lessons learned from the Group's recent loss history, the markets in which the business units operate and the products which they provide. In a number of cases business unit policies are supplemented by sectoral / product credit policies.

Each staff member involved in developing banking relationships and / or in assessing or managing credit has a responsibility to ensure compliance with these policies. There are procedures for the approval and monitoring of exceptions to policy.

Lending authorisation

The Group's credit risk management systems operate through a hierarchy of lending authorities which are related to internal loan ratings. All exposures above certain levels require approval by the Group Credit Committee (GCC). Other exposures are approved according to a system of tiered individual authorities which reflect credit competence, proven judgment and experience. Material lending proposals are referred to credit units for independent assessment / approval or formulation of a recommendation for subsequent adjudication by the applicable approval authority.

Counterparty credit risk arising from derivatives

Credit risk exposure arising from derivative instruments is managed as part of the overall lending limits to customers and financial institutions. Credit risk exposure on derivative transactions is calculated using the current value of the contract (on a mark to market basis) and an estimate of the maximum cost of rewriting the contract in the event of counterparty default. The credit process also limits gross derivative positions.

3.1.3    Credit risk measurement (audited)

All credit transactions are assessed at origination for credit quality and the borrower is assigned a credit grade based on a predefined credit rating scale. The risk, and consequently the credit grade, is reassessed periodically. The use of internal credit rating models and scoring tools, which measure the degree of risk inherent in lending to specific counterparties, is central to the credit risk assessment and ongoing management processes within the Group. Details of these internal credit rating models are outlined in the section on Credit Risk Methodologies on pages 110 and 111.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Loan loss provisioning

Through its ongoing credit review processes, the Group seeks early identification of deteriorating loans with a view to taking corrective action to prevent the loan becoming impaired. Typically, loans that are at risk of impairment are managed by dedicated specialist units / debt collection teams focused on working out loans.

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

Other factors taken into consideration in estimating provisions include domestic and international economic climates, changes in portfolio risk profile, and the effect of any external factors such as legal or competition requirements. Whilst provisioning is an ongoing process, all business units formally review and confirm the appropriateness of their provisioning methodologies and the adequacy of their impairment provisions on a half yearly basis. Their conclusions are reviewed by the Credit & Market Risk function and the GRPC.

Under delegated authority from the Court, the Group's provisioning methodology is approved by the GRPC on a half yearly basis, details of which are set out in Credit Risk Methodologies on pages 113 to 119. On an annual basis, the CRC provides observations on the Group's asset quality management and profile to the GAC as an input into the GAC's assessment of year end impairment provisions.

The quantum of the Group's impairment charge, impaired loan balances and provisions is also reviewed by the GRPC half yearly, in advance of providing a recommendation to the GAC.

An analysis of the Group's impairment provisions at 31 December 2014 is set out in note 27 to the consolidated financial statements.

3.1.4    Credit risk mitigation (audited)

An assessment of the borrower's ability to service and repay the proposed level of debt (principal repayment source) is undertaken for credit requests and is a key element in the Group's approach to mitigating risk. In addition, the Group mitigates credit risk through the adoption of both proactive preventative measures (e.g. controls and limits) and the development and implementation of strategies to assess and reduce the impact of particular risks should these materialise, including hedging, securitisation and the taking of collateral (which acts as a secondary repayment source).

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

Collateral

Credit risk mitigation includes the requirement to obtain collateral, depending on the nature of the product and local market practice, as set out in the Group's policies and procedures. The nature and level of collateral required depends on a number of factors including, but not limited to, the amount of the exposure, the type of facility made available, the term of the facility, the amount of the borrower's own cash input and an evaluation of the level of risk or Probability of Default (PD). The Group takes collateral as a secondary source, which can be called upon if the borrower is unable or unwilling to service and repay debt as originally assessed.

Various types of collateral are accepted, including property, securities, cash, guarantees and insurance, grouped broadly as follows:

•
financial collateral (lien over deposits, shares, etc.);

•
residential and commercial real estate;

•
physical collateral (plant and machinery, stock, etc.); and

•
other collateral (debtors, guarantees, insurance, etc.).

The Group's requirements around completion, valuation and management of collateral are set out in appropriate Group or business unit policies and procedures. The extent to which collateral and other credit enhancements mitigate credit risk in respect of the Group's Residential mortgage portfolio is set out in table 3c on pages 378 and 396.

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

3.1.5    Credit risk reporting / monitoring (audited)

It is the Group's policy to ensure that adequate up to date credit management information is available to support the credit management of individual account relationships and the overall loan portfolio.

Credit risk at a Group, divisional and significant operating unit / product type level is reported on a monthly basis to senior management. This monthly reporting includes information and detailed commentary on loan book growth, quality of the loan book (credit grade and PD profiles and risk weighted assets) and loan impairment provisions including individual large impaired exposures. Changes in sectoral and single name concentrations are tracked on a quarterly basis highlighting changes to risk concentration in the Group's loan book. A report on exceptions to credit policy is presented to and reviewed by the

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

GRPC on a monthly basis. The Group allocates significant resources to ensure ongoing monitoring and compliance with approved risk limits.

The PRC considers and recommends to the GRPC, on a quarterly basis, credit concentration reports which track changes in sectoral and single name concentrations measured under agreed parameters. Credit risk, including compliance with key credit risk limits, is reported monthly in the Court Risk Report. Statistics on credit policy exceptions are also included on a quarterly basis. This report is presented to and discussed by the GRPC, the CRC and the Court.

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

•
facilities in breach of terms placed on demand: an arrangement whereby the Group places a facility in breach of its contractual terms on a demand basis as permitted under the facility agreement rather than enforcing, pending a more long term resolution;

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

Forborne loans are reviewed in line with the Group's credit management processes, which include monitoring borrower compliance with the revised terms and conditions of the forbearance arrangement. Loans to which forbearance has been applied continue to be classified as forborne until the forbearance measure expires. The Group does not currently apply a set time period after which the forbearance classification on a performing forborne loan is discontinued but may do so in future in light of regulatory guidance in this area. Borrower compliance with revised terms and conditions may not be achieved in all cases. Non-compliance could for example arise because the individual circumstances and risk profile of the borrower continue to deteriorate, or fail to show an expected improvement, to the extent that an agreed reduced level of repayment can no longer be met. In the event of non-compliance, a request for further

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

forbearance may be considered. It is possible that the Group, by virtue of having granted forbearance to a borrower, could suffer a loss that might otherwise have been avoided had enforcement action instead been taken—this could for example arise where the value of security held in respect of a loan diminishes over the period of a forbearance arrangement which ultimately proves unsustainable.

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

3.1.7    Book profile—Loans and advances to customers (unaudited)

Loans and advances to customers are shown in the tables below and in the tables on pages 102 to 109.

Geographical and industry analysis of loans and advances to customers

The following table gives the geographical and industry breakdown of total loans (before impairment provisions).

31 December 2014

Geographical / industry analysis(1)	Rol €m	UK €m	US €m	RoW €m	Total €m
Personal	27,072	26,865	—	—	53,937

—Residential mortgages	25,588	25,395	—	—	50,983
—Other consumer lending	1,484	1,470	—	—	2,954

Property and construction	8,762	6,457	—	—	15,219

—Investment	7,150	5,372	—	—	12,522
—Land and Development	1,612	1,085	—	—	2,697

Business and other services	6,332	2,310	225	74	8,941
Distribution	2,736	147	—	—	2,883
Manufacturing	2,798	728	392	133	4,051
Transport	1,267	101	23	—	1,391
Financial	569	87	—	26	682
Agriculture	1,454	496	—	—	1,950
Energy	456	30	—	—	486

Total	51,446	37,221	640	233	89,540

(1)
The geographical breakdown is primarily based on the location of the business unit where the asset is booked.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

31 December 2013

Geographical / industry analysis(1)	Rol €m	UK €m	US €m	RoW €m	Total €m
Personal	28,206	26,262	—	—	54,468

—Residential mortgages	26,700	24,946	—	—	51,646
—Other consumer lending	1,506	1,316	—	—	2,822

Property and construction	9,144	7,647	11	—	16,802

—Investment	7,263	6,365	11	—	13,639
—Land and Development	1,881	1,282	—	—	3,163

Business and other services	6,323	2,891	224	46	9,484
Distribution	2,883	176	—	—	3,059
Manufacturing	2,627	739	336	99	3,801
Transport	1,437	160	20	—	1,617
Financial	880	177	—	—	1,057
Agriculture	1,499	283	—	—	1,782
Energy	599	86	—	—	685

Total	53,598	38,421	591	145	92,755

(1)
The geographical breakdown is primarily based on the location of the business unit where the asset is booked.

The Group's primary markets are Ireland and the UK and exposures originated and managed in these countries represent a material concentration of credit risk. Similarly, the Group exhibits a material concentration in Residential mortgages and in the Property and construction sector.

The Group's Residential mortgage portfolio is widely diversified by individual borrower and amounted to 57% of total gross loans at 31 December 2014 (31 December 2013: 56%). At 31 December 2014, 50% of Residential mortgages related to Ireland (31 December 2013: 52%) and 50% related to the UK (31 December 2013: 48%). At 31 December 2014, the Group's UK Residential mortgage book amounted to £19.8 billion (31 December 2013: £20.8 billion) (before impairment provisions).

The Property and construction sector accounted for 17% or €15.2 billion of total gross loans at 31 December 2014 (31 December 2013: 18% or €16.8 billion). This book consists primarily of investment property loans.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

3.1.8    Impairment charges / (reversals) on loans and advances to customers (unaudited)

For an analysis of the Group's impairment charge on forborne loans and advances to customers see page 367 in the supplementary asset quality and forbearance disclosures.

Impairment charges / (reversals) on loans and advances to customers Composition	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Residential mortgages	(148)	573	462

—Retail Ireland	(140)	542	418
—Retail UK	(8)	31	44

Non-property SME and corporate	218	468	413

—Republic of Ireland SME	127	233	223
—UK SME	17	113	53
—Corporate	74	122	137

Property and construction	451	583	797

—Investment	307	343	437
—Land and development	144	240	360

Consumer	21	41	52

Total impairment charges / (reversals) on loans and advances to customers	542	1,665	1,724

Year ended 31 December 2014 compared to the year ended 31 December 2013

Impairment charges on loans and advances to customers of €542 million for the year ended 31 December 2014 were €1,123 million or 67% lower than the previous year. The impairment charge for the previous year reflected, among other factors, implementation of the CBI 'Impairment Provisioning and Disclosures Guidelines' (31 May 2013), and the observations from the CBI's 2013 Asset Quality Review (AQR) of the Group's loan portfolios as at 30 June 2013.

The significant reduction in impairment charges for 2014 reflects the performance of the Group's loan portfolios, improvements in the economic environment in the countries in which those portfolios are located and the significant reduction in defaulted loans. Additionally, impairment charges for 2014 reflect the impact of updated Retail Ireland mortgage collective impairment provisioning parameters and assumptions, primarily driven by improving economic factors, property prices and recent experience, and the Group's response to the observations from the 2014 ECB AQR.

The impairment reversal on Residential mortgages of €148 million for the year ended 31 December 2014 compares to an impairment charge of €573 million in the previous year.

The impairment reversal on the Retail Ireland mortgage portfolio of €140 million for the year ended 31 December 2014 compares to an impairment charge of €542 million in the previous year. The 2013 impairment charge on the Retail Ireland portfolio reflected the impact of the implementation of the CBI guidelines and consideration of the CBI's 2013 AQR.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The current year impairment reversal on the Retail Ireland mortgage portfolio reflects a range of considerations including:

•
improved performance within the portfolio (lower default rates);

•
the improved economic conditions such as lower unemployment and higher property prices; and

•
the impact of updated Retail Ireland mortgage collective provisioning assumptions.

Details of updated collective provisioning model parameters and assumptions for Retail Ireland mortgages, including property valuation assumptions and cure rates, are set out on pages 115 and 116. The estimated combined impact of the updated collective provisioning model parameters and assumptions is a €280 million net reduction in collective impairment provisions for Retail Ireland mortgages as at 31 December 2014.

Overall, there has been a significant reduction in Retail Ireland mortgage default arrears (based on loan volumes greater than 90 days past due and / or impaired) in 2014, continuing the trend seen in the second half of 2013.

Owner occupied default arrears (based on loan volumes greater than 90 days past due and / or impaired) were €1,685 million at 31 December 2014 as compared with €1,911 million at 30 June 2014 and €2,051 million at 31 December 2013. This reduction is reflective of the considerable ongoing progress being made by the Group in effecting its mortgage arrears resolution strategies, supported by improving economic conditions. The level of Owner occupied default arrears for the Group remains at less than half the level of those banks as published on a quarterly basis by the CBI (latest industry statistics are as at Q3 2014(1)).

Buy to let default arrears (based on loan volumes greater than 90 days past due and / or impaired) were €1,534 million at 31 December 2014 as compared to €1,787 million at 30 June 2014 and €1,745 million at 31 December 2013.

Buy to let borrowers continue to be impacted by rising repayments as interest only periods come to an end and they move to fully amortising loans. At 31 December 2014, 70% of the Buy to let mortgage book was on a 'principal and interest' repayment basis (31 December 2013: 65%). As part of the Group's mortgage arrears resolution strategies, the Group continues to work with Buy to let customers, particularly those with interest only periods that are coming to an end, to restructure customer mortgages on a sustainable basis, as appropriate.

The €253 million reduction in Buy to let default arrears in the second half of 2014 reflects the significant progress made by the Group in the ongoing restructure of customer mortgages on a sustainable basis, resolution activity and the disposal of a portfolio of distressed mortgage assets, supported by improved rental market conditions for investors, particularly evident in primary urban areas. The level of Buy to let default arrears for the Group remains below the level of those banks as published on a quarterly basis by the CBI (latest industry statistics are as at Q3 2014(1)).

The Group's progress in effecting sustainable restructure and resolution strategies for customers in financial difficulties has resulted in higher cure rates, and thus has also contributed to the significant reduction in the stock of default arrears and lower impairment charges in 2014. In line with the CBI 'Impairment Provisioning and Disclosures Guidelines', application of a twelve month probation period continues to apply in all cases in order to be eligible for inclusion in collective provisioning model cure rate calculations.

(1)
CBI Mortgage Arrears industry statistics report adjusted to exclude Bank of Ireland.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The impairment reversal on the Retail UK mortgage portfolio of €8 million for the year ended 31 December 2014, compared to an impairment charge of €31 million in the previous year. This reflects the improved residential property market in the UK, allied with the satisfactory performance of the portfolio which has seen low and reducing levels of default arrears across all market segments. Default arrears (volume of loans greater than 90 days past due and / or impaired) decreased to £395 million at 31 December 2014 as compared with £457 million at 30 June 2014 and £492 million at 31 December 2013.

The impairment charge on the Non-property SME and corporate loan portfolio of €218 million for the year ended 31 December 2014 has decreased by €250 million from the previous year.

Republic of Ireland SME impairment charges of €127 million for the year ended 31 December 2014 have decreased by €106 million from the previous year. The reduction reflects general improvements in economic and trading conditions in the Irish SME sector in 2014. Current year impairment charges continue to relate mainly to those segments dependent on discretionary consumer spending, in addition to individual case specific events.

Impairment charges on the UK SME portfolio decreased to €17 million for the year ended 31 December 2014 compared to an impairment charge of €113 million in the previous year. Previous year impairment charges were driven by a small number of large individual cases, which were not a feature in the current year. The portfolio also benefited from the further improvement in macroeconomic conditions.

The impairment charges on the Corporate portfolios reduced to €74 million for the year ended 31 December 2014 compared to €122 million in the previous year. As was the case in the first half of 2014, impairment charges have primarily been driven by individual case specific events. Overall, the pace of migration of new cases into our challenged portfolios has reduced considerably, with both the domestic Irish and international corporate banking portfolios continuing to benefit from the improvement in economic conditions.

The impairment charge on the Property and construction loan portfolio of €451 million for the year ended 31 December 2014 decreased by €132 million compared to €583 million in the previous year.

The impairment charge on the Investment property element of the Property and construction portfolio was €307 million for the year ended 31 December 2014 compared to €343 million in the previous year. Investment property impairment charges reflect the regional distribution of assets within the Investment property portfolio. While prime Dublin and London markets continue to lead the property market recovery, in non-urban / regional areas the recovery is slower, with demand dependent on location, asset type and quality. Investment property impairment charges also reflect resolution activity such as selected property asset sales for a small number of individual cases in certain market segments.

The positive sentiment that has been witnessed in the Dublin commercial property market over the past twelve months in the office and retail sectors is supported by stronger occupier demand. Dublin continues to lead the recovery with increased activity present in the urban centres of Cork, Galway and Limerick. Other regions are showing improved sentiment, however recovery is moving more slowly. The sale of significant regional shopping centre and retail park portfolios in the market has had a positive impact on the pricing of retail assets in those sectors. These transactions illustrate investor confidence towards future expectations in the sector but the retail occupier market is at an earlier stage in the cycle having yet to record meaningful rental growth.

Within the UK, both London and the South East are experiencing yields close to their historic lows. Investors continue to have a strong appetite for regional assets, including shopping centres, which have seen yield spreads between prime and strong regional assets narrow. Location and scheme specific rental growth is expected to return.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The impairment charge on the Land and development element of the Property and construction portfolio was €144 million for the year ended 31 December 2014 compared to €240 million in the previous year. Development activity has increased in Dublin, with commuter counties now also improving; however, other regional areas remain challenging and are recovering more slowly. This urban / rural divide in property markets, in addition to the revision of exit strategies on a small number of challenged cases, is reflected in Land and development impairment charges in 2014.

The impairment charge of €21 million on Consumer loans for the year ended 31 December 2014 has reduced significantly from the impairment charge of €41 million in the previous year, reflecting the ongoing improvements in economic conditions in 2014, and consequently low levels of default and higher cure rates, particularly in the Retail Ireland Consumer portfolio.

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

The impairment charge on Residential mortgages of €573 million for the year ended 31 December 2013 has increased by €111 million from €462 million in the previous year. The 2013 charge reflects, among other things, the consideration of the AQR and implementation of the revised CBI guidelines.

The impairment charge on the Retail Ireland mortgage portfolio of €542 million for the year ended 31 December 2013 has increased by €124 million from €418 million in the previous year. The 2013 charge reflects a significant improvement in default arrears trends in the second half of 2013, particularly in the Owner occupied segment, the impact of implementation of the revised CBI guidelines and consideration of the AQR. While the volume of default arrears (based on loan volumes 90 days or more past due and / or impaired) has continued to increase, the pace of default arrears formation has reduced significantly in the year, particularly in the Owner occupied segment. In addition to the reduction in the pace of formation of default arrears, reflecting improving economic conditions, the Group has continued to formally restructure a significant number of customer mortgages on a sustainable basis.

For the year ended 31 December 2013, Residential property prices recorded an annual increase of 6.4% according to the Central Statistics Office (CSO) Index. This compares to a decline of 4.5% in 2012. This is the first annual increase since January 2008, with residential property prices in Dublin continuing to perform significantly better (15.7% annual increase to 31 December 2013) than the national average. The CSO Index for December 2013 reported that national residential prices were 46% below peak, compared to 50% at December 2012 and June 2013, with residential prices in Dublin 49% below peak, while properties outside of Dublin were 47% below peak.

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

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

The impairment charge on the Non property SME and corporate loan portfolio of €468 million for the year ended 31 December 2013 has increased by €55 million from €413 million in the previous year. The 2013 charge reflects, among other things, the consideration of the AQR.

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

The impairment charge on the Property and construction loan portfolio of €583 million for the year ended 31 December 2013 decreased by €214 million compared to €797 million in the previous year. The 2013 impairment charge reflects, among other things, the consideration of the AQR.

(1)
Source: Daft.ie National Rental Index.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The impairment charge on the Investment property element of the Property and construction portfolio was €343 million for year ended 31 December 2013 compared to €437 million in the previous year.

Between 2007 and 2012, the Irish market experienced a significant fall in asset values, with Irish commercial property capital values down 66% from peak(2). However, capital values rose by 3% in 2013, which represented the first annual increase in capital values since 2007. Activity in the commercial property market in Dublin has continued to increase, particularly for prime Office assets, and improving economic conditions had led to capital value growth spreading to the Retail and Industrial sectors by late 2013. There have been some early signs of improvement in the Retail sector in recent months, such as increased Retail sales and consumer sentiment, however, conditions in the sector remained difficult in 2013 as evidenced by increased retail tenant defaults and high vacancy levels, particularly in provincial / regional locations, which have contributed to continued elevated impairment charges on our Investment property portfolio.

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

Impairment charge by nature of impairment provision	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Specific charge individually assessed	865	1,323	1,672
Specific charge collectively assessed	(126)	151	355
Incurred but not reported	(197)	191	(303)

Total impairment charge	542	1,665	1,724

Impairment provision by nature of impairment provision	31 December 2014 €m	31 December 2013 €m
Specific provisions individually assessed	5,838	6,195
Specific provisions collectively assessed	878	1,155
Incurred but not reported	707	891

Total impairment provision	7,423	8,241

(2)
Source: Investment Property Databank Ltd (IPD).

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The decrease in individual specific provisions in 2014 reflects the impact of provisions utilised during the year, partially offset by increases to existing specific provisions attaching to individually assessed Residential mortgage, Non-property SME and corporate and Property and construction exposures. The individual and collective specific provisions at 31 December 2014 are after provisions utilised in the year of €1.6 billion as set out in note 27 to the consolidated financial statements on page 276.

The decrease in collective specific provisions in the year reflects the impact of the updated Retail Ireland Residential mortgage collective provisioning model parameters and assumptions (as set out on pages 115 and 116) and to a lesser extent, an increase in the volume of Irish mortgage loans subject to individual, rather than collective, assessment for provisioning. Additionally, some of the reduction in collective specific provisions was due to provision utilised activity in other portfolios.

Incurred but not reported (IBNR) impairment provisions decreased by €184 million to €707 million in the year to 31 December 2014. The reduction in IBNR impairment provisions was almost exclusively related to Retail Ireland Residential mortgages, and reflected the combined impact of the updated collective provisioning model parameters and assumptions (as noted above), the improving risk profile of the non-defaulted loan book, and the decrease in the volume of non-defaulted loans assessed for IBNR provisions, which is consistent with the overall reduction in the Irish mortgage portfolio.

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

'Neither past due nor impaired' ratings are summarised as set out below:

Mappings to external rating agencies are indicative only, as additional factors such as collateral will be taken into account by the Group in assigning a credit grade to a counterparty:

•
high quality ratings apply to loans to customers, strong corporate and business counterparties and consumer banking borrowers (including Residential mortgages) with whom the Group has an excellent repayment experience. For both forborne and non-forborne loans, high quality ratings are derived from grades 1 to 4 on the thirteen point grade scale, grades 1 and 2 on the seven point grade scale and ratings equivalent to AAA, AA+, AA, AA–, A+, A, A–, BBB+ and BBB for the external major rating agencies;

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Composition of loans and advances to customers

The tables and analysis below summarise the composition of the Group's loans and advances to customers. Exposures are before provisions for impairment.

	31 December 2014		31 December 2013
Loans and advances to customers Composition (before impairment provisions)	€m	%	€m	%
Residential mortgages	50,983	57%	51,646	56%

—Retail Ireland	25,588	29%	26,700	29%
—Retail UK	25,395	28%	24,946	27%

Non-property SME and corporate	20,384	23%	21,485	23%

—Republic of Ireland SME	9,628	11%	10,275	11%
—UK SME	2,498	3%	3,339	4%
—Corporate	8,258	9%	7,871	8%

Property and construction	15,219	17%	16,802	18%

—Investment	12,522	14%	13,639	15%
—Land and development	2,697	3%	3,163	3%

Consumer	2,954	3%	2,822	3%

Total loans and advances to customers	89,540	100%	92,755	100%

Unaudited:

The Group's loans and advances to customers before impairment provisions at 31 December 2014 were €89.5 billion compared to €92.8 billion at 31 December 2013. Current levels of demand for credit and ongoing repayments contributed to the reduction in loans and advances to customers, partially offset by foreign exchange rate movements. The distribution of the Group's loans and advances to customers by loan portfolio was broadly similar at 31 December 2014 and at 31 December 2013.

For an analysis of the Group's Risk profile of loans and advances to customers (before impairment provisions) between 'non-forborne' and 'forborne' see table 3 on pages 370 and 371 in the supplementary asset quality and forbearance disclosures.

Risk profile of loans and advances to customers

The tables and analysis below summarise the Group's loans and advances to customers over the following categories: 'neither past due nor impaired', 'past due but not impaired' and 'impaired'. Exposures are before provisions for impairment.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

31 December 2014

Risk profile of loans and advances to customers (before impairment provisions)	Residential mortgages €m	Non-property SME and corporate €m	Property and construction €m	Consumer €m	Total loans and advances to customers €m	Total loans and advances to customers %
Total loans and advances to customers
High quality	43,344	4,299	1,777	2,429	51,849	58%
Satisfactory quality	994	8,879	2,195	210	12,278	14%
Acceptable quality	914	2,298	2,072	31	5,315	6%
Lower quality but neither past due nor impaired	363	1,398	1,765	—	3,526	3%

Neither past due nor impaired	45,615	16,874	7,809	2,670	72,968	81%

Past due but not impaired	2,584	159	336	95	3,174	4%
Impaired	2,784	3,351	7,074	189	13,398	15%

Total loans and advances to customers	50,983	20,384	15,219	2,954	89,540	100%

31 December 2013

Risk profile of loans and advances to customers (before impairment provisions)	Residential mortgages €m	Non-property SME and corporate €m	Property and construction €m	Consumer €m	Total loans and advances to customers €m	Total loans and advances to customers %
Total loans and advances to customers
High quality	43,625	3,886	946	2,003	50,460	54%
Satisfactory quality	659	8,685	2,805	454	12,603	14%
Acceptable quality	769	3,055	2,397	23	6,244	7%
Lower quality but neither past due nor impaired	258	1,705	1,650	—	3,613	4%

Neither past due nor impaired	45,311	17,331	7,798	2,480	72,920	79%

Past due but not impaired	3,288	243	413	106	4,050	4%
Impaired	3,047	3,911	8,591	236	15,785	17%

Total loans and advances to customers	51,646	21,485	16,802	2,822	92,755	100%

Unaudited:

Loans and advances to customers classified as 'neither past due nor impaired' amounted to €73.0 billion at 31 December 2014 compared to €72.9 billion at 31 December 2013.

The 'past due but not impaired' category amounted to €3.2 billion of loans and advances to customers at 31 December 2014 compared to €4.0 billion at 31 December 2013. This reduction is largely driven by the decrease in Residential mortgages 'past due but not impaired', reflecting improving economic conditions

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

and the Group's ongoing strategy to assist customers in financial difficulty with sustainable mortgage restructures.

'Impaired' loans decreased to €13.4 billion of loans and advances to customers at 31 December 2014 from €15.8 billion of loans and advances to customers at 31 December 2013. This significant reduction reflects the Group's continued progress in executing a combination of resolution strategies (and the consequent utilisation of provisions in some cases), aided by the improvement in economic and property market conditions. In particular, during the second half of 2014, the Group has taken advantage of improved conditions in certain market segments (e.g. commercial investment property) by conducting sales of selected property assets.

For an analysis of the Group's risk profile of loans and advances to customers (before impairment provisions) between 'non-forborne' and 'forborne' see pages 370 and 371 in the supplementary asset quality and forbearance disclosures.

'Past due and / or impaired'

The tables below provide an aged analysis of loans and advances to customers 'past due and / or impaired' by asset classification. Amounts arising from operational and / or timing issues that are outside the control of customers are generally excluded.

31 December 2014

Risk profile of loans and advances to customers—past due and / or impaired	Residential mortgages €m	Non-property SME and corporate €m	Property and construction €m	Consumer €m	Total €m
Total loans and advances to customers
Past due up to 30 days	643	93	61	55	852
Past due 31–60 days	728	37	242	28	1,035
Past due 61–90 days	271	29	33	12	345

	1,642	159	336	95	2,232

Past due greater than 90 days but not impaired	942	—	—	—	942
Impaired	2,784	3,351	7,074	189	13,398

Defaulted loans	3,726	3,351	7,074	189	14,340

Total loans and advances to customers—past due and / or impaired	5,368	3,510	7,410	284	16,572

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

31 December 2013

Risk profile of loans and advances to customers—past due and / or impaired	Residential mortgages €m	Non-property SME and corporate €m	Property and construction €m	Consumer €m	Total €m
Total loans and advances to customers
Past due up to 30 days	684	169	154	59	1,066
Past due 31–60 days	887	36	171	33	1,127
Past due 61–90 days	377	38	88	14	517

	1,948	243	413	106	2,710

Past due greater than 90 days but not impaired	1,340	—	—	—	1,340
Impaired	3,047	3,911	8,591	236	15,785

Defaulted loans	4,387	3,911	8,591	236	17,125

Total loans and advances to customers—past due and / or impaired	6,335	4,154	9,004	342	19,835

Unaudited:

Loans and advances to customers classified as 'past due and / or impaired' amounted to €16.6 billion at 31 December 2014 compared to €19.8 billion at 31 December 2013.

Residential mortgages classified as 'past due and / or impaired' decreased by €0.9 billion from €6.3 billion at 31 December 2013 to €5.4 billion at 31 December 2014 reflecting a significant reduction in the volume of Retail Ireland Residential mortgages classified as past due and impaired, reflecting significant improvements in default arrears and the ongoing restructure and resolution activity.

Property and construction loans classified as 'past due and / or impaired' were €7.4 billion at 31 December 2014 compared to €9.0 billion at 31 December 2013. This reduction is reflective of the Group's progress in executing resolution strategies, including sales of selected property assets in the commercial investment property market in the latter half of 2014, and the consequent utilisation of provisions in some cases.

The volume of Non-property SME and corporate loans that are 'past due and / or impaired' was €3.5 billion at 31 December 2014 compared to €4.2 billion at 31 December 2013 reflecting reductions in the volume of loans classified as 'impaired' on foot of resolution activity in 2014.

Consumer loans that are 'past due and / or impaired' were €284 million at 31 December 2014 compared to €342 million at 31 December 2013.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Composition and impairment

The table below summarises the composition, defaulted loans and impairment provisions of the Group's loans and advances to customers.

31 December 2014

Total loans and advances to customers Composition and impairment	Advances (pre-impairment) €m	Defaulted loans €m	Defaulted loans as % of advances %	Impairment provisions €m	Impairment provisions as % of defaulted loans %
Residential mortgages	50,983	3,726	7.3%	1,604	43%

—Retail Ireland	25,588	3,219	12.6%	1,486	46%
—Retail UK	25,395	507	2.0%	118	23%

Non-property SME and corporate	20,384	3,351	16.4%	1,699	51%

—Republic of Ireland SME	9,628	2,468	25.6%	1,264	51%
—UK SME	2,498	421	16.9%	186	44%
—Corporate	8,258	462	5.6%	249	54%

Property and construction	15,219	7,074	46.5%	3,935	56%

—Investment	12,522	4,660	37.2%	2,138	46%
—Land and development	2,697	2,414	89.5%	1,797	74%

Consumer	2,954	189	6.4%	185	98%

Total loans and advances to customers	89,540	14,340	16.0%	7,423	52%

31 December 2013

Total loans and advances to customers Composition and impairment	Advances (pre-impairment) €m	Defaulted loans €m	Defaulted loans as % of advances %	Impairment provisions €m	Impairment provisions as % of defaulted loans %
Residential mortgages	51,646	4,387	8.5%	2,002	46%

—Retail Ireland	26,700	3,796	14.2%	1,863	49%
—Retail UK	24,946	591	2.4%	139	24%

Non-property SME and corporate	21,485	3,911	18.2%	1,909	49%

—Republic of Ireland SME	10,275	2,747	26.7%	1,379	50%
—UK SME	3,339	571	17.1%	286	50%
—Corporate	7,871	593	7.5%	244	41%

Property and construction	16,802	8,591	51.1%	4,118	48%

—Investment	13,639	5,766	42.3%	2,183	38%
—Land and development	3,163	2,825	89.3%	1,935	68%

Consumer	2,822	236	8.4%	212	90%

Total loans and advances to customers	92,755	17,125	18.5%	8,241	48%

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Unaudited:

Loans and advances to customers (pre-impairment) reduced by 3% from €92.8 billion at 31 December 2013 to €89.5 billion at 31 December 2014 due to the impact of current demand for new lending and actions taken by customers to reduce their levels of debt, partially offset by foreign exchange rate movements.

Defaulted loans decreased to €14.3 billion at 31 December 2014 from €17.1 billion at 31 December 2013. The significant reduction in defaulted loans reflects the Group's continued progress in executing a combination of resolution strategies, aided by the further improvement in economic and property market conditions. In particular, during the second half of 2014, the Group has taken advantage of improved conditions in certain market segments (e.g. commercial investment property) by conducting sales of selected property assets.

The stock of impairment provisions decreased from €8.2 billion at 31 December 2013 to €7.4 billion at 31 December 2014, however impairment provisions as a percentage of defaulted loans ('total provision cover') increased from 48% at 31 December 2013 to 52% at 31 December 2014. Impairment provisions of €7.4 billion at 31 December 2014 are after provisions utilised of €1.6 billion as set out in note 27 to the consolidated financial statements on page 276.

Total Residential mortgages defaulted loans decreased to €3.7 billion at 31 December 2014 from €4.4 billion at 31 December 2013. The material reduction in Retail Ireland Residential mortgages defaulted loans, across both the Owner occupied and Buy to let market segments, reflects the significant progress made by the Group in the ongoing restructure of customer mortgages on a sustainable basis, resolution activity, and the disposal of a portfolio of distressed assets (concentrated in the Buy to let market segment), supported by improved economic and residential property market conditions. The Retail UK Residential mortgage loan book continues to perform well, with reduced defaulted loans reflecting further improvements in economic and residential property market conditions in the UK.

Further additional disclosures on the Retail Ireland and Retail UK Residential mortgage portfolios are set out in the supplementary asset quality and forbearance disclosures section on pages 374 to 410.

Non-property SME and corporate defaulted loans decreased to €3.4 billion at 31 December 2014 from €3.9 billion at 31 December 2013. The reduction in Non-property SME defaulted loans reflects general improvements in economic and trading conditions in both the Irish and UK SME sectors in 2014. Notwithstanding the improvements in trading conditions, challenges remain in certain SME market segments, and particularly those outside urban centres. The reduction also reflects the Group's progress in executing resolution strategies for some larger Corporate challenged borrowers.

Defaulted loans in the Property and construction portfolio decreased to €7.1 billion at 31 December 2014 from €8.6 billion at 31 December 2013. In the Investment property sector, defaulted loans were €4.7 billion at 31 December 2014 as compared with €5.8 billion at 31 December 2013. This significant reduction reflects resolution activity (such as selected property asset sales) during the latter half of 2014, aided by better market conditions in certain segments.

Land and development defaulted loans amounted to €2.4 billion of the portfolio at 31 December 2014, down from €2.8 billion at 31 December 2013, reflecting resolution activity on challenged cases and the consequent utilisation of provisions.

Consumer defaulted loans decreased to €189 million at 31 December 2014 from €236 million at 31 December 2013, aided by improved economic conditions.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Coverage ratios have increased from 48% at 31 December 2013 to 52% at 31 December 2014 reflecting the decrease in the level of defaulted loans and the impact of impairment charges during 2014. Coverage ratios have increased across most portfolios over the same period.

The reduction in the coverage ratio for Retail Ireland Residential mortgages reflects the impact of updated Retail Ireland mortgage collective provisioning parameters and assumptions as set out on pages 115 and 116 which were predominately driven by improving economic factors, property prices and experience. The reduction in the coverage ratio for UK SME reflects the impact of provisions utilised and particularly the resolution of one large, highly provisioned challenged exposure in the first half of 2014.

3.1.10    Asset Quality—Segmental analysis (audited)

31 December 2014

Risk profile of loans and advances to customers Total before impairment provisions	Retail Ireland €m	Retail UK €m	Corporate and Treasury €m	Total Group €m
High quality	22,088	26,017	3,744	51,849
Satisfactory quality	5,556	1,871	4,851	12,278
Acceptable quality	2,734	897	1,684	5,315
Lower quality but neither past due nor impaired	1,582	1,337	607	3,526

Neither past due nor impaired	31,960	30,122	10,886	72,968

Past due but not impaired	1,540	1,620	14	3,174
Impaired	9,149	3,547	702	13,398

Past due and / or impaired	10,689	5,167	716	16,572

Total	42,649	35,289	11,602	89,540

31 December 2013

Risk profile of loans and advances to customers Total before impairment provisions	Retail Ireland €m	Retail UK €m	Corporate and Treasury €m	Total Group €m
High quality	22,641	25,454	2,365	50,460
Satisfactory quality	5,464	2,470	4,669	12,603
Acceptable quality	3,002	1,612	1,630	6,244
Lower quality but neither past due nor impaired	1,558	1,283	772	3,613

Neither past due nor impaired	32,665	30,819	9,436	72,920

Past due but not impaired	2,268	1,717	65	4,050
Impaired	10,237	4,530	1,018	15,785

Past due and / or impaired	12,505	6,247	1,083	19,835

Total	45,170	37,066	10,519	92,755

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The table below provides an aged analysis of loans and advances to customers 'past due and / or impaired' by division:

31 December 2014

Loans and advances to customers which are past due and / or impaired Total before impairment provisions	Retail Ireland €m	Retail UK €m	Corporate and Treasury €m	Total Group €m
Past due up to 30 days	514	328	10	852
Past due 31–60 days	205	829	1	1,035
Past due 61–90 days	144	198	3	345

	863	1,355	14	2,232

Past due greater than 90 days but not impaired	677	265	—	942
Impaired	9,149	3,547	702	13,398

Defaulted loans	9,826	3,812	702	14,340

Total past due and / or impaired loans	10,689	5,167	716	16,572

31 December 2013

Loans and advances to customers which are past due and / or impaired Total before impairment provisions	Retail Ireland €m	Retail UK €m	Corporate and Treasury €m	Total Group €m
Past due up to 30 days	687	371	8	1,066
Past due 31–60 days	344	745	38	1,127
Past due 61–90 days	221	277	19	517

	1,252	1,393	65	2,710

Past due greater than 90 days but not impaired	1,016	324	—	1,340
Impaired	10,237	4,530	1,018	15,785

Defaulted loans	11,253	4,854	1,018	17,125

Total past due and / or impaired loans	12,505	6,247	1,083	19,835

Repossessed collateral

At 31 December 2014, the Group had collateral held as security, as follows:

Repossessed collateral	31 December 2014 €m	31 December 2013 €m
Residential properties:
Ireland	20	25
UK and other	38	35

	58	60
Other	3	6

Total	61	66

Repossessed collateral is sold as soon as practicable, with the proceeds applied against outstanding indebtedness.

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

	31 December 2014		31 December 2013
Asset quality: Other financial instruments with ratings equivalent to:	€m	%	€m	%
AAA to AA–	9,817	33%	7,500	25%
A+ to A–	17,781	59%	7,209	24%
BBB+ to BBB–	1,549	5%	13,988	47%
BB+ to BB–	509	1%	510	2%
B+ to B–	168	1%	125	1%
Lower than B–	246	1%	201	1%

Total	30,070	100%	29,533	100%

Unaudited

Other financial instruments at 31 December 2014 amounted to €30.1 billion, an increase of €0.6 billion as compared with €29.5 billion at 31 December 2013. The large movement in exposures between the BBB and single A ranges primarily reflects the upgrading of Irish sovereign exposure from BBB+ to A-during the year.

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

BUSINESS REVIEW (Continued)

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

Regulatory approval of approaches

The Bank of Ireland Group has regulatory approval to use its internal credit models in the calculation of its capital requirements. As at 31 December 2014, 80% of credit risk weighted assets (excluding non-credit obligations) were calculated using internal credit models. This approval covers the adoption of the Foundation IRB approach for non-retail exposures and the Retail IRB approach for retail exposures.

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Non-Retail internal rating systems

The Group has adopted the Foundation IRB approach for certain of its non-retail exposures. Under this approach, the Group calculates its own estimates for PD and uses supervisory estimates of LGD, typically 45%, and credit conversion factors. To calculate PD, the Group assesses the credit quality of borrowers and other counterparties using criteria particular to the type of borrower under consideration. In the case of financial institutions, external credit agency ratings are used to provide a significant challenge within the Group's ratings approach. For exposures other than financial institutions, external ratings, when available for borrowers, play a role in the independent validation of internal estimates.

Retail internal rating systems

The Group has adopted the Retail IRB approach for its retail exposures. Under this approach, the Group calculates its own estimates for PD, LGD and credit conversion factors. External ratings do not play a role within the Group's retail internal rating systems, however, external credit bureau data does play a significant role in assessing UK retail borrowers. To calculate LGD and credit conversion factors, the Group assesses the nature of the transaction and underlying collateral. Both LGD and credit conversion factors estimates are calibrated to produce estimates of behaviour characteristic of an economic downturn.

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

•
credit decisioning / automated credit decisioning;

•
borrower credit approval; and

•
internal capital allocation between businesses of the Group.

For non-retail exposures, through-the-cycle PD estimates are used to calculate internal economic capital. For other purposes, the cyclical PD estimates typically are used. Both estimates feature within internal management reporting.

Control mechanisms for rating systems

The control mechanisms for rating systems are set out in the Group's Credit IRB Model Policy and Standards. Model risk is one of the ten key risk types identified by the Group, the governance of which is outlined in the Group's Model Risk Policy. RMC approves all risk rating models, model developments, model implementations and all associated policies. The Group mitigates model risk as follows:

•
model development standards: the Group adopts centralised standards and methodologies over the operation and development of models. The Group has specific policies on documentation, data quality and management, conservatism and validation. This mitigates model risk at model inception;

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

•
model governance: the Group adopts a uniform approach to the governance of all model related activities. This ensures the appropriate involvement of stakeholders, ensuring that responsibilities and accountabilities are clear;

•
model performance monitoring: all models are subject to testing on a quarterly basis. The findings are reported to, and appropriate actions, where necessary, approved by RMC; and

•
independent validation: all models are subject to in-depth analysis at least annually. This analysis is carried out by a dedicated unit (the Independent Control Unit (ICU)). It is independent of credit origination and management functions.

In addition, Group Internal Audit regularly reviews the risk control framework, including policies and standards, to ensure that these are being adhered to, meet industry good practices and are compliant with regulatory requirements. The ICU function is independently audited on an annual basis.

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

•
initiation of bankruptcy proceedings.

At 31 December 2014, each of the following portfolio specific events requires the completion of an impairment assessment to determine whether a loss event has occurred at the balance sheet date that may lead to recognition of impairment losses:

Residential mortgages

•
loan asset has fallen 90 days past due;

•
a forbearance measure has been requested by a borrower and formally assessed;

•
a modification of loan terms resulting in the non-payment of interest, including the refinancing and renegotiation of facilities where there is evidence of a loss event and / or borrower financial distress;

•
notification of, or intended application for, bankruptcy proceedings, debt settlement or personal insolvency arrangement or similar; or

•
offer of voluntary sale at possible shortfall or voluntary surrender of property security.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Non-property SME and corporate

•
loan asset has fallen 90 days past due;

•
a forbearance measure has been requested by a borrower and formally assessed;

•
a modification of loan terms resulting in the non-payment of interest, including the refinancing and renegotiation of facilities where there is evidence of a loss event and / or borrower financial distress;

•
internal credit risk rating, or external credit rating, has been downgraded below a certain level;

•
financial statements or financial assessment indicates inability of the borrower to meet debt service obligations and / or a negative net assets position;

•
borrower has ceased trading; or

•
initiation of bankruptcy / insolvency proceedings.

Property and construction

•
loan asset has fallen 90 days past due;

•
a forbearance measure has been requested by a borrower and formally assessed;

•
a modification of loan terms resulting in the non-payment of interest, including the refinancing and renegotiation of facilities where there is evidence of a loss event and / or borrower financial distress;

•
internal credit risk rating, or external credit rating, has been downgraded below a certain level;

•
financial statements or financial assessment indicates inability of the borrower to meet debt service obligations and / or a negative net assets position;

•
initiation of bankruptcy / insolvency proceedings;

•
a fall in the assessed current value of security such that the loan to value ratio is greater than or equal to 120%;

•
a fall in net rent such that it is inadequate to cover interest with little / no other income to support debt service capacity (Investment property exposures only); or

•
a fall in the assessed gross development value such that sale proceeds are no longer expected to fully repay debt (development exposures only).

Consumer

•
loan asset has fallen 90 days past due;

•
a forbearance measure has been requested by a borrower and formally assessed; or

•
a modification of loan terms resulting in the non-payment of interest, including the refinancing and renegotiation of facilities where there is evidence of a loss event and / or borrower financial distress.

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Loans with a specific impairment provision attaching to them together with loans (excluding Residential mortgages) which are greater than 90 days in arrears are included as impaired loans.

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

Methodology for individually assessing impairment

An individual impairment assessment is performed for any exposure for which there is objective evidence of impairment and where the exposure is above an agreed threshold. For Residential mortgage, Non-property SME and corporate, and Property and construction exposures, a de-minimis total customer exposure level of €1 million applies for the mandatory completion of a discounted cash flow analysis for the assessment of impairment. The carrying amount of the exposure net of the estimated recoverable amount (and thus the specific provision required) is calculated using a discounted cashflow analysis. This calculates the estimated recoverable amount as the present value of the estimated future cash flows, discounted at the exposure's original effective interest rate (or the current effective interest rate for variable rate exposures). The estimated future cash flows include forecasted principal and interest payments (not necessarily contractual amounts due) including cash flows, if any, from the realisation of collateral / security held, less realisation costs.

A significant element of the Group's credit exposures are assessed for impairment on an individual basis. An analysis of the Group's impairment provisions and impairment charge by nature of impairment provision is set out in the tables on page 99.

Methodology for collectively assessing impairment

Where exposures fall below the threshold for individual assessment of impairment by way of discounted cash flow analysis, such exposures are subject to individual lender assessment to assess for impairment (which may involve the completion of a discounted cash flow analysis to quantify the specific provision amount), or are automatically included for collective impairment provisioning. For collective impairment provisioning, exposures with similar credit risk characteristics (e.g. portfolio of consumer personal loans) are pooled together and a provision is calculated by estimating the future cash flows of a group of exposures. In pooling exposures based on similar credit risk characteristics, consideration is given to features including: asset type; industry; past due status; collateral type; and forbearance status. The provision estimation considers the expected contractual cash flows of the exposures in a portfolio and the historical loss experience for exposures with credit risk characteristics similar to those in the portfolio being assessed. Assumptions and parameters used in the collective provisioning models, which are based on historical experience (i.e. amount and timing of cash flows / loss given default), are regularly compared against current experience in the loan book and current market conditions.

For example, Retail Ireland Residential mortgage customer exposures less than €1 million are provisioned for impairment on a collective basis. These mortgage exposures are pooled based on similar credit risk characteristics such as: asset type, geographical location, origination channel, and forbearance status. The Retail Ireland Residential mortgage collective specific provisioning model parameters and assumptions have been updated in the current year, informed by the Group's recent observed experience (incorporating

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

increased and more granular residential property sales data) and property price movements in the period. The updated assumptions included:

•
refined assumptions for residential property valuations;

•
enhanced and more granular assumptions regarding forced sale discounts; and

•
updated cure rate, time to sale and work-out cost assumptions informed by the Group's observed experience.

Some of the key parameters used in the Retail Ireland Residential mortgage collective specific provisioning model include assumptions in relation to: residential property valuation (31 December 2014: 10% discount to indexed value(1) for both Dublin and Non-Dublin properties); forced sale discount (31 December 2014: 10% to 25%); work-out costs (31 December 2014: 6%), weighted average cure rate (31 December 2014: c.8.0% over two and a half years) and time to sale (31 December 2014: two and a half year rolling average from the reporting date).

The provisioning model assumptions and parameters use historical loan loss experience adjusted where appropriate for current conditions and current observable data. Cure assumptions reflect the definition of cure per the CBI 'Impairment Provisioning and Disclosure Guidelines' (May 2013) which requires satisfactory completion of a twelve month probation period, while being less than 30 days past due. All provisioning model assumptions and parameters are reviewed on a half-yearly basis and updated, if appropriate, based on recent observed experience.

The more material changes in the parameters and assumptions used in the December 2014 model compared to the 31 December 2013 model relate to refined assumptions for residential property valuations combined with the enhanced, more granular assumptions regarding forced sale discounts. As outlined above, the assumption adopted by the Group at 31 December 2014 in respect of the value of Irish residential properties reflected the indexed value1 discounted by 10% for both Dublin and Non-Dublin properties. Previously, the Group assumed an average decline in the value of all Irish residential properties equal to 55% from their peak in 2007. This change was prompted by continued residential property price increases observed throughout 2014. The forced sale discounts applied at 31 December 2014 are informed by the Group's recent property sales experience and are more granular being segmented by region (i.e. Dublin and Non-Dublin) and market segment (i.e. Owner occupied and Buy to let), with forced sale discounts ranging from 10%-25%. At 31 December 2013, the collective specific provisioning model applied a 10% forced sale discount assumption to all properties.

The Group's critical accounting estimates and judgements on pages 236 to 239, include sensitivity analysis disclosure on some of the key judgmental areas, including Residential mortgages, in the estimation of impairment charges.

Where there is objective evidence of impairment on a collective basis, this is reported as a specific provision ('collective specific') in line with individually assessed loans. An analysis of the Group's impairment provisions and impairment charge by nature of impairment provision is set out in the tables on page 99.

(1)
Indexed value with reference to end September 2014 CSO residential property price index for 'Dublin—all residential properties' and 'National excluding Dublin—all residential properties' (hereafter 'Non-Dublin'). At that date, the Dublin index was 39.6% lower than its peak and the non-Dublin index was 44.0% lower than its peak. The end September CSO index was published on 22 October 2014 and was used in the updating of the Retail Ireland mortgage collective impairment provisioning parameters and assumptions, which were approved internally in December 2014.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Methodology for establishing incurred but not reported (IBNR) provisions

Impairment provisions are also recognised for losses not specifically identified but which, experience and observable data indicate, are present in the portfolio / group of exposures at the date of assessment. These are described as incurred but not reported provisions. Statistical models are used to determine the appropriate level of IBNR provisions for a portfolio / group of exposures with similar credit risk characteristics (e.g. asset type, geographical location, forbearance status etc.). These models estimate latent losses taking into account three observed and / or estimated parameters / assumptions:

•
loss emergence rates (based on historic grade migration experience and current PD grades, offset by cure expectations where appropriate);

•
the emergence period (historic experience, adjusted to reflect the current conditions and the credit management model); and

•
LGD rates (loss and recovery rates using historical loan loss experience, adjusted where appropriate to reflect current observable data).

Account performance is reviewed periodically to confirm that the credit grade or PD assigned remains appropriate and to determine if impairment has arisen. For consumer and smaller ticket commercial exposures, the review is largely based on account behaviour and is highly automated. Where there are loan arrears, excesses, dormancy, etc. the account is downgraded to reflect the higher underlying risk.

A significant element of the Group's IBNR provisions relate to the Retail Ireland Residential mortgage portfolio. A key assumption used in the calculation of the IBNR impairment provisions for defaulted (but not impaired) Retail Ireland Residential mortgages is the value of underlying residential properties securing the loans. The IBNR provisioning model parameters and assumptions have been reviewed during the year informed by the Group's recent observed experience (incorporating increased and more granular residential property sales data) and property price movements in the period. The resulting changes, particularly in relation to the residential property value assumptions, the forced sale discounts and work-out costs used in the IBNR provisioning model, are the same as those outlined above in respect of the Retail Ireland Residential mortgage collective specific provisioning methodology. The default (but not impaired) IBNR model cure assumptions are segmented by a number of factors, including forbearance classification, and LTV (for relevant cohorts), and have been updated for recent observed experience. At 31 December 2014 the cure assumptions reflect a weighted average cure rate of c.12.9% over a two and a half year period. At 31 December 2013 the assumptions reflected a weighted average cure rate of 7.4% over a two year period.

For larger commercial loans the relationship manager reassesses the risk at least annually (more frequently if circumstances or grade require) and re-affirms or amends the grade (credit and PD grade) in light of new information or changes (e.g. up to date financials or changed market outlook). Grade migration and adjusted PD grades are analysed and included in the loss model.

Emergence period refers to the period of time between the occurrence and reporting of a loss event. Emergence periods are reflective of the characteristics of the particular portfolio. For example, at 31 December 2014, emergence periods are in the following ranges: forborne 9-11 months, non-forborne 6-8 months for Retail Ireland Residential mortgages and 3-4 months for both forborne and non-forborne larger SME / Corporate and Property loans. Emergence periods are estimated based on historic loan loss experience supported by back testing and, as appropriate, individual case sampling. Given the economic environment over recent years, emergence periods reflect the more intensive credit management model in place, particularly for the Group's larger SME corporate and Property loans. Emergence periods are reviewed and back tested half-yearly and updated as appropriate.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The LGD is calculated using historical loan loss experience and is adjusted where appropriate to apply management's credit expertise to reflect current observable data (including an assessment of any changes in the property sector, discounted collateral values and repayment prospects, etc.).

While loss emergence rates have been assessed in light of the Group's recent grade migration experience and current PD grades, back testing of emergence periods and LGD factors against current experience in the loan book has not resulted in any material changes in these factors compared to 31 December 2013, with the exception of the changes outlined above in relation to Retail Ireland Residential mortgages. All IBNR provisioning model assumptions and parameters are reviewed on a half-yearly basis and updated, if appropriate, based on recent observed experience. Increasing the emergence period or LGD factors in the IBNR model would give rise to an increase in the level of IBNR provisions for a portfolio.

The Group's critical accounting estimates and judgements on page 236 to 239 include sensitivity analysis disclosure on some of the key judgemental areas in the estimation of IBNR provisions.

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

Individually assessing impairment and forbearance

The methodology for individually assessing impairment, whether an exposure is forborne or not, is as outlined above (i.e. on an individual case-by-case basis). The underlying credit risk rating of the exposure, and ultimately the individual impairment assessment, takes into account the specific credit risk characteristics of the exposure.

Collectively assessing impairment and forbearance

Forborne exposures are pooled together for collective impairment provisioning, including IBNR provision calculations, as detailed above. Assumptions and parameters used to create the portfolio provision(s) take into consideration the historical experience on assets subject to forbearance (e.g. amount and timing of cash flows, cure experience, emergence period etc.), adjusted where appropriate to reflect current conditions, and require the satisfactory completion of a twelve month probation period, while being less than 30 days past due. Management adjustments are also applied, as appropriate, where historical observable data on forborne assets may be limited. Impairment provisioning methodologies and provisioning model parameters and assumptions applied to forborne loan pools are reviewed regularly, and revised if necessary, to ensure that they remain reasonable and appropriate and reflective of the credit characteristics of the portfolio being assessed and current conditions. This includes a comparison of actual experience to expected outcome.

Provisioning and forbearance

For Residential mortgages, exposures which are subject to forbearance and have a specific provision are reported as both 'forborne' and 'impaired'. The total provision book cover on the Residential mortgage portfolio which is subject to forbearance is higher (typically c.2-3 times higher) than that of the similar portfolio of Residential mortgage exposures which are not subject to forbearance. For nonresidential mortgage exposures which are subject to forbearance and where a specific provision is required, the

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

exposure is reported as 'impaired' and is not reported as 'forborne'. The IBNR provision book cover on the non-residential mortgage portfolio which is subject to forbearance is higher (typically c.4 times higher) than that of the similar portfolio of non-residential mortgage exposures which are not subject to forbearance. In both cases, the higher provision cover is reflective of the additional credit risk inherent in such loans (given that forbearance is only provided to borrowers experiencing actual or apparent financial stress or distress), particularly the potentially higher risk of default and / or re-default.

Impaired loans review

Irrespective of the valuation methodology applied, it is Group policy to review impaired loans above agreed thresholds semi-annually, with the review including a reassessment of the recovery strategy, the continued appropriateness of the valuation methodology and the adequacy of the impairment provision.

Where information is obtained between reviews that impacts expected cash flows (e.g. evidence of comparable transactions emerging, changes in local market conditions, etc.), an immediate review and assessment of the required impairment provision is undertaken.

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

Internally assessed valuations are informed by the most appropriate sources available for the assets in question. This may include property specific information / characteristics, local market knowledge, comparable transactions, professional advice (e.g. asset management reports) or a combination thereof, in line with more detailed guidance and metrics which are approved at least annually by GRPC. These guidelines and metrics are informed by both internal and externally sourced market data / valuation information, including input from the Group's Real Estate Advisory Unit (REAU).

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

delegated authority upon the recommendation of the credit underwriting unit. At all approval levels, the impairment provision and the underlying valuation methodology is reviewed and challenged for appropriateness, adequacy and consistency.

3.2  Liquidity risk

Key points
(unaudited)

•
Group customer deposits of €75 billion have increased by €0.9 billion since 31 December 2013. Planned volume reductions in Retail UK balances (closure of Isle of Man and Business Banking (GB)) have been offset by growth in Retail Ireland and Corporate and Treasury balances.

•
The Group's Loan to Deposit Ratio (LDR) reduced by 4% to 110% at end December 2014.

•
The Group's Liquidity Coverage Ratio (LCR) at end December 2014 was 98%. Based on current market conditions, the Group expects to be in full compliance with the applicable phase-in ratio once the LCR requirements take effect from October 2015.

•
The Group has issued €2.25 billion of senior funding during 2014, in both secured and unsecured formats.

•
The Group continues to reduce funding from Monetary Authorities, with a reduction from €8.3 billion at December 2013 to €4.4 billion at end December 2014. Funding at end December 2014 includes €1.5 billion of Targeted Longer Term Refinancing Operations (TLTRO) borrowings and c.€2 billion related to NAMA bonds.

•
Based on current market conditions, the Group expects to be in full compliance with the Net Stable Funding requirements expected to come into effect from January 2018.

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

Liquidity Risk Framework
(audited)

The Group has established a liquidity risk management framework which encompasses the liquidity policies, systems and controls that are in place to ensure that the Group is positioned to address its daily liquidity obligations and to withstand a period of liquidity stress. This framework is informed inter alia by the Basel Committee on Banking Supervision recommendations for 'Principles for Sound Liquidity Risk Management and Supervision' 2008, and the Central Bank of Ireland's 'Requirements for the Management of Liquidity Risk' 2009.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Principal components of this framework are the Group's Risk Appetite Statement and associated limits and the Group's Funding and Liquidity Policy, both of which are approved by the Court on the recommendation of the GRPC and the CRC.

The Group's Liquidity Risk Appetite is developed through a risk assessment of the Group's activities within a spectrum of business models and market opportunities. In addition, it takes account of external regulatory requirements including, for example, regulatory liquidity standards arising from the implementation of CRD IV.

The Group Funding and Liquidity Policy identifies the Group's governance process with respect to Funding and Liquidity Risk, and sets out the core principles that govern the manner in which the risk is mitigated, monitored and managed. The operation of this policy is delegated to the Group's Asset and Liability Committee (ALCO).

These principal components are supported by further liquidity policies, systems and controls which the Group has in place to manage funding and liquidity risk. These include the Group's Internal Funds Transfer Pricing mechanism, Liquidity Stress Testing process, contingency funding plans and a suite of early warning indicators in place to identify the potential emergence of a liquidity stress.

Liquidity risk management
(unaudited)

Liquidity risk management within the Group focuses on the control, within prudent limits, of risk arising from the mismatch in contracted maturities of assets and liabilities and the risks arising from undrawn commitments and other contingent liabilities.

Liquidity risk management consists of two main activities:

•
structural liquidity management focuses on assessing an optimal balance sheet structure taking account of the expected maturity profile of assets and liabilities and the Group's debt issuance strategy; and

•
tactical liquidity management focuses on monitoring current and expected daily cash flows to ensure that the Group's liquidity needs can be met. This takes account of the Group's access to unsecured funding (customer deposits and wholesale funding), the liquidity value of a portfolio of highly marketable assets and a portfolio of secondary assets eligible for use in Monetary Authority liquidity facilities that can be readily converted into liquidity to cover unforeseen cash outflows.

The Group must comply with the regulatory liquidity requirements of the Single Supervisory Mechanism (SSM) and the requirements of local regulators in those jurisdictions where such requirements apply to the Group.

SSM requirements include compliance with CRD IV which is a comprehensive set of reform measures to strengthen the regulation, supervision and risk management of the banking sector. These regulations introduce minimum liquidity requirements for regulated entities including:

•
Liquidity Coverage Ratio—the liquidity coverage ratio (LCR) will require banks to have sufficient high-quality liquid assets to withstand a 30-day stressed funding scenario. The requirement is being introduced on a phased basis. A minimum 60% ratio will apply from October 2015 rising to a minimum 100% ratio to apply from January 2018;

•
Net Stable Funding Ratio—the net stable funding ratio (NSFR) requires banks to have sufficient quantities of funding from stable sources. The ratio is proposed to come into effect from January 2018; and

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

•
Additional Pillar II liquidity requirements may also apply. The Group will continue to target a buffer above minimum applicable regulatory liquidity requirements.

The Central Bank of Ireland requires that banks have sufficient resources (cash inflows and marketable assets) to cover 100% of expected cash outflows in the 0 to 8 day time horizon and 90% of expected cash outflows in the 9 to 30 day time horizon.

The Group has remained in full compliance with the regulatory liquidity requirements throughout 2014, and as at 31 December 2014 maintained a buffer significantly in excess of regulatory minima.

Bank of Ireland (UK) plc is authorised by the Prudential Regulation Authority (PRA) and is subject to the regulatory liquidity regime of the PRA. Bank of Ireland (UK) plc has remained in full compliance with the regulatory liquidity regime in the UK throughout 2014, and as at 31 December 2014 maintained a buffer significantly in excess of regulatory liquidity requirements.

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

The Group also monitors a suite of early warning indicators in order to identify the potential emergence of a liquidity stress. As part of its contingency planning the Group has identified a suite of potential contingency funding and liquidity options which could be exercised to help the Group to restore its liquidity position on the occurrence of a major stress event.

Liquidity risk reporting
(unaudited)

The Group's liquidity risk appetite is defined by the Court to ensure that funding and liquidity are managed in a prudent manner.

The Court monitors adherence to the liquidity risk appetite through the monthly Court Risk Report (CRR). Management inform the Court in the CRR of any significant changes in the Group's funding or liquidity position. The CRR includes the results of liquidity stress tests which estimate the potential impact on Group liquidity in a range of stress scenarios. The Court is also advised in the monthly CEO Report of emerging developments in the area of funding and liquidity in the markets in which the Group operates.

An annual review process is in place to enable the Court to assess the adequacy of the Group's liquidity risk management framework.

Management receives daily, weekly and monthly funding and liquidity reports and stress testing results which are monitored against the Group's Risk Appetite Statement. It is the responsibility of ALCO to ensure that the measuring, monitoring and reporting of funding and liquidity is adequately performed and complies with the governance framework.

Liquidity risk measurement
(audited)

The Group's cash flow and liquidity reporting processes provide management with daily liquidity risk information by designated cash flow categories. These processes capture the cash flows from both on-balance sheet and off-balance sheet transactions. The tables below summarise the maturity profile of the Group's financial assets and liabilities, excluding those arising from insurance and participating

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

investment contracts at 31 December 2014 and 31 December 2013. These maturity profiles are based on the remaining contractual maturity period at the balance sheet date (discounted). Unit linked investment liabilities and unit linked insurance liabilities with a carrying value of €5,680 million and €9,918 million respectively (31 December 2013: €5,460 million and €8,502 million respectively) are excluded from this analysis as their repayment is linked directly to the financial assets backing these contracts. The Group measures liquidity risk by adjusting the contractual cash flows on deposit books to reflect their inherent stability.

Customer accounts include a number of term accounts that contain access features. These allow the customer to access a portion or all of their deposits notwithstanding that this withdrawal could result in financial penalty being paid by the customer. For such accounts, the portion subject to the potential early access has been classified in the 'demand' category in the table below.

31 December 2014

Maturities of financial assets and liabilities	Demand €m	Up to 3 months €m	3-12 months €m	1-5 years €m	Over 5 years €m	Total €m
Assets
Cash and balances at central banks	4,991	—	—	—	—	4,991
Trading securities	—	—	—	—	12	12
Derivative financial instruments	356	94	212	1,324	1,706	3,692
Other financial assets at fair value through profit or loss(1)	988	27	37	544	2,321	3,917
Loans and advances to banks	913	3,553	381	—	4	4,851
Available for sale financial assets(1)	—	1,144	393	5,624	6,419	13,580
NAMA senior bonds(2)	—	183	548	1,643	—	2,374
Loans and advances to customers (before impairment provisions)	5,647	7,519	5,735	23,486	47,154	89,541

	12,895	12,520	7,306	32,621	57,616	122,958

Liabilities
Deposits from banks	153	1,503	428	86	—	2,170
Drawings from Monetary Authorities (gross)	—	2,905	—	1,495	—	4,400
Customer accounts	43,671	15,578	9,741	5,600	247	74,837
Derivative financial instruments	275	264	129	1,281	2,089	4,038
Debt securities in issue	—	2,041	3,039	4,547	3,698	13,325
Subordinated liabilities	—	—	70	1,005	1,425	2,500

Total	44,099	22,291	13,407	14,014	7,459	101,270

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

31 December 2013

Maturities of financial assets and liabilities	Demand €m	Up to 3 months €m	3-12 months €m	1-5 years €m	Over 5 years €m	Total €m
Assets
Cash and balances at central banks	6,385	—	—	—	—	6,385
Trading securities	—	—	—	252	—	252
Derivative financial instruments	517	86	199	1,435	1,255	3,492
Other financial assets at fair value through profit or loss(1)	1,017	65	80	186	2,227	3,575
Loans and advances to banks	1,594	2,882	254	25	4	4,759
Available for sale financial assets(1)	14	200	166	7,990	3,734	12,104
NAMA senior bonds(2)	—	—	417	2,187	1,353	3,957
Loans and advances to customers (before impairment provisions)	5,627	8,115	6,098	24,147	48,768	92,755

Total	15,154	11,348	7,214	36,222	57,341	127,279

Liabilities
Deposits from banks	358	3,267	1,975	198	—	5,798
Drawings from Monetary Authorities (gross)	—	—	—	8,300	—	8,300
Customer accounts	43,527	16,950	9,135	4,085	170	73,867
Derivative financial instruments	388	72	127	1,134	1,507	3,228
Debt securities in issue	—	143	1,554	7,876	3,822	13,395
Subordinated liabilities	—	—	—	1,041	634	1,675

Total	44,273	20,432	12,791	22,634	6,133	106,263

(1)
Excluding equity shares which have no contractual maturity.

(2)
The maturity date of the NAMA senior bonds is based on their assessed behavioural maturity.

Funding Strategy
(unaudited)

The Group seeks to maintain a stable funding base with core loan portfolios substantially funded by customer deposits and term wholesale funding.

Customer deposits
(unaudited)

The Group's customer deposit strategy is focused on growing high quality stable deposits at acceptable pricing by leveraging the Group's extensive retail and corporate customer franchise in Ireland and by accessing the UK retail market through Bank of Ireland (UK) plc and in particular the Group's strategic partnership with the UK Post Office. The Group continues to focus on the growth of retail deposits and relationship-based corporate deposits which arise from the Group's broader lending and treasury risk management activities.

Group customer deposits of €75 billion have increased by €0.9 billion since 31 December 2013. Notwithstanding actions to reduce the cost of deposits, balances in the Retail Ireland division have grown by €0.7 billion. In line with the overall trend in the Irish market, current account credit balances have increased offsetting a reduction in term deposit balances. The £1.6 billion decrease in Retail UK deposits

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

reflects the planned reduction of excess liquidity in Bank of Ireland (UK) plc, the exit from business banking in mainland Britain and the closure of the Isle of Man activities. Deposits in the Corporate and Treasury division have increased by €0.4 billion.

Deposits include €0.6 billion which relate to sale and repurchase agreements with financial institutions that do not hold a banking licence.

Customer deposits of €75 billion at 31 December 2014 (31 December 2013: €74 billion) do not include €2.3 billion (31 December 2013: €2.3 billion) of savings and investment products sold by Bank of Ireland Life. These products have fixed terms (typically of five years) and consequently are an additional source of stable retail funding for the Group.

The majority of personal and small business customer deposits continue to be guaranteed under statutory deposit guarantee schemes.

Customer deposits	31 December 2014 €bn	31 December 2013 €bn
Retail Ireland	37	36

—Deposits	22	24
—Current account credit balances	15	12

Retail UK	26	26
Retail UK (Stg£bn equivalent)	20	22

—UK Post Office	16	16
—Other Retail UK	4	6

Corporate and Treasury	12	12

Total customer deposits	75	74

Loan to deposit ratio	110%	114%

Wholesale funding
(unaudited)

The Group in the normal course aims to maintain funding diversification, minimise concentrations across funding sources and minimise refinancing maturity concentrations.

Wholesale funding of €20 billion has decreased by c.€7.6 billion since 31 December 2013 primarily related to the impact of:

•
a reduction in loans and advances to customers (c.€2.4 billion);

•
the issue of a lower tier 2 security in June 2014 (c.€750 million);

•
lower holdings of NAMA bonds (c.€1.6 billion);

•
lower cash and balances at central banks (c.€1.4 billion);

•
higher customer deposits (c.€1 billion); and

•
retained earnings c.€0.4 billion.

At 31 December 2014, €9.5 billion or 48% of wholesale funding had a term to maturity of greater than one year (31 December 2013: €19.9 billion or 72%). The reduction since 31 December 2013 is primarily related

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

to the maturity profile of borrowings via the ECB's Long Term Repo Operations (TLTRO and LTRO). Excluding borrowings from Monetary Authorities, wholesale market funding with a maturity of less than one year was €7.5 billion of which €4.5 billion is secured.

The Group has access to the liquidity operations offered by Monetary Authorities using its pool of contingent collateral. The reduction in wholesale funding includes a decrease in the Group's usage of liquidity facilities made available by Monetary Authorities. The Group's funding from Monetary Authorities of €4.4 billion has decreased by c.€4 billion since 31 December 2013 and includes €1.5 billion of TLTRO funding drawn in December 2014. Monetary Authority funding of c.€2.4 billion is related to the funding of NAMA bonds.

During the year ended 31 December 2014, the Group has continued to access the term debt markets at reducing costs by issuing:

•
€750 million five-year senior unsecured security in January 2014 at 210 basis points above mid swaps;

•
€750 million of Irish Mortgage Asset Covered Securities in a five-year transaction in March 2014 at 80 basis points above mid swaps; and

•
€750 million three-year senior unsecured security in May 2014 at 150 basis points above mid swaps.

Since the year end the Group has issued €750 million of Irish Mortgage Asset Covered Securities in a five-year transaction in January 2015 at a price of 20 basis points above mid swaps. In March 2015, the Group issued a €750 million five-year senior unsecured security at 100 basis points over mid swaps.

Eligible Liabilities Guarantee Scheme

As described in note 53 to the consolidated financial statements, the Group participated in the ELG Scheme, which guaranteed certain liabilities of Irish financial institutions. The scheme was withdrawn effective 28 March 2013. Any existing qualifying liabilities (i.e. liabilities originated from 11 January 2010 up to and including 28 March 2013) will continue to be covered until maturity up to a limit of five years.

At 31 December 2014, €2.8 billion of eligible liabilities continue to be covered under the ELG Scheme (31 December 2013: €5.0 billion) of which €1.9 billion related to senior debt and €0.9 billion related to customer deposits. In January 2015, c.€1.8 billion of the Group's senior debt covered under the ELG Scheme matured.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

	31 December 2014		31 December 2013
Wholesale funding sources	€bn	%	€bn	%
Secured funding	14	72%	22	81%

—Monetary Authority	4	22%	8	30%
—Covered bonds	6	31%	7	26%
—Securitisations	3	13%	3	11%
—Private market repo	1	6%	4	14%

Unsecured funding	6	28%	5	19%

—Senior debt	5	23%	3	11%
—Bank deposits	1	5%	2	8%

Total Wholesale funding	20	100%	27	100%

Wholesale market funding < 1 year to maturity	8	48%	7	40%
Wholesale market funding > 1 year to maturity	8	52%	12	60%
Monetary Authority funding < 1 year to maturity	3	—	—	—
Monetary Authority funding > 1 year to maturity	1	—	8	—
Wholesale funding covered by ELG Scheme	2	—	3	—
Liquidity metrics
Liquidity Coverage Ratio		98%		n/d(1)
Net Stable Funding Ratio		114%		n/d(1)
Loan to deposit ratio		110%		114%

(1)
The Net Stable Funding Ratio and the Liquidity Coverage Ratio were not disclosed at 31 December 2013.

At 31 December 2014(1),(2)

Wholesale funding maturity analysis(3)	Unsecured funding €bn	Secured funding from Monetary Authorities €bn	Secured funding private sources €bn	Total wholesale funding €bn
Less than three months	3	3	1	7
3 months to one year	—	—	4	4
One to five years	2	1	3	6
More than five-years	1	—	2	3

Wholesale funding	6	4	10	20

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

At 31 December 2013

Wholesale funding maturity analysis(3)	Unsecured funding €bn	Secured funding from Monetary Authorities €bn	Secured funding private sources €bn	Total wholesale funding €bn
Less than three months	1	—	2	3
3 months to one year	—	—	4	4
One to five years	4	8	6	18
More than five-years	—	—	2	2

Wholesale funding	5	8	14	27

(1)
Since the year end the Group has issued €750 million of Irish Mortgage Asset Covered Securities in a five-year transaction in January 2015 at a price of 20 basis points above mid swaps.

(2)
The ECB has committed to full allotment in its monetary policy operations at least until the end of the reserve maintanance period ending in December 2016.

(3)
The maturity analysis has been prepared using the expected maturity of the liabilities.

Funding and liquidity position
(unaudited)

Moody's raised the Group's senior debt credit rating from Ba3 to Ba1 and deposit rating from Ba2 to Baa3 in December 2014, revising the outlook on the Group's senior debt to stable from negative (negative outlook maintained on deposit ratings).

The Group's credit ratings from Fitch, DBRS and S&P have remained stable during 2014 at (BBB / BBB / BB+) respectively. S&P revised the outlook on the Group's senior unsecured debt rating from negative to positive in December 2014.

Ireland—Senior debt (unaudited)	31 December 2014	31 December 2013
Standard & Poor's	A (Stable)	BBB+ (Positive)
Moody's	Baa1 (Stable)	Ba1 (Stable)
Fitch	A– (Stable)	BBB+ (Stable)
DBRS	A (Low) (Positive trend)(1)	A (Low) (Negative trend)

BoI—Senior debt (unaudited)	31 December 2014	31 December 2013
Standard & Poor's	BB+ (Positive)	BB+ (Stable)
Moody's	Ba1 (Stable)(2)	Ba3 (Negative)
Fitch	BBB (Negative)	BBB (Stable)
DBRS	BBB (High) (Negative trend)	BBB (High) (Negative trend)

(1)
Subsequent to year end DBRS has upgraded the Irish sovereign rating from A (Low) to A on 16 March 2015.

(2)
On 17 March 2015, Moody's placed the Group's credit rating on review for upgrade.

Balance Sheet Encumbrance
(unaudited)

Consistent with the European Banking Authority guidelines (EBA Guidelines on disclosure of encumbered and unencumbered assets, June 2014) the Group treats an asset as encumbered if it has been

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

pledged or if it is subject to any form of arrangement to secure, collateralise or credit enhance any transaction from which it cannot be freely withdrawn. It is Group policy to maximise the amount of assets available for securitisation / pledging through the standardisation of loan structures and documentation.

For the purposes of liquidity risk management the Group monitors and manages balance sheet encumbrance via risk appetite. The Group's overall encumbrance level at year ended 31 December 2014 was 24% with c.€28 billion of the Group's assets encumbered.

3.3  Market risk

Key points:
(unaudited)

•
The Value at Risk (VaR) arising from discretionary risk-taking remained at relatively low levels, but this partly reflected the exceptionally low levels of market volatility. The Group continues to take moderate trading positions in interest rate, foreign exchange and traded credit markets.

•
The reduction in size of the balance sheet through deleveraging and the normalisation of financial markets has continued to reduce the Group's exposure to basis risk (including cross currency basis risk), which was a central focus of market risk management in recent years. Nonetheless, this area of risk continues to be actively monitored and managed.

Definition
(audited)

Market risk is the risk of loss arising from movements in interest rates, foreign exchange rates or other market prices. Market risk arises from the structure of the balance sheet, the Group's business mix and discretionary risk taking. Market risk arises through the conduct of customer business, particularly in fixed-rate lending and the execution of derivatives and foreign exchange business. This risk is substantially eliminated through hedging in external markets. Within limits and policy, Bank of Ireland Global Markets (BoIGM) is permitted to seek to generate income from leaving some customer-originated or intra-Group originated risk un-hedged or through assuming risk pro-actively in the market. Structural market risk arises from the presence of non-interest bearing liabilities (equity and current accounts) on the balance sheet, the multi-currency nature of the Group's balance sheet and changes in the floating interest rates to which the Group's assets and liabilities are linked (basis risk). The Court limits market risk appetite through the setting of high level limits on discretionary market risk taking.

It is Group policy to minimise exposure to market risk, subject to a relatively conservative permission to take discretionary risk. Nonetheless, certain structural market risks remain and, in some cases, are difficult to eliminate fully. These structural risks arise inter alia from the presence of non-interest related assets and liabilities on the balance sheet, the multiplicity of pricing conventions for variable rate assets, liabilities and derivatives, the multi-currency mix of assets and liabilities and the requirement in the Group's case to fund sterling assets out of euro. In addition, the Group bears economic exposure to changes in the value of securities held as liquid assets, or held in the non-linked book in New Ireland Assurance Company plc (NIAC) arising from credit spread movements.

Risk management, measurement and reporting
(audited)

The management of market risk in the Group is governed by the Group's Risk Appetite Statement and by the Group Policy on Market Risk, both of which are approved by the Court. Market risk limits and other

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

controls are set by the Group's Asset and Liability Committee (ALCO) which has primary responsibility for the oversight of market risk.

Group Market Risk is responsible for ensuring that the Group identifies, understands and measures the market risks to which it is exposed. It is charged with maintaining a policy framework and a set of methods to quantify market risk that are appropriate and fit for purpose, and with operating effective monitoring and reporting arrangements that ensure compliance with policy, limits and other controls. Management receives daily, weekly and monthly reports that show compliance with the Group's market risk limits on both discretionary and structural risks. On a quarterly basis, the Court monitors adherence to the defined risk appetite for market risk through the Court Risk Report.

In the case of the Group's banking business, interest rate risk arising on customer lending and term deposit-taking is centralised by way of internal hedging transactions with Bank of Ireland Global Markets (BoIGM), which is the treasury execution arm of the Group. Market risk also arises through wholesale funding, investment in securities for liquid asset purposes, the creation of certain savings products (mainly equity-linked) and through servicing the foreign exchange and interest-rate risk management needs of corporate and business customers.

With the exception of interest rate and cross-currency basis risk (which is discussed below under Structural Risks), these naturally arising market risks are hedged by BoIGM as a matter of course with external markets or—in the case of a small quantum of the risks concerned—are run as short-term discretionary risk positions subject to policy and limits. Discretionary risk-taking is confined to interest rate, foreign exchange and traded credit risk.

The activities set out above involve, in many instances, transactions in a range of derivative instruments. The Group makes extensive use of derivatives to hedge its balance sheet, service its customer needs and—to a much lesser extent—assume discretionary risk.

Similarly, market risks in the Group's life assurance business, NIAC, are minimised. However, certain residual risks are inherent in this business, notably exposure to credit spreads on assets held in the non-unit linked book, and indirect exposure to equity markets through changes in the discounted value of fees applied to equity assets held by policy holders in insurance contracts. This is discussed in greater detail below.

The Group's participation in derivatives markets is subject to policy approved by the Court Risk Committee. The Group makes a clear distinction between derivatives which must be transacted on a perfectly hedged basis and those whose risks can be managed within broader interest rate or foreign exchange books. Since these books can be structured to assume some degree of discretionary market risk, derivative positions held within them will not necessarily be exactly hedged. Discretionary market risk can only be assumed in clearly defined categories of derivatives which are traded in well-established liquid markets, supported by industry standard conventions and documentation and valued in accordance with generally accepted methods.

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Structural interest rate risk

Structural interest rate risk arises from the existence of non-interest bearing assets and liabilities on the balance sheet. The principal non-interest bearing liabilities are equity and non-interest bearing current accounts; the principal assets are expected recoveries on impaired loans. It is Group policy to invest its net non-interest bearing liabilities (or free funds) in a portfolio of swaps with an average life of 3.5 years and a maximum life of 7 years. This has the effect of mitigating the impact of the interest rate cycle on net interest margin. The structural risk arising on impaired loans is managed with a combination of swaps and natural offsets on the liability side of the balance sheet.

Basis risk

The multiplicity of repricing conventions for variable rate assets, liabilities and derivatives creates an exposure to changes in the differential between these rates known as reset basis risk. In the Group's case, the principal rates used for product and derivative repricing are one, three and six month Euribor and sterling Libor, the ECB Refinancing Rate and the Bank of England Base Rate. Changes in the level of systemic stress in financial markets, structural supply / demand factors and the policy actions of central banks can bring about sustained changes in the differential, or basis, between these different floating rate indices and this, in turn, can have an adverse impact on the Group's net interest margin. The Group employs selective hedging to reduce its exposure to reset basis risk.

In addition, the requirement to fund a material part of the Group's sterling balance sheet from euro creates a structural exposure to the cost of hedging this currency mismatch which is known as cross currency basis. The Group actively hedges this exposure to secure the funding of the sterling balance sheet and smooth the exposure to cross currency basis.

Structural fx risk

The Group defines structural fx risk as the exposure of its key capital ratios to changes in exchange rates. Changes in exchange rates can increase or decrease the overall euro-equivalent level of RWAs. It is Group policy to manage structural fx risk by ensuring that the currency composition of its RWAs and its structural net asset position by currency are broadly similar. This is designed to minimise the impact of the exchange rate movements on the principal capital ratios.

At 31 December 2014, the Group's structural net asset positions in sterling and US dollar are set out in the table below. This represents the Group's net investment in subsidiaries, associates and branches, the functional currencies of which are currencies other than euro.

The Group has increased its structural net asset positions, as set out in the table below:

Structural fx position	31 December 2014 €m	31 December 2013 €m
Sterling—net asset position	2,938	2,649
US dollar—net asset position	504	438

Total structural fx position	3,442	3,087

Unaudited:

A 10% strengthening in both sterling and US dollar against the euro would have resulted in an increase in the Group's Common equity tier 1 ratio of 4 basis points as at December 2014.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Credit spread risk on available for sale assets
(unaudited)

The Group bears economic exposure to changes in credit spreads on traded securities. Securities purchased as liquid assets are held at fair value on the balance sheet with movements in fair value (other than changes due to impairments) recognised in the reserves. At 31 December 2014, the Group held €13.6 billion in securities classified as available for sale financial assets (31 December 2013: €12.1 billion). A one basis point increase in the average spread to Euribor or Libor of the book at 31 December 2014 would have reduced its value by €5.7 million (31 December 2013: €4.6 million). Analogous economic risk exists in relation to securities held against the non-linked book in NIAC, discussed below.

Discretionary market risk
(audited)

Discretionary market risk is any risk that is voluntarily assumed in anticipation of a gain from favourable movements in financial markets. Discretionary risk can be taken by leaving naturally arising customer or wholesale-generated risks un-hedged for a period or by taking proprietary positions in the market. Discretionary market risk is subject to strict controls which set out the markets and instruments in which risk can be assumed, the types of positions which can be taken and the limits which must be complied with. BoIGM's discretionary market risk is confined to interest rate risk, foreign exchange risk and credit spread exposure to sovereigns, financials and credit default swap (CDS) indices.

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

The Group recognises that VaR is subject to certain inherent limitations and therefore VaR limits are supplemented by scenario-based stress tests and long run historic simulations over past periods of stress going back to the 1990s. Position limits and 'stop losses' are also central to the control environment.

The Group's peak, average and end of period one-day VaR in the year ended 31 December 2014 and in the year ended 31 December 2013 are set out in the following table. In the case of interest rate risk, this distinguishes between overall interest rate risk (Trading and Banking Book combined) and interest rate risk in the Trading Book.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The Group's peak, average and end of period, 1 day VaR in the year ended 31 December 2014 and in the year ended 31 December 2013 are set out in the following table:

Value at risk	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m
Overall interest rate VaR
Peak	2.8	1.9
Average	1.2	0.7
End period	0.5	0.4
Trading book interest rate VaR
Peak	2.0	1.4
Average	0.9	0.6
End period	0.2	0.2
Foreign exchange VaR
Peak	1.0	1.3
Average	0.6	0.8
End period	0.4	0.3
Market risk in NIAC
(unaudited)

Life insurance risk is discussed in the section immediately to follow. The market risks inherent in life assurance are set out below.

NIAC's business consists of a non-unit linked protection policy book and a unit linked book.

In managing the interest rate risk in its non-linked book, NIAC has regard to the sensitivity of its solvency reserves, as well as its IFRS earnings, to market movements. These sensitivities will not typically be the same because there is not an exact correspondence between earnings and changes in reserves. NIAC follows a policy of close asset / liability matching to ensure that the exposure of its solvency reserves to interest rate movements remains within prudent tolerances.

Earnings on its non-linked book can also be affected by credit spread changes. A widening of sovereign—and to a much lesser extent corporate—credit spreads can adversely affect reserves and profitability. This is mitigated by diversification across eurozone sovereigns and between sovereigns and corporates, but it cannot be fully eliminated.

At 31 December 2014, the impact on earnings of a 50 basis point parallel shift in yield curves, holding spread relationships constant, would have been €2 million negative for an upward shift and €2 million positive for a downward shift (31 December 2013: €11 million negative and €11 million positive respectively).

At the same time, at 31 December 2014 a 50 basis point widening of all credit spreads (measured as bond yields minus the corresponding swap rate) would have had an impact on earnings of €23 million negative, while a 50 basis point tightening would have had a positive impact of €20 million (31 December 2013: €21 million negative and €21 million positive).

NIAC's earnings are also indirectly exposed to changes in equity markets. This arises because a management fee is charged on the value of €4 billion of equities held for policy holders in insurance contracts in its unit-linked book. As equity markets move up and down, this gives rise to a change in

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

current and discounted future streams of equity-related fees which is reflected in NIAC's earnings. Every 1% fall in equity markets applied to positions at 31 December 2014 would have reduced NIAC's earnings by €2 million (31 December 2013: €2 million reduction). Every 1% increase in equity markets would have had an equal and opposite impact.

3.4  Life insurance risk

Key points:
(unaudited)

•
The insurance market in Ireland remains challenging but with opportunities for well diversified, well focused companies.

•
Persistency rates improved during the year and were in line with the long term average assumptions and management of persistency remains a key focus.

•
Solvency II will commence in 2016 and a number of interim measures apply from 2014.

Definition
(audited)

Life insurance risk is defined as the volatility in the amount and timing of claims caused by an unexpected change in mortality, longevity, persistency or morbidity. Mortality risk is the risk of deviations in timing and amounts of cash flows due to the incidence of death. Longevity risk is the risk of such deviations due to increasing life expectancy trends among policyholders and pensioners, resulting in higher than normal payout ratios. Morbidity risk, primarily critical illness risk, is the risk of deviations in timing and amount of cash flows (such as claims) due to incidence or non-incidence of disability and sickness. Persistency or lapse risk is the risk to profitability if policies surrender early as the company will lose the future income streams on these contracts

Risk management
(audited)

Life insurance risk is underwritten and managed by NIAC, a wholly owned subsidiary of the Group and is reflected and monitored as part of the Group Risk Appetite. The management of insurance risk is the responsibility of the Board of NIAC. Responsibilities delegated by the Board to the Reinsurance Committee include completing a review of the reinsurance arrangements at least annually and reporting on this review to the Board Risk Committee. This includes a review of the panel of reinsurers that may be used and the optimal structure of its reinsurance arrangements. The Reinsurance Committee comprises senior members of the management team with actuarial and underwriting expertise.

Risk measurement
(audited)

The amount at risk on each life insurance policy is the difference between the sum assured payable on the insured event and the reserve held. Risk experience is monitored monthly. Actual claims experience is compared to the underlying risk assumptions (including difference between sum assured and reserves and expected movement in Value In Force (VIF)). Risk profits and losses are reported to senior management and reflected in new business pricing and new product design.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

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

3.5  Regulatory risk

Key points:

•
The regulatory landscape saw significant change with new policy developments coupled with the introduction of the Single Supervisory Mechanism, which came into effect on 4 November 2014 and the Single Resolution Mechanism which came into effect on 1 January 2015.

•
During the year programmes were established in the Group to commence preparation for the significant regulatory change agenda including the Markets in Financial Instruments Directive / Markets in Financial Instruments Regulation, the Market Abuse Directive / the Market Abuse Regulation, Recovery and Resolution Directive and the Mortgage Credit Directive.

•
The heavy regulatory and compliance agenda is expected to continue in 2015. The Group will maintain its focus on continuing compliance with the existing regulatory requirements of the jurisdictions in which it operates including the requirements of the European Central Bank (ECB), Central Bank of Ireland (CBI), the Financial Conduct Authority (FCA) and Prudential Regulatory Authority (PRA) in the UK, and the Federal Reserve Bank of New York.

•
Basel lll—During the year the Group implemented revised regulatory reporting in line with the regulatory timelines following the extensive overhaul as part of CRD IV.

Definition

Regulatory risk is the risk of failure to meet new or existing regulatory and / or legislative requirements and deadlines, or a failure to embed compliant procedures into processes. It also includes the risk to the Group's capital, liquidity and profitability from the impact of future legislative and regulatory changes.

Risk management, measurement and reporting

The Group manages regulatory risk under the Group risk management framework. The framework identifies the Group's formal governance process around risk, including its framework for setting risk

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

appetite and its approach to risk identification, assessment, measurement, management and reporting. This is implemented by accountable executives, monitored by the Group Regulatory Compliance and Operational Risk Committee (GRCORC), and within the overall Group risk governance structure outlined on pages 78 to 82. The effective management of regulatory risk is primarily the responsibility of business management and is supported by the Group Regulatory Compliance and Operational Risk (GRCOR) function.

As detailed in the Group's Risk Appetite Statement, the Group adopts a zero-tolerance for material regulatory compliance failures, however acknowledges that instances may occur as a consequence of being in business. The Group has therefore established a formal approach to ensure the identification, assessment, monitoring, management and reporting of these instances. The Group also undertakes risk based regulatory and compliance monitoring. The current status of regulatory risk is reported to senior executives and Court members through the Court Risk Report on a monthly basis.

Risk mitigation

Risk mitigants include the early identification, appropriate assessment and measurement and reporting of risks. The primary risk mitigants for regulatory risk are the existence of appropriate controls in place throughout the business. A suite of training programmes to support the Group's strong compliance culture is in place.

3.6  Operational risk

Key points:

•
The Group seeks to operate an effective framework for the mitigation and control of operational risk, and during 2014 continued to enhance its operational risk management processes, including organisational structures, risk identification and assessment processes and the introduction of new technology solutions.

•
Throughout 2014, regulatory bodies within all relevant jurisdictions have continued their focus on overseeing the development of operational risk standards and practices. The Group maintained constructive engagements with supervisors and continued to ensure it is in a position to meet its regulatory obligations including fulfilling specified risk mitigation requirements within expected timeframes.

Definition

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events.

Risk management

The Group faces operational risks in the normal pursuit of its business objectives. The primary goals of operational risk management and assurance are ensuring the sustainability and integrity of the Group's operations and the protection of its reputation by controlling, mitigating or transferring the risk of financial losses. By its nature, operational risk cannot be fully eliminated, however the Group has established a formal approach to the management of operational risk in the form of an 'Operational Risk Management Framework' which defines the Group's approach to identifying, assessing, managing,

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

monitoring and reporting the operational risks which may impact the achievement of the Group's business objectives. This framework consists of inter alia:

•
formulation and dissemination of a Group Operational Risk policy specifying the risk management obligations of management within the Group;

•
establishment of organisational structures for the oversight, monitoring and management of operational risk throughout the Group;

•
embedding formal operational risk management processes and standards within business and support units throughout the Group; and

•
maintaining competencies of relevant staff in the operational risk management process, and awareness of potential exposures.

Operational risk policy

The Group's exposure to operational risk is governed by policy formulated by the GRCORC in accordance with the Court's risk appetite and is approved by the CRC within the overall Group risk governance structure outlined on pages 78 to 82.

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

The Group holds Pillar I regulatory capital to cover the potential financial impact of operational risk events, and has regulatory approval to apply the Standardised Approach (TSA) to determine its Pillar II capital requirement.

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

Risk reporting

The Court receives a monthly operational risk update via the Court Risk Report. In addition, there is an annual challenge and review process in place to enable the Court to consider the adequacy of Group-wide operational risk management processes and whether residual risks remain within the Group's Risk Appetite.

The Head of the GRCOR function reports to the GRCORC on the status of operational risk in the Group, including the status of the top operational risks across the Group and the progress of associated risk mitigation initiatives, significant loss events and the nature, scale and frequency of overall losses. Furthermore, the Head of the GRCOR function provides reports to the Group Audit Committee and the Court Risk Committee on regulatory compliance and operational risk matters.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

In addition to day-to-day control measures implemented by business units, theme-based monitoring of operational risks and controls is conducted throughout the year by an independent internal monitoring team within the GRCOR function. Such monitoring activities provide a basis for assessment and validation of the performance of controls and the adequacy of mitigation.

3.7  Business and strategic risk

Key points:

•
On an annual basis the Court reviews the Group's strategic objectives to confirm that the strategic shape and focus of the Group remains appropriate.

•
The Group continued its steady progress in 2014 returning to profit and significantly strengthening its capital ratios.

•
The Group continues to effectively manage a range of programmes including ongoing investment in its infrastructure, successfully meeting the requirements of the new regulatory landscape including the ECB / EBA Comprehensive Assessment while continuing to invest in improving customer experience across all channels.

•
The macroeconomic environment in which the Group operates continued to improve in 2014.

Definition

Business risk is defined as the risk to the Group (i.e. income, net worth or reputation) which could be associated with:

•
a change in the operational economics of the Group; and / or

•
exposure to an event which causes reputational damage to the Group.

The risk may arise from a change in the competitive environment, new market entrants, new products, or a failure to anticipate or mitigate a related risk. Typically business risk is assessed over a one year time-frame and references the risk to earnings caused by changes in the above factors.

Strategic risk is defined as the risk to the Group (i.e. income, net worth or reputation) which could be associated with:

•
failure to develop a strategy, leaving the Group exposed to developments that could have been foreseen including adverse macroeconomic or market changes;

•
poor execution of a chosen strategy, whatever the cause, including investments not aligned with strategic direction; and / or

•
failing to realign a strategy, when one or several of the fundamental assumptions underpinning that strategy have changed, making that strategy inappropriate.

Strategic risk generally relates to a longer timeframe than business risk.

Business and strategic risk is impacted by other risks that the Group faces that may contribute to an adverse change in the Group's revenues and / or costs if these risks were to crystallise. Examples include funding risk (through volatility in the cost of funding), interest rate risk, operational risk, regulatory and reputation risks.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Risk management, measurement and reporting

Business units and divisions are responsible for delivery of their business plans and management of such factors as pricing, sales volumes, operating expenses and other factors that can introduce earnings volatility.

The Group reviews business and strategic risk as part of the annual risk identification process. The risk is managed on a divisional basis, and measured quarterly, with a scorecard addressing moves in key indicators around income diversification, margin trends, customer advocacy, direct and indirect costs and staff turnover. An update is provided quarterly to the Court in the Court Risk Report.

Risk mitigation

The Group mitigates business risk through business planning methods, such as the diversification of revenue streams, cost base management and oversight of business plans which are informed by expectations of the external environment and the Group's strategic priorities.

At an operational level, the Group's annual budget process sets expectation at a business unit level for volumes and margins. The tracking of actual and regularly forecasted volumes and margins against budgeted levels is a key financial management process in the mitigation of business risk.

In the case of strategic risk, this risk is mitigated through update to the Court on industry developments, regular updates on the key macroeconomic environment impacting the Group's activities, a review of the competitive environment and strategies at a divisional and business unit level, and the Group's EU Restructuring Plan commitments.

The Group's EU Restructuring Plan commitments are monitored by an EC appointed Monitoring Trustee with updates on progress provided to the Court through the monthly CEO Report.

3.8  Pension risk

Key points:

•
Defined benefit pension funds are subject to market fluctuations, and interest rate and inflation risks, thus a level of volatility is associated with defined benefit pension funding.

•
In order to further address this volatility, a review of the Group sponsored defined benefit pension schemes was initiated and completed in 2013. The resulting proposals arising from the review were accepted by employee members of the main defined benefit scheme, the Bank Staff Pensions Fund (BSPF).

•
These proposals have now been implemented for the BSPF. Similar proposals were implemented for two other Group defined benefit schemes during 2014 and a process is in place to review the remaining in scope schemes.

Definition

Pension risk is the risk in the Group defined benefit pension schemes that the assets are inadequate or fail to generate returns that are sufficient to meet the schemes' liabilities. This risk crystallises for the sponsor when a deficit emerges of a size which implies a material probability that the liabilities will not be met.

Risk management, measurement and reporting

The Group sponsors a number of defined benefit pension schemes for past and current employees. The Group's net IAS 19 pension deficit at 31 December 2014 was €1.0 billion (31 December 2013: €0.8 billion)

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

(see note 43 to the consolidated financial statements). The investment policy pursued to meet the schemes' estimated future liabilities is a matter for the Trustees and the schemes' Investment Committees. The Group, as sponsor, has an opportunity to communicate its views on investment strategy to the Trustees and receives regular updates including scenario analysis of pension risk.

The Court receives monthly updates on movements in assets, liabilities and the size of the deficit and also more detailed quarterly updates through the Court Risk Report. In addition, there is an annual review of pension risk to ensure that the Court is satisfied with the processes in place to manage the risk and that residual risk is within the Group's risk appetite.

Risk mitigation

In order to mitigate pension risk, a new hybrid scheme was introduced in 2006 for all new entrants (see note 43 to the consolidated financial statements) and the defined benefit schemes were closed to new entrants. A defined contribution scheme was introduced during 2014 for all new employees and the hybrid scheme was closed to new entrants.

In 2010 the Group carried out an extensive pensions review in order to address the pension deficit by a combination of benefit restructuring and additional employer contributions over a period of time to 2016. In 2013 a further review, which also incorporated benefit restructuring, was carried out which reduced the pension deficit and is expected to further reduce the deficit through additional employer financial support in the period from 2016 to 2020. This additional financial support will broadly match the deficit reduction as a result of the benefit restructuring.

Volatility and interest rate exposure was further reduced in 2014 when the Group agreed with the Trustees to transfer 20% of the listed equity portfolio to bonds during 2014. Further liability and risk management exercises are considered on an ongoing basis. Nevertheless a deficit still exists and as the pension funds are subject to market fluctuations, and interest rate and inflation risks, a level of volatility associated with pension deficits and their impact on the Group's capital ratios remains.

3.9  Reputation risk

Key points:

The Group's reputation continues to be influenced and shaped by a range of factors; macroeconomic and political environment, media and public commentary and general sector developments. More specifically Bank of Ireland decisions and actions in pursuit of its strategic and tactical business objectives and their interaction with the external environment will also influence reputation.

Within this context, the actions and achievements of the Group over the past twelve months or so have succeeded in enhancing the Group's reputation, most notably:

•
Reimbursing and rewarding Irish taxpayers' support.

•
Passing the ECB Comprehensive Assessment with substantial capital buffers.

•
Completing the final divestment commitment under EU Restructuring Plan by selling the ICS distribution platform, together with a c.€223 million gross performing mortgage asset pool to Dilosk Limited.

•
Customer deposits account for almost 80% of the Group's funding.

•
Continuing to access wholesale markets at reducing costs. Investment in RoI and NI branch networks and further development of UK Post Office partnership.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

•
Largest lender to the Irish economy in 2014 and leading bank in a consolidating market; strong new and increased lending performances in SME and mortgage markets in Ireland.

•
Meeting CBI targets for mortgage arrears and SME resolution.

During the past year the Group has also managed the potential impact on its reputation, through successful identification of potential risks, good communication and risk mitigation planning when dealing with a number of challenges, for example:

•
Increased pricing on some services, to more properly reflect funding costs.

•
Customer impact of changes to the Branch model put in place to ensure the Group maintains its current distribution footprint.

•
Management of the divestment of ICS distribution platform and portion of performing mortgage asset pool to Dilosk Limited.

Definition

Reputation risk is defined as the risk to earnings or franchise value arising from adverse perception of the Group's image on the part of customers, suppliers, counterparties, shareholders, investors, staff, legislators or regulators. This risk typically materialises through a loss of business in the areas affected.

Risk management, measurement and reporting

Group Communications is the primary function responsible for managing reputation risk in Bank of Ireland. With the exception of certain specific communications to, for example, investors and regulators, Group Communications manages all external and internal communications, stakeholder and government relations, and corporate social responsibility, helping to reinforce the Group's reputation with its employees, customers, government, general public and the wider community. Reputation risk indicators are tracked on an ongoing basis. These indicators include external market conditions and risk events which may have the potential to impact reputation.

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

4  Capital management

Key points:
(unaudited)

•
Common equity tier 1 (CET 1) ratio is 14.8% under the Basel III / CRD IV transitional rules at 31 December 2014.

•
The Group continues to expect to maintain a buffer above a CET 1 ratio of 10%, taking account of the transition rules and the intention to derecognise the 2009 Preference Stock from regulatory CET 1

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

  capital between January and July 2016. This provides for a meaningful buffer over regulatory requirements.

•
The results of the ECB Comprehensive Assessment, completed in October 2014, confirm that the Group has passed the assessment, with substantial capital buffers over the threshold capital ratios in both the baseline and adverse stress test scenarios.

•
On a pro forma full implementation basis the CET 1 ratio is 11.9% at 31 December 2014 including the 2009 Preference Stock and 9.3% excluding the 2009 Preference Stock.

•
CET 1 ratio is 14.3% on a pro forma basis under the Basel III / CRD IV transitional rules at 1 January 2015.

•
Total capital ratio is 18.3% under Basel III / CRD IV transitional rules at 31 December 2014.

•
In June 2014, the Group issued €750 million of Tier 2 capital at a coupon of 4.25% with a maturity of 10 years.

•
Leverage ratio is 6.4% on a Basel III / CRD IV pro forma transitional basis and 5.1% on a pro forma full implementation basis including 2009 Preference Stock and 4.0% excluding the 2009 Preference Stock.

Capital management objectives and policies
(audited)

The objectives of the Group's capital management policy are to ensure that the Group has sufficient capital to cover the risks of its business and support its strategy and at all times to comply with regulatory capital requirements. It seeks to minimise refinancing risk by managing the maturity profile of non-equity capital whilst the currency mix of capital is managed to ensure that the sensitivity of capital ratios to currency movements is minimised. The capital adequacy requirements set by the ECB (the SSM, introduced on 4 November 2014, is the mechanism through which the ECB will carry out key supervisory tasks for banks in the EU member states particularly in the European banking union), peer analysis and economic capital based on internal models, are used by the Group as the basis for its capital management. The Group seeks to maintain sufficient capital to ensure that these requirements are met.

Basel III / CRD IV
(unaudited)

The Capital Requirements Directive IV (CRD IV) and the Capital Requirements Regulation (CRR) were published in the Official Journal of the EU on 27 June 2013. The CRR had direct effect in EU member states while the CRD IV was required to be implemented through national legislation in EU member states by 31 December 2013. CRD IV also includes requirements for regulatory and technical standards to be published by the European Banking Authority (EBA). Many of these have not yet been published or their impact is uncertain. The CRD IV Legislation is being implemented on a phased basis from 1 January 2014, with full implementation by 2019 (with the exception of Deferred Tax Assets which are phased to 2023).

The Group's key capital ratios are set out on pages 48 to 52.

The Group continues to expect to maintain a buffer above a CET 1 ratio of 10%, taking account of the transition rules and the intention to derecognise the 2009 Preference Stock from regulatory CET 1 capital between January and July 2016. This provides for a meaningful buffer over regulatory requirements. The Basel III / CRD IV transition rules result in a number of new deductions from CET 1 capital being

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

introduced on a phased basis typically with a 20% impact in 2014, 40% in 2015 and so on until 2018. The Central Bank of Ireland (CBI) published its 'Implementation of Competent Authority Discretions and Options in CRD IV and CRR' on 21 May 2014 which clarified the application of transitional rules in Ireland under CRD IV.

CRD IV is divided into three sections commonly referred to as Pillars.

Pillar I contains mechanisms and requirements for the calculation by financial institutions of their minimum capital requirements for credit risk, market risk and operational risk.

Pillar II is intended to ensure that each financial institution has sound internal processes in place to assess the adequacy of its capital, based on a thorough evaluation of its risks. Supervisors are tasked with evaluating how well financial institutions are assessing their capital adequacy needs relative to their risks. Risks not considered under Pillar I are considered under this Pillar.

Pillar III is intended to complement Pillar I and Pillar II. It requires that financial institutions disclose information annually on the scope of application of CRD IV requirements, particularly covering capital requirements / risk weighted assets (RWA) and resources, risk exposures and risk assessment processes.

The Group's Pillar III disclosures for year ended 31 December 2014 should be read in conjunction with this section of the report.

ECB Comprehensive Assessment
(unaudited)

The European Central Bank (ECB) under the Single Supervisory Mechanism (SSM) conducted a Comprehensive Assessment (CA) which consisted of:

•
a supervisory risk assessment to assess key risks in the Group's balance sheet, including liquidity and funding;

•
an asset quality review of all asset classes including non-performing loans, restructured loans and sovereign exposures as at 31 December 2013; and

•
a stress test (comprising base and stress scenarios), building on and complementing the asset quality review by providing a forward-looking view of the Group's shock-absorbing capacity under stress.

The overall results were announced in October 2014 and they confirmed that the Group had passed the ECB CA, with substantial capital buffers over the threshold capital ratios in both the baseline and adverse stress test scenarios as follows:

(unaudited)	BoI(1)	Threshold	Buffer
Baseline scenario	12.43%	8.0%	4.43%
Adverse scenario	9.31%	5.5%	3.81%

(1)
The 'BoI' column in the table shows the Group's lowest Basel III transitional CET 1 ratio in the three year period 2014 to 2016, in both the base and adverse scenarios, as projected under the ECB's comprehensive assessment process. The 'threshold' column shows the capital ratios required to pass the ECB's comprehensive assessment. The 'buffer' column shows the difference between the first two columns.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Capital actions completed in 2014
(unaudited)

Tier 2 Issuance

In June 2014, the Group issued €750 million of Tier 2 capital at a coupon of 4.25% with a maturity of 10 years. The issuance order book was five times oversubscribed.

New Ireland Assurance Company (NIAC) capital structure optimisation

In July 2014, a NIAC capital efficiency transaction was completed. This comprised of a €80 million Tier 2 subordinated debt issued by NIAC to the Group and a contingent loan of €120 million with an external third party investor which secured the value in force of certain unit linked policies. Both of these actions facilitated the release of equity capital to the Group.

Capital resources

The following table sets out the Group's capital resources.

Group capital resources	31 December 2014 €m	Restated* 31 December 2013 €m
Other equity (including equity reserves)	7,453	6,589
Nominal amount outstanding of 2009 Preference Stock	1,300	1,300

Stockholders' equity	8,753	7,889
Non-controlling interests—equity	(6)	(6)

Total equity	8,747	7,883
Undated subordinated loan capital	171	162
Dated subordinated loan capital	2,329	1,513

Total capital resources	11,247	9,558

*
As outlined in the Group accounting policies on page 211, comparative periods have been restated to reflect the change in timing of recognition of the FSCS levy in accordance with IFRIC 21 'Levies'. See note 60 to the consolidiated financial statements for additional information.

Unaudited:

In the year ended 31 December 2014 the Group's total capital resources increased by €1.6 billion to €11.2 billion due primarily to:

•
the profit after tax arising during the year ended 31 December 2014; and

•
the issuance of €750 million of Tier 2 capital in June 2014.

BANK OF IRELAND GROUP

GOVERNANCE

Corporate Governance Statement

The Court of Directors (the 'Court') is accountable to stockholders for the overall direction and control of the Group. It is committed to high standards of governance designed to protect the long term interests of stockholders and all other stakeholders while promoting the highest standards of integrity, transparency and accountability.

A key objective of the Group's governance framework is to ensure compliance with applicable legal and regulatory requirements. The Governor and Company of the Bank of Ireland (the 'Bank') is subject to the Central Bank of Ireland's Corporate Governance Code for Credit Institutions and Insurance Undertakings 2010 (the 'Irish Code' which is available on www.centralbank.ie), including the additional requirements of Appendix 1 of the Irish Code for major institutions. It is also subject to the UK Corporate Governance Code 2012 published by the Financial Reporting Council in the UK (the 'UK Code' which is available on www.frc.org.uk) and the Irish Corporate Governance Annex to the Listing Rules of the Irish Stock Exchange (the 'Irish Annex' which is available on www.ise.ie).

Certain amendments were made to the UK Code in September 2014. The Bank will report on compliance with this updated UK Code in its Annual Report for the financial year ended 31 December 2015.

The Directors believe that the Bank complied with the provisions of the Irish Code throughout 2014. They also believe the Bank complied with the provisions of the UK Code and the Irish Annex throughout 2014, otherwise than as set out herein:

•
Tom Considine's membership of the Group Audit Committee and Joe Walsh's membership of the Group Remuneration Committee (for a substantial part of the year). As these Directors were nominated by the Minister for Finance under the terms of the Credit Institutions (Financial Support) Scheme, 2008 and are not required to stand for election or regular re-election by stockholders, they have not been classified as independent Non-executive Directors. Joe Walsh was a Director of the Bank until his death on 9 November 2014; from this date the composition of the Group Remuneration Committee has been fully compliant with the provisions of the UK Code and the Irish Code. The Group Audit Committee continues to benefit from the judgement and the quality of the contributions of Tom Considine and comprises a minimum of three independent Non-executive Directors as per provision C.3.1 of the UK Code. In accordance with the Bye-Laws of the Bank, a Director nominated by the Minister for Finance may not serve as a Director of the Bank for a period of longer than nine years after his or her date of appointment;

•
provision B.7.1 of the UK Code recommends annual election of directors by stockholders. In accordance with the Bye-Laws of the Bank, Government nominated Directors are not required to put themselves up for re-election on an annual basis and accordingly Tom Considine and Joe Walsh were not submitted for re-election at the Annual General Court held in 2014. Government nominated Directors are subject to an annual review of their fitness and probity; and

•
as recommended by provision E.2.3 of the UK Code, it is the Bank's practice for all Directors to attend the Annual General Court of the Bank. In 2014 the Chairman of the Group Remuneration Committee, Joe Walsh, was unable to attend the Annual General Court due to illness. In these exceptional circumstances another member of the Group Remuneration Committee was available to answer relevant stockholder questions.

Details of how the Bank applied the main and supporting principles of the UK Code throughout the year ended 31 December 2014 are set out in this Corporate Governance Statement and in the Remuneration Report. These also cover the disclosure requirements set out in the Irish Annex, which supplement the requirements of the UK Code with additional corporate governance provisions.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

The Group believes it has robust governance arrangements, which include a clear organisational structure with well defined, transparent and consistent lines of responsibility, effective processes to identify, manage, monitor and report the risks to which it is or might be exposed and appropriate internal control mechanisms, including sound administrative and accounting procedures, IT systems and controls. The system of governance is subject to regular internal review.

Directors are aware that, should they have any material concern about the overall corporate governance of the Group, it should be reported without delay to the Court and, should their concerns not be satisfactorily addressed within five business days, the Directors should report the concern to the Central Bank of Ireland.

The Court's oversight of risk and control is facilitated through delegation of certain responsibilities to Committees of the Court, the principal Committees being the Group Audit Committee, the Court Risk Committee, the Group Nomination and Governance Committee and the Group Remuneration Committee. Details of these Committees are set out on pages 150 to 162 and 184. The Chairman of each Committee formally reports on key aspects of Committee proceedings to the subsequent scheduled meeting of the Court and minutes of principal Committees are tabled at the Court as soon as possible for noting and / or discussion as necessary. The terms of reference of the Committees are reviewed annually by the relevant Committees and by the Court and are available on the Group's website (www.bankofireland.com) or by request to the Group Secretary.

Court Size and Composition

At close of business on 31 December 2014, the Court comprised twelve Directors: the Governor, who was independent on appointment, two Executive Directors and nine Non-executive Directors, seven of whom have been determined by the Court to be independent Non-executive Directors in accordance with the requirements of the UK Code and Irish Code. All of these Directors served on the Court throughout the year ended 31 December 2014. Joe Walsh served on the Court until his death on 9 November 2014 and Wilbur L Ross Jr resigned as a Director with effect from 9 June 2014. Biographical details, including each Director's background, experience and independence classification, are set out on pages 175 to 181.

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

In 2014 the Group completed a review of the ongoing fitness and probity of persons in 'pre-approval controlled functions' (PCFs) whereby Directors were asked to confirm any changes in circumstances in respect of their compliance with the Fitness and Probity Standards issued by the Central Bank of Ireland (the 'Standards'). All changes in circumstance disclosed were assessed and their materiality determined. Time commitments of Directors were considered as part of this review process and Directors confirmed that they continue to have sufficient time to perform their role. The Court concluded that each of the Directors of the Court has the requisite standard of fitness, probity and financial soundness to perform their functions with reference to the Standards and provided the required confirmation to that effect to the Central Bank of Ireland.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Role of the Court

The Court's role is to provide leadership of the Group within the boundaries of Risk Appetite and a framework of prudent and effective controls which enable risk to be identified, assessed, measured and controlled. The Court sets the Group's strategic aims, ensuring that the necessary financial and human resources are in place for the Group to meet its objectives, and reviews management performance. The Court has a schedule of matters specifically reserved for its decision which is reviewed and updated regularly. Matters requiring Court approval include:

•
the determination of strategy;

•
determination of risk appetite, approval of the Group Risk Framework and approval of the Group's Risk Appetite Statement;

•
approval of the Group's Internal Capital Adequacy Assessment Process;

•
reviewing and agreeing company values with management;

•
overseeing the management of the business;

•
overseeing the internal control and risk management systems of the Group;

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

•
approving changes in the funding / benefits of Group pension schemes;

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

The Court is responsible for determining high-level policy and strategic direction in relation to the nature and scale of risk that the Group is prepared to assume to achieve its strategic objectives.

The Court approves the Group Risk Framework on an annual basis and receives regular updates on the Group's risk environment and exposure to the Group's material risk types through a Court Risk Report reviewed quarterly (and monthly for liquidity, credit and capital). Further information on risk management and the Court's role in the risk governance of the Group is set out in the Risk Management Report at pages 77 to 82.

The work of the Court follows an agreed schedule of topics which evolves based on business need and is formally reviewed annually by the Court. The Court monitors and reviews the performance of the Group

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

through a series of core updates, receives updates from the Group's principal businesses on the execution of their business strategy and considers reports from each of the principal Court Committees. The strategy of the Group and performance against strategic goals continued to receive considerable focus throughout 2014. In addition the following are amongst matters which received Court attention during the year:

•
the Group Recovery Plan;

•
the introduction of the Single Supervisory Mechanism (SSM), including consideration of the ECB Comprehensive Assessment process and results;

•
the Central Bank of Ireland / SSM Comprehensive Assessment;

•
capital strategy and capital allocation;

•
the transfer of assets from ICS Building Society to the Bank by way of a statutory scheme;

•
the financial performance of the Group;

•
the performance of the Group's business divisions and its major subsidiaries;

•
the Mortgage Arrears Resolution Strategy (MARS);

•
IT Strategy and Risk Profile;

•
developments in the regulatory and corporate governance environment;

•
the Group's Communications Strategy; and

•
Central Bank of Ireland Risk Mitigation Plan.

The Court held eleven scheduled meetings and one unscheduled meeting during the year ended 31 December 2014. To ensure oversight of major subsidiaries, the Court visited the registered office of its UK subsidiary, Bank of Ireland (UK) plc twice during the year. Further details on the number of meetings of the Court and its Committees and attendance by individual Directors are set out on page 166.

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

Conflicts of Interest

A Court conflicts of interest policy has been approved which sets out how actual, potential or perceived conflicts of interest are to be identified, reported and managed to ensure that Directors act at all times in the best interests of the Bank. This policy is reviewed on an annual basis.

The Group Code of Conduct, which applies to all employees and Directors of the Group, clarifies the duty on all employees to avoid conflicts of interests. The Code of Conduct is reviewed on an annual basis and communicated throughout the Group.

Time Commitment

The Group ensures that individual Directors of the Court have sufficient time to dedicate to their duties, having regard to applicable regulatory limits on the number of directorships held by any individual

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Director. During the year ended 31 December 2014, all Directors were within or had been granted a derogation / waiver from the limits set out for major institutions in the Irish Code, relating to restrictions on the number of directorships held in other financial and non-financial institutions. In the case of Wilbur L Ross Jr, the Central Bank of Ireland granted a derogation / waiver from the requirements contained in paragraph 7.7 and 7.8 respectively of Appendix 1 of the Irish Code. As the Bank has been classified as a 'significant institution' under the European Union (Capital Requirements) Regulations 2014 (the 'Regulations'), additional restrictions on the number of directorships that can be held came into force on 1 July 2014. With the exception of Brad Martin, during the period 1 July 2014 to 31 December 2014, Directors were within the directorship limits set out for significant institutions under the Regulations. In the case of Brad Martin the Central Bank of Ireland granted a derogation, for part of this period, as permitted under the Regulations for him to hold one additional Non-executive Directorship.

Governor, Deputy Governor, Senior Independent Director and Group Chief Executive

The respective roles of the Governor, who is Chairman of the Court, and the Group Chief Executive, which are separate, are set out in writing and have been agreed by the Court. The Governor oversees the operation and effectiveness of the Court, including ensuring that agendas cover the key strategic items confronting the Group and encouraging all Directors to participate fully in the discussions and activities of the Court. He also ensures that there is effective communication with stockholders and promotes compliance with corporate governance standards. The Governor commits a substantial amount of time to the Group and his role has priority over any other business commitment. There were no changes to the other significant commitments of the Governor during the year ended 31 December 2014. During the year the Governor and Non-executive Directors met without the Executive Directors present, to discuss a range of business matters.

The Deputy Governor deputises for the Governor as required and is a Trustee of the Bank Staff Pension Scheme.

The 'Senior Independent Director' (SID) provides Court members, the Group Secretary, stockholders and customers with an additional channel, other than the Governor or the Group Chief Executive, through which to convey, should the need so arise, concerns affecting the Governorship or the Court, or any other issue.

The Group Chief Executive is responsible for execution of approved strategy, holds delegated authority from the Court for the day to day management of the business and has ultimate executive responsibility for the Group's operations, compliance and performance. Procedures are in place to review the Group Chief Executive's contract at least every five years and this is scheduled to be formally reviewed in 2015.

Balance and Independence

The independence status of each Director on appointment is considered by the Group Nomination and Governance Committee and the Court. In addition, the independence status of each Director is reviewed on an annual basis to ensure that this independence status remains appropriate. In 2014 the Court considered the principles relating to independence contained in the Irish Code and the UK Code and concluded that the previously determined independence status of each Director was appropriate. Specifically the Court concluded that the Governor was independent on appointment, that each current Non-executive Director, with the exception of Tom Considine and Brad Martin, is independent within the meaning of the Irish Code and the UK Code. Tom Considine was nominated by the Minister for Finance under the terms of the Credit Institutions (Financial Support) Scheme, 2008 and is not required to stand for election or regular re-election by stockholders. Brad Martin represents a significant stockholder in the

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Bank and is not, therefore, considered independent by reference to the terms of the Irish Code and the UK Code. The Court values and benefits from their judgement and the quality of their contribution to the deliberations of the Court and, in the case of Tom Considine, its Committees.

Each of the Governor, Deputy Governor and all of the Non-executive Directors bring independent challenge and judgement to the deliberations of the Court through their character, objectivity and integrity and all are considered independent of management in accordance with the criteria set out in the New York Stock Exchange Corporate Governance Standards.

Wilbur L Ross Jr and Joe Walsh, who served on the Court for part of the reporting period, were Non-executive Directors of the Court and were not classified as independent within the meaning of the Irish Code and the UK Code but were independent within the meaning of the New York Stock Exchange Corporate Governance Standards.

Directive 2014/59/EU on bank recovery and resolution (BRRD), Central Bank and Credit Institutions (Resolution) Act 2011 and The Credit Institutions (Stabilisation) Act 2010

The Credit Institutions (Stabilisation) Act 2010 (the 'Stabilisation Act') applied during the reporting period and expired on 31 December 2014. It gave the Minister for Finance extensive powers regarding the affairs, assets and liabilities of certain covered financial institutions in Ireland, including the Bank, which powers were not exercised during the reporting period. Additionally it imposed certain additional duties on the directors of such financial institutions.

Pending the transposition into Irish law of the BRRD, the statutory framework for a resolution regime to deal with failing credit institutions is comprised in the Central Bank and Credit Institutions (Resolution) Act 2011 (the 'Resolution Act') which applies to all authorised credit institutions in the State, including the Bank and confers powers of resolution on the Central Bank of Ireland.

Role of the Group Nomination and Governance Committee

The Group Nomination and Governance Committee ('N&G Committee') is chaired by the Governor and its composition is fully compliant with the Irish Code and the UK Code. Following a review of composition of Court Committees in 2014, the N&G Committee recommended the appointment of one additional independent Non-executive Director to the N&G Committee. On 23 September 2014, the Court approved the appointment of Patrick Kennedy to the N&G Committee with immediate effect. Joe Walsh was a member of the N&G Committee until his death on 9 November 2014. Biographical details, including each member's background and experience, are set out on pages 175 to 181. The key responsibilities of the N&G Committee include:

•
leading the process for appointments and renewals for the Court and Court Committees;

•
overseeing the process for key subsidiary Board Non-executive Director appointments and renewals;

•
with the support of the Group Secretary, keeping Court governance arrangements under review and making appropriate recommendations to the Court to ensure corporate governance practices are consistent with good practice corporate governance standards;

•
overseeing subsidiary governance to ensure that appropriate and proportionate governance arrangements are in place for Group subsidiaries; and

•
overseeing the Group's Corporate Responsibility Programme.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

The N&G Committee met six times in 2014, of which one meeting was unscheduled. Recruitment and succession planning for the Court, Committees of the Court and for the Boards of substantial regulated subsidiaries received considerable attention during the year. As Patrick O'Sullivan is due to retire following the 2015 Annual General Court, the N&G Committee started to plan for succession to the positions of Deputy Governor and Senior Independent Director. Additional matters considered by the N&G Committee during the year included:

•
a review of the Court and Court Committee composition, including consideration of the skills profile of the Court;

•
a review of the independence of each Non-executive Director of the Court;

•
the fitness and probity of pre-approval controlled function holders in the Bank;

•
a review of the Group Code of Conduct;

•
a review of the Group Speak Up policy;

•
revisions to the Court Conflicts of Interest policy;

•
upstream corporate governance developments;

•
the corporate social responsibility reporting framework of the Group;

•
a Court Governance policy, setting out how the Court and its members function with a view to operating effectively and supporting the underlying principles of good governance, accountability, transparency, probity and focus on the sustainable long term success of the Group;

•
a Subsidiary Governance policy setting out how the Court exercises oversight of Group subsidiaries and the high level governance standards to be applied across the Group in a proportionate manner;

•
a review of the Director and Key Function Holder Assessment policies; and

•
a review of the Court Diversity policy.

Diversity

The Court benefits from the diverse range of skills, knowledge and experience acquired by the Non-executive Directors as directors of other companies, both national and international, or as leaders in the public and private sectors. The effectiveness of the Court depends on ensuring the right balance of Directors with banking or financial services experience and broader commercial experience. Following review in 2014, the N&G Committee determined that the skills profile of the Court was appropriate in the areas identified as relevant to the business of the Group including: financial services (incorporating retail, corporate and insurance sector experience), strategy development, finance, risk management, business experience, economics, corporate finance, human resources, customer relations, credit and IT skills. Directors bring their individual knowledge, skills and experience to bear in discussions on the major challenges facing the Group.

The Group recognises the benefits of having a diverse board. In reviewing Court composition and identifying suitable candidates, the N&G Committee considers the benefits of all aspects of diversity including the skills identified as relevant to the business of the Group, regional and industry experience, background, nationality, gender, age and other relevant qualities in order to maintain an appropriate range and balance of skills, experience and background on the Court. During 2014 the N&G Committee reviewed the Court Diversity policy (the latest version of which is available on the Group's website) and the measurable objectives set out thereunder. A target has been set of achieving and maintaining a

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

minimum of 15% female representation on the Court by the end of 2015. In 2014 the Court continued to focus on improving diversity. There is currently 8% female representation on the Court. The Court is actively considering Non-executive Director recruitment and remains committed to having a diverse Court and to achieving the targets set within the specified timeframe.

Appointments to the Court

The Court is committed to identifying the people best qualified and available to serve on the Court and is responsible for the appointment of Directors (with the exception of the Government nominated Directors). The Court plans for its own renewal with the assistance of the N&G Committee, which regularly reviews Court composition, tenure and succession planning. In accordance with the Director Assessment policy and Court Diversity policy all appointments are made on merit against objective criteria (including the skills and experience the Court as a whole requires to be effective) with due regard for the benefits of diversity on the Court.

Prior to the appointment of a Director, the N&G Committee approves a job specification, assesses the time commitment involved and identifies the skills and experience required for the role, having regard to the formal assessment of the skills profile of the Court and succession planning. The recruitment process for Non-executive Directors is supported by an experienced third party professional search firm which develops an appropriate pool of candidates and provides independent assessments of the candidates. The Group then works with that firm to shortlist candidates, conduct interviews / meetings (including meetings with members of the N&G Committee and the Court) and complete comprehensive due diligence. In accordance with the Director Assessment policy of the Court, the assessment process and the due diligence completed is extensive and includes self-certification confirmations of probity and financial soundness and external checks involving a review of various publicly available sources. It also involves the N&G Committee satisfying itself as to the candidate's ability to devote sufficient time to the role, independence, fitness and probity, and assessing and documenting its consideration of possible conflicts of interests. The N&G Committee then makes a recommendation to the Court. Appointments will not proceed where conflicts emerge which are significant to the overall work of the Court.

There were no new Directors appointed to the Court in 2014 or up to the date of approval of this Annual Report.

All newly-appointed Directors are provided with a comprehensive letter of appointment detailing their responsibilities as Directors, the terms of their appointment and the expected time commitment for the role. A copy of the standard terms and conditions of appointment of Non-executive Directors can be inspected during normal business hours by contacting the Group Secretary. Directors are required to devote adequate time to the business of the Group, which includes attendance at regular meetings and briefings, preparation time for meetings and visits to business units. In addition, Non-executive Directors (with the exception of Brad Martin and, prior to his resignation, Wilbur L Ross Jr) are normally required to sit on at least one Committee of the Court, which involves the commitment of additional time. Certain Non-executive Directors, such as the Deputy Governor and Committee Chairmen, are required to allocate additional time in fulfilling those roles.

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

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

by Group businesses and briefings with senior management. Further meetings are arranged as required based on the particular circumstances of each Director.

On an ongoing basis, briefings appropriate to the business of the Group are provided to all Non-executive Directors. In order to ensure that the Directors continue to further their understanding of the issues facing the Group, Directors are provided with professional development sessions and briefings on a range of technical matters tailored to their particular requirements. During the year ended 31 December 2014, the modules attended by Directors included Cyber Crime & Risk; Anti-Money Laundering; Risk Adjusted Return on Capital and Accounting Updates. Directors are also offered the option of attending suitable external educational courses, events or conferences designed to provide an overview of current issues of relevance to Directors.

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

Performance Evaluation

There is a formal process in place for annual evaluation of the Court's own performance, that of its principal Committees and of individual Directors (including the Governor). An evaluation of the Court's performance and that of its Committees is conducted every year, with an externally facilitated review conducted at least every third year. The objective of these evaluations is to review past performance with the aim of identifying any opportunities for improvement, determining whether the Court / Committee as a whole is effective in discharging its responsibilities and, in the case of individual Directors, to determine whether each Director continues to contribute effectively and to demonstrate commitment to the role.

Court Evaluation

Following an external evaluation in 2013 by ICSA Board Evaluation, internal evaluations were conducted for 2014. This comprehensive self-evaluation process, which was led by the Governor and supported by the Group Secretary, considered overall performance relative to the role of the Court and consisted of:

•
completion of written evaluations by each Director;

•
one to one discussions between the Governor and each Director; and

•
discussion by the Court of the assessment and recommendations for change or improvement.

The outcome of the Court evaluation was considered by the N&G Committee and collectively discussed by the Court. The Court concluded that it continues to be effective and it was agreed that the recommendations from the 2013 evaluation process had been adequately addressed and implemented during the year. Some recommendations, although not material to the effectiveness of the Court, were suggested as enhancements and accepted by the Court.

Committee Evaluations

The Chairman of each principal Court Committee led the self-evaluation process in respect of Committee performance. The process was supported by the completion of questionnaires tailored to each specific

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Committee. The results of this process were considered by each individual Committee with conclusions and any relevant recommendations reported to the Court. The Court concluded that each of its principal Committees continues to be effective.

Director Evaluations

The annual individual Director performance evaluation was led by the Governor and involved:

•
the circulation of tailored questionnaires to Directors;

•
one to one discussions between the Governor and each Director;

•
consideration of the findings by the N&G Committee; and

•
presentation of the overall findings to the Court for consideration.

The Court concluded that each individual Director continues to make a valuable contribution to the deliberations of the Court, continues to be effective and demonstrates continuing commitment to the role.

Governor Evaluation

The Senior Independent Director leads the process of evaluation of the Governor's performance, based on written submissions and one to one discussion with each Director. The Senior Independent Director presents the results of these assessments to the Group Nomination and Governance Committee and the Court for discussion, without the Governor being present. The Senior Independent Director then meets the Governor to present him with the Court's conclusions on his effectiveness. The Senior Independent Director also meets individual Directors on such other occasions as are deemed appropriate. The Court concluded that the Governor continues to lead the Court effectively, continues to make a valued contribution and demonstrates continuing commitment to the role.

Term of Appointment and Re-election of Directors

Non-executive Directors are normally appointed for an initial three year term, with an expectation of a further term of three years, assuming satisfactory performance and subject to the needs of the business, stockholder re-election and continuing fitness and probity. A Non-executive Director's term of office will not extend beyond nine years in total unless the Court, on the recommendation of the N&G Committee, concludes that such extension is necessary due to exceptional circumstances. In respect of Executive Directors, no service contract exists between the Bank and any Director which provides for a notice period from the Group of greater than one year. None of the Non-executive Directors has a contract of service with the Group.

It is Group practice that, following evaluation, all Court Directors, with the exception of the Government nominated Directors, are subject to annual re-election by stockholders. During the year, all Directors retired at the Annual General Court held on 25 April 2014, with the exception of Tom Considine and Joe Walsh, who were nominated to the Court by the Minister for Finance. The requirement to stand for election and regular re-election is dispensed with for as long as a Director remains a Government nominated Director. In accordance with the Bye-Laws of the Bank, a Director nominated by the Minister for Finance may not serve as a Director of the Bank for a period of longer than nine years after their date of appointment.

Brad Martin was co-opted to the Court on 23 July 2013 and, being eligible, offered himself for election and was duly elected at the Annual General Court in 2014. The following Directors, being eligible, offered themselves for re-election and were re-elected: Kent Atkinson, Richie Boucher, Pat Butler, Patrick Haren, Archie G Kane, Andrew Keating, Patrick Kennedy, Davida Marston, Patrick Mulvihill, Patrick O'Sullivan and Wilbur L Ross Jr.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Remuneration

The Remuneration Report, incorporating the responsibilities of the Group Remuneration Committee, is set out on pages 185 to 195. With effect from 9 November 2014 and up to the date of approval of this Annual Report, the composition of the Group Remuneration Committee has been compliant with the requirements of the Irish Code and the recommendations of the UK Code.

Deloitte are the current advisors to the Group Remuneration Committee. In addition to remuneration services during the financial period, Deloitte also provided other services to the Group including regulatory, business controls, digital strategy and risk focused advisory services.

Directors' Loans

The Companies Acts, International Accounting Standard 24—Related Party Disclosures (IAS 24) and a condition imposed on the Bank's licence by the Central Bank of Ireland in August 2009 require the disclosure in the Annual Report of information on transactions between the Bank and its Directors and their connected persons. The amount of outstanding loans to Directors (and relevant loans to connected persons) is set out on pages 329 to 337.

A condition imposed on the Bank's licence by the Central Bank of Ireland in May 2010 requires the Bank to maintain a register of loans to Directors and relevant loans to their connected persons, which is updated quarterly and is available for inspection by stockholders on request for a period of one week following quarterly updates. The Group's process for ensuring compliance with the Central Bank of Ireland's Code of Practice on Lending to Related Parties as amended ('Related Party Lending Code') has been in place since 1 January 2011 and is subject to regular review. A Related Party Lending Committee of the Court is in place which is authorised to review and approve lending to Related Parties as more particularly defined in the Related Party Lending Code.

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

•
a three lines of defence approach to the management of risk across the Group: line management in individual businesses and relevant Group functions; central risk management functions; and Group Internal Audit;

•
Court and Management Committees with responsibility for core policy areas;

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

•
a comprehensive set of policies and procedures relating to financial controls, asset and liability management (including interest rate, foreign currency and liquidity risk), operational risk, regulatory risk and credit risk management (further details are given in the Risk Management Report on pages 68 to 144); such procedures include the annual preparation of detailed operational budgets for the following year and projections for subsequent years;

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

•
a Group Internal Audit function with responsibility for providing independent, reasonable assurance to key internal (Court, Group & Subsidiary Audit and Risk committees and Senior Management) and external (Regulators and External Auditors) stakeholders on the effectiveness of the Group's risk management and internal control framework;

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

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

The Directors confirm that the Court, through its Committees, has reviewed the effectiveness of the Group's systems of internal control for the year ended 31 December 2014. This review involved consideration of the reports of the internal audit and the risk management functions, (including regulatory compliance and operational risk) and establishing that appropriate action is being taken by management to address issues highlighted. In addition, any reports of the external auditors which contain details of any material control issues identified arising from their work are reviewed by the GAC, if they arise. After each meeting of the GAC, its Chairman reports to the Court on all significant issues considered by the Committee and the minutes of meetings are circulated to all members of the Court.

Following the year ended 31 December 2014, the Court reviewed the GAC's conclusions in relation to the Group's systems of internal control and the appropriateness of the structures in place to manage and monitor them. This process involved a confirmation that a system of internal control in accordance with the Financial Reporting Council Guidance on Internal Control was in place throughout the year and up to the date of the signing of these financial statements. It also involved an assessment of the ongoing process for the identification, evaluation and management of individual risks and of the roles of the various Committees and Group risk management functions and the extent to which various significant challenges facing the Group are understood and are being addressed. Further details of the risk management framework are included in the Risk Management Report on pages 77 to 82.

Group Code of Conduct and Speak Up Policy

The Group has a Code of Conduct in place which is applicable to all Employees and Directors of the Group. The Code of Conduct sets out the standards of behaviour that are expected and gives guidance on how these standards should be applied. Training on the Code of Conduct is mandatory across the Group.

The Group has a Speak Up policy in place for all staff, including Directors, which is in accordance with international practice and is compliant with the Sarbanes-Oxley Act. This policy is reviewed on an annual basis in line with the Group Code of Conduct. The Speak Up policy gives an assurance that it is safe and acceptable to raise a concern about malpractice or potential wrongdoing and outlines how to speak up and raise a concern. The Court and Group Chief Executive are committed to this policy, which encourages staff to raise concerns openly and locally. Where this is not possible or the problem has not been resolved effectively at that level, there are clear alternative senior contacts within the Group to whom the concern may be addressed. If staff would prefer independent, confidential advice this is available from Public Concern at Work, an independent, not-for-profit organisation, through a free phone number and a dedicated email address. In the case of concerns regarding fraudulent financial reporting, fraudulent accounting or irregularities in audit work, these can be raised directly with the Chairman of the Group Audit Committee, an independent Nonexecutive Director, whose contact details are available from Public Concern at Work. With reference to the Protected Disclosures Act 2014 (as commenced in July 2014) a review of the Group Speak Up policy was conducted to ensure that the standards set out in this Act are being met.

Group Audit Committee (GAC)

At 31 December 2014, the GAC comprised six Non-executive Directors. The Court believes that the GAC as a whole has an appropriate mix of skills and relevant financial / banking experience. For the purposes of the relevant rule under SOx, section 407, and related SEC Rules, the Court believes that Kent Atkinson is independent and may be regarded as an Audit Committee financial expert. Biographical details, including each member's background and experience, are set out on pages 175 to 181.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

One of the key responsibilities of the GAC is to assist the Court in monitoring the integrity of the financial statements and to recommend to the Court that it believes that the Annual Report taken as a whole is fair, balanced and understandable and provides the information necessary for stockholders to assess the Group's performance, business model and strategy. To achieve this for the current reporting period, the GAC reviewed the Annual Report and considered whether the financial statements were consistent with the operating and financial reviews elsewhere in the Annual Report. The GAC also reviewed the governance and approval processes in place in the Group. These governance and assurance measures include the completion by management of disclosure checklists to ensure all required disclosures from applicable company law, listing requirements and accounting standards are included and the review of the draft Annual Report by the SOx Disclosure Committee. In considering if the Annual Report was fair, balanced and understandable, the GAC also considered the treatment and disclosure of key events as presented in the financial statements.

The GAC considered, inter alia the following key significant accounting issues in its review of the financial statements for the year ended 31 December 2014. In addressing these issues, the GAC considered the appropriateness of management's judgements and estimates and, where appropriate, discussed those judgements and estimates with the external auditor.

Loan Impairment

The GAC considered the methodology for loan loss provisioning, including the specific trigger events which are considered as an indicator of impairment, as set out on pages 113 to 119, and an asset quality report from the CRC. The GAC also discussed and challenged management's assumptions used in determining the overall level of impairments recognised in the financial year and the total impairment allowance at the year end with management noting the requirements of IAS 39 in respect of the timing of recognition of impairments (the incurred loss methodology) and the requirements of the Central Bank of Ireland.

The GAC focused on a number of critical assumptions (including changes to these assumptions in 2014) such as the assumption of the value of Residential properties and approach to valuing impaired property collateral and how management's response to the ECB AQR observation impacted impairment provisions.

The GRPC approves the Group's provisioning methodology on a half year basis. The CRC on an annual basis, provides observations on the Group asset quality management and profile to the GAC as an input into the GAC's assessment of year end impairment provisions.

The GAC reviewed management papers which considered arrears levels, forbearance measures and key assumptions and was satisfied that the level of loans classified as impaired at year end was consistent with the Group's methodology, and that the calculation and resulting provision recognised and disclosures were appropriate based on the requirements of IAS 39.

Deferred Tax Assets

The GAC considered the extent of deferred tax assets to be recognised in respect of unutilised tax losses, and in particular the projections for future taxable profits against which those losses may be utilised in the future. In order for the Group to recognise these assets it must have convincing evidence of sufficient future taxable profits against which the losses can be utilised.

The projections for future taxable profits incorporate economic factors (e.g. inflation, unemployment level, interest rates, etc.) and expected performance targets from each division within the Bank (e.g. expected new business, expected costs, loan losses, etc.). As part of this process, the Group prepares detailed

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

impairment projections, involving an extensive review of projection models for loan loss provisions and challenge of key assumptions and scenarios. The Group's projections incorporate the Group's 2014 Internal Capital Adequacy Assessment Process (ICAAP), approved by the Court of Directors, as updated for any relevant information and changes in assumptions between the ICAAP submission date and 31 December 2014. The ICAAP projections are prepared for the purpose of the Group's assessment of its capital adequacy. They are subjected to considerable internal governance at a divisional and Group level and are reviewed in detail and approved by executive management and the Court. Management's assessment of the projections determined that it was probable that there would be sufficient taxable profits in the future to recover the deferred tax asset arising from unused tax losses.

The GAC discussed with management its assessment of the recoverability of the deferred tax asset and the related disclosures. The GAC concluded that it was probable that there would be sufficient taxable profits in the future to recover the deferred tax asset arising from unused tax losses, and that the related disclosures were as required under IAS 12.

Going Concern

The GAC considered management's assessment of the appropriateness of preparing the financial statements of the Group for the year ended 31 December 2014 on a going concern basis. In making this assessment, matters considered include the performance of the Group's business, profitability projections (which incorporate the Group's 2014 ICAAP), funding and capital plans, under both base and plausible stress scenarios, together with a range of other factors such as the outlook for the Irish economy taking due account of the availability of collateral to access the Eurosystem, along with ongoing developments in the eurozone including the impact of the change in government in Greece in January 2015. The detailed considerations assessed by the GAC are set out in the Going Concern disclosure within the Accounting Policies on pages 209 and 210 of the consolidated financial statements.

On the basis of review performed and the discussions with management, the GAC was satisfied that there were no material uncertainties related to events or conditions that may cast significant doubt on the Group's and Bank's ability to continue as a going concern over the period of assessment. This assessment, together with the Going Concern disclosure (as set out on pages 209 and 210), was subsequently proposed to the Court of Directors for assessment and approval by the Directors.

Retirement benefit obligations

The GAC considered management's key assumptions and judgements used in determining the actuarial values of the liabilities of each of the Group's sponsored defined benefit pension schemes under IAS 19 (Revised). Management considered advice from independent actuaries, Towers Watson, for the determination of significant actuarial assumptions including discount rates, inflation and demographic assumptions. The key assumptions proposed by management and considered by the GAC were assumptions relating to inflation rates, demographic assumptions and discount rates in Ireland and the UK which are used in determining liabilities at the balance sheet date.

The GAC was satisfied that the inflation rates, discount rates and other significant assumptions are consistently applied and that the accounting for the Group's sponsored defined benefit pension schemes and related disclosures were in accordance with IAS 19 (Revised).

Further detail on the inflation rates, discount rates and other significant assumptions related to Retirement benefit obligations are set out in note 43 to the consolidated financial statements.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Life assurance operations

The GAC considered management's key assumptions and judgements used in determining the value of in force business and insurance contract liabilities. The key assumptions in projecting future surpluses and other net cash flows attributable to the shareholder arising from business written were the risk discount rate, unit growth rate, realistic interest rate, lapse rates, mortality, morbidity and expenses.

The GAC was satisfied that the key assumptions are consistently applied and that the accounting for the Group's value of in force business and insurance contract liabilities is appropriate.

Further information on these significant items is set out in the critical accounting estimates and judgements on pages 236 to 239.

In close liaison with the Court Risk Committee, the GAC is responsible for the appropriateness and completeness of the system of internal control, reviews the manner and framework in which management ensures and monitors the adequacy of the nature, extent and effectiveness of internal control systems, including accounting control systems, and thereby maintains an effective system of internal control.

In addition the GAC has responsibility for:

•
assisting the Court in meeting obligations under relevant Stock Exchange Listing Rules and other applicable laws and regulations including the Sarbanes-Oxley Act in the US;

•
monitoring and reviewing the effectiveness of the Group's Internal Audit function and its operations; and

•
discharging the statutory responsibility of the Bank under relevant statutes or regulations.

The GAC is also responsible for overseeing all matters relating to the relationship between the Group and its external auditor, including the external audit plan, terms of engagement, audit and non-audit fee budgets, interim findings and audit findings reports. The GAC also meets annually with the external auditors without management present.

PricewaterhouseCoopers (PwC) acted as sole auditors to the Group since 1990. The external auditors are required to rotate the audit engagement partner every five years. The Group is committed to ensuring the independence and objectivity of the external auditor and on an annual basis the GAC formally reviews the effectiveness, independence and performance of the external auditor. This process is supported by tailored questionnaires completed by GAC members and relevant senior management personnel. The responses received in 2014 were collated and presented to the GAC for discussion. No issues were identified as a result of the review process conducted and the GAC's own interactions with the external auditors. The GAC concluded that they remain satisfied with the performance of PwC as external auditor.

As an additional check on independence, the GAC has approved a Group policy on the Provision of Non-Audit Services by the Group's Statutory Auditor to ensure, among other things, that auditor objectivity and independence are not compromised. Under this policy, a key procedural control requires that any engagement of the external auditors to provide non-audit services must be pre-approved by the GAC. Further details of non-audit services provided during the year are set out in note 13 to the consolidated financial statements 'Auditors' remuneration'. The GAC monitors compliance with the Group policy on the provision of non-audit services and receives reports on the performance of such services. During 2014 the GAC considered the changing EU regulatory framework in respect of the provision of non-audit services by the statutory auditor. Compliance with the transitional timeline in respect of relevant changes will continue to be monitored by the GAC.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

During 2014 there have been material developments in the EU regulatory framework on statutory audit ('EU Framework') including the passing into law of Directive 2014/56/EU and Regulation (EU) No 537/2014 of the European Parliament and of the Council in June 2014. The Group last put its external audit contract out to tender in 1990 and, in accordance with the transitional periods provided under the new EU Framework, the Group must change external audit firms no later than 2020. The EU Framework supplements the UK Code which recommends the tendering of the external audit contract at least every ten years. In considering both the EU Framework and the recommendation under the UK Code, the GAC discussed the appropriateness of conducting a tender process and suitable timings for a tender. Being conscious of the need to facilitate a smooth transition and to ensure the continuing quality and effectiveness of the external audit service, it is the current intention of the Group to conduct a tender in 2017. This tender will be in respect of appointment to the role of Group Auditor for the year ended 31 December 2018.

The GAC met nine times in 2014 of which one meeting was unscheduled. Matters considered at scheduled meetings included:

•
year end, interim, and Form 20-F reporting, including the significant accounting issues detailed herein;

•
the governance and approval arrangements underlying the fair, balanced and understandable assessment;

•
the Group Impairment policy;

•
Group Internal Audit reports and findings;

•
approval of the Internal Audit plan and budget for 2015;

•
SOx Disclosure Committee findings and Corporate Controls review;

•
the effectiveness of internal control over financial reporting as of 31 December 2014 based on criteria established in Internal Control—Integrated Framework 2013 issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO);

•
the External Auditor's audit plan and external audit findings;

•
the External Auditor's effectiveness, independence, audit fee and non-audit fee approval;

•
reports from Group Regulatory Compliance and Operational Risk;

•
the Group Anti-Fraud programme;

•
IT risk and cybercrime;

•
the Group's Pillar lll Disclosure policy and disclosures; and

•
subsidiary audit committee minutes.

The GAC was provided with a technical training session on accounting updates during the year.

Court Risk Committee

The Court Risk Committee (CRC) is established to monitor risk governance and to assist the Court in discharging its responsibilities in ensuring that risks are properly identified, reported, and assessed; that risks are properly controlled; and that strategy is informed by and aligned with the Group's risk appetite.

As at 31 December 2014, the CRC comprised six Non-executive Directors. Biographical details, including each member's background and experience, are set out on pages 175 to 181. To ensure co-ordination with

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

the work of the GAC, the Chairman of the GAC is a member of the CRC and the Chairman of the CRC is a member of the GAC. At least one member of the CRC is also a member of the Group Remuneration Committee to ensure remuneration decisions are informed from a risk perspective.

The CRC makes recommendations to the Court on risk issues where the Court has reserved authority, maintains oversight of the Group's risk profile, including adherence to Group risk principles, policies and standards, and approves material risk policies within delegated discretion. Further information on the risk management framework of the Group, the risk governance of the Group and the role of the CRC is set out in the Risk Management Report on pages 77 to 82.

The CRC also provides advice to the Group Remuneration Committee to inform remuneration decisions from a risk perspective, monitors the risk elements of any due diligence appraisal of any acquisition or divestment activity reserved for Court decision, as required, and considers the findings of Group Internal Audit and Group Credit Review in respect of risk management.

The CRC met eleven times in 2014, of which two meetings were unscheduled. In addition to the quarterly Court Risk Reports, Risk Appetite Statement, Group Risk Framework and Group Liquidity Stress Testing Results, the CRC also considered, amongst other matters:

•
progress against the Central Bank of Ireland Risk Mitigation Programme;

•
the Group Recovery Plan;

•
the Group ICAAP Report and supporting documents;

•
the Group Credit policy (incorporating the Group Forbearance policy) and the Group Country Risk policy;

•
management's assessment of risk in the Group, including management's view on the likelihood of occurrence and the mitigants available;

•
the Group's asset quality. The observations of this asset quality review were brought to the attention of the GAC in the context of its assessment of impairment provisions;

•
the review and challenge process, through which the CRC satisfied itself that appropriate processes and monitoring policies are in place to meet the requirements of the Risk Appetite Statement;

•
IT risk and cybercrime;

•
Anti-Money Laundering, Countering the Financing of Terrorism and Financial Sanctions;

•
conduct risk;

•
the quality of risk reporting; and

•
minutes of risk committee meetings of material subsidiaries.

The Group Risk Policy Committee (GRPC) is the most senior management risk committee and reports to the CRC. During 2014 the CRC reviewed the terms of reference of the GRPC and considered the findings of the GRPC annual review of effectiveness of its operations. On an ongoing basis the CRC reviews decisions of the GRPC through its minutes as presented to the CRC and receives reports from the committee chairman. Further details on the role of GRPC in the risk governance of the Group are set out in the Risk Management Report on page 80.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Relations with Stockholders

Communication with stockholders is given high priority. One of the responsibilities of the Governor is to ensure effective communication with stockholders and to ensure that Directors develop an understanding of the views of major investors. The Group seeks to provide through its Annual Report a fair, balanced and understandable assessment of the Group's performance and prospects. The Group uses its website (www.bankofireland.com) to provide stockholders and potential investors with recent and relevant financial information including annual reports, interim reports and Form 20-F filings. Copies of presentations to analysts and investors are also made available on the Group website, so that information is available to all stockholders. Annual and interim results presentations are webcast live so that all stockholders can receive the same information at the same time.

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

Directors receive an investor relations update from management at all scheduled Court meetings. The content of this update is varied, based on recent investor activities, but typically includes market updates, equity investor interactions, debt investor interactions, share price and valuation analysis, analyst updates, and share register analysis. All Directors are encouraged and facilitated to hear the views of investors and analysts at first hand. The Governor met with major stockholders to discuss governance and remuneration matters in 2014 and the Court was updated on the outcome of these discussions. The Governor and / or the Senior Independent Director are available to all stockholders if they have concerns that cannot be resolved through the normal channels.

Annual General Court

The aim of the Court is to make constructive use of the Annual General Court (AGC) and all stockholders are encouraged to participate. Questions are invited from stockholders in advance of the AGC, and a dedicated email address is provided for this purpose. A substantial part of the agenda of the AGC is dedicated to responding to stockholder questions. A 'Help Desk' facility is provided by the Group's registrar to assist stockholders to resolve any specific queries that they may have in relation to their stockholding. The AGC was held on 25 April 2014 in the O'Reilly Hall, UCD, Belfield, Dublin 4 (2014 AGC). In line with the Group's policy to issue notice of the Annual General Court at least 20 working days before the meeting, notice of the 2014 AGC was circulated to stockholders on 21 March 2014. The Governor (who is also Chairman of the Group Nomination and Governance Committee) and the Chairmen of the Group Audit Committee and Court Risk Committee were in attendance to hear the views of stockholders and answer questions. It is usual for all Directors on the Court at the time of the AGC to attend; however Joe Walsh, the Chairman of the Group Remuneration Committee (as at the date of the 2014 AGC) was unavailable to attend the 2014 AGC due to illness. Patrick Haren, a member of the Group Remuneration Committee, was available to answer remuneration questions raised by stockholders at the 2014 AGC.

At the 2014 AGC, separate resolutions were proposed on each substantially separate issue and voting was conducted by way of poll. The results of every general court of the Bank, including details of votes cast for,

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

against and withheld on each resolution, are posted on the Group's website and released to the Irish, London and New York Stock Exchanges. As soon as the results of the 2014 AGC were calculated and verified, these were released to applicable exchanges, as set out above, and were made available on the Group's website.

The AGC of the Bank in 2015 is scheduled to be held on Wednesday 29 April 2015. Shareholders who will be unable to attend on this date are encouraged to submit queries and vote in advance to ensure continued participation.

New York Stock Exchange (NYSE) Corporate Governance Requirements

As a company formed by Charter in Ireland, listed on the Irish and London Stock Exchanges and with an American Depositary Receipts (ADR) listing on the NYSE, the Group's corporate governance practices reflect Irish law, the Listing Rules of the Irish Stock Exchange, relevant Listing Rules of the UK Listing Authority, the Irish Code, the Irish Annex and the UK Code. As a non-US company listed on the NYSE, the Bank is permitted to follow these home country corporate governance practices in lieu of most of the corporate governance standards set out in Section 303A of the NYSE corporate governance standards ('NYSE Rules'), which domestic US companies must follow. However, the Bank is required to submit an executed Annual Written Affirmation to the NYSE confirming compliance with applicable NYSE Rules and must also disclose any significant differences between its corporate governance practices and the requirements of the NYSE Rules applicable to US companies.

Significant differences between the Group's practice and NYSE Rules arise in the following areas:

Board Committees:

Under NYSE Rules, listed companies must have a Nominating / Corporate Governance Committee and a Compensation Committee, both of which must be composed entirely of independent Directors. The UK Code and the Irish Code provide that a majority of members of the nomination committee should be independent Non-executive Directors. The Bank has a Group Nomination and Governance Committee and a Group Remuneration Committee, both of which are broadly similar in purpose and constitution to the Committees required by the NYSE Rules and whose terms of reference comply with the requirements of the Irish Code and the UK Code. As the Governor was independent on appointment, the UK Code permits him to chair the Group Nomination and Governance Committee and be a member of the Group Remuneration Committee. The NYSE Rules require that each member of a compensation committee be independent, applying a standard of 'enhanced independence'. There are no enhanced independence standards for members of the Group Remuneration Committee under the Irish Code or UK Code. For part of the reporting period, Joe Walsh was Chairman of the Group Remuneration Committee and a member of the Group Nomination and Governance Committee. As Mr Walsh was nominated by the Minister for Finance under the terms of the Credit Institutions (Financial Support) Scheme, 2008, he was not considered independent by reference to the terms of the Irish Code and the UK Code, but was considered independent of management in accordance with the criteria set out in the NYSE Rules. Under NYSE Rules, before appointing compensation advisers, the compensation committee is required to consider specific independence factors. In accordance with the UK Code, the Bank discloses in its annual report whether remuneration consultants are appointed and includes a statement as to whether they have any other connection with the Group. It is Group practice to review the independence and objectivity of any remuneration consultants; however there are no specific independence criteria for remuneration committee advisors under the Irish Code or UK Code as would be the case for domestic US companies.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

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

Otherwise than as disclosed, the above mentioned Committees are composed entirely of Non-executive Directors whom the Court has determined to be independent by reference to the terms of the Irish Code and the UK Code.

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

On 21 January 2015, the Bank announced that the Court resolved to voluntarily delist its American Depositary Shares (ADS) from the New York Stock Exchange and to terminate its sponsored ADR programme. The delisting of the ADSs from the NYSE and termination of the ADR programme are consistent with the Group's investor relations strategy. Trading in Ireland and the United Kingdom accounted for the majority of the trading in the Group's shares in 2014. In contrast, ADRs account for less than 5% of the ordinary stock in issue and c.7.5% of worldwide trading in Bank of Ireland's shares and ADRs. Accordingly, the Group concluded that the benefits of reduced administrative complexity exceed those of continuing the programme. The last day of trading on the New York Stock Exchange was 13 February 2015 and the sponsored ADR programme is expected to be terminated on 22 April 2015.

BANK OF IRELAND GROUP
GOVERNANCE (Continued)

Attendance at scheduled and unscheduled meetings of the Court and its Committees during the year ended 31 December 2014

	Court Scheduled		Court Unscheduled		Group Audit Committee Scheduled		Group Audit Committee Unscheduled		Group Nomination and Governance Committee Scheduled		Group Nomination and Governance Committee Unscheduled		Group Remuneration Committee Scheduled		Group Remuneration Committee Unscheduled		Court Risk Committee Scheduled		Court Risk Committee Unscheduled
Name	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B
Kent Atkinson	11	11	1	1	8	8	1	1	—	—	—	—	—	—	—	—	9	6	2	2
Richie Boucher	11	11	1	1	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Pat Butler	11	11	1	1	—	—	—	—	5	5	1	1	4	4	—	—	9	8	2	2
Tom Considine	11	11	1	1	8	8	1	1	—	—	—	—	—	—	—	—	9	9	2	2
Patrick Haren	11	11	1	1	8	8	1	1	—	—	—	—	4	4	—	—	—	—	—	—
Archie G Kane	11	11	1	1	—	—	—	—	5	5	1	1	4	4	—	—	—	—	—	—
Andrew Keating	11	11	1	1	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Patrick Kennedy	11	11	1	1	—	—	—	—	1	1	—	—	4	4	—	—	9	9	2	2
(Appointed to the Group Nomination and Governance Committee on 23 September 2014)
Davida Marston	11	11	1	1	8	8	1	1	—	—	—	—	—	—	—	—	9	9	2	2
Bradley Martin	11	11	1	0	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Patrick Mulvihill	11	11	1	1	8	8	1	1	—	—	—	—	—	—	—	—	9	9	2	2
Patrick O'Sullivan	11	8	1	0	8	6	1	1	5	5	1	1	—	—	—	—	—	—	—	—
Wilbur L Ross Jr	5	5	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
(Resigned 9 June 2014)
Joe Walsh*	9	0	—	—	—	—	—	—	4	0	1	0	3	0	—	—	—	—	—	—
(Ceased to be a director following his death on 9 November 2014)

*
Mr Joe Walsh did not attend Court and / or Committee meetings in 2014 due to illness. Mr Walsh ceased to be a director of the Bank following his death on 9 November 2014.

Column A Indicates the number of meetings held during the period the Director was a member of the Court and / or the Committee and was eligible to attend.

Column B Indicates the number of meetings attended.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Charter and Bye-Laws

Objects and Registration Details

The Governor and Company of the Bank of Ireland (the 'Bank') is a chartered corporation owing its legal existence to an Act of the Irish Parliament of 1781/1782 (Bank of Ireland Act) and to a charter granted in 1783. The Bank is registered in Ireland with Companies Registration Office number C-1 and registered office at 40 Mespil Road, Dublin 4, Ireland (Tel: 00353 1 661 5933).

The Bank has registered a number of trading names including Bank of Ireland and Bank of Ireland Group. See note 54 to the consolidated financial statements for details of principal Group undertakings.

The Bank's objects and purposes were set out originally in the charter and have been subsequently amended by legislation and by resolutions passed by the Stockholders in General Court. The principal objects of the Bank are to carry on the business of banking and provision of all financial services.

Information required under the European Communities
(Takeover Bids (Directive 2004/25/EC)) Regulations 2006

As required by these Regulations, the information contained below represents the position at 31 December 2014.

Structure of the Bank's capital

The capital of the Bank is divided into ordinary stock, non-cumulative dollar preference stock, non-cumulative sterling preference stock, non-cumulative euro preference stock (which includes the 2009 Preference Stock) undesignated dollar, euro and sterling preference stock, collectively '2005 preference stock' and deferred stock.

At 31 December 2014, there was no non-cumulative dollar preference stock in issue. At 31 December 2014, there were in issue 1,876,090 units of non-cumulative sterling preference stock and 3,026,598 units of non-cumulative euro preference stock. As at December 2014, there was no units of 2005 preference stock in issue. As at 31 December 2014, there were 1,300,000,000 units of 2009 Preference Stock in issue. As at 31 December 2014, there were 91,980,594,628 units of deferred stock.

In November 2012, the High Court of Ireland approved a reduction in the Bank's stock premium account of €3.92 billion from €5.117 billion to €1.197 billion.

Further detail on the structure of the Bank's capital is set out in note 45 to the consolidated financial statements.

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

Renominalisation of ordinary stock—deferred stock

The Bank's ordinary stock was renominalised by Stockholders to €0.05 at the Extraordinary General Court held on 11 July 2011. Refer to note 45 to the consolidated financial statements for further information on the deferred stock created on the renominalisation.

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

(ii)   2011 Agreements

On 17 October 2011, the NPRFC sold a portion of its holding in the Bank to a group of significant institutional investors and fund managers ('Investors'), thereby reducing its holding in the ordinary stock of the Bank from 36% to 15.13% on that date. The NPRFC's remaining holding was transferred by operation of law pursuant to the National Treasury Management Agency (Amendment) Act 2014 (the '2014 Act') to a new fund created pursuant to the 2014 Act, the Ireland Strategic Investment Fund, on 22 December 2014.

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

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Restrictions on the transfer of stock in the Bank

There are no restrictions imposed by the Bank on the transfer of stock (other than the deferred stock, the transfer of which requires the prior written consent of the Directors), nor are there any requirements to obtain the approval of the Bank or other stockholders for a transfer of stock, save in certain limited circumstances set out in the Bye-Laws. A copy of the Bye-Laws may be found on www.bankofireland.com or may be had on request from the Group Secretary.

Persons with a significant direct or indirect holding of stock in the Bank.

Details of significant stockholdings may be found on page 460.

Special rights with regards to the control of the Bank

There are no special rights with regard to control of the Bank.

Stock relating to an employee share scheme that carry rights with regards to the control of the Bank that are not directly exercisable directly by employees.

Details of shares relating to employees may be found in capital stock note 45 to the consolidated financial statements.

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

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

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

The Group announced on 4 December 2013, that save in certain circumstances (including changes in the regulatory capital treatment of 2009 Preference Stock or taxation events) it does not intend to redeem the 2009 Preference Stock prior to 1 January 2016. The Group has advised the Central Bank of Ireland that it is not the Group's intention to recognise the 2009 Preference Stock as CET 1 capital after July 2016, unless the de-recognition of the 2009 Preference Stock would mean that an adequate capital buffer can not be maintained above applicable regulatory requirements.

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

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

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

The service contracts for Non-executive Directors do not make provision for benefits on termination in the event of a bid.

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

Limitation on the Rights to Own Securities

Neither the Charter nor the Bye-Laws impose restrictions on the right of non-resident or foreign shareholders to own securities in the Group. See, however, 'Exchange Control and Other Limitations Affecting Security Holders' on page 465 for restrictions imposed in the context of EU and UN sanctions.

Further Capital Calls

Bye-Laws 17 to 22 of the Bank deal with the mechanisms that enable the Directors of the Bank to make calls upon members in respect of any monies unpaid on their stock. All of the issued ordinary and preference stock of the Bank is fully paid up.

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

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

the company to issue such notices (the Bank is considered to be a public limited company for these purposes).

Under Bye-Law 60 of the Bank, members of the Bank may be required by notice from the Directors, to declare by statutory declaration whether they are beneficially entitled to the Ordinary Stock of the Bank of which they are a registered holder and, if they are not the beneficial owner, to disclose details of the persons in trust or on whose behalf the Ordinary Stock is held. The Bye-Laws provide that the Directors may issue a disenfranchisement notice to members in the event that they do not provide a declaration within the period prescribed within the Bye-Laws.

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

For further information on the stock option schemes refer to note 45 to the consolidated financial statements.

Directors' and Officers' Liability Insurance

Irish company law permits companies to purchase and maintain insurance against directors' and officers' liability. The Bye-Laws of the Bank enable the Group to purchase such liability insurance and make it clear that directors are entitled to vote and be counted in the quorum in respect of any resolution concerning the purchase of such insurance.

Material Contracts

See note 53 to the consolidated financial statements for details of material transactions with the State.

Share Capital

See note 45 to the consolidated financial statements for details on Capital Stock.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Management

The strategic direction of the Group is provided by the Court of Directors (the "Court") which comprises Executive and Non-executive Directors. Management is delegated to certain officers and committees of the Court. The table below details, as at 18 March 2015 the roles held by members of the Court of Directors, the years in which they were appointed a Director and, in the case of Executive Directors, the year of their appointment to their present position in brackets. The table below also details the roles held by members of senior management and the years in which they were appointed as members of senior management. This information is correct as at 18 March 2015.

Name	Age	Position held	Year appointed
Directors
Archie G Kane	62	Governor	2012
Patrick O'Sullivan	65	Deputy Governor and Senior Independent Director, Non-executive Director	2009
Richie Boucher	56	Group Chief Executive Officer (2009)	2006
Andrew Keating	44	Group Chief Financial Officer (2012)	2012
Kent Atkinson	69	Non-executive Director	2012
Pat Butler	54	Non-executive Director	2011
Tom Considine	70	Non-executive Director	2009
Patrick Haren	64	Non-executive Director	2012
Patrick Kennedy	45	Non-executive Director	2010
Davida Marston	61	Non-executive Director	2013
Brad Martin	55	Non-executive Director	2013
Patrick Mulvihill	52	Non-executive Director	2011
Executive Officers
Donal Collins	55	Head of Group Strategy & Development	2014
Sean Crowe	48	Group Treasurer	2014
Des Crowley	55	Chief Executive, Retail UK	2000
Liam McLoughlin	51	Chief Executive, Retail Ireland	2009
Peter Morris	58	Chief Governance Risk Officer	2010
Vincent Mulvey	53	Chief Credit and Market Risk Officer	2009
Senan Murphy	46	Head of Group Manufacturing	2012
Helen Nolan	57	Group Secretary	2009
Julie Sharp	49	Head of Group Human Resources	2010
Michael Torpey	55	Chief Executive, Corporate and Treasury Division	2013

Archie G Kane—Governor

Archie retired from Lloyds Banking Group plc in May 2011, where he was Group Executive Director—Insurance and Scotland. Prior to that, he held a number of senior and general management positions with Lloyds Banking Group plc and TSB Bank plc. He was Chairman of the Association of British Insurers. He is a former member of the UK Takeover Panel, the Financial Services Global Competitiveness Group, the Insurance Industry Working Group and HM Treasury and the Financial Services Advisory Board—Government of Scotland. He is a member of TheCityUK Advisory Council.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Archie has extensive experience of the financial services industry, having spent more than twenty five years in various senior commercial, strategic and operational roles in Lloyds Banking Group plc and TSB Bank plc. He is a member of the Institute of Chartered Accountants Scotland (ICAS).

Term of Office

Appointed to the Court in June 2012. Appointed Governor on 29 June 2012 (2.5 years). Date of expiration of current term of office is June 2015.

Patrick O'Sullivan—Deputy Governor and Senior Independent Director, Non-executive Director

From 2007 until 2009, Patrick was Vice Chairman of Zurich Financial Services Group where he had specific responsibility for its international businesses. He previously held roles at Zurich as Group Finance Director, CEO, General Insurance and Banking, of its UKISA division and CEO Eagle Star Insurance (London). Prior experience includes positions as Chief Operating Officer, Barclays DE Zoete Wedd Holdings (London); Managing Director, Financial Guaranty Insurance Company (part of GE Capital) (London & New York); Executive Director, Goldman Sachs International (London); General Manager, Bank of America Futures (London) and Chairman of UK Government Shareholder Executive.

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

Term of Office

Appointed to the Court in July 2009 (5.5 years). Date of expiration of current term of office is April 2015.

Other Principal Directorships

Chairman of Old Mutual plc and ERS Syndicate Management Limited. Advisor to Aquiline Capital Partners LLC.

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

Term of Office

Appointed to the Court in October 2006 (8.5 years) and appointed Group Chief Executive Officer in February 2009 (6 years).

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

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

Term of Office

Appointed to the Court in February 2012 (3 years).

Non-executive Directors

Kent Atkinson

Kent was Group Finance Director of Lloyds TSB Group between 1994 and 2002. Prior to that, he held a number of senior executive appointments in Retail Banking with Lloyds, including Regional Executive Director for their South East region, and worked for twenty two years in South America and the Middle East with the Group.

In addition to his extensive commercial and financial executive experience in the financial services industry, Kent has significant experience as a Non-executive Director across a range of international companies. He currently serves as Senior Independent Director and Chairman of the Audit Committee of UK Asset Resolution Limited (which includes Bradford & Bingley plc and NRAM plc). Previous board appointments include Coca-Cola HBC AG, Cookson Group plc, Gemalto N.V., Standard Life plc, Telent plc (formerly Marconi plc) and Millicom International Cellular S.A.

Kent has significant experience in governance, risk management and financial oversight, including in the capacity of Senior Independent Director, Chair of Audit Committee of a number of entities, and as a member of Risk, Strategy and M&A, Remuneration and Nomination Committees.

Term of Office

Appointed to the Court in January 2012 (3 years). Date of expiration of current term of office is January 2018.

Other Principal Directorships

Member of the Board of UK Asset Resolution Limited (which includes Bradford & Bingley plc and NRAM plc), where he is the Senior Independent Director, Chairman of the Audit Committee and a member of the Risk Committee.

Pat Butler

Pat is a partner of The Resolution Group, a financial services investment firm specialising in large scale restructuring. Prior to this he spent twenty five years with McKinsey & Co., where he was a senior Director and led the firm's UK Financial Services Practice and its EMEA Retail Banking Practice. At McKinsey & Co., he advised banks, insurance companies and asset managers in the UK, US, Australia, South Africa, Middle East and several European countries, as well as a range of companies outside financial services, on issues of strategy, operations, performance improvement and organisation.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Pat has considerable strategic experience in a broad range of industries with an international profile, and an in-depth strategic and operational knowledge of the European and International Banking sector in particular. He is a Fellow of Chartered Accountants Ireland.

Term of Office

Appointed to the Court in December 2011 (3 years). Date of Expiration of current term of office is December 2017.

Other Principal Directorships

Chairman of the Investment Committee of British Business Bank and Director of its commercial arm, British Business Bank Investments Ltd. Director of Hikma Pharmaceuticals plc and Governor of the British Film Institute.

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

Term of Office

Appointed to the Court in January 2009 (6 years).

Other Principal Directorships

President of the Institute of Public Administration.

Patrick Haren

Patrick is a former CEO of the Viridian Group, having joined Northern Ireland Electricity (NIE) in 1992 as Chief Executive. He previously worked with the ESB, including as Director- New Business Investment and also served as a board member of Invest Northern Ireland for a number of years.

Patrick is an experienced Chief Executive Officer who has gained extensive strategic, corporate development and transactional experience, having led the privatisation of NIE by IPO in 1993 and grown

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

the business under the new holding company Viridian through 2000 to 2007, positioning the company as the market leader in independent electricity generation and supply in competitive markets in Ireland, North and South. Patrick was appointed to the board of Bank of Ireland (UK) plc in June 2012 where he also serves as Chair of the Remuneration Committee and a member of the Nomination Committee. He was awarded a knighthood in 2008 for services to the electricity industry in Northern Ireland. He is a member of the Institute of Directors (UK).

Term of Office

Appointed to the Court in January 2012 (3 years). Date of Expiration of current term of office is January 2018.

Patrick Kennedy

Patrick was Chief Executive of Paddy Power plc from 2006 to 2014. He served as an Executive Director of Paddy Power plc since 2005 and a Non-executive Director since 2004, during which time he served as Chairman of the Audit Committee. He was a member of the Risk Committee of Paddy Power plc from 2006 to 2014. Prior to joining Paddy Power plc, Patrick worked at Greencore Group plc for seven years where he was Chief Financial Officer and also held a number of senior strategic and corporate development roles. Patrick also worked with KPMG Corporate Finance in Ireland and the Netherlands and as a strategy consultant with McKinsey & Co. in London, Dublin and Amsterdam.

As an experienced Chief Executive Officer and Finance Director, Patrick has in-depth knowledge of international business, management, finance, corporate transactions, strategic development and risk management through his involvement in Paddy Power plc, Elan Corporation plc (where he was Chairman of the Leadership, Development and Compensation Committee and a member of the Transaction Committee), Greencore Group plc and McKinsey & Co. He is a Fellow of Chartered Accountants Ireland.

Term of Office

Appointed to the Court in July 2010 (4.5 years). Date of expiration of current term of office is July 2016.

Davida Marston

Davida is a Non-executive Director of Liberbank S.A., where she is a member of the Nomination and Remuneration Committee and Mears Group plc (UK), where she chairs the Audit Committee. She is a former Director of a number of companies, including CIT Bank Limited, ACE European Group Limited and Europe Arab Bank plc. She was a member of the UK senior management team of Citigroup's UK Corporate Bank (1990-2003), which included a period as Regional Head UK and Ireland for the Banks and Securities business, and a senior manager at Bank of Montreal (1981-1990).

Davida has considerable financial services experience, both as an Executive and Non-executive Director and as Chair of Audit and Risk Committees in financial services companies. She has extensive non-executive experience with banking, life assurance and non-financial services companies.

Term of Office

Appointed to the Court in April 2013 (1.5 years). Date of expiration of current term of office is April 2016.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Other Principal Directorships

Non-executive Director of Liberbank S.A., where she is a member of the Nomination and Remuneration Committees. Non-executive Director and Chair of the Audit Committee of Mears Group Plc.

Brad Martin

Brad is Vice President, Strategic Investments, Fairfax Financial Holdings Limited, a publicly traded financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management. Brad gained 11 years' experience with the Canadian Law Firm, Torys LLP, including a year on secondment to the Ontario Securities Commission, becoming a Partner in the firm in 1995. He has worked in a variety of senior roles in the Fairfax Financial Group and served on the boards of a number of companies in which Fairfax is a significant investor. He is the Chairman of Ridley Inc. and Resolute Forest Products Inc. and serves as a Director of Eurobank Ergasias SA. Previous Board appointments include HUB International Limited, Cunningham Lindsey Group Limited, Blue Ant Media, Odyssey Re Group Limited, Northbridge Financial Corporation, The Brick Limited and Chairman of Imvescor Restaurant Group Inc.

Brad is a highly qualified lawyer with strong experience in a legal professional firm and in-house with Fairfax Financial Holdings Limited. He has particular skills in the areas of corporate strategy, operations management, acquisitions, restructures, corporate finance, legal and corporate governance and people management.

At the date of his appointment, Fairfax noted that it was pleased to have been able to nominate someone of Brad's calibre and experience as its nominee to the Court.

Term of Office

Appointed to the Court in July 2013 (1.5years). Date of expiration of current term of office is July 2016.

Other Principal Directorships

Chairman of Ridley Inc. and Resolute Forest Products Inc. Director of Eurobank Ergasias SA., where he is Chairman of the Nomination and Remuneration Committees and a member of the Audit and Risk Committees.

Patrick Mulvihill

Patrick spent much of his career at Goldman Sachs, retiring in 2006 as Global Head of Operations covering all aspects of Capital Markets Operations, Asset Management Operations and Payment Operations. He previously held the roles of Co-Controller, Co-Head of Global Controller's Department, covering financial / management reporting, regulatory reporting, product accounting and payment services. He was also a member of the firm's Risk, Finance and Credit Policy Committees. Patrick is a Non-executive Director of International Fund Services (Ireland) Limited.

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

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Term of Office

Appointed to the Court in December 2011 (3 years). Date of expiration of current term of office is December 2017.

Other Principle Directorships

Non-executive Director of International Fund Services (Ireland) Limited and Director of Beachvista Limited.

Executive Officers

Donal Collins—Head of Group Strategy Development

Donal joined Bank Of Ireland Group in 1999 and became a member of the Group Executive Committee in 2014. He has as held a number of senior management positions including Director, Corporate Banking; Head of Group Projects and Head of Group Strategy Development.

Prior to joining the Group, Donal worked for KBC Bank in a range of international senior management roles in aerospace, infrastructure and asset financing and KPMG Ireland as Director, Taxation. Donal is a graduate of University College Dublin, holding a Bachelor of Commerce Degree and Diploma in Professional Accounting. He is a Fellow of Chartered Accountants of Ireland and an Associate of the Irish Institute of Taxation. He also holds an MBA from the Open University.

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

Des Crowley—Chief Executive—Retail UK

Des joined Bank of Ireland Group in 1988 and became a member of the Group Executive Committee in 2000, on being appointed Chief Executive of Retail Banking and Distribution. In 2004, he was appointed Chief Executive, Retail Financial Services and Chief Executive, UK Financial Services in 2006. Appointed Director of the Bank in October 2006 until his retirement from this position in June 2011. Des was appointed Chief Executive Officer, Retail (Ireland & UK) in 2009 and Chief Executive, Retail UK and Chief Executive Officer of Bank of Ireland (UK) plc in 2012. He is a Director of First Rate Exchange Services Limited, the Group's joint venture with UK Post Office, and a Director of New Ireland Assurance Company plc. Prior to joining Bank of Ireland Group, Des worked with Arthur Andersen & Co. He is a graduate of Trinity College Dublin, holding a BA (Mod) degree and is a Fellow of the Chartered Institute of Management Accountants.

Liam McLoughlin—Chief Executive—Retail Ireland

Liam joined Bank of Ireland Group in 2004 and has held a number of senior management positions, including Chief Operating Officer, Corporate Banking, and Divisional Finance Officer, Capital Markets Division. In July 2007, he was appointed Director of Group Finance. In July 2009, he was appointed Head

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

of Group Manufacturing responsible for operations and technology Group-wide. In February 2012, Liam was appointed Chief Executive, Retail Ireland.

He is a Director of New Ireland Assurance Company plc and of Bank of Ireland Mortgage Bank. Liam is a former President of the Institute of Banking (2013/2014). Before joining Bank of Ireland Group, Liam held a number of senior finance roles at Ulster Bank Group and, prior to that, he was financial controller for the National Treasury Management Agency. Liam is a graduate of University College Dublin, holding a Bachelor of Commerce degree. He is a Fellow of Chartered Accountants Ireland.

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

Michael Torpey—Chief Executive—Corporate and Treasury Division

Michael Torpey joined Bank of Ireland Group in 2013 as Chief Executive, Corporate and Treasury Division. Prior to joining Bank of Ireland Group, Michael worked with the Irish Department of Finance and the National Treasury Management Agency. He played a central role on behalf of the State in the recapitalisation and restructuring of the Irish banking system, including the management of the State's shareholding and other interests in the banks. Michael also held senior positions in a number of banks including Group Treasurer for Irish Life & Permanent plc, Finance Director of Ulster Bank Group and Finance Director of First Active plc. He completed the Harvard Business School Advanced Management Programme and holds a BA in Economics from University College Dublin.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

The information below is as at 18 March 2015.

Senior Independent Director
Patrick O'Sullivan

 Group Audit Committee (GAC)
Kent Atkinson (Chairman)
Tom Considine
Patrick Haren
Davida Marston
Patrick Mulvihill
Patrick O'Sullivan

 Group Remuneration Committee (REM COM)
Pat Butler
Patrick Haren
Archie G Kane
Patrick Kennedy

 Group Nomination and Governance Committee (N&G)
Archie G Kane (Chairman)
Pat Butler
Patrick Kennedy
Patrick O'Sullivan

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
Mick Sweeney
Michael Torpey

 Group Investment Committee
Richie Boucher (Chairman and Court Member)
Donal Collins (Secretary)
Sean Crowe
Des Crowley
Andrew Keating (Court Member)
Liam McLoughlin
Peter Morris
Vincent Mulvey
Senan Murphy
Helen Nolan
Julie Sharp
Michael Torpey

Terms of Office of the Directors

See page 458, in 'Additional Information'.

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

During 2014, independent remuneration advice was received by the Bank from a number of external advisers on a range of issues relating to remuneration including the new career and reward framework, mobility and performance management.

The Group Remuneration Committee met four times in 2014 and discussed the following key topics:

•
Group Remuneration Committee Terms of Reference.

•
Group Remuneration Policy.

•
The Governor's remuneration and expenses.

•
Performance Reviews for the Group CEO and the Group Executive Committee.

•
Remuneration of the Heads of Key Risk Control Functions.

•
Group European Banking Authority (EBA) coded role list.

•
Group risk profile and implications of remuneration policies for risk and risk management.

•
Analysis of market practice regarding variable pay.

European Banking Authority Remuneration Guidelines

EBA Guidelines on Remuneration (the 'guidelines') were published on 10 December 2010 and came into effect from 1 January 2011. They were enacted into Irish Law in January 2011. The objective of these guidelines is to ensure that an institution's remuneration policies and practices are consistent with and promote sound and effective risk management. They apply to all institutions which are currently covered by Capital requirement regulations including the Bank of Ireland Group.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

During 2014, the Group continued to apply the guidelines to the performance and reward structures across the Group with the key areas of focus as follows:

Disclosure

The Group in 2014 continued to comply with its annual requirements to provide disclosures relating to:

•
Remuneration at Bank of Ireland

•
Decision-making processes for remuneration policy

•
Code staff

•
Remuneration restrictions

•
Link between pay and performance

•
Group Remuneration Strategy

•
Remuneration Expenditure

These disclosures were made as part of the Group's 2013 Pillar III disclosure in March 2014 which is available on the Group's website. The Group's 2014 Pillar lll disclosures will be made during 2015.

As a significant institution in an Irish banking context, the Group is required to submit additional disclosures under the EBA Remuneration data collection exercises. In 2014, the EBA revised and significantly expanded the templates used in these collection exercises. The Group continued to comply with its annual reporting requirements in 2014, submitting the following reports to the Central Bank of Ireland (the Central Bank):

•
2013 European Benchmarking exercise; and

•
2013 High Earners (those earning €1 million and above) report.

Alignment of performance and reward with risk

The Group's Risk Appetite Statement as set out on page 77 forms an integral element of remuneration structures, practices and frameworks. The Group's Risk Appetite Statement has been cascaded, as appropriate, throughout the Group.

Involvement of Risk Function

The Chairman of the Court Risk Committee and the Chief Credit & Market Risk Officer attended the Group Remuneration Committee meeting in September 2014. At this meeting the Chief Credit & Market Risk Officer reported on the Group's risk profile so that the Committee could consider the implications of remuneration policies for risk management within the Group.

Code Staff

The EBA published revised guidelines for the identification of those employees deemed to be persons whose professional activities have a material impact on the Group's risk profile. These guidelines came into effect from the end of June 2014. In accordance with the guidelines, the Group maintains a list of these employees.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Remuneration Restrictions

The Group is currently operating under a number of remuneration restrictions which cover all directors, senior executives, employees and service providers across the Group. In addition, variable incentive payments over a certain level which may be made to employees based in Ireland are currently subject to an additional tax charge. The remuneration restrictions are contained within the 'Minister's Letter' (July 2011), under which the Group gave a number of commitments and undertakings to the Minister for Finance in respect of remuneration practices. The Minister's Letter was a condition of the Transaction and Underwriting Agreement entered into with the Irish Government (July 2011) during the 2011 Recapitalisation of the Group.

The Group considers itself to be in compliance with these remuneration restrictions.

Attraction, Motivation and Retention

The Group's success depends in part on the availability of skilled people and the continued services of key members of its management team, both at its head office and at each of its business units.

If the Group fails to attract and appropriately train, motivate and retain skilled and qualified people, its businesses may be negatively impacted. Restrictions imposed on remuneration by Government, tax or regulatory authorities or other factors outside the Group's control in relation to the retention and recruitment of skilled and qualified people may adversely impact on the Group's ability to attract and retain such staff.

Group Remuneration Strategy

The Group's Remuneration Strategy, which aims to support the Group's objectives of long term sustainability and success, sound and responsible risk management and good corporate governance, was reviewed in 2014. The application of this strategy is done in consideration of and in alignment with the Group's Risk Appetite Statement.

In addition the strategy seeks to ensure that:

•
the Group's efforts are aligned with, and contribute to, the long term sustainability, value creation and success of the Group;

•
the Group has the necessary platform to attract, retain and motivate high calibre employees;

•
the Group offers a competitive remuneration package across all markets, in a cost effective manner;

•
remuneration practices are simple, transparent, easy to understand and implement;

•
sound and effective risk management is reflected in performance management and remuneration structures and their alignment to performance targets and governance structures;

•
remuneration is applied in consideration of and in alignment with the Group's Risk Appetite Statement and overall risk governance framework;

•
risk adjusted financial performance is an important measure when evaluating performance;

•
business and individual performance measures and targets are aligned with business objectives at either a Group or local business level, ensuring alignment with business strategy, risk measures and priorities and is based on a balanced scorecard approach;

•
all remuneration practices are subject to appropriate governance;

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

•
the Group is compliant with all applicable regulatory remuneration requirements as they relate to the Group; and

•
remuneration policies, process, procedures, systems and controls support the fair treatment of customers and mitigate the potential for conflict between commercial, customer and public interests.

These design features support all remuneration practices across the Group, being applied proportionately depending on the nature, scale and complexity of the particular business area.

Performance Management

A robust performance management system and process, incorporating performance planning and review, remains critical and is a key pillar of the Group's compliance with the guidelines.

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

The Balanced Scorecard contains four Key Result Areas (KRAs), each with a minimum weighting of 10%, that apply to all executive and manager roles in the Group:

•
Customer KRA

•
Leadership and People Development KRA

•
Financial / Revenue / Cost / Efficiency KRA

•
Risk KRA (covers all areas of Risk including Credit, Regulatory, Operational and Conduct Risk).

Goals set within these KRAs are linked to overall Divisional and Group Strategy, support the achievement of business unit objectives and are aligned to the Group's Risk Appetite Statement.

The KRAs are agreed between the manager / executive and his / her line manager at the beginning of the performance cycle. Regular informal reviews take place at times during the performance cycle. A formal end of year review occurs at the end of the performance cycle.

Remuneration packages for Executive Directors

There were no changes to the remuneration packages for Executive Directors during 2014.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

For the year ended 31 December 2014, the remuneration packages for Executive Directors were governed by the Group's commitments under the Minister's Letter (July 2011).

The key elements of the remuneration package in respect of the year ended 31 December 2014 were as follows (further detail is available in Table 1 on page 190):

•
Salary—Salaries are paid monthly and reviewed annually by the Group Remuneration Committee; and

•
Retirement Benefits—The Executive Directors are members of the Bank of Ireland Staff Pensions Fund, which is a contributory defined benefit scheme. In 2010, in line with the Group Pensions Review, all of the Executive Directors voluntarily agreed to a series of pension benefit reductions. These included, where applicable:

•
an initial freeze on salary qualifying for pension purposes and following that freeze period, capping of any future salary increases qualifying for pension purposes; and

•
a freeze on increases to pension in payment for up to three-years post-retirement; and

•
a cap on increases to pensions in payment following that three year period.

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

Other potential elements of the remuneration package for Executive Directors are as follows:

•
Performance-related bonus scheme—No bonuses will be paid to Executive Directors in respect of the year ended 31 December 2014. No bonuses have been paid to an Executive Director since 2008.; and

•
Employee Stock Issue Scheme—There was no stock issue award under the Employee Stock Issue Scheme in 2014 (for further details see note 45 to the consolidated financial statements on page 306). The last award made under the Employee Stock Issue Scheme was in 2008.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Directors' remuneration

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page 209.

Directors' remuneration for the year ended 31 December 2014 (all figures in €000s)

TABLE: 1

	Gross salary (1-3)	Fees (4)	Performance bonus (5)	Other remuneration (6)	Pension funding contributions (7)	Total 2014 before amounts waived	Amounts waived during the year (8)	Total 2014 (after amounts waived) (9)
Governor
A Kane	394	59		37		490		490
Deputy Governor
P O'Sullivan	126					126		126
Executive Directors
R Boucher	690			34	237	961	(118)	843
A Keating	390			31	35	456		456
Non-executive Directors
K Atkinson		102				102		102
P Butler		87				87		87
T Considine		98				98		98
P Haren		147				147		147
P Kennedy		81				81		81
D Marston		79				79		79
B Martin		63				63		63
P Mulvihill		79				79		79
W L Ross Jr		*28				28		28
(retired 9 June 2014)
J Walsh		*82				82		82
(ceased to be a Director following his death on 9 November 2014)

Totals	1,600	905	—	102	272	2,879	(118)	2,761

Ex-gratia payments paid to former Directors / dependents						201		201

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

(2)
The Chief Executive Officer, R Boucher, has, with effect from 1 May 2009, waived a portion of his salary (€67,000 for the year ended 31 December 2014). The salary shown in the table is the gross amount before that waiver.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

  In addition, he has voluntarily waived a portion of his 2014 pension accrual. The amount waived is such that the Pension funding contribution cost to the Bank reduces by €51,000 in 2014 and therefore the Pension funding contribution cost, after waiver, is the same as in 2013.

(3)
The Group Chief Financial Officer A Keating receives an annual salary of €390,000. His annual salary for pension purposes is €200,000 and the balance of his salary (€190,000) is excluded for pension purposes.

(4)
Fees are paid to Non-executive Directors and a basic fee of €63,000 per annum applies. Additional fees are paid to Committee Chairmen and for Committee membership. On 1 February 2009, all Non-executive Directors agreed to reduce their fees by 25%. These reductions applied throughout 2014. The basic fee of €63,000 is the reduced fee.

  In addition to the above, P Haren serves as Non-executive Director and committee member of Bank of Ireland (UK) plc and received separate fees for these roles (Stg£55,000, equivalent €68,000 for the year ended 31 December 2014).

(5)
No bonuses were awarded in respect of the year ended 31 December 2014.

(6)
The figures include car allowances and, where applicable, benefits in kind.

(7)
The amounts shown for R Boucher and A Keating relate to the Group's pension funding contribution in respect of the pension benefit they accrued in line with their contractual entitlement during 2014. There were no changes to Executive Directors' contractual pension benefit entitlements in the year other than both accepted the changes to pension benefits for all active members of the Bank Staff Pensions Fund under Pensions Review 2013 and the wavier outlined in note (2) above.

  The pension funding cost to the Group, in relation to the Group's sponsored defined benefit schemes, is updated following triennial pension scheme valuations to reflect changes in market yields, which have increased the cost of defined benefit funding. The pension funding cost also reflects the increased actuarial cost of each year's accrual as each Executive Director's term to normal retirement age reduces.

  All pension amounts have been determined by Towers Watson, the Group's actuarial advisors, and are approved by the Group Remuneration Committee.

(8)
Amounts of salary and pension accruals waived are as set out in note (2) above.

(9)
In addition to the amounts shown, the Group bears the costs of Directors' travel to and from Court and committee meetings or while on the business of the Group.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Directors' remuneration for the year ended 31 December 2013 (all figures in €000s)

TABLE: 2

	Gross salary (1-3)	Fees (4)	Performance bonus (5)	Other remuneration (6)	Pension funding contributions (7)	Total 2013 before amounts waived	Amounts waived during the year (8)	Total 2013 (after amounts waived) (9)
Governor
A G Kane	394	59		37		490		490
Deputy Governor
P O'Sullivan	126					126		126
Executive Directors
R Boucher	690			34	186	910	(67)	843
A Keating	390			31	35	456		456
Non-executive Directors
K Atkinson		102				102		102
P Butler		80				80		80
T Considine		98				98		98
P Haren		148				148		148
P Kennedy		79				79		79
D Marston		*54				54		54
(appointed 24 April 2013)
B Martin		*28				28		28
(appointed 23 July 2013)
P Mulvihill		79				79		79
W L Ross Jr		63				63		63
J Walsh		90				90		90
P Watsa		*35				35		35
(retired 23 July 2013)

Totals	1,600	915	—	102	221	2,838	(67)	2,771

Ex-gratia payments paid to former Directors / dependents						219		219

*
From date of appointment or to date of retirement as a Non-executive Director, as indicated.

  Notes:

(1)
The Governor and Deputy Governor, as Non-executive Officers of the Bank, are remunerated by way of non-pensionable salary.

  A G Kane receives an annual non-pensionable salary of €394,000 for his role as Governor. In addition he has a consultancy arrangement with Bank of Ireland (UK) plc in respect of which he receives an annual fee of €59,000. He also receives an accommodation, utilities and car allowance of €37,000 per annum.

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

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

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

  The pension funding contribution of R Boucher is after taking account of a voluntary waiver of a portion of his 2013 pension accrual. The amount waived was such that the pension funding contribution cost to the Bank reduced by €36,000 in 2013.

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

There are no outstanding grants awaiting vesting under this scheme.

TABLE: 3

	Date of grant	Earliest exercise date	Expiry date	Exercise price €	Options at 1 January 2014	Granted in period	Exercised in year	Lapsed in period	Market price at exercise date €	Options at 31 December 2014
R Boucher	26 Jul 2004	26 Jul 2007	26 Jul 2014	€10.76	26,000	—	—	(26,000)	—	—
	21 Jun 2005	21 Jun 2008	21 Jun 2015	€12.85	23,000	—	—	—	—	23,000

TOTAL					49,000	—	—	(26,000)	—	23,000

Secretary
H Nolan	26 Jul 2004	26 Jul 2007	26 Jul 2014	€10.76	12,000	—	—	(12,000)	—	—
	21 Jun 2005	21 Jun 2008	21 Jun 2015	€12.85	11,000	—	—		—	11,000

TOTAL					23,000	—	—	(12,000)	—	11,000

The above options are pre the Group's 2010 Rights Issue and 2011 Rights Issue. The Group Remuneration Committee exercised its discretion to not make any technical adjustments to these grants in 2011. No other Directors have been granted options to subscribe for units of ordinary stock of the Bank or of other Group entities. The official closing price per unit of ordinary stock at 31 December 2014 was €0.3130 (31 December 2013: €0.252).

Directors' pension benefits

Set out below are details of the change in accrued pension benefits for the Directors during the year ended 31 December 2014.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

TABLE: 4

	(a) Additional inflation-adjusted accrued pension in the year €	(b) Increase in transfer value €	(c) Accrued pension benefits at 31 December 2014 €
Executive Directors
R Boucher	7,417	144,351	330,492
A Keating	3,132	23,526	34,104

Column (a) represents the inflation-adjusted increase in each individual's accrued pension during the year. Increases are shown after the opening position has been adjusted for statutory revaluation, and comprise allowance for additional pensionable service, any increases in pensionable earnings and any agreed adjustment in the individual's pension accrual. This is in line with the requirements of the Listing Rules and the related actuarial professional guidance.

During 2014, both Directors' accrued pension amounts were negatively adjusted to reflect the passing on of the 2013 instalment of the pensions levy to members. These adjustments are reflected in the figures in the table.

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

Column (c) is the aggregate pension benefits payable at normal retirement age based on each Director's pensionable service with the Group at 31 December 2014.

Directors' and Secretary's interests in stock

In addition to their interests in stock through their holding of stock options as set out in Table 3, the interests of the Directors and Secretary in stock issued by the Bank as disclosed to the Bank under section 53 and extended by section 64 of the Companies Act 1990 are detailed below:

TABLE: 5

	Units of €0.05 of ordinary stock at 31 December 2014 beneficial	Units of €0.05 of ordinary stock at 1 January 2014 beneficial
DIRECTORS
K Atkinson	2,000	2,000
R Boucher	380,957	380,957
P Butler	22,519	1,000
T Considine	57,500	57,500
P Haren	1,000	1,000
A G Kane	11,074	11,074
A Keating	233,608	56,014
P Kennedy	254,642	254,642
D Marston	100,000	5,000
B Martin	100,000	100,000
P Mulvihill	5,000	5,000
P O'Sullivan	115,000	115,000
SECRETARY
H Nolan	80,043	80,043

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Apart from the interests set out above and in the previous section, the Directors and Secretary had no other interests in the stock / securities of the Bank or its Group undertakings at 31 December 2014. There have been no changes in the stockholdings of the above Directors and Secretary between 31 December 2014 and 20 February 2015.

End of information in the Remuneration Report that forms an integral part of the audited financial statements.

Changes in the Directorate during the year

TABLE: 6

	Executive Directors	Non-executive Directors
Number at 31 December 2013	2	12
Changes during 2014
Retirements		Wilbur L Ross Jr (9 June 2014)
		Joe Walsh (9 November 2014)
Number at 31 December 2014	2	10
Average number during 2014	2	11
(Average number during 2013)	(2)	(12)

BANK OF IRELAND GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED 31 DECEMBER 2014

BANK OF IRELAND GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Court of Directors and members of The Governor and Company of the Bank of Ireland

In our opinion, the accompanying consolidated balance sheet and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of cash flows and consolidated statement of changes in equity present fairly, in all material respects, the financial position of The Governor and Company of the Bank of Ireland and its subsidiaries (the 'Group') at 31 December 2014 and 31 December 2013, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in 'Management's Annual Report on Internal Control over Financial Reporting' appearing under 'Controls and Procedures' in the Additional Information section on page 471 of the Annual Report on Form 20F. Our responsibility is to express opinions on these financial statements and on the Group's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in the accounting policies section on page 211 and in note 60, in 2014 the Group changed the manner in which it accounts for levies imposed by governments, due to the implementation of IFRIC Interpretation 21: Levies, which resulted in the inclusion of the January 1, 2013 balance sheet.

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

/s/ PricewaterhouseCoopers
Dublin
Ireland

25 March 2015

BANK OF IRELAND GROUP

CONSOLIDATED INCOME STATEMENT

	Note	Year ended 31 December 2014 €m	Restated* Year ended 31 December 2013 €m	Restated* Year ended 31 December 2012 €m
Interest income	2	3,432	3,669	4,006
Interest expense	3	(1,111)	(1,665)	(2,560)

Net interest income		2,321	2,004	1,446
Net insurance premium income	4	1,344	1,073	1,156
Fee and commission income	5	558	493	515
Fee and commission expense	5	(214)	(192)	(215)
Net trading (expense) / income	6	(42)	12	(275)
Life assurance investment income, gains and losses	7	814	531	678
(Loss) / gain on liability management exercises	8	(5)	4	69
Other operating income	9	275	64	79

Total operating income		5,051	3,989	3,453
Insurance contract liabilities and claims paid	10	(2,079)	(1,470)	(1,725)

Total operating income, net of insurance claims		2,972	2,519	1,728
Other operating expenses	11	(1,705)	(1,576)	(1,625)
Impact of amendments to defined benefit pension scheme	43	93	274	—
Cost of restructuring programme	12	(56)	(90)	(150)

Operating profit / (loss) before impairment charges on
financial assets and loss on deleveraging		1,304	1,127	(47)
Impairment charges on financial assets	14	(472)	(1,665)	(1,769)
Loss on deleveraging of financial assets	15	—	(3)	(326)

Operating profit / (loss)		832	(541)	(2,142)
Share of results of associates and joint ventures (after tax)	16	92	31	46
Loss on disposal / liquidation of business activities	17	(4)	(10)	(69)

Profit / (loss) before tax		920	(520)	(2,165)
Taxation (charge) / credit	18	(134)	34	334

Profit / (loss) for the year		786	(486)	(1,831)

Attributable to stockholders		786	(483)	(1,825)
Attributable to non-controlling interests		—	(3)	(6)

Profit / (loss) for the year		786	(486)	(1,831)

Earnings per unit of €0.05 ordinary stock	19	2.0c	(2.3c )	(6.7c )

Diluted earnings per unit of €0.05 ordinary stock	19	2.0c	(2.3c )	(6.7c )

*
As outlined in the Group accounting policies on page 211, comparative periods have been restated to reflect the change in timing of recognition of the FSCS levy in accordance with IFRIC 21 'Levies'. See note 60 for additional information.

The accounting policies, critical accounting estimates and judgements and notes on pages 208 to 356 form an integral part of these Consolidated Financial Statements

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended 31 December 2014 €m	Restated* Year ended 31 December 2013 €m	Restated* Year ended 31 December 2012 €m
Profit / (loss) for the year	786	(486)	(1,831)

Other comprehensive income, net of tax:
Items that may be reclassified to profit or loss in subsequent years:
Available for sale reserve, net of tax:
Changes in fair value	301	361	889
Transfer to income statement
—Asset disposal	(168)	(44)	(53)
—Impairment	—	—	39

Net change in available for sale reserve	133	317	875

Cash flow hedge reserve, net of tax:
Changes in fair value	(108)	230	546
Transfer to income statement	267	(411)	(398)

Net change in cash flow hedge reserve	159	(181)	148

Foreign exchange reserve:
Foreign exchange translation gains / (losses)	275	(93)	80
Transfer to income statement on liquidation of non-trading entities	—	12	56

Net change in foreign exchange reserve	275	(81)	136

Total items that may be reclassified to profit or loss in subsequent years	567	55	1,159

Items that will not be reclassified to profit or loss in subsequent years:
Remeasurement of the net defined benefit pension liability	(353)	(117)	(775)
Revaluation of property, net of tax	1	—	(1)

Total items that will not be reclassified to profit or loss in subsequent years	(352)	(117)	(776)

Other comprehensive income for the year, net of tax	215	(62)	383

Total comprehensive income for the year, net of tax	1,001	(548)	(1,448)

Total comprehensive income attributable to equity stockholders	1,001	(545)	(1,442)
Total comprehensive income attributable to non-controlling interests	—	(3)	(6)

Total comprehensive income for the year, net of tax	1,001	(548)	(1,448)

*
As outlined in the Group accounting policies on page 211, comparative periods have been restated to reflect the change in timing of recognition of the FSCS levy in accordance with IFRIC 21 'Levies'. See note 60 for additional information.

The effect of tax on these items is shown in note 18.

The accounting policies, critical accounting estimates and judgements and notes on pages 208 to 356 form an integral part of these Consolidated Financial Statements

BANK OF IRELAND GROUP

CONSOLIDATED BALANCE SHEET

	Note	31 December 2014 €m	Restated* As at 31 December 2013 €m	Restated* As at 1 January 2013(1) €m
Assets
Cash and balances at central banks	50	4,991	6,385	8,472
Items in the course of collection from other banks		435	363	448
Trading securities	20	12	252	143
Derivative financial instruments	21	3,692	3,492	5,847
Other financial assets at fair value through profit or loss	22	11,528	10,306	9,460
Loans and advances to banks	23	4,851	4,759	9,502
Available for sale financial assets	24	13,580	12,104	11,093
NAMA senior bonds	25	2,374	3,957	4,428
Loans and advances to customers	26	82,118	84,514	92,621
Interest in associates	28	56	89	91
Interest in joint ventures	29	233	209	227
Intangible assets	30	410	374	371
Investment properties	31	701	805	848
Assets classified as held for sale	32	135	—	—
Property, plant and equipment	33	324	322	333
Current tax assets		11	28	33
Deferred tax assets	42	1,638	1,710	1,637
Other assets	34	2,705	2,460	2,405
Retirement benefit asset	43	6	4	2

Total assets		129,800	132,133	147,961

Equity and liabilities
Deposits from banks	35	3,855	12,213	21,125
Customer accounts	36	74,837	73,867	75,170
Items in the course of transmission to other banks		379	147	268
Derivative financial instruments	21	4,038	3,228	5,274
Debt securities in issue	37	16,040	15,280	18,073
Liabilities to customers under investment contracts	38	5,680	5,460	5,256
Insurance contract liabilities	38	9,918	8,502	7,988
Other liabilities	40	2,628	2,823	3,124
Current tax liabilities		30	28	23
Provisions	41	85	90	119
Deferred tax liabilities	42	71	92	92
Retirement benefit obligations	43	992	845	1,077
Subordinated liabilities	39	2,500	1,675	1,707

Total liabilities		121,053	124,250	139,296

*
As outlined in the Group accounting policies on page 211, comparative periods have been restated to reflect the change in timing of recognition of the FSCS levy in accordance with IFRIC 21 'Levies'. See note 60 for additional information.

(1)
Opening balance sheet as at 1 January 2013 reflects the Group's restated closing balance as at 31 December 2012.

The accounting policies, critical accounting estimates and judgements and notes on pages 208 to 356 form an integral part of these Consolidated Financial Statements

BANK OF IRELAND GROUP

CONSOLIDATED BALANCE SHEET (Continued)

	Note	31 December 2014 €m	Restated* As at 31 December 2013 €m	Restated* As at 1 January 2013(1) €m
Equity
Capital stock	45	2,558	2,558	2,452
Stock premium account	46	1,135	1,135	1,210
Retained earnings		4,196	3,805	4,683
Other reserves		876	404	336
Own stock held for the benefit of life assurance policyholders		(12)	(13)	(14)

Stockholders' equity		8,753	7,889	8,667
Non-controlling interests		(6)	(6)	(2)

Total equity		8,747	7,883	8,665

Total equity and liabilities		129,800	132,133	147,961

*
As outlined in the Group accounting policies on page 211, comparative periods have been restated to reflect the change in timing of recognition of the FSCS levy in accordance with IFRIC 21 'Levies'. See note 60 for additional information.

(1)
Opening balance sheet as at 1 January 2013 reflects the Group's restated closing balance as at 31 December 2012.

The accounting policies, critical accounting estimates and judgements and notes on pages 208 to 356 form an integral part of these Consolidated Financial Statements

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Year ended 31 December 2014 €m	Restated* Year ended 31 December 2013 €m	Restated* Year ended 31 December 2012 €m
Capital stock
Balance at the beginning of the year	2,558	2,452	2,452
Issue of ordinary stock (note 59)	—	111	—
Redemption of the 2009 Preference Stock (note 59)	—	(5)	—

Balance at the end of the year	2,558	2,558	2,452

Stock premium account
Balance at the beginning of the year	1,135	1,210	5,127
Issue of ordinary stock (note 59)	—	469	—
Transaction costs on issue of ordinary stock (note 59)	—	(12)	—
Redemption of the 2009 Preference Stock (note 59)	—	(532)	—
Transfer to retained earnings	—	—	(3,920)
Transaction costs on transfer to retained earnings	—	—	3

Balance at the end of the year	1,135	1,135	1,210

Retained earnings
Balance at the beginning of the year (prior to restatement)	3,791	4,673	3,571
Effect of change in accounting policy*	14	10	—

Balance at the beginning of the year (restated)	3,805	4,683	3,571
Profit / (Loss) retained	645	(723)	(2,021)

—Profit / (loss) for year attributable to stockholders	786	(483)	(1,825)
—Dividends on 2009 Preference Stock and other preference equity interests paid in cash	(141)	(240)	(196)

Transfer from / (to) capital reserve	94	(17)	(47)
Transaction costs on the transfer of the 2009 Preference Stock	—	(27)	—
Remeasurement of the net defined benefit pension liability	(353)	(117)	(775)
Transfer from share based payment reserve	2	4	—
Other movements	3	2	(4)
Transfer from stock premium account	—	—	3,920
Purchase of non-controlling interest	—	—	39

Balance at the end of the year	4,196	3,805	4,683

*
As outlined in the Group accounting policies on page 211, comparative periods have been restated to reflect the change in timing of recognition of the FSCS levy in accordance with IFRIC 21 'Levies'. See note 60 for additional information.

The accounting policies, critical accounting estimates and judgements and notes on pages 208 to 356 form an integral part of these Consolidated Financial Statements

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

	Year ended 31 December 2014 €m	Restated* Year ended 31 December 2013 €m	Restated* Year ended 31 December 2012 €m
Other Reserves:
Available for sale reserve
Balance at the beginning of the year	467	150	(725)
Net changes in fair value	342	414	1,015
Transfer to income statement (pre tax)
—Asset disposal (note 9)	(192)	(50)	(60)
—Impairment (note 14)	—	—	45
Deferred tax on reserve movements	(17)	(47)	(125)

Balance at the end of the year	600	467	150

Cash flow hedge reserve
Balance at the beginning of the year	46	227	79
Changes in fair value	(125)	259	590
Transfer to income statement (pre tax)
—Net trading income (foreign exchange)	389	(329)	(473)
—Net interest income (note 2)	(81)	(132)	56
Deferred tax on reserve movements	(24)	21	(25)

Balance at the end of the year	205	46	227

Foreign exchange reserve
Balance at the beginning of the year	(807)	(726)	(862)
Exchange adjustments during the year	275	(93)	80
Transfer to income statement on liquidation of non-trading entities (note 17)	—	12	56

Balance at the end of the year	(532)	(807)	(726)

Capital contribution	116	116	116

Capital reserve
Balance at the beginning of the year	574	557	510
Transfer (to) / from retained earnings	(94)	17	47

Balance at the end of the year	480	574	557

Share based payment reserve
Balance at the beginning of the year	3	7	7
Transfer to retained earnings	(2)	(4)	—

Balance at the end of the year	1	3	7

*
As outlined in the Group accounting policies on page 211, comparative periods have been restated to reflect the change in timing of recognition of the FSCS levy in accordance with IFRIC 21 'Levies'. See note 60 for additional information.

The accounting policies, critical accounting estimates and judgements and notes on pages 208 to 356 form an integral part of these Consolidated Financial Statements

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

	Year ended 31 December 2014 €m	Restated* Year ended 31 December 2013 €m	Restated* Year ended 31 December 2012 €m
Revaluation reserve
Balance at the beginning of the year	5	5	6
Revaluation of property	1	—	(2)
Deferred tax on revaluation of property	—	—	1

Balance at the end of the year	6	5	5

Total other reserves	876	404	336

Own stock held for the benefit of life assurance policyholders
Balance at the beginning of the year	(13)	(14)	(15)
Changes in value and amount of stock held	1	1	1

Balance at the end of the year	(12)	(13)	(14)

Total stockholders' equity excluding non-controlling interests	8,753	7,889	8,667

Non-controlling interests
Balance at the beginning of the year	(6)	(2)	37
Share of net loss	—	(3)	(6)
Capital contribution by non-controlling interest	—	—	14
Purchase of non-controlling interest	—	—	(47)
Other movements	—	(1)	—

Balance at the end of the year	(6)	(6)	(2)

Total equity	8,747	7,883	8,665

*
As outlined in the Group accounting policies on page 211, comparative periods have been restated to reflect the change in timing of recognition of the FSCS levy in accordance with IFRIC 21 'Levies'. See note 60 for additional information.

The accounting policies, critical accounting estimates and judgements and notes on pages 208 to 356 form an integral part of these Consolidated Financial Statements

BANK OF IRELAND GROUP

CONSOLIDATED CASH FLOW STATEMENT

	Note	Year ended 31 December 2014 €m	Restated* Year ended 31 December 2013 €m	Restated* Year ended 31 December 2012 €m
Cash flows from operating activities
Profit / (loss) before tax		920	(520)	(2,165)
Share of results of associates and joint ventures	16	(92)	(31)	(46)
Loss on disposal / liquidation of business activities	17	4	10	69
Depreciation and amortisation		118	118	142
Impairment charges on financial assets	14	472	1,665	1,769
Loss on deleveraging of financial assets	15	—	3	326
(Reversal of impairment) / revaluation of property	33	(9)	1	11
Revaluation of investment property	31	(94)	32	25
Interest expense on subordinated liabilities	3	200	178	159
Charge for retirement benefit obligation	11	138	133	70
Impact of amendments to defined benefit pension schemes	43	(93)	(274)	—
Loss / (gain) on liability management exercises	8	5	(4)	(69)
Charges / (gains) arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss'	6	10	154	297
Gain on Contingent Capital Note	3	—	—	(79)
Net change in accruals and interest payable		(220)	(464)	30
Other non-cash items		(153)	73	96

Cash flows from operating activities before changes in operating assets and liabilities		1,206	1,074	635

Net change in items in the course of collection from other banks		163	(41)	(4)
Net change in trading securities		240	(109)	(137)
Net change in derivative financial instruments		512	481	(111)
Net change in other financial assets at fair value through profit or loss		(1,222)	(848)	(545)
Net change in loans and advances to banks		132	3,189	(3,107)
Net change in loans and advances to customers		4,048	5,301	5,467
Net change in other assets		1,345	382	414
Net change in deposits from banks		(8,381)	(8,901)	(10,265)
Net change in customer accounts		(886)	(687)	3,970
Net change in debt securities in issue		1,308	(2,477)	(509)
Net change in liabilities to customers under investment contracts		220	204	302
Net change in insurance contract liabilities		1,416	514	951
Net change in other liabilities		(518)	25	(433)
Effect of exchange translation and other adjustments		51	(405)	(679)

Net cash flow from operating assets and liabilities		(1,572)	(3,372)	(4,686)

Net cash flow from operating activities before tax		(366)	(2,298)	(4,051)
Tax paid		(25)	(50)	(36)

Net cash flow from operating activities		(391)	(2,348)	(4,087)
Investing activities (section a below)		(345)	(766)	3,150
Financing activities (section b below)		(253)	(694)	(751)

Net change in cash and cash equivalents		(989)	(3,808)	(1,688)
Opening cash and cash equivalents	50	10,754	14,328	15,764
Effect of exchange translation adjustments		(308)	234	252

Closing cash and cash equivalents	50	9,457	10,754	14,328

*
As outlined in the Group accounting policies on page 211, comparative periods have been restated to reflect the change in timing of recognition of the FSCS levy in accordance with IFRIC 21 'Levies'. See note 60 for additional information.

The accounting policies, critical accounting estimates and judgements and notes on pages 208 to 356 form an integral part of these Consolidated Financial Statements

BANK OF IRELAND GROUP

CONSOLIDATED CASH FLOW STATEMENT (Continued)

	Note	Year ended 31 December 2014 €m	Restated* Year ended 31 December 2013 €m	Restated* Year ended 31 December 2012 €m
(a) Investing activities
Additions to available for sale financial assets	24	(3,844)	(3,346)	(5,570)
Disposal / redemption of available for sale financial assets	24	3,220	2,549	6,013
Additions to property, plant and equipment(1)	33	(25)	(33)	(42)
Disposal of property, plant and equipment	33	2	2	6
Additions to intangible assets	30	(112)	(84)	(78)
Disposals of intangible assets	30	—	—	3
Additions to investment property		(57)	—	—
Disposal of investment property		140	12	127
Dividends received from joint ventures	29	36	50	60
Net change in interest in associates		72	(2)	(5)
Net proceeds from disposal of loan portfolios	15	—	86	1,981
Net proceeds from disposal of business activities		223	—	655

Cash flows from investing activities		(345)	(766)	3,150

(b) Financing activities
Redemption of the 2009 Preference Stock	59	—	(537)	—
Transaction costs on the transfer of the 2009 Preference Stock	59	—	(27)	—
Net proceeds from issue of ordinary stock	59	—	568	—
Interest paid on subordinated liabilities		(159)	(159)	(136)
Dividend paid on 2009 Preference Stock and other preference equity interests		(141)	(240)	(196)
Consideration paid in respect of liability management exercises		(703)	(299)	(680)
Proceeds from issue of new subordinated liabilities		750	—	250
Capital contribution by non-controlling interest		—	—	14
Consideration paid in respect of purchase of non-controlling interest		—	—	(3)

Cash flows from financing activities		(253)	(694)	(751)

*
As outlined in the Group accounting policies on page 211, comparative periods have been restated to reflect the change in timing of recognition of the FSCS levy in accordance with IFRIC 21 'Levies'. See note 60 for additional information.

(1)
Excludes €nil (31 December 2013: €1 million; 31 December 2012: €12 million) of property, plant and equipment acquired under finance lease agreements (note 33).

The accounting policies, critical accounting estimates and judgements and notes on pages 208 to 356 form an integral part of these Consolidated Financial Statements

BANK OF IRELAND GROUP

INDEX TO ACCOUNTING POLICIES

BANK OF IRELAND GROUP

ACCOUNTING POLICIES

Accounting policies

The following are Bank of Ireland Group's principal accounting policies.

Basis of preparation

The financial statements comprise the Consolidated income statement, the Consolidated statement of comprehensive income, the Consolidated balance sheet, the Consolidated statement of changes in equity, the Consolidated cash flow statement, the Group accounting policies and critical accounting estimates and judgements and the notes to the Consolidated financial statements on pages 240 to 356. The financial statements include the information that is described as being an integral part of the audited financial statements contained in: (i) Sections 3.1, 3.2, 3.3, 3.4 and 4 of the Risk Management Report as described further on the bottom of page 68; (ii) the Remuneration Report as described further on page 190; and (iii) Other Information -Group exposures to selected countries as described further on the top of page 357. The financial statements also include the Tables in Other Information—Supplementary Asset Quality and Forbearance Disclosures that are described as being an integral part of the audited financial statements as described further on the top of page 367.

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

The preparation of the financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. A description of the critical estimates and judgements is set out on pages 236 to 239.

References to 'the State' throughout this document should be taken to refer to the Republic of Ireland, its Government and, where and if relevant, Government departments, agencies and local Government bodies.

Going concern

The time period that the Directors have considered in evaluating the appropriateness of the going concern basis in preparing the financial statements for the year ended 2014 is a period of twelve months from the balance sheet date ('the period of assessment').

In making this assessment, the Directors considered the Group's business, profitability projections, funding and capital plans, under both base and plausible stress scenarios, together with a range of other factors such as the outlook for the Irish economy, taking due account of the availability of collateral to access the Eurosystem along with ongoing developments in the eurozone including the impact of the change of

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

government in Greece in January 2015. The matters of primary consideration by the Directors are set out below:

Capital

On 26 October 2014 the ECB announced the results of its comprehensive assessment, which covered 130 European banks, including the Group. The overall result for Bank of Ireland confirmed that the Group has passed the comprehensive assessment, with substantial capital buffers over the threshold capital ratios in both the baseline and adverse stress test scenarios.

The phased implementation of CRD IV impacts the Group's capital position during the period of assessment. The Group has developed capital plans under base and stress scenarios and expects to maintain a buffer over regulatory minima throughout the period of assessment.

The Directors believe this satisfactorily addresses the capital risk.

Liquidity and funding

During 2014 the Group has accessed wholesale funding markets through both secured and unsecured issuances.

The Group's drawings from Monetary Authorities reduced by €3.9 billion to €4.4 billion during the year ended 31 December 2014. Of these drawings, €1.5 billion were drawn under the ECB's targeted longer-term refinancing operations (TLTRO), and mature beyond the period of assessment, while the remainder, including the Group's drawings of €1.7 billion under the three-year longer-term refinancing operations (LTRO), mature during the period of assessment. The ECB fixed rate full allotment policy in respect of its main refinancing operations, which roll on a short term basis, has been extended at least until the end of the Eurosystem's reserve maintenance period ending in December 2016, and is available to the Group during the period of assessment.

It is expected that the Group will continue to require access to the Monetary Authorities for funding during the period of assessment. In addition, in the context of its assessment of going concern, the Group discussed this funding with the Central Bank and it sought assurance on the continued availability of required liquidity from the Eurosystem during the period of assessment. The Directors are satisfied, based on the clarity of confirmations received from the Central Bank that, in all reasonable circumstances, the required liquidity and funding from the ECB and the Central Bank will be available to the Group during the period of assessment.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Adoption of new accounting standards

The following interpretation and amendments to standards have been adopted by the Group during the year ended 31 December 2014:

Recently adopted accounting pronouncements

•
IFRIC Interpretation 21: Levies;

•
Amendments to IAS 32, 'Financial Instruments' on asset and liability offsetting;

•
Amendments to IAS 36 'Recoverable Amount Disclosures for Non-Financial Assets' on impaired assets disclosures;

•
Amendment to IAS 39 'Novation of derivatives and continuation of hedge accounting';

•
Amendments to IAS 19 'Defined benefit plans employee contributions'; and

•
Annual improvements 2010-2012 and Annual improvements 2011-2013.

Several other new amendments apply for the first time in 2014. However, they do not impact the Consolidated financial statements of the Group.

New accounting pronouncements

The nature and the impact of each new standard / amendment are described below:

IFRIC Interpretation 21: Levies

IFRIC 21 deals with accounting for levies imposed by governments. It principally addresses the question of when an entity should recognise a liability to pay a levy. The interpretation provides that a levy is provided for on the date identified by the legislation that triggers the obligation to pay the levy. This pronouncement has caused the trigger date for the UK FSCS levy to change from 31 December each year to the following 1 April, the start of the levy year. The financial statements for the comparative periods have been restated to reflect this change as outlined in note 60.

In accordance with IFRIC 21, the Group has recognised a charge of €38 million in respect of the Irish bank levy in October 2014, on the date on which all of the requirements set out in the legislation were met.

In addition to IFRIC 21, the following amendments to standards have also been implemented but have not had an effect on the Group's results.

Amendments to IAS 32, 'Financial Instruments' on asset and liability offsetting

These amendments give additional application guidance to address inconsistencies identified in applying the offsetting criteria used in the standard. Some gross settlement systems may qualify for offsetting where they exhibit certain characteristics akin to net settlement.

Amendments to IAS 36 'Recoverable Amount Disclosures for Non-Financial Assets' on impaired assets disclosures

These amendments specifically require disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal, e.g. recoverable amount, level of fair value hierarchy, valuation technique, key assumptions etc.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Amendment to IAS 39 'Novation of derivatives and continuation of hedge accounting'

This amendment allows hedge accounting to continue where a derivative, which has been designated as a hedging instrument, is novated to a clearing counterparty, if specific conditions are met. The amendment allows limited changes to the hedging instrument to facilitate the novation.

Amendments to IAS 19 'Defined benefit plans employee contributions'

The amendments apply to contributions from employees or third parties to defined benefit plans. It simplifies the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary.

Annual improvements 2010-2012 and 2011-2013

The annual improvements process provides a vehicle for making non-urgent but necessary amendments to IFRSs.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Comparatives

Comparative figures have been adjusted where necessary, to conform with changes in presentation or where additional analysis has been provided in the current period.

Comparative periods have been restated to reflect the impact of the adoption of IFRIC Interpretation 21: Levies.

See note 60 for additional information.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Business combinations

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the Group's share of the identifiable net assets acquired, is recorded as goodwill.

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

(2)   Associates and Joint Ventures

Associates are all entities over which the Group has significant influence, but not control, over the entity's financial and operating decisions, generally accompanying a shareholding of between 20% and 50% of the voting rights.

A joint arrangement is an arrangement of which two or more parties have joint control.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Those parties are called joint venturers.

Investments in associates and joint ventures are accounted for by the equity method of accounting and are initially recognised at cost. Under this method, the Group's share of the post-acquisition profits or losses in associates and joint ventures is recognised in the Group's income statement, its share of other comprehensive income is recognised in the Group's other comprehensive income and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate or joint venture equals or exceeds its interest in the associate or joint venture the Group does not recognise further losses unless it has incurred obligations or made payments on behalf of the associate or joint venture.

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

(3)   Non-controlling Interests

Transactions with non-controlling interests where the Group has control over the entity are accounted for using the Economic entity model. This accounting model requires that any surplus or deficit that arises on any transaction(s) with non-controlling interests to dispose of or to acquire additional interests in the entity is settled through equity.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

	31 December 2014		31 December 2013		31 December 2012
	Average	Closing	Average	Closing	Average	Closing
€ / Stg£	0.8061	0.7789	0.8493	0.8337	0.8109	0.8161
€ / US$	1.3285	1.2141	1.3281	1.3791	1.2848	1.3194

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

Operating loss/profit

Operating loss/profit includes the Group's earnings from ongoing activities after impairment charges on financial assets, and before share of profit or loss on associates and joint ventures (after tax) and loss on disposal/liquidation of business activities.

Leases

(1)   A Group company is the lessee

The total payments made under operating leases are charged to the income statement on a straight line basis over the period of the lease.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

The Group designates certain financial liabilities at fair value through profit or loss as set out in note 48 to the financial statements. Financial liabilities are derecognised when they are extinguished, that is when the obligation is discharged, cancelled or expires.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

The fair values of the Group's financial assets and liabilities are disclosed within note 49 together with a description of the valuation technique used for each asset or liability category. For assets or liabilities recognised at fair value on the balance sheet, a description is given of any inputs into valuation models that have the potential to significantly impact the fair value, together with an estimate of the impact of using reasonably possible alternative assumptions.

Transfers between levels of the fair value hierarchy

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change occurred. The Group provides these disclosures in note 49.

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

Where a hedging instrument is novated to a clearing counterparty, the Group does not discontinue hedge accounting where the following criteria are met:

•
the novation arises due to laws or regulations, or the introduction of laws and regulations;

•
the parties to the hedging instrument agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties; and

•
the novation does not result in changes to the terms of the original instrument except for those changes necessary to effect the change in counterparty.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

Where the forborne loan is considered to be impaired the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the asset's original effective interest rate before the modification of terms. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. If a forborne asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract before the modification of terms. As a practical expedient, the Group may measure impairment on the basis of an instrument's fair value using an observable market price.

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

Where the cash flows from a forborne loan are considered to have expired, the original asset is derecognised and a new asset is recognised, initially measured at fair value. Any difference between the carrying value of the original asset and the fair value of the new asset on initial recognition is recognised in

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

the income statement. Interest accrues on the new asset based on the current market rates in place at the time of the renegotiation.

Non-forbearance renegotiation

Where a concession or agreed change to a loan is not directly linked to apparent financial stress or distress, these amendments are not considered forbearance. Any changes in expected cash flows are accounted for under IAS 39 i.e. the carrying amount of the asset is adjusted to reflect any change to estimated cash flows discounted at the original effective interest rate, before the modification of terms. If a renegotiated asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. Any difference between the asset's carrying amount and the present value of estimated future cash flows is reflected in the income statement. However, where cash flows on the original asset have been considered to have expired, the original asset is derecognised and a new asset is recognised at fair value. Any difference arising between the derecognised asset and the new asset is recognised in the income statement.

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

Property, plant and equipment

Freehold land and buildings are initially recognised at cost, and subsequently are revalued annually to fair value by independent external valuers. Revaluations are made with sufficient regularity to ensure that the carrying amount does not differ materially from the open market value at the balance sheet date.

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

Increases in the carrying amount arising on the revaluation of land and buildings, are recognised in other comprehensive income. Decreases that offset previous increases on the same asset are recognised in other comprehensive income: all other decreases are charged to the income statement.

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

(a)   Computer software

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

(b)   Other intangible assets

Other intangible assets are carried at cost less amortisation and impairment, if any, and are amortised on a straight line basis over their useful lives, which range from five years to twenty years, and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset's carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount. The estimated recoverable amount is the higher of the asset's fair value less costs to sell or its value in use.

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

Impairment losses are allocated to non-current assets within the measurement scope of IFRS 5 and the amount of impairment losses recognised in the financial statements is limited to the carrying value of those assets. Other assets and liabilities are measured in accordance with applicable IFRSs in both initial and subsequent measurement of the asset (or disposal group) held for sale. As a result, in accordance with IFRS 5 any impairment losses in excess of the carrying value of the non-current assets within the measurement scope of IFRS 5 are not recognised until disposal.

When an asset (or disposal group) is classified as held for sale, amounts presented in the balance sheet for the prior period are not reclassified.

Where the criteria for the classification of an asset (or disposal group) as held for sale cease to be met, the asset (or disposal group) is reclassified out of held for sale and included in the appropriate balance sheet headings.

A discontinued operation is a cash-generating unit or a group of cash-generating units that either has been disposed of, or is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations, (b) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale.

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

Provision is made for the anticipated costs of restructuring, including related redundancy costs, when an obligation exists. An obligation exists when the Group has a detailed formal plan for restructuring a business and has raised valid expectations in those affected by the restructuring by starting to implement the plan or announcing its main features. A levy payable to a Government is provided for on the occurrence of the event identified by the legislation that triggers the obligation to pay the levy.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

(d)   Termination payments

Termination payments are recognised as an expense at the earlier of:

•
when the Group can no longer withdraw the offer of those benefits; and

•
when the Group recognises costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits.

For this purpose, in relation to termination benefits for voluntary redundancies, the Group is considered to be no longer able to withdraw the offer on the earlier of the following dates:

•
when the employee accepts the offer; and

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

(3)   Treasury stock

Where the Bank or its subsidiaries purchase the Bank's equity capital stock, the consideration paid is deducted from total stockholders' equity as treasury stock until they are cancelled. Where such stock is subsequently sold or reissued, any consideration received is included in stockholders' equity. Any changes in the value of treasury stock held are recognised in equity at the time of the disposal and dividends are not recognised as income or distributions. This is particularly relevant in respect of Bank of Ireland stock held by Bank of Ireland Life for the benefit of policyholders.

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

(6)   Revaluation reserve

The revaluation reserve represents the cumulative gains and losses on the revaluation of property occupied by Group businesses, included within property, plant and equipment and non-financial assets classified as held for sale. The revaluation reserve is not distributable.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is currently a legally enforceable right of set off and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Impact of new accounting standards

The following standards and amendments to standards will be relevant to the Group but were not effective at 31 December 2014 and have not been applied in preparing these financial statements. The Group's initial view of the impact of these accounting changes is outlined below.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio, when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience. The use of historical loss experience is supplemented with significant management judgement to assess whether current economic and credit conditions are such that the actual level of impairment losses is likely to differ from those suggested by historical experience. In normal circumstances, historical experience provides objective and relevant information from which to assess incurred loss within each portfolio. In other circumstances, historical loss experience provides less relevant information about the incurred loss in a given portfolio at the balance sheet date, for example, where there have been changes in economic conditions such that the most recent trends in risk factors are not fully reflected in the historical information. In these circumstances, such risk factors are taken into account when calculating the appropriate levels of impairment allowances by adjusting the impairment loss derived solely from historical loss experience.

At 31 December 2014, the Retail Ireland Residential mortgage portfolio before impairment provisions amounted to €26 billion (31 December 2013: €27 billion), against which were held provisions for impairment of €1.5 billion (31 December 2013: €1.9 billion), which comprised collective provisions and IBNR of €0.8 billion and individually assessed provisions of €0.7 billion. A key assumption used in the calculation of the impairment charge for Retail Ireland Residential mortgages is the value of the underlying residential properties securing the loans. Previously the Group assumed an average decline in the value of all Irish residential properties equal to 55% from their peak in 2007. As set out on pages 115 and 116, at 31 December 2014, the assumption adopted by the Group in respect of the value of Irish residential properties for collective provisioning (i.e. collective specific and incurred but not reported (IBNR) provisioning) reflected the indexed value (using the CSO Residential Property Price Index as at 30 September 2014) discounted (i.e. adjusted downwards) by 10% for both Dublin and Non-Dublin properties. The assumptions relating to the value of underlying properties securing the loans, together with all other key impairment provisioning model factors, continue to be reviewed as part of the Group's year-end and half year financial reporting cycle. A 1% decrease in the assumed adjusted index value would give rise to additional collective impairment provisions of c.€16 million to €22 million for the Retail Ireland mortgage portfolio.

BANK OF IRELAND GROUP

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Retail Ireland Residential mortgage collective impairment charges, in addition to containing judgements in relation to the assumed value of residential properties, also contain key assumptions relating to 'Forced sale discount', 'Time to sale', 'Loss emergence periods' and 'Weighted average cure rates'. The collective impairment charges on this portfolio can be sensitive to movements in these assumptions as set out below.

'Forced sale discount' assumptions, segmented by both region and market segment, estimate the difference between the assumed value of the underlying residential properties securing the loans (as set out above) and the expected sales price, as informed by the Group's most recent property sales experience. A 1% increase in the segmented 'Forced sale discount' assumptions would give rise to additional collective impairment provisions of c.€8 million to €11 million.

'Time to sale' assumptions estimate the period of time taken from the recognition of the impairment charge to the sale of that collateral. An increase of three months in this assumption would give rise to additional collective impairment provisions of c.€5 million to €7 million.

'Loss emergence periods' refer to the period of time between the occurrence and reporting of a loss event. An increase of one month in this assumed loss emergence period would give rise to additional collective impairment provisions of c.€5 million to €7 million.

'Weighted average cure rate' assumptions refer to the percentage of loans estimated to return from defaulted to less than 30 days past due and satisfactorily complete a twelve month probation period. A 1% increase in this factor would give rise to a release of collective impairment provisions of c.€6 million to €8 million.

A further important judgemental area is in relation to the level of impairment provisions applied to the Property and construction portfolio. Property and construction loans before impairment provisions at 31 December 2014 amounted to €15.2 billion (31 December 2013: €16.8 billion), against which were held provisions for impairment of €3.9 billion (31 December 2013: €4.1 billion).

In the case of the Property and construction portfolio a collective impairment provision is also made for impairment charges that have been incurred but not reported (IBNR). A key assumption used in calculating this charge is the emergence period between the occurrence and reporting of the loss event. An increase of one month in this emergence period beyond the assumed level would give rise to additional impairment provisions of c.€38 million to €43 million.

In the case of the Non-property SME and corporate portfolio a collective impairment provision is also made for impairment charges that have been incurred but not reported (IBNR). A key assumption used in calculating this charge is the emergence period between the occurrence and reporting of the loss event. An increase of one month in this emergence period beyond the assumed level would give rise to additional impairment provisions of c.€26 million to €31 million.

The estimation of impairment charges is subject to uncertainty and is highly sensitive to factors such as the level of economic activity, unemployment rates, bankruptcy trends, property price trends and interest rates. The assumptions underlying this judgement are highly subjective. The methodology and the assumptions used in calculating impairment charges are reviewed regularly in the light of differences between loss estimates and actual loss experience.

The detailed methodologies, areas of estimation and judgement applied in the calculation of the Group's impairment charge on financial assets are set out in the Credit Risk Methodologies section on page 110 to 120 of the Risk Management Report.

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

At 31 December 2014, the Group had a net deferred tax asset of €1,567 million (31 December 2013: €1,618 million (restated)), of which €1,595 million (31 December 2013: €1,646 million (restated)) related to trading losses. See note 42.

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

To the extent that the recognition of a deferred tax asset is dependent on sufficient future profitability, a degree of estimation and the use of assumptions are required. Under current UK and Irish legislation there is no time limit on the utilisation of these losses. The Group's judgement takes into consideration the impact of both positive and negative evidence, including historical financial performance, projections of future taxable income, the impact of tax legislation and future reversals of existing taxable temporary differences.

The most significant judgement relates to the Group's assessment of the recoverability of the portion of the deferred tax asset relating to trading losses. The Group expects to recover a significant portion of the deferred tax asset in a period more than ten years from the balance sheet date, however it expects that the greater part of the deferred tax asset will be recovered within ten years of the balance sheet date. Under current Irish and UK tax legislation there is no time restriction on the utilisation of these losses. Of the Group's total deferred tax asset of c.€1.6 billion at 31 December 2014, c.€1.2 billion related to Irish tax losses.

Based on its projections of future taxable income, the Group has concluded that it is probable that sufficient taxable profits will be generated to recover this deferred tax asset and it has been recognised in full.

(c)   Retirement benefits

The Group operates a number of defined benefit pension schemes. In determining the actual pension cost, the actuarial values of the liabilities of the schemes are calculated by external actuaries. This involves modelling their future growth and requires management to make assumptions as to discount rates, price inflation, salary and pensions increases, employee mortality and other demographic assumptions. There are acceptable ranges in which these estimates can validly fall. The impact on the results for the period and financial position could be materially different if alternative assumptions were used. An analysis of the sensitivity of the defined benefit pension liability to changes in the key assumptions is set out in note 43 on retirement benefit obligations.

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

Changes to these assumptions may cause the present value of future surpluses to differ from those assumed at the balance sheet date and could significantly affect the value attributed to the in force business. The value of in force business could also be affected by changes in the amounts and timing of other net cash flows (principally annual management charges and other fees levied upon the policyholders) or the rate at which the future surpluses and cash flows are discounted. In addition, the extent to which actual experience is different from that assumed will be recognised in the income statement for the period. An analysis of the sensitivity of profit to changes in the key life assurance assumptions is set out in note 58 on the life assurance business.

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

The most significant area of judgement is in relation to certain financial assets and liabilities classified within level 3 of the 3-level fair value hierarchy. Further details are set out in note 49 on fair value of financial assets and financial liabilities.

An analysis of the sensitivity of the fair value movements of level 3 financial instruments to the use of reasonably possible alternative assumptions is also set out in note 49.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1      Operating segments

The Group has five reportable operating segments which reflect the internal financial and management reporting structure and are organised as follows:

Retail Ireland

Retail Ireland incorporates the Group's branch network and Direct Channels (mobile, online and phone), Mortgage Business, Consumer Banking, Business Banking and Private Banking activities in the Republic of Ireland and has a comprehensive suite of retail and business products and services.

As set out in note 61, on 1 September 2014, the Group sold the ICS distribution platform to Dilosk Limited together with c.€223 million of mortgage assets.

Bank of Ireland Life

Bank of Ireland Life (which includes the Group's life assurance subsidiary New Ireland Assurance Company plc) distributes protection, investment and pension products to the Irish market, through independent brokers, its financial advisors (direct sales force) and the Group's branch network.

Retail UK

The Retail UK Division incorporates the financial services relationship and foreign exchange joint venture with the UK Post Office, the UK Residential mortgage business, the Group's branch network in Northern Ireland and the Group's business banking business in Northern Ireland. It also includes the Group's business banking business in Great Britain which is in run-down in accordance with the EU Restructuring Plan. The division includes the activities of Bank of Ireland (UK) plc, the Group's wholly owned UK licensed banking subsidiary.

Corporate and Treasury

The Corporate and Treasury Division comprises Corporate Banking, Global Markets and IBI Corporate Finance. It also includes the Group's liquid asset portfolio.

Group Centre

Group Centre comprises capital and other management activities, unallocated Group support costs and the cost associated with schemes such as the ELG Scheme, the Deposit Guarantee Scheme (DGS), the Irish Bank levy and the UK Financial Services Compensation Scheme (FSCS).

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

The Group's management reporting and controlling systems use accounting policies that are the same as those referenced in 'Group accounting policies' on pages 208 to 235. On an ongoing basis, the Group reviews the methodology for allocating funding and liquidity costs in order to ensure that the allocations continue to reflect each division's current funding requirement. The Group amended the allocation of funding and liquidity costs across the divisions which resulted, in a reduction of net interest income for the year ended 31 December 2014 in the Retail UK division of €27 million, with a corresponding increase in net interest income in the Retail Ireland and Corporate and Treasury divisions of €21 million and €6 million respectively.

During the year, Retail UK transferred loans of c.€770 million to the Corporate and Treasury division.

Gross external revenue comprises interest income, net insurance premium income, fee and commission income, net trading income, life assurance investment income gains and losses, loss/gain on liability management exercises, other operating income and share of results of associates and joint ventures.

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

•
Cost of restructuring programme;

•
Payment in respect of the career and reward framework;

•
Gains / charges arising on the movement in the Group's credit spreads;

•
Gross-up for policyholder tax in the Life business;

•
Loss on disposal / liquidation of business activities;

•
Loss on deleveraging of financial assets;

•
Loss / gain on liability management exercises; and

•
Investment return on treasury stock held for policyholders.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1      Operating segments (Continued)

Year ended 31 December 2014	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items(1) €m	Group €m
Net interest income	1,004	43	674	602	(7)	5	2,321
Other income, net of insurance claims	318	186	2	217	(61)	(9)	653

Total operating income, net of insurance claims	1,322	229	676	819	(68)	(4)	2,974

Other operating expenses	(776)	(93)	(332)	(168)	(190)	4	(1,555)
Depreciation and amortisation	(41)	(3)	(32)	(10)	(32)	—	(118)

Total operating expenses	(817)	(96)	(364)	(178)	(222)	4	(1,673)

Underlying operating profit / (loss) before impairment charges on financial assets	505	133	312	641	(290)	—	1,301
Impairment (charges) / reversals on financial assets	(226)	—	(228)	(88)	70 (2)	—	(472)
Share of results of associates and joint ventures	49	—	43	—	—	—	92

Underlying profit / (loss) before tax	328	133	127	553	(220)	—	921

Reconciliation of underlying profit before tax to profit before tax	Group €m
Underlying profit before tax	921
Impact of changes to pension benefits in the Group sponsored defined benefit schemes	93
Cost of restructuring programme	(56)
Payment in respect of the career and reward framework	(32)
Charge arising on the movement in the Group's credit spreads	(10)
Gross-up for policyholder tax in the Life business	14
Loss on disposal / liquidation of business activities	(4)
Loss on liability management exercises	(5)
Investment return on treasury stock held for policyholders	(1)

Profit before tax	920

(1)
This relates to segmental income on certain inter-segment transactions, which is eliminated at a Group level.

(2)
During the year ended 31 December 2014, NAMA revised its outlook and paid the Group a discretionary coupon of €15 million on the bonds. As a consequence, the Group revised its assumption as to future expected cash flows on the bonds, resulting in a reversal of impairment of €70 million (year ended 31 December 2013: €nil; year ended 31 December 2012: €40 million charge).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1      Operating segments (Continued)

Restated* Year ended 31 December 2013	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items(1) €m	Group €m
Net interest income	886	48	572	617	(120)	1	2,004
Other income, net of insurance claims	326	149	3	174	(6)	(4)	642

Total operating income, net of insurance claims	1,212	197	575	791	(126)	(3)	2,646

Other operating expenses	(759)	(86)	(312)	(167)	(134)	—	(1,458)
Depreciation and amortisation	(32)	(4)	(32)	(5)	(45)	—	(118)

Total operating expenses	(791)	(90)	(344)	(172)	(179)	—	(1,576)

Underlying operating profit / (loss) before impairment charges on financial assets	421	107	231	619	(305)	(3)	1,070
Impairment charges on financial assets	(1,109)	—	(424)	(132)	—	—	(1,665)
Share of results of associates and joint ventures	(9)	—	40	—	—	—	31

Underlying (loss) / profit before tax	(697)	107	(153)	487	(305)	(3)	(564)

Reconciliation of underlying loss before tax to loss before tax	Group €m
Underlying loss before tax	(564)
Impact of changes to pension benefits in the Group sponsored defined benefit schemes	274
Change arising on the movement in the Group's credit spreads	(154)
Cost of restructuring programme	(90)
Gross-up for policyholder tax in the Life business	26
Loss on disposal / liquidation of business activities	(10)
Loss on deleveraging of financial assets	(3)
Gain on liability management exercises	4
Investment return on treasury stock held for policyholders	(3)

Loss before tax	(520)

*
During the year ended 31 December 2014, the Group adopted IFRIC 21 'Levies'. The comparative figures for the year ended 31 December 2013 for Group Centre have been restated to reflect the change in timing of recognition of the UK FSCS levy, resulting in a €5 million decrease in other operating expenses.

(1)
This relates to segmental income on certain inter-segment transactions, which is eliminated at a Group level.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1      Operating segments (Continued)

Restated(1) Year ended 31 December 2012	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m		Group €m
Net interest income	674	38	368	633	(347)	1		1,367
Other income, net of insurance claims(2)	309	151	31	58	(35)	(19)		495

Total operating income, net of insurance claims	983	189	399	691	(382)	(18)		1,862

Other operating expenses	(786)	(87)	(349)	(177)	(84)	—		(1,483)
Depreciation and amortisation	(43)	(6)	(35)	(7)	(51)	—		(142)

Total operating expenses	(829)	(93)	(384)	(184)	(135)	—		(1,625)

Underlying operating profit / (loss) before impairment charges on financial assets	154	96	15	507	(517)	(18)		237
Impairment charges on financial assets	(1,149)	—	(423)	(157)	(40)	—		(1,769)
Share of results of associates and joint ventures	6	—	40	—	—	—		46

Underlying (loss) / profit before tax	(989)	96	(368)	350	(557)	(18	)(3)	(1,486)

Reconciliation of underlying loss before tax to loss before tax	Group €m
Underlying loss before tax	(1,486)
Change arising on the movement in the Group's credit spreads	(297)
Cost of restructuring programme	(150)
Gross-up for policyholder tax in the Life business	16
Loss on disposal / liquidation of business activities	(69)
Loss on deleveraging of financial assets	(326)
Gain on liability management exercises	69
Investment return on treasury stock held for policyholders	(1)
Gain on Contingent Capital Note	79

Loss before tax	(2,165)

(1)
During the year ended 31 December 2014, the Group adopted IFRIC 21 'Levies'. The comparative figures for the year ended 31 December 2012 for Group Centre have been restated to reflect the change in timing of recognition of the UK FSCS levy, resulting in a €13 million decrease in other operating expenses.

(2)
The total loss on sale of assets to NAMA including associated cost of €1 million for the year ended 31 December 2012, which have previously been reported across the segments as a separate line item, is now included in other operating income.

(3)
This relates to segmental income on certain inter-segment transactions, which is eliminated at a Group level.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1      Operating segments (Continued)

Year ended 31 December 2014 Analysis by operating segment	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
Investment in associates and joint ventures	172	40	77	—	—	—	289

External assets	38,548	14,725	41,735	30,305	4,487	—	129,800
Inter segment assets	55,875	2,358	13,386	93,762	30,825	(196,206)	—

Total assets	94,423	17,083	55,121	124,067	35,312	(196,206)	129,800

External liabilities	46,817	16,095	29,750	25,336	3,061	(6)	121,053
Inter segment liabilities	46,749	278	22,433	97,404	29,286	(196,150)	—

Total liabilities	93,566	16,373	52,183	122,740	32,347	(196,156)	121,053

Restated* Year ended 31 December 2013 Analysis by operating segment	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
Investment in associates and joint ventures	196	36	66	—	—	—	298

External assets	40,514	13,153	43,924	30,222	4,320	—	132,133
Inter segment assets	51,134	2,397	23,000	103,403	35,394	(215,328)	—

Total assets	91,648	15,550	66,924	133,625	39,714	(215,328)	132,133

External liabilities	47,421	14,438	29,818	29,929	2,630	14	124,250
Inter segment liabilities	43,920	321	34,731	102,861	33,489	(215,322)	—

Total liabilities	91,341	14,759	64,549	132,790	36,119	(215,308)	124,250

Restated* Year ended 31 December 2012 Analysis by operating segment	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
Investment in associates and joint ventures	210	42	66	—	—	—	318

External assets	43,292	12,288	51,190	37,264	3,927	—	147,961
Inter segment assets	51,267	2,558	43,589	129,317	40,830	(267,561)	—

Total assets	94,559	14,846	94,779	166,581	44,757	(267,561)	147,961

External liabilities	47,059	13,644	34,200	42,031	2,349	13	139,296
Inter segment liabilities	47,608	389	58,387	123,888	37,289	(267,561)	—

Total liabilities	94,667	14,033	92,587	165,919	39,638	(267,548)	139,296

*
As outlined in the Group accounting policies on page 211, comparative periods have been restated to reflect the change in timing of recognition of the FSCS levy in accordance with IFRIC 21 'Levies'. See note 60 for additional information.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1      Operating segments (Continued)

Year ended 31 December 2014 Gross revenue by operating segments	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
Gross external revenue	1,618	2,240	1,492	1,213	(80)	(15)	6,468
Inter segment revenues	829	144	303	841	470	(2,587)	—

Gross revenue	2,447	2,384	1,795	2,054	390	(2,602)	6,468
Insurance contract liabilities and claims paid	—	(2,078)	—	—	(1)	—	(2,079)

Gross revenue after claims paid	2,447	306	1,795	2,054	389	(2,602)	4,389

Capital expenditure	40	1	17	6	73	—	137

Year ended 31 December 2013 Gross revenue by operating segments	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
Gross external revenue	1,739	1,615	1,450	1,059	17	(3)	5,877
Inter segment revenues	792	142	769	1,493	302	(3,498)	—

Gross revenue	2,531	1,757	2,219	2,552	319	(3,501)	5,877
Insurance contract liabilities and claims paid	—	(1,466)	—	—	(4)	—	(1,470)

Gross revenue after claims paid	2,531	291	2,219	2,552	315	(3,501)	4,407

Capital expenditure	24	1	18	3	72	—	118

Restated* Year ended 31 December 2012 Gross revenue by operating segments	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
Gross external revenue	1,726	1,861	1,750	1,073	(122)	(14)	6,274
Inter segment revenues	1,168	148	1,244	2,262	339	(5,161)	—

Gross revenue	2,894	2,009	2,994	3,335	217	(5,175)	6,274
Insurance contract liabilities and claims paid	—	(1,720)	—	—	(5)	—	(1,725)

Gross revenue after claims paid	2,894	289	2,994	3,335	212	(5,175)	4,549

Capital expenditure	28	3	12	2	87	—	132

*
The total loss on sale of assets to NAMA including associated costs of €1 million for the year ended 31 December 2012, which have previously been reported across the segments as a separate line item, is now included in other operating income.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1      Operating segments (Continued)

The analysis below is on a geographical basis—based on the location of the business unit where revenues are generated.

Year ended 31 December 2014 Geographical analysis	Republic of Ireland €m	United Kingdom €m	Rest of World €m	Other reconciling items €m	Total €m
Gross external revenue	4,790	1,591	102	(15)	6,468
Inter segment revenues	256	280	17	(553)	—

Gross revenue	5,046	1,871	119	(568)	6,468
Insurance contract liabilities and claims paid	(2,078)	—	(1)	—	(2,079)

Gross revenue after claims paid	2,968	1,871	118	(568)	4,389

Capital expenditure	121	16	—	—	137

External assets	83,907	44,503	1,390	—	129,800
Inter segment assets	24,638	11,981	1,246	(37,865)	—

Total assets	108,545	56,484	2,636	(37,865)	129,800

External liabilities	88,151	32,372	530	—	121,053
Inter segment liabilities	14,801	21,255	1,809	(37,865)	—

Total liabilities	102,952	53,627	2,339	(37,865)	121,053

Restated* Year ended 31 December 2013 Geographical analysis	Republic of Ireland €m	United Kingdom €m	Rest of World €m	Other reconciling items €m	Total €m
Gross external revenue	4,268	1,534	78	(3)	5,877
Inter segment revenues	182	510	36	(728)	—

Gross revenue	4,450	2,044	114	(731)	5,877
Insurance contract liabilities and claims paid	(1,466)	—	(4)	—	(1,470)

Gross revenue after claims paid	2,984	2,044	110	(731)	4,407

Capital expenditure	100	18	—	—	118

External assets	84,726	45,959	1,448	—	132,133
Inter segment assets	27,446	11,179	2,418	(41,043)	—

Total assets	112,172	57,138	3,866	(41,043)	132,133

External liabilities	92,257	31,299	694	—	124,250
Inter segment liabilities	15,159	23,523	2,361	(41,043)	—

Total liabilities	107,416	54,822	3,055	(41,043)	124,250

*
As outlined in the Group accounting policies on page 211, comparative periods have been restated to reflect the change in timing of recognition of the FSCS levy in accordance with IFRIC 21 'Levies'. See note 60 for additional information.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1      Operating segments (Continued)

Restated* Year ended 31 December 2012 Geographical analysis	Republic of Ireland €m	United Kingdom €m	Rest of World €m	Other reconciling items €m	Total €m
Gross external revenue	4,337	1,860	77	—	6,274
Inter segment revenues	435	930	61	(1,426)	—

Gross revenue	4,772	2,790	138	(1,426)	6,274
Insurance contract liabilities and claims paid	(1,720)	—	(5)	—	(1,725)

Gross revenue after claims paid	3,052	2,790	133	(1,426)	4,549

Capital expenditure	120	12	—	—	132

External assets	92,587	54,234	1,140	—	147,961
Inter segment assets	34,774	14,347	2,727	(51,848)	—

Total assets	127,361	68,581	3,867	(51,848)	147,961

External liabilities	102,569	35,531	1,196	—	139,296
Inter segment liabilities	18,438	30,969	2,441	(51,848)	—

Total liabilities	121,007	66,500	3,637	(51,848)	139,296

*
As outlined in the Group accounting policies on page 211, comparative periods have been restated to reflect the change in timing of recognition of the FSCS levy in accordance with IFRIC 21 'Levies'. See note 60 for additional information.

2      Interest income

	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Loans and advances to customers	2,907	3,128	3,332
Available for sale financial assets	379	389	466
Finance leases and hire purchase receivables	111	101	104
Loans and advances to banks	35	51	104

Interest income	3,432	3,669	4,006

Interest income recognised on loans and advances to customers

Interest income recognised on loans and advances to customers includes:

•
€201 million (year ended 31 December 2013: €212 million; year ended 31 December 2012: €231 million) of interest recognised on impaired loans and advances to customers on which a specific impairment provision has been recognised at the year end. €157 million of this amount (year ended 31 December 2013: €165 million; year ended 31 December 2012: €189 million) relates to loans on which specific provisions have been individually assessed and €44 million (year ended 31 December 2013: €47 million; year ended 31 December 2012: €42 million) relates to loans on which specific provisions have been collectively assessed;

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2      Interest income (Continued)

•
€53 million (31 December 2013: €74 million) of interest recognised on loans and advances to customers classified as greater than 90 days past due but on which a specific impairment provision has not been recognised at the year end; and

•
€272 million (31 December 2013: €315 million) of interest recognised on loans and advances to customers classified as forborne and which are not in default at the year end.

For the year ended 31 December 2014, interest recognised on total forborne loans and advances to customers was €314 million (31 December 2013: €360 million).

Interest income received on loans and advances to customers

For the year ended 31 December 2014:

•
€213 million (31 December 2013: €231 million) of interest income was received on impaired loans and advances to customers on which a specific impairment provision has been recognised at the year end;

•
€47 million (31 December 2013: €61 million) of interest income was received on loans and advances to customers classified as greater than 90 days past due but on which a specific impairment provision has not been recognised at the year end; and

•
€267 million (31 December 2013: €301 million) of interest income was received on arising on loans and advances to customers classified as forborne and which are not in default at the year end.

For the year ended 31 December 2014, interest income received on total forborne loans and advances to customers was €293 million (31 December 2013: €334 million).

Interest income recognised on available for sale financial assets

Interest income of €nil (year ended 31 December 2013: €15 million; year ended 31 December 2012: €17 million) relates to interest on impaired available for sale financial assets on which an individually assessed specific impairment charge has been recognised.

Transferred from cash flow hedge reserve

Net interest income also includes a gain of €81 million (year ended 31 December 2013: a gain of €132 million; year ended 31 December 2012: a loss of €56 million) transferred from the cash flow hedge reserve (see page 204).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3      Interest expense

	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Customer accounts	660	1,066	1,659
Debt securities in issue	212	283	450
Deposits from banks	39	138	371
Subordinated liabilities	200	178	80

—Gross interest expense on subordinated liabilities	200	178	159
—Gain on Contingent Capital Note	—	—	(79)

Interest expense	1,111	1,665	2,560

Included within interest expense for the year ended 31 December 2014 is an amount of €37 million (year ended 31 December 2013: €129 million; year ended 31 December 2012: €388 million) relating to the cost of the ELG. The cost of this scheme is classified as interest expense as it is directly attributable and incremental to the issue of specific financial liabilities. Further information on this scheme is outlined in note 53.

4      Net insurance premium income

	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Gross premiums written	1,447	1,297	1,241
Ceded reinsurance premiums	(103)	(224)	(89)

Net premiums written	1,344	1,073	1,152
Change in provision for unearned premiums	—	—	4

Net insurance premium income	1,344	1,073	1,156

5      Fee and commission income and expense

Income	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Retail banking customer fees	443	395	384
Insurance commissions	26	22	61
Credit related fees	45	34	44
Asset management fees	3	4	5
Brokerage fees	3	2	3
Other	38	36	18

Fee and commission income	558	493	515

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5      Fee and commission income and expense (Continued)

Included in other fees is an amount of €nil (year ended 31 December 2013: €1 million; year ended 31 December 2012: €2 million) related to trust and other fiduciary fees.

Expense

Fee and commission expense of €214 million (year ended 31 December 2013: €192 million; year ended 31 December 2012: €215 million) primarily comprises brokerage fees, sales commissions and other fees paid to third parties.

6      Net trading (expense) / income

	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Financial assets designated at fair value	3	13	4
Financial liabilities designated at fair value
—Credit spreads relating to the Group's liabilities designated at fair value through profit or loss (see table below)	(16)	(112)	(245)
—Other	(136)	(86)	(116)
Related derivatives held for trading	64	3	38

	(85)	(182)	(319)
Other financial instruments held for trading	41	195	33
Net fair value hedge ineffectiveness	1	3	11
Cash flow hedge ineffectiveness	1	(4)	—

Net trading (expense) / income	(42)	12	(275)

Net trading (expense) / income includes the gains and losses on financial instruments held for trading and those designated at fair value through profit or loss (other than unit linked life assurance assets and investment contract liabilities). It includes the gains and losses arising on the purchase and sale of these instruments, the interest income receivable and expense payable and the fair value movement on these instruments, together with the funding cost of the trading instruments. It also includes €9 million (year ended 31 December 2013: €34 million; year ended 31 December 2012: €32 million) in relation to net gains arising from foreign exchange.

Net trading (expense) / income includes the total fair value movement (including interest receivable and payable) on liabilities that have been designated at fair value through profit or loss. The interest receivable on amortised cost assets, which are funded by those liabilities, is reported in net interest income.

Net trading (expense) / income also includes the total fair value movements on derivatives that are economic hedges of assets and liabilities which are measured at amortised cost, the net interest receivable or payable on which is also reported within net interest income. The net amount reported within net interest income relating to these amortised cost instruments was €53 million (year ended 31 December 2013: €10 million; year ended 31 December 2012: €87 million).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6      Net trading (expense) / income (Continued)

Net fair value hedge ineffectiveness reflects a net charge from hedging instruments of €279 million (year ended 31 December 2013: net gain of €24 million; year ended 31 December 2012: net charge of €65 million) offsetting a net gain from hedged items of €280 million (year ended 31 December 2013: net charge of €21 million; year ended 31 December 2012: net gain of €76 million).

The table below sets out the impact on the Group's income statement of the (charges) / gains arising on the movement in credit spreads on the Group's own debt and deposits:

Credit spreads relating to the Group's liabilities designated at fair value through profit or loss	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Recognised in
—Net trading expense	(16)	(112)	(245)
—Insurance contract liabilities and claims paid	5	(36)	(47)
—Other operating income	1	(6)	(5)

	(10)	(154)	(297)

Cumulative (charges) / gains arising on the movement in credit spreads relating the Group's liabilities designated at fair value through profit or loss	(36)	(26)	128

7      Life assurance investment income, gains and losses

	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Gross life assurance investment income, gains and losses	814	532	679
Elimination of investment return on treasury stock held for the benefit of policyholders in the Life businesses	—	(1)	(1)

Life assurance investment income, gains and losses	814	531	678

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8      (Loss) / gain on liability management exercises

	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
(Loss) / gain on liability management exercises	(5)	4	69

During the year ended 31 December 2014, the Group repurchased certain debt securities for cash, generating losses before tax of €5 million (year ended 31 December 2013: a gain of €4 million; year ended 31 December 2012: a gain of €69 million), being the difference between the consideration paid of €703 million and the carrying value of the securities repurchased of €698 million.

9      Other operating income

	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Transfer from available for sale reserve on asset disposal (note 24)	192	50	60
Movement in value of in force asset (note 58)	50	(21)	(1)
Other insurance income	25	32	27
Dividend income	11	5	2
Elimination of investment return on treasury stock held for the benefit of policyholders in the Life businesses	(1)	(2)	—
Other income	(2)	—	(9)

Other operating income	275	64	79

There was no charge relating to the Group's share of joint operations (JO) during the year ended 31 December 2014 (year ended 31 December 2013: €nil; year ended 31 December 2012: a charge of €2 million) (see note 55).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10    Insurance contract liabilities and claims paid

	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Claims paid
Policy surrenders	785	895	856
Death and critical illness claims	141	126	145
Annuity payments	72	59	48
Policy maturities	1	1	1
Other claims	38	29	25

Gross claims paid	1,037	1,110	1,075

Recovered from reinsurers	(75)	(71)	(69)

Net claims paid	962	1,039	1,006

Change in insurance contract liabilities
Gross liabilities	1,416	514	951
Reinsured liabilities	(299)	(83)	(232)

Net change in insurance contract liabilities	1,117	431	719

Insurance contract liabilities and claims paid	2,079	1,470	1,725

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11    Other operating expenses

Administrative expenses and staff costs	Year ended 31 December 2014 €m	Restated* Year ended 31 December 2013 €m	Restated* Year ended 31 December 2012 €m
Staff costs excluding cost of restructuring programme	855	824	841
Amortisation of intangible assets (note 30)	82	78	101
Irish bank levy	38	—	—
FSCS levy	18	15	17
Depreciation of property, plant and equipment (note 33)	36	40	41
Revaluation of property	—	1	11
Reversal of impairment on property	(9)	—	—
Other administrative expenses excluding cost of restructuring programme	685	618	614

Total	1,705	1,576	1,625

Total staff costs are analysed as follows:
Total staff costs excluding restructuring	855	824	841

—Wages and salaries	611	613	686
—Social security costs	67	67	73
—Payment in respect of the career and reward framework	32	—	—
—Retirement benefit costs (defined benefit plans) (note 43)	137	132	69
—Retirement benefit costs (defined contribution plans) (note 43)	1	1	1
—Other staff costs	7	11	12

Staff costs included in cost of restructuring programme (note 12)	58	48	134

Total staff costs	913	872	975
Retirement benefit gain (note 43)	(93)	(274)	—

Total staff costs including retirement benefit gain	820	598	975

*
As outlined in the Group accounting policies on page 211, comparative periods have been restated to reflect the change in timing of recognition of the FSCS levy in accordance with IFRIC 21 'Levies'. See note 60 for additional information.

The Group agreed a new career and reward framework, across the Group, giving transparency and flexibility around change and career development in the Group and consequently a change to certain historical employment contracts and practices. In recognition of the career and reward framework implementation virtually all staff accepted a 5% of salary once off payment resulting in a charge of €32 million in the year.

Retirement benefit costs exclude a gain of €93 million in relation to the impact of amendments to the Group's sponsored defined benefit pension scheme, the Bank of Ireland Staff Pensions Fund (BSPF) and a number of smaller Group sponsored pension schemes (year ended 31 December 2013: €274 million; year ended 31 December 2012: €nil) which has been recognised within the income statement as a separate line item, net of any directly related expenses. Further details are set out in note 43.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11    Other operating expenses (Continued)

Defined benefit retirement benefit costs of €137 million for the year ended 31 December 2014 (year ended 31 December 2013: €132 million; year ended 31 December 2012: €69 million) includes a recovery of €4 million in respect of the Irish pension levy for the BIF, ICS and BAPF schemes (year ended 31 December 2013: €28 million; year ended 31 December 2012: €43 million) in respect of the BSPF, BIF, ICS and BAPF schemes (note 43).

Other administrative expenses includes an amount of €47 million (year ended 31 December 2013: €70 million; year ended 31 December 2012: €60 million) relating to operating lease payments.

Also included in other administrative expenses is an amount of €3.5 million (year ended 31 December 2013: €5 million; year ended 31 December 2012: €2 million) relating to the Group's share of joint operation (JO) (note 55).

The interpretation IFRIC 21 'Levies' was adopted during the year, and provides guidance on accounting for liabilities in respect of government imposed levies. This has resulted in a change in the timing of recognition of the UK FSCS levy, and prior year comparatives have been restated to reflect the change. Further information is provided in note 60.

Staff numbers

At 31 December 2014, the number of staff (full time equivalents) was 11,086 (31 December 2013: 11,255; 31 December 2012: 12,016).

The average number of staff (full time equivalents) during the year was 11,292 (year ended 31 December 2013: 11,831; 31 December 2012: 13,091) categorised as follows in line with the operating segments as stated in note 1.

Average number of staff (full time equivalents)	Year ended 31 December 2014	Year ended 31 December 2013	Year ended 31 December 2012
Retail Ireland	4,696	4,794	4,887
Retail UK	1,454	1,446	2,112
Bank of Ireland Life	928	968	1,023
Corporate and Treasury	582	580	686
Group Centre	3,632	4,043	4,383

Total	11,292	11,831	13,091

12    Cost of restructuring programme

	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Staff costs (note 11)	58	48	134
Property and other	(2)	42	16

Total	56	90	150

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13    Auditors' remuneration (excluding VAT)

	Notes		RoI (i) €m	Overseas (ii) €m	Year ended 31 December 2014 Total €m	Year ended 31 December 2013 Total €m	Year ended 31 December 2012 Total €m
Audit and assurance services
Statutory audit			1.8	0.8	2.6	2.9	3.1
Assurance services
—Assurance services relating to capital package			—	—	—	1.1	—
—Assurance services relating to IBRC transaction			—	—	—	—	0.6
—Other assurance services	(iii	)	2.0	0.3	2.3	2.6	3.0

			3.8	1.1	4.9	6.6	6.7
Other services
Taxation services			0.1	—	0.1	0.1	0.1
Other non-audit services	(iv	)	0.1	0.1	0.2	0.1	0.3

Auditors' remuneration			4.0	1.2	5.2	6.8	7.1

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

(iv)
Other non-audit services consist primarily of fees for translation services and other assignments.

14    Impairment charges on financial assets

	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Loans and advances to customers (note 27)	542	1,665	1,724
Available for sale financial assets (AFS)	(70)	—	45

Impairment charges on financial assets	472	1,665	1,769

The reversal of an impairment charge on available for sale financial assets of €70 million relates to the NAMA subordinated bonds (see note 24 for further details).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14    Impairment charges on financial assets (Continued)

At 31 December 2012, included within impairment charges on available for sale financial assets is a charge of €40 million relating to the NAMA subordinated bonds.

15    Loss on deleveraging of financial assets

Loss on deleveraging of financial assets	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Corporate and Treasury	—	1	203
Retail UK	—	2	123

Loss on deleveraging of financial assets	—	3	326

During the year ended 31 December 2014, the Group recognised no (loss) / gain on deleveraging of financial assets.

During 2013, the Group undertook deleveraging of certain financial assets, all of which had been completed and settled at the balance sheet date. An analysis of the deleveraging completed during the year ended 31 December 2013 and the year ended 31 December 2012 (which includes the sale of loan portfolios to third parties together with managed refinancing decisions taken by the Group is set out below:

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15    Loss on deleveraging of financial assets (Continued)

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

16    Share of results of associates and joint ventures (after tax)

	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
First Rate Exchange Services (note 29)	43	40	40
Property unit trust (note 29)	8	(5)	(1)
Associates	41	(4)	7

Share of results of associates and joint ventures (after tax)	92	31	46

Summarised aggregated financial information for Bank of Ireland's jointly controlled entities and joint ventures is as follows:

	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Income Statement amounts:
Income	219	201	203
Gross Profit	189	172	174
Profit before tax	128	119	123
Profit after tax	105	95	97
Balance sheet amounts:
Current Assets	402	433	318
Non-current assets	321	291	317
Current liabilities	(259)	(308)	(189)

Net assets	464	416	446

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17    Loss on disposal / liquidation of business activities

	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Retail Ireland Division
ICS Building Society (in Members' Voluntary Liquidation)	(3)	—	—
Corporate and Treasury Division
Burdale	—	—	(14)
Bank of Ireland Asset Management (BIAM)	—	1	(1)
Bank of Ireland Securities Services (BOISS)	(1)	1	2
Transfer of foreign exchange reserve to income statement on liquidation of non-trading entities	—	(12)	(56)

Loss on disposal / liquidation of business activities	(4)	(10)	(69)

Retail Ireland Division

On 25 June 2014, the Group announced that it had agreed to sell ICS Building Society's distribution platform to Dilosk Limited, together with a c.€223 million gross performing mortgage asset pool for a total consideration of c.€223 million cash. The disposal was concluded on 1 September 2014 and the Group incurred transaction costs of €3 million relating to the sale.

ICS Building Society was placed in Members' Voluntary Liquidation on 15 December 2014.

Corporate and Treasury Division

In line with the agreements given in the EU Restructuring Plan, on 19 December 2011 the Group announced the sale of Burdale to Wells Fargo Bank N.A. in exchange for cash of €655 million. The disposal was conducted on 1 February 2012 and the Group incurred a loss on disposal of €14 million.

Transfer of foreign exchange reserve to income statement on liquidation of non-trading entities

As part of the Group's focus on simplifying its corporate structure, the Group has an ongoing programme of winding up a number of wholly owned, dormant and non-trading companies, a number of which are foreign operations. During this process, the Group voluntarily appointed a liquidator to manage the winding up. Upon appointment of the liquidator, the Group is considered to have lost control of the companies and has accounted for this loss of control as a disposal. In accordance with IAS 21, the Group has reclassified net cumulative foreign exchange losses of €nil relating to these companies from the foreign exchange reserve to the income statement during the year ended 31 December 2014 (year ended 31 December 2013: €12 million; year ended 31 December 2012: €56 million) (page 204).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18    Taxation

	Year ended 31 December 2014 €m	Restated* Year ended 31 December 2013 €m	Restated* Year ended 31 December 2012 €m
Current tax
Irish Corporation Tax
—Current year	18	20	20
—Adjustments in respect of prior year	—	—	(24)
—Transfer from deferred tax	(7)	(6)	(11)
Double taxation relief	(2)	(2)	(2)
Foreign tax
—Current year	34	25	9
—Adjustments in respect of prior year	(1)	44	(6)
—Transfer from deferred tax	—	(19)	(34)

	42	62	(48)
Deferred tax
—Current year profits / (losses)	55	(174)	(360)
—Impact of Corporation Tax rate change (note 42)	—	58	33
—Origination and reversal of temporary differences	38	66	14
—Transfer to current tax	7	25	45
—Reassessment of the value of tax losses carried forward (note 42)	(12)	(65)	—
—Adjustments in respect of prior year	4	(6)	(18)

Taxation charge / (credit)	134	(34)	(334)

*
As outlined in the Group accounting policies on page 211, comparative periods have been restated to reflect the change in timing of recognition of the FSCS levy in accordance with IFRIC 21 'Levies'. See note 60 for additional information.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18    Taxation (Continued)

The reconciliation of tax on the profit / loss before taxation at the standard Irish corporation tax rate to the Group's actual tax charge for the year ended 31 December 2014 and tax credit for the year ended 31 December 2013 and 31 December 2012 is as follows:

	Year ended 31 December 2014 €m	Restated* Year ended 1 December 2013 €m	Restated* Year ended 31 December 2012 €m
Profit / (loss) before tax multiplied by the standard rate of corporation tax in Ireland of 12.5% (2013: 12.5%)	115	(65)	(269)
Effects of:
Reassessment of the value of tax losses carried forward	(12)	(65)	—
Foreign earnings subject to different rates of tax	42	(15)	(65)
Other adjustments for tax purposes	4	8	(9)
Share of results of associates and joint ventures shown post tax in the income statement	(5)	(5)	(5)
Impact of corporation tax rate change on deferred tax	—	58	33
Adjustments in respect of prior year	3	38	(48)
Bank of Ireland Life companies—different basis of accounting	(13)	12	21
Loss on disposal / liquidation of business activities	—	—	8

Taxation charge / (credit)	134	(34)	(334)

*
As outlined in the Group accounting policies on page 211, comparative periods have been restated to reflect the change in timing of recognition of the FSCS levy in accordance with IFRIC 21 'Levies'. See note 60 for additional information.

The effective taxation rate on a statutory profit basis for the year ended 31 December 2014 is 15% (tax charge) (year ended 31 December 2013: 7% (tax credit); year ended 31 December 2012: 16% (tax credit)).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18    Taxation (Continued)

The tax effects relating to each component of other comprehensive income are as follows:

	Year ended 31 December 2014			Year ended 31 December 2013			Year ended 31 December 2012
	Pre tax €m	Tax €m	Net of tax €m	Pre tax €m	Tax €m	Net of tax €m	Pre tax €m	Tax €m	Net of tax €m
Available for sale reserve
Changes in fair value	342	(41)	301	414	(53)	361	1,015	(126)	889
Transfer to income statement
—On asset disposal	(192)	24	(168)	(50)	6	(44)	(60)	7	(53)
—Impairment	—	—	—	—	—	—	45	(6)	39

Net change in reserve	150	(17)	133	364	(47)	317	1,000	(125)	875

Remeasurement of the net defined benefit pension liability	(396)	43	(353)	(130)	13	(117)	(892)	117	(775)
Cash flow hedge reserve
Changes in fair value	(125)	17	(108)	259	(29)	230	590	(44)	546
Transfer to income statement	308	(41)	267	(461)	50	(411)	(417)	19	(398)

Net change in cash flow hedge reserve	183	(24)	159	(202)	21	(181)	173	(25)	148

Net change in foreign exchange reserve	275	—	275	(81)	—	(81)	136	—	136
Net change in revaluation reserve	1	—	1	—	—	—	(2)	1	(1)

Other comprehensive income for the year	213	2	215	(49)	(13)	(62)	415	(32)	383

19    Earnings per share

The calculation of basic earnings per unit of €0.05 ordinary stock is based on the profit / (loss) attributable to ordinary stockholders divided by the weighted average number of units of ordinary stock in issue excluding treasury stock and own stock held for the benefit of life assurance policyholders.

The diluted earnings per share is based on the profit / (loss) attributable to ordinary stockholders divided by the weighted average number of units of ordinary stock in issue excluding treasury stock and own stock held for the benefit of life assurance policyholders adjusted for the effect of all dilutive potential ordinary stock.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19    Earnings per share (Continued)

For the years ended 31 December 2014, 31 December 2013 and 31 December 2012 there was no difference in the weighted average number of units of stock used for basic and diluted earnings per share as the effect of all potentially dilutive ordinary units of stock outstanding was anti-dilutive.

	Year ended 31 December 2014 €m	Restated* Year ended 31 December 2013 €m	Restated* Year ended 31 December 2012 €m
Basic and diluted earnings per share
Profit / (loss) attributable to stockholders	786	(483)	(1,825)
Dividend on 2009 Preference Stock	(133)	(185)	(188)
Adjustment on partial redemption of 2009 Preference Stock(1)	—	(23)	—
Dividend on other preference equity interests	(8)	(7)	(7)

Profit / (loss) attributable to ordinary stockholders	645	(698)	(2,020)

	Units (millions)	Units (millions)		Units (millions)
Weighted average number of units of stock in issue excluding treasury stock and own stock held for the benefit of life assurance policyholders(2)	32,345	30,252	(3)	30,109

Basic and diluted earnings per share (cent)	2.0c	(2.3c	)	(6.7c	)

*
As outlined in the Group accounting policies on page 211, comparative periods have been restated to reflect the impact of the adoption of IFRIC 21 'Levies'. The restatement has had no impact on the basic or diluted earnings per share in the current or prior period. See note 60 for additional information.

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

(2)
The weighted average number of units of treasury stock and own stock held for the benefit of life assurance policyholders amounted to 40.7 million units (year ended 31 December 2013: 42.9 million; year ended 31 December 2012: 45.3 million).

(3)
The weighted average number of units of stock in issue is calculated based on daily averages. As a result the number of weighted average units of stock in issue reflect c.20 days of the units of the Placing Stock (note 59).

As at 31 December 2014, the Convertible Contingent Capital Note (CCCN) (note 39) and options of c.0.5 million units (note 45) of potential ordinary stock (31 December 2013: 1.2 million units, 31 December 2012: 2.7 million units) could potentially have a dilutive impact in the future, but were anti-dilutive in the year ended 31 December 2014, the year ended 31 December 2013 and the year ended 31 December 2012. The CCCN has a fixed maturity date of 30 July 2016.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20    Trading securities

	31 December 2014 €m	31 December 2013 €m
Debt securities—listed	12	252

Trading securities	12	252

For the purpose of disclosure of credit risk exposures, trading securities are included within other financial instruments of €30.1 billion (31 December 2013: €29.5 billion) in the table in the Risk Management Report on page 110.

21    Derivative financial instruments

The Group's use of objectives and policies on managing the risks that arise in connection with derivatives, including the policies for hedging, are included in the Risk Management Report on pages 129 and 130. The notional amounts of certain types of derivatives do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group's exposure to credit risk. The derivative instruments give rise to assets or liabilities as a result of fluctuations in market rates or prices relative to their terms.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21    Derivative financial instruments (Continued)

The notional amounts and fair values of derivative instruments held by the Group are set out in the following tables:

		Fair Values
31 December 2014	Contract / notional amount €m	Assets €m	Liabilities €m
Derivatives held for trading
Foreign exchange derivatives
Currency forwards	7,026	74	113
Currency swaps	524	26	27
Over the counter currency options	260	2	2

Total foreign exchange derivatives held for trading	7,810	102	142

Interest rate derivatives
Interest rate swaps	123,101	2,037	2,398
Cross currency interest rate swaps	4,835	365	253
Forward rate agreements	221	—	—
Over the counter interest rate options	5,131	45	46
Interest rate futures	1,600	—	1
Exchange traded interest rate options	9,884	—	—

Total interest rate derivatives held for trading	144,772	2,447	2,698

Equity contracts, commodity contracts and credit derivatives
Equity index-linked contracts held	3,987	277	10
Equity conversion feature in Contingent Capital Note	1,000	22	—
Credit derivatives	160	—	—
Commodity contracts	126	17	17

Total equity contracts and credit derivatives	5,273	316	27

Total derivative assets / liabilities held for trading	157,855	2,865	2,867

Derivatives held for hedging
Derivatives designated as fair value hedges
Interest rate swaps	21,053	364	672
Cross currency interest rate swaps	40	3	—

Total designated as fair value hedges	21,093	367	672

Derivatives designated as cash flow hedges
Interest rate swaps	16,833	460	65
Cross currency interest rate swaps	7,720	—	434

Total designated as cash flow hedges	24,553	460	499

Total derivative assets / liabilities held for hedging	45,646	827	1,171

Total derivative assets / liabilities	203,501	3,692	4,038

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21    Derivative financial instruments (Continued)

		Fair Values
31 December 2013	Contract / notional amount €m	Assets €m	Liabilities €m
Derivatives held for trading
Foreign exchange derivatives
Currency forwards	8,722	46	67
Currency swaps	577	41	28
Over the counter currency options	348	2	2

Total foreign exchange derivatives held for trading	9,647	89	97

Interest rate derivatives
Interest rate swaps	150,071	1,906	2,191
Cross currency interest rate swaps	5,508	365	289
Forward rate agreements	1,651	—	1
Over the counter interest rate options	5,136	40	35

Total interest rate derivatives held for trading	162,366	2,311	2,516

Equity contracts, commodity contracts and credit derivatives
Equity index-linked contracts held	3,786	237	38
Equity conversion feature in Contingent Capital Note	1,000	50	—
Credit derivatives	134	2	2
Commodity contracts	100	2	2

Total equity contracts and credit derivatives	5,020	291	42

Total derivative assets / liabilities held for trading	177,033	2,691	2,655

Derivatives held for hedging
Derivatives designated as fair value hedges
Interest rate swaps	19,520	387	375
Cross currency interest rate swaps	75	6	—

Total designated as fair value hedges	19,595	393	375

Derivatives designated as cash flow hedges
Interest rate swaps	17,835	334	93
Cross currency interest rate swaps	7,744	74	105
Currency forwards	11	—	—

Total designated as cash flow hedges	25,590	408	198

Total derivative assets / liabilities held for hedging	45,185	801	573

Total derivative assets / liabilities	222,218	3,492	3,228

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21    Derivative financial instruments (Continued)

The Group uses netting arrangements and collateral agreements to reduce its exposure to credit losses. Of the derivative assets of €3.7 billion at 31 December 2014 (31 December 2013: €3.5 billion):

•
€2.5 billion (31 December 2013: €2 billion) are available for offset against derivative liabilities under master netting arrangements. These transactions do not meet the criteria under IAS 32 to enable the assets to be presented net of the liabilities; and

•
€1.2 billion (31 December 2013: €1.5 billion) are not covered by master netting arrangements or relate to counterparties covered by master netting arrangements with whom a net asset position was held at the balance sheet date.

At 31 December 2014, cash collateral of €0.6 billion (31 December 2013: €0.9 billion) was held against these assets and is reported within deposits from banks (note 35).

Placements with other banks includes cash collateral of €1.3 billion (31 December 2013: €1.1 billion) placed with derivative counterparties in respect of a net derivative liability position of €1.5 billion (31 December 2013: €1.3 billion) and is reported within loans and advances to banks (note 23).

The Group designates certain derivatives as hedging instruments in either fair value or cash flow hedge relationships.

Fair value hedges

Certain interest rate and cross currency interest rate derivatives are designated as hedging instruments. These are primarily used to reduce the interest rate and foreign exchange exposure on the Group's fixed rate debt held and debt issued portfolios.

Cash flow hedges

The Group designates certain interest rate and currency derivatives in cash flow hedge relationships in order to hedge the exposure to variability in future cash flows arising from floating rate assets and liabilities and from foreign currency assets. Movements in the cash flow hedge reserve are shown in the Consolidated statement of changes in equity (page 204).

The years in which the hedged cash flows are expected to occur are shown in the table below:

31 December 2014	Up to 1 year €m	1 to 2 years €m	2 to 5 years €m	Over 5 years €m	Total €m
Forecast receivable cash flows	2,406	5,374	141	176	8,097
Forecast payable cash flows	(5)	(13)	(63)	(161)	(242)

31 December 2013	Up to 1 year €m	1 to 2 years €m	2 to 5 years €m	Over 5 years €m	Total €m
Forecast receivable cash flows	5,971	1,843	674	352	8,840
Forecast payable cash flows	(29)	(31)	(127)	(352)	(539)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21    Derivative financial instruments (Continued)

The hedged cash flows are expected to impact the income statement in the following years:

31 December 2014	Up to 1 year €m	1 to 2 years €m	2 to 5 years €m	Over 5 years €m	Total €m
Forecast receivable cash flows	7,773	42	75	207	8,097
Forecast payable cash flows	(8)	(15)	(42)	(177)	(242)

31 December 2013	Up to 1 year €m	1 to 2 years €m	2 to 5 years €m	Over 5 years €m	Total €m
Forecast receivable cash flows	8,062	98	349	331	8,840
Forecast payable cash flows	(41)	(28)	(130)	(340)	(539)

During the year ended 31 December 2014 cash flow hedging was discontinued on forecast interest payments on a Danish Krone (DKK) borrowing of DKK 485 million, which were no longer expected to occur. During the year ended 31 December 2013 there were no forecast transactions to which the Group had applied hedge accounting which were no longer expected to occur.

22    Other financial assets at fair value through profit or loss

	31 December 2014 €m	31 December 2013 €m
Assets linked to policyholder liabilities
Equity securities	7,618	6,735
Government bonds	971	933
Unit trusts	928	994
Debt securities	405	381

	9,922	9,043

Other financial assets
Government bonds	1,210	890
Other	396	373

	1,606	1,263

Other financial assets at fair value through profit or loss	11,528	10,306

A portion of the Group's life assurance business takes the legal form of investment contracts, under which legal title to the underlying investment is held by the Group, but the inherent risks and rewards in the investments are borne by the policyholders. Due to the nature of these contracts, the carrying value of the assets is always the same as the value of the liabilities due to policyholders and any change in the value of the assets results in an equal change in the value of the amounts due to policyholders. The associated liabilities are included in liabilities to customers under investment contracts and insurance contract liabilities on the balance sheet. At 31 December 2014, such assets amounted to €9,922 million (31 December 2013: €9,043 million).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22    Other financial assets at fair value through profit or loss (Continued)

Other financial assets of €1,606 million (31 December 2013: €1,263 million) primarily relate to assets held by the Group's life assurance business for solvency margin purposes or as backing for non-linked policyholder liabilities.

23    Loans and advances to banks

	31 December 2014 €m	31 December 2013 €m
Placements with other banks	3,064	3,264
Mandatory deposits with central banks	1,411	1,311
Funds placed with the Central Bank of Ireland not on demand	349	—
Securities purchased with agreement to resell	27	184

Loans and advances to banks	4,851	4,759

Placements with other banks includes cash collateral of €1.3 billion (31 December 2013: €1.1 billion) placed with derivative counterparties in relation to net derivative liability positions (note 21).

The Group has entered into transactions to purchase securities with agreement to resell and has accepted collateral that it is permitted to sell or repledge in the absence of default by the owner of the collateral. The fair value of this collateral at 31 December 2014 was €27 million (31 December 2013: €207 million).

Mandatory deposits with central banks includes €1,283 million relating to collateral in respect of the Group's issued bank notes in Northern Ireland (31 December 2013: €1,134 million).

Loans and advances to banks of €4,851 million (31 December 2013: €4,759 million) included €349 million (31 December 2013: €312 million) of assets held on behalf of Bank of Ireland Life policyholders.

For the purpose of disclosure of credit risk exposures, loans and advances to banks of €4,851 million are included within other financial instruments of €30.1 billion (31 December 2013: €29.5 billion) in the table in the Risk Management Report on page 110.

24    Available for sale financial assets

	31 December 2014 €m	31 December 2013 €m
Government bonds	8,276	6,619
Other debt securities
—listed	4,941	5,251
—unlisted	315	198
Equity securities
—listed	1	4
—unlisted	47	32

Available for sale financial assets	13,580	12,104

Further details on the Group's available for sale financial assets are set out on page 361.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24    Available for sale financial assets (Continued)

Included within unlisted debt securities are subordinated bonds issued by NAMA with a nominal value of €281 million (31 December 2013: €281 million) and a fair value of €232 million (31 December 2013: €132 million). These bonds represented 5% of the nominal consideration received for assets sold to NAMA, with the remaining 95% received in the form of NAMA senior bonds. The subordinated bonds are not guaranteed by the State, they are not marketable and the payment of interest and repayment of capital is dependent on the performance of NAMA. During the year ended 31 December 2014, NAMA revised its outlook and paid the Group a discretionary coupon of €15 million on the bonds. As a consequence, the Group revised its assumption as to future expected cash flows on the bonds, resulting in a reversal of impairment of €70 million (year ended 31 December 2013: €nil) (note 14).

At 31 December 2014, available for sale financial assets with a fair value of €1.6 billion (31 December 2013: €4 billion) had been pledged to third parties in sale and repurchase agreements. The Group has not derecognised any securities delivered in such sale and repurchase agreements.

The movement on available for sale financial assets is analysed as follows:

	31 December 2014 €m	31 December 2013 €m
At beginning of year	12,104	11,093
Revaluation, exchange and other adjustments	819	159
Additions	3,844	3,346
Redemptions	(469)	(1,422)
Sales	(2,751)	(1,127)
Amortisation	33	55

At end of year	13,580	12,104

During the year ended 31 December 2014, the Group sold available for sale assets of €2.8 billion (31 December 2013: €1.1 billion) which resulted in a gain of €192 million (year ended 31 December 2013: €50 million) (note 9).

During the years ended 31 March 2009 and 31 December 2013, the Group reclassified available for sale financial assets with a carrying amount and fair value of €459 million to loans and advances to customers with expected recoverable cash flows of €805 million. For assets reclassified during 31 March 2009 the effective interest rate at the date of reclassification ranged from 0.73% to 7.12%, and for assets reclassified during year ended 31 December 2013 was 5.17%. At the date of these reclassifications, the Group had the intention and ability to hold these assets for the foreseeable future or until maturity.

The carrying amount and fair value of these assets as at 31 December 2014 and 31 December 2013 are set out as follows:

	31 December 2014		31 December 2013
	Carrying amount €m	Fair value €m	Carrying amount €m	Fair value €m
AFS financial assets reclassified to loans and advances to customers	197	199	243	232

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24    Available for sale financial assets (Continued)

Interest income of €14 million (year ended 31 December 2013: €25 million; year ended 31 December 2012: €56 million) and a reversal of an impairment charge of €3 million (year ended 31 December 2013: €12 million charge; year ended 31 December 2012: €4 million charge) have been recognised in the income statement for the year ended 31 December 2014 in relation to these assets. If the assets had not been reclassified a fair value gain of €12 million (year ended 31 December 2013: €18 million; year ended 31 December 2012: €22 million) would have been recognised in Other comprehensive income and a reversal of an impairment charge of €nil would have been recognised (year ended 31 December 2013: €12 million charge; year ended 31 December 2012: €3 million charge).

25    NAMA senior bonds

	31 December 2014 €m	31 December 2013 €m
NAMA senior bonds	2,374	3,957

The Group received as consideration for the assets transferred to NAMA a combination of Government guaranteed bonds (NAMA senior bonds) issued by NAMA (95% of the nominal consideration), and non-guaranteed subordinated bonds issued by NAMA (5% of nominal consideration).

At 31 December 2014, €nil (31 December 2013: €2.8 billion) of NAMA senior bonds had been pledged to Monetary Authorities in sale and repurchase agreements.

The interest rate on the NAMA senior bonds is six month Euribor, set semi-annually. It was 0.384% on 1 March 2014 and was 0.267% on 1 September 2014. The contractual maturity of these bonds is 1 March 2015. NAMA may, only with the consent of the Group, settle the bonds by issuing new bonds with the same terms and conditions and a maturity date of up to 364 days. On 13 February 2015, the Group agreed to accept the issuance of new bonds, in settlement of the existing debt. These bonds have the same terms and conditions as the original NAMA senior bonds and mature on 2 March 2016.

During the year ended 31 December 2014, NAMA redeemed senior bonds held by the Group with a nominal value of €1,602 million (year ended 31 December 2013: €484 million).

26    Loans and advances to customers

	31 December 2014 €m	31 December 2013 €m
Loans and advances to customers	87,707	91,214
Finance leases and hire purchase receivables (see below)	1,834	1,541

	89,541	92,755
Less allowance for impairment charges on loans and advances to customers (note 27)	(7,423)	(8,241)

Loans and advances to customers	82,118	84,514

Amounts include
Due from joint ventures and associates	96	170

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26    Loans and advances to customers (Continued)

Finance leases and hire purchase receivables

Loans and advances to customers include finance leases and hire purchase receivables, which are analysed as follows:

	31 December 2014 €m	31 December 2013 €m
Gross investment in finance leases:
Not later than 1 year	781	701
Later than 1 year and not later than 5 years	1,231	991
Later than 5 years	6	5

	2,018	1,697
Unearned future finance income on finance leases	(184)	(156)

Net investment in finance leases	1,834	1,541

The net investment in finance leases is analysed as follows:
Not later than 1 year	713	637
Later than 1 year and not later than 5 years	1,116	899
Later than 5 years	5	5

	1,834	1,541

The Group's material leasing arrangements include the provision of instalment credit and leasing finance for both consumer and business customers.

At 31 December 2014, the accumulated allowance for uncollectable minimum lease payments receivable was €20 million (31 December 2013: €25 million).

Securitisations

Loans and advances to customers include balances that have been securitised but not derecognised, comprising both Residential mortgages and commercial loans. In general, the assets, or interests in the assets, are transferred to structured entities, which then issue securities to third party investors or to other entities within the Group. All of the Group's securitisation structured entities are consolidated.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27    Impairment provisions

The following tables show the movement in the impairment provisions on total loans and advances to customers during the year ended 31 December 2014 and 31 December 2013.

31 December 2014	Residential mortgages €m	Non-Property SME and corporate €m	Property and construction €m	Consumer €m	Total impairment provisions €m
Provision at 1 January 2014	2,003	1,909	4,118	211	8,241
Exchange adjustments	8	25	90	4	127
Charge / (reversal) in income statement	(148)	219	450	21	542
Provisions utilised	(275)	(456)	(827)	(72)	(1,630)
Other movements	16	2	104	21	143

Provision at 31 December 2014	1,604	1,699	3,935	185	7,423

31 December 2013	Residential mortgages €m	Non-Property SME and corporate €m	Property and construction €m	Consumer €m	Total impairment provisions €m
Provision at 1 January 2013	1,594	1,836	3,876	238	7,544
Exchange adjustments	(3)	(12)	(22)	(1)	(38)
Charge in income statement	573	468	583	41	1,665
Provisions utilised	(187)	(579)	(233)	(89)	(1,088)
Other movements	26	196	(86)	22	158

Provision at 31 December 2013	2,003	1,909	4,118	211	8,241

Provisions include specific and 'incurred but not reported' (IBNR) provisions. IBNR provisions are recognised on all categories of loans for incurred losses not specifically identified but which, experience and observable data indicate, are present in the portfolio at the date of assessment.

Provisions utilised reflect impairment provisions which have been utilised against the related loan balance; the utilisation of a provision does not, of itself, alter a customer's obligations nor does it impact on the Group's rights to take relevant enforcement action.

28    Interest in associates

	31 December 2014 €m	31 December 2013 €m
At beginning of year	89	91
Share of results after tax	41	(4)
Increase in investments	11	13
Fair value and other movements	1	(10)
Decrease in investments	(86)	(1)

At end of year	56	89

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28    Interest in associates (Continued)

In presenting details of the associates of the Group, the exemption permitted by Regulation 10 of the European Communities (Credit Institutions: Accounts) Regulations, 1992 has been availed of and the Group will annex a full listing of associates to its annual return to the Companies Registration Office.

29    Interest in joint ventures

Joint ventures (JV)	31 December 2014 €m	31 December 2013 €m
At beginning of year	209	227
Exchange adjustments	9	(3)
Share of results after tax (note 16)	51	35
—First Rate Exchange Services	43	40
—Property unit trust	8	(5)
Dividends received	(36)	(50)

At end of year	233	209

For further information on joint ventures refer to note 55 Interests in other entities.

30    Intangible assets

	Computer software externally purchased €m	Computer software internally generated €m	Other externally purchased intangible assets €m	Total €m
Cost
At 1 January 2014	145	1,032	175	1,352
Exchange adjustments	2	11	9	22
Additions	—	111	1	112
Disposals / write-offs	(30)	(88)	(2)	(120)

At 31 December 2014	117	1,066	183	1,366

Accumulated amortisation
At 1 January 2014	(139)	(747)	(92)	(978)
Exchange adjustments	(1)	(9)	(6)	(16)
Disposals / write-offs	30	88	2	120
Charge for the year (note 11)	(5)	(64)	(13)	(82)

At 31 December 2014	(115)	(732)	(109)	(956)

Net book value at 31 December 2014	2	334	74	410

Intangible assets predominantly comprise computer software that is developed internally by the Group and purchased computer software.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30    Intangible assets (Continued)

Impairment review—intangible assets

Intangible assets have been reviewed for any indication that impairment may have occurred. Where any such indication exists impairment has been measured by comparing the carrying value of the intangible asset to its recoverable amount. There was no impairment identified in the year ended 31 December 2014 (year ended 31 December 2013: €nil).

	Computer software externally purchased €m	Computer software internally generated €m	Other externally purchased intangible assets €m	Total €m
Cost
At 1 January 2013	160	967	172	1,299
Exchange adjustments	(1)	(3)	(3)	(7)
Additions	—	78	6	84
Disposals / write-offs	(14)	(10)	—	(24)

At 31 December 2013	145	1,032	175	1,352

Accumulated amortisation
At 1 January 2013	(147)	(697)	(84)	(928)
Exchange adjustments	1	1	2	4
Disposals / write-offs	14	10	—	24
Charge for the year (note 11)	(7)	(61)	(10)	(78)

At 31 December 2013	(139)	(747)	(92)	(978)

Net book value at 31 December 2013	6	285	83	374

31    Investment properties

	31 December 2014 €m	31 December 2013 €m
At beginning of year	805	848
Exchange adjustment	20	—
Reclassifications (note 32)	(135)	—
Additions	57	—
Revaluation	94	(32)
Disposals	(140)	(11)

At end of year	701	805

Rental income from investment property amounted to €51 million for the year ended 31 December 2014 (year ended 31 December 2013: €52 million). Expenses directly attributable to investment property generating rental income amounted to €10 million for the year ended 31 December 2014 (year ended 31 December 2013: €8 million). There were no expenses directly attributable to investment properties which are not generating rental income for the year ended 31 December 2014 or the year ended 31 December 2013.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31    Investment properties (Continued)

Of the €701 million (31 December 2013: €805 million) of investment properties held by the Group, €701 million (31 December 2013: €681 million) is held on behalf of Bank of Ireland Life policyholders.

32    Assets classified as held for sale

	31 December 2014 €m	31 December 2013 €m
Investment property—Galleri K	135	—

Assets classified as held for sale	135	—

Following a review of the rental market in Copenhagen and reflecting hardening rental yields, the Group decided during 2014 to sell an investment property, Galleri K, which consists of a large block of high street retail in Copenhagen and forms part of the Retail Ireland division. A sales agent has been appointed by the Group and the property is been actively marketed for sale. A sale is expected to be completed in 2015. The property continues to be measured at fair value.

33    Property, plant and equipment

	Freehold land and buildings and long leaseholds (held at fair value) €m	Adaptations (at cost) €m	Computer and other equipment (at cost) €m	Finance lease assets (at cost) €m	Payments on accounts and assets in the course of construction (at cost) €m	Total €m
Cost or valuation
At 1 January 2014	132	175	477	18	6	808
Exchange adjustments	5	1	6	1	—	13
Additions	—	—	5	—	20	25
Disposals / write-offs	(2)	(1)	(36)	—	—	(39)
Reversal of impairment (note 11)	9	—	—	—	—	9
Revaluation	1	—	—	—	—	1
Reclassifications	(1)	6	15	—	(20)	—

At 31 December 2014	144	181	467	19	6	817

Accumulated depreciation
At 1 January 2014	—	(105)	(371)	(10)	—	(486)
Exchange adjustments	—	(2)	(6)	—	—	(8)
Disposals / write-offs	—	1	36	—	—	37
Charge for the year (note 11)	—	(10)	(22)	(4)	—	(36)

At 31 December 2014	—	(116)	(363)	(14)	—	(493)

Net book value at 31 December 2014	144	65	104	5	6	324

Property, plant and equipment at 31 December 2014 held at fair value was €144 million (31 December 2013: €132 million). The historical cost of property, plant and equipment held at fair value at 31 December 2014 was €96 million (31 December 2013: €89 million). The net book value of property, plant and equipment at 31 December 2014 held at cost less accumulated depreciation and impairment amounted to €180 million (31 December 2013: €190 million).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33    Property, plant and equipment (Continued)

	Freehold land and buildings and long leaseholds (held at fair value) €m	Adaptations (at cost) €m	Computer and other equipment (at cost) €m	Finance lease assets (at cost) €m	Payments on accounts and assets in the course of construction (at cost) €m	Total €m
Cost or valuation
At 1 January 2013	135	177	470	17	10	809
Exchange adjustments	(1)	(1)	(2)	—	—	(4)
Additions	—	1	3	1	29	34
Disposals / write-offs	(1)	(10)	(19)	—	—	(30)
Revaluation
—Recognised in the income statement	(1)	—	—	—	—	(1)
Reclassifications	—	8	25	—	(33)	—

At 31 December 2013	132	175	477	18	6	808

Accumulated depreciation
At 1 January 2013	—	(101)	(369)	(6)	—	(476)
Exchange adjustments	—	—	2	—	—	2
Disposals / write-offs	—	9	19	—	—	28
Charge for the year (note 11)	—	(13)	(23)	(4)	—	(40)

At 31 December 2013	—	(105)	(371)	(10)	—	(486)

Net book value at 31 December 2013	132	70	106	8	6	322

Property

A revaluation of Group property was carried out as at 31 December 2014.

Future capital expenditure

The table below shows future capital expenditure in relation to both property, plant and equipment and intangible assets.

	31 December 2014 €m	31 December 2013 €m
Future capital expenditure:
—contracted but not provided for in the financial statements	4	13
—authorised by the Directors but not contracted	154	72

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

Minimum future rentals under non-cancellable operating leases are as follows:

	Payable 31 December 2014 €m	Receivable 31 December 2014 €m	Payable 31 December 2013 €m	Receivable 31 December 2013 €m
Not later than 1 year	66	5	61	3
Later than 1 year and not later than 5 years	218	10	225	7
Later than 5 years	459	7	498	5

Included in the table above, at 31 December 2014, is an amount of €16 million in relation to sub-lease rental (31 December 2013: €14 million).

Finance leases

The Group leases computer equipment under finance lease agreements. The leases range from one to five years, contain no material contingent rents or restrictions imposed by lease agreements and contain standard terms of renewal.

	At 31 December 2014			At 31 December 2013
	Total minimum future payments €m	Future finance charges €m	Present value of finance lease commitments €m	Total minimum future payments €m	Future finance charges €m	Present value of finance lease commitments €m
Not later than 1 year	4	—	4	4	—	4
Later than 1 year not later than 5 years	3	—	3	6	(1)	5
Later than 5 years	—	—	—	—	—	—

The net carrying amount of the assets held under finance leases at 31 December 2014 was €7 million (31 December 2013: €9 million).

As outlined in note 43, a Group pension scheme has a charge over a portfolio of Group assets (a contingent asset) with a value of €164 million at 31 December 2014 (31 December 2013: €375 million) including Group properties with a fair value of €49 million at 31 December 2014 (31 December 2013: €42 million).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34    Other assets

	31 December 2014 €m	31 December 2013 €m
Reinsurance asset	1,322	1,023
Value in force of life assurance business (note 58)	547	497
Interest receivable	389	425
Sundry and other debtors	298	364
Accounts receivable and prepayments	149	151

Other assets	2,705	2,460

Other assets are analysed as follows:
Within 1 year	752	843
After 1 year	1,953	1,617

	2,705	2,460

The movement in the reinsurance asset is noted below:
At beginning of year	1,023	940
New business	143	94
Changes in business	156	(11)

At the end of the year	1,322	1,023

For the purpose of disclosure of credit risk exposures, the reinsurance asset is included within other financial instruments of €30.1 billion (31 December 2013: €29.5 billion) in the Risk Management Report on page 110.

Included in other assets is an amount of €1 million (31 December 2013: €2 million) relating to the Group's share of the assets of the joint operation (JO) (note 55).

35    Deposits from banks

	31 December 2014 €m	31 December 2013 €m
Securities sold under agreement to repurchase	2,899	10,533

—Monetary Authorities	1,685	6,415
—Private market repos	1,214	4,118

Deposits from banks	956	1,537
Other bank borrowings	—	143

Deposits from banks	3,855	12,213

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

35    Deposits from banks (Continued)

Deposits from banks include cash collateral of €0.6 billion (31 December 2013: €0.9 billion) received from derivative counterparties in relation to net derivative asset positions (note 21).

	31 December 2014				31 December 2013
Monetary Authority Funding	LTRO €m	MRO €m	TLTRO €m	Total €m	LTRO €m	MRO €m	TLTRO €m	Total €m
Of which:
Deposits from Banks	1,040	100	545	1,685	6,415	—	—	6,415
Debt securities in issue (note 37)	615	1,150	950	2,715	1,885	—	—	1,885

Total	1,655	1,250	1,495	4,400	8,300	—	—	8,300

The Group's Main Refinancing Operations (MROs) and Long Term Refinancing Operations (LTROs) borrowings mature in January 2015 and February 2015 respectively. The ECB have confirmed their intention to continue conducting 7-day MROs and three month LTROs as fixed rate tenders with full allotment for as long as necessary, and at least until the end of the reserve maintenance period ending in December 2016.

The Group's Targeted Longer-Term Refinancing Operations (TLTROs) borrowings will be repaid between September 2016 and September 2018, in line with the terms and conditions of the TLTRO facility.

36    Customer accounts

	31 December 2014 €m	31 December 2013 €m
Term deposits and other products	33,733	37,056
Demand deposits	21,014	19,453
Current accounts	20,090	17,358

Customer accounts	74,837	73,867

Amounts include;
Due to associates and joint ventures	69	55

Deposit accounts where a period of notice is required to make a withdrawal are classified within term deposits and other products. An analysis of the contractual maturity profile of customer accounts is set out in note 47.

Term deposits and other products include a number of term accounts that contain easy access features. These allow the customer to access a portion or all of their deposit notwithstanding that this repayment could result in financial penalty being paid by the customer. For such accounts, the portion subject to the potential early access has been classified in the 'demand' category in the liquidity risk and profile note (see page 311).

At 31 December 2014, the Group's largest 20 customer deposits amounted to 5% (31 December 2013: 7%) of customer accounts. Information on the contractual maturities of customer accounts is set out on page 123 in the Risk Management Report.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

36    Customer accounts (Continued)

Included within Term deposits and other products is €0.6 billion (31 December 2013: €0.5 billion) relating to sale and repurchase agreements with financial institutions who do not hold a banking licence.

Under the European Communities (Deposit Guarantee Schemes) Regulations, 1995 as amended in line with the Government's announcement of 20 September 2008, deposits of up to €100,000 per eligible depositor per credit institution authorised by the CBI are protected by the Irish Deposit Guarantee Scheme. This Scheme covers current accounts, demand deposit accounts and term deposit accounts and is funded by the credit institutions lodging funds in a deposit protection account maintained at the CBI.

In addition to the deposits covered by these Regulations and by the ELG Scheme, certain other Group deposits are covered by the deposit protection schemes in other jurisdictions, chiefly the UK Financial Services Compensation Scheme (in respect of deposits issued by Bank of Ireland (UK) plc).

37    Debt securities in issue

	31 December 2014 €m	31 December 2013 €m
Bonds and medium term notes	11,621	11,548
Monetary Authorities (note 35)	2,715	1,885
Other debt securities in issue	1,704	1,847

Debt securities in issue	16,040	15,280

The movement on debt securities in issue is analysed as follows:

	31 December 2014 €m	31 December 2013 €m
Opening balance	15,280	18,073
Issued during the period	4,220	4,465
Repurchases	(698)	(303)
Redemptions	(2,974)	(6,658)
Other movements	212	(297)

Closing balance	16,040	15,280

38    Liabilities to customers under investment and insurance contracts

Investment contract liabilities	31 December 2014 €m	31 December 2013 €m
Liabilities to customers under investment contracts, at fair value	5,680	5,460

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

38    Liabilities to customers under investment and insurance contracts (Continued)

The movement in gross life insurance contract liabilities can be analysed as follows:

Insurance contract liabilities	31 December 2014 €m	31 December 2013 €m
At beginning of year	8,502	7,988
New business	1,397	1,148
Changes in existing business	19	(634)

At end of year	9,918	8,502

Bank of Ireland Life writes the following life assurance contracts that contain insurance risk:

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

Capital management and available resources

The Group holds technical reserves to meet its liabilities to policyholders based on prudent actuarial assumptions. In addition, the Central Bank requires the Group's life assurance operation to hold shareholder equity that exceeds a statutory margin, the required minimum regulatory solvency margin. The table below sets out the shareholder equity held by the Group's life assurance business compared to the required minimum regulatory solvency margin as at 31 December 2014.

	31 December 2014 €m	31 December 2013 €m
Minimum regulatory solvency margin	191	175
Shareholder equity held for life business	325	354

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

39    Subordinated liabilities

	Notes	31 December 2014 €m	31 December 2013 €m
Undated loan capital
Bank of Ireland UK Holdings plc
€600 million 7.40% Guaranteed Step-up Callable Perpetual Preferred Securities	a	32	32
Bank of Ireland
Stg£75 million 13 3/8% Perpetual Subordinated Bonds	b	97	91
Bristol & West plc
Stg£32.6 million 8 1/8% Non-Cumulative Preference Shares	c	42	39

		171	162

Dated loan capital
CAD$400 million Fixed / Floating Rate Subordinated Notes 2015		69	63
€1,000 million 10% Convertible Contingent Capital Note 2016	d	989	977
€600 million Subordinated Floating Rate Notes 2017		1	1
€750 million 4.25% Fixed Rate Subordinated Notes 2024	e	760	—
€1,002 million 10% Fixed Rate Subordinated Notes 2020		239	230
Stg£197 million 10% Fixed Rate Subordinated Notes 2020		2	2
€250 million 10% Fixed Rate Subordinated Notes 2022		269	240

		2,329	1,513

Total subordinated liabilities		2,500	1,675

Subordinated liabilities in issue at 31 December 2014

Undated loan capital

The principal terms and conditions of the subordinated liabilities which were in issue by the Group at 31 December 2014 are set out below.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

39    Subordinated liabilities (Continued)

(b)
The 13 3/8% Perpetual Subordinated Bonds were revalued as part of the fair value adjustments on the acquisition by Bristol & West plc of the business of Bristol & West Building Society in July 1997. Bank of Ireland became the issuer of these bonds in 2007 in connection with the transfer of the business of Bristol & West plc to Bank of Ireland.

(c)
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

The table on page 287 provides a description of the dated loan capital, including:

•
the currency of the issue;

•
if the issue is fixed, floating or a combination of both; and

•
maturity.

All of the dated notes in issue at 31 December 2014 with the exception of the Convertible Contingent Capital Note 2016 were issued under the Bank's Euro Note Programme.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

39    Subordinated liabilities (Continued)

(d)   Convertible Contingent Capital Note 2016

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

The equity conversion feature of the note is considered to be an embedded derivative requiring separation, initially an asset with a fair value of €91 million. This derivative has been separated from the host instrument and is subsequently measured at fair value through profit or loss. The fair value of the derivative is established using a valuation technique. The host subordinated liability was measured on initial recognition as the residual after separation of the embedded derivative at an amount of €960 million, and is subsequently measured at amortised cost. At 31 December 2014, the fair value of the embedded derivative was €22 million (31 December 2013: €50 million) (note 21).

On 9 January 2013, the State sold its entire holding of the note to a diverse group of international institutional investors, thereby fixing all future cash coupon payments on the notes at 10% per annum. The option to increase the market rate noted above was not exercised and lapsed on the sale.

(e)   Fixed Rate Subordinated Notes 2024

On 4 June 2014, the Group issued a €750 million 10 year (callable at the end of year five) Tier 2 capital instrument. The bond carries a coupon of 4.25%. The instrument is loss absorbing at the point of non-viability upon the implementation of a statutory resolution regime in Ireland. Redemption in whole but not in part is at the option of the Bank upon (i) Regulatory reasons (capital event), or (ii) Tax reasons (additional amounts payable on the Notes). Any redemption before the Maturity Date is subject to such approval by the Competent Authority as may be required by the Capital Requirements Regulation (CRR) and / or such other laws and regulations which are applicable to the Issuer.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

40    Other liabilities

	31 December 2014 €m	Restated* 31 December 2013 €m
Notes in circulation	1,121	991
Accrued interest payable	532	690
Sundry creditors	344	420
Accruals and deferred income	163	172
Finance lease obligations	6	9
Other	462	541

Other liabilities	2,628	2,823

Other liabilities are analysed as follows:
Within 1 year	2,514	2,517
After 1 year	114	306

	2,628	2,823

*
As outlined in the Group accounting policies on page 211, comparative periods have been restated to reflect the impact of the adoption of IFRIC 21 'Levies'. See note 60 for additional information.

Included in other liabilities is an amount of €11 million (31 December 2013: €8 million) relating to the Group's share of the liabilities of the joint operation (JO) (note 55).

41    Provisions

	Restructuring €m	Onerous contracts €m	Legal €m	Other €m	Total €m
As at 1 January 2014	67	5	3	15	90
Exchange adjustment	2	—	—	—	2
Charge to income statement	54	—	1	29	84
Utilised during the year	(67)	(1)	(1)	(6)	(75)
Unused amounts reversed during the year	(7)	—	(1)	(8)	(16)

As at 31 December 2014	49	4	2	30	85

Of the €49 million closing provision for restructuring, €16 million relates to staff exits and €33 million relates to property and other costs.

Expected utilisation	Restructuring €m	Onerous contracts €m	Legal €m	Other €m	Total €m
Less than 1 year	30	—	2	24	56
1 to 2 years	9	1	—	2	12
2 to 5 years	7	1	—	1	9
5 to 10 years	3	1	—	3	7
More than 10 years	—	1	—	—	1

Total	49	4	2	30	85

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

41    Provisions (Continued)

The Group has recognised provisions in relation to restructuring costs, onerous contracts, legal and other. Such provisions are sensitive to a variety of factors, which vary depending on their nature. The estimation of the amounts of such provisions is judgemental because the relevant payments are due in the future and the quantity and probability of such payments is uncertain.

The methodology and the assumptions used in the calculation of provisions are reviewed regularly and, at a minimum, at each reporting date.

42    Deferred tax

	31 December 2014 €m	Restated* 31 December 2013 €m
The movement on the deferred tax account is as follows:
At beginning of year	1,618	1,545
Income statement credit / (charge) for year	(92)	96
Pensions and other retirement benefits	43	16
Available for sale financial assets—charge to other comprehensive income	(17)	(47)
Cash flow hedges—charge to other comprehensive income	(24)	21
Other movements	39	(13)

At end of year	1,567	1,618

Deferred tax assets and liabilities are attributable to the following items:
Deferred tax assets
Unutilised tax losses	1,595	1,646
Pensions and other post retirement benefits	131	115
Accelerated capital allowances on equipment used by the Group	17	20
Provision for loan impairment	16	12
Cash flow hedge reserve	—	3

Deferred tax assets	1,759	1,796

Deferred tax liabilities
Available for sale reserve	(84)	(72)
Life companies	(74)	(69)
Property revaluation surplus	(9)	(9)
Accelerated capital allowances on finance leases	(3)	(5)
Cash flow hedge reserve	(21)	—
Other temporary differences	(1)	(23)

Deferred tax liabilities	(192)	(178)

Represented on the balance sheet as follows:
Deferred tax assets	1,638	1,710
Deferred tax liabilities	(71)	(92)

	1,567	1,618

*
As outlined in the Group accounting policies on page 211, comparative periods have been restated to reflect the impact of the adoption of IFRIC 21 'Levies'. See note 60 for additional information.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

42    Deferred tax (Continued)

In accordance with IAS 12, in presenting the deferred tax balances above the Group offsets deferred tax assets and liabilities where:

•
an entity has a legally enforceable right to set off current tax assets against current tax liabilities, and

•
the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

Deferred tax liabilities have not been recognised for tax that may be payable if earnings of certain overseas subsidiaries were remitted to Ireland as the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Unremitted earnings for overseas subsidiaries totalled €145 million (31 December 2013: €121 million).

The deferred tax asset of €1,638 million (31 December 2013: €1,710 million (restated)) shown on the balance sheet is after netting by jurisdiction (€1,759 million before netting by jurisdiction, 31 December 2013: €1,796 million (restated)). This includes an amount of €1,595 million at 31 December 2014 (31 December 2013: €1,646 million (restated)) in respect of operating losses which are available to relieve future profits from tax. In order for the Group to recognise an asset for unutilised losses it must have convincing evidence of sufficient future taxable profits against which the losses can be utilised. The deferred tax asset has been recognised on the basis that it is probable it will be recovered as the Directors are satisfied that it is probable that the Group will have sufficient future taxable profits against which the unutilised losses can be utilised.

Under current Irish and UK tax legislation there is no time restriction on the utilisation of trading losses. The Group expects to recover a significant portion of the deferred tax asset in a period more than ten years from the balance sheet date, however it expects that the greater part of the deferred tax asset will be recovered within ten years of the of the balance sheet date. Under accounting standards these assets are measured on an undiscounted basis.

The Group's projections of future taxable profits incorporate estimates and assumptions on economic factors such as employment levels and interest rates as well as other measures such as loan volumes and impairment losses. The Group projections are based on the current business plan for the four years to 2018. The Group assumes long term growth in profitability thereafter. The use of alternative assumptions representing reasonably possible alternative outcomes would not impact the recognition of the Group's deferred tax assets, although they could increase or decrease the recovery period. If the projected rate of growth of taxable profits was increased or decreased by 2 percentage points, the Group estimates that this would respectively decrease or increase the recovery period for the majority of losses by up to two years.

The UK Government had previously enacted legislation to reduce the main rate of corporation tax to 21% from 1 April 2014 and 20% for years beginning on or after 1 April 2015.

On 3 December 2014, as part of their Autumn Statement, the UK Government proposed a new loss restriction whereby banks will only be able offset 50% of their trading profits arising from 1 April 2015 with losses carried forward from before that date. The proposed restriction would significantly lengthen the period over which the Group could use its UK trading losses. Legislation for the proposed restriction was not enacted by the balance sheet date and therefore in line with IAS 12 it is not considered in the context of the deferred tax asset measurement or recognition at 31 December 2014. Trading losses in both UK and Ireland would continue to be available for indefinite carry forward.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

42    Deferred tax (Continued)

Deferred tax assets have not been recognised in respect of US tax losses of €79 million (31 December 2013: €73 million) and US temporary differences of €3 million (31 December 2013: €2 million). At 31 December 2014, €29 million (31 December 2013: €27 million) of the tax losses expire in the period 2020 to 2028 with €50 million due to expire in 2029. There is no expiry date on the tax credits. Deferred tax assets have not been recognised in respect of these losses due to an annual limitation on use.

The amount of the deferred tax asset expected to be recovered after more than one year is c.€1.5 billion (31 December 2013: c.€1.7 billion). The amount of deferred tax liability expected to be settled after more than one year is c.€0.1 billion (31 December 2013: c.€0.2 billion).

The deferred tax charge / (credit) in the income statement comprises the following temporary differences:

	31 December 2014 €m	Restated* 31 December 2013 €m
Current year profits / (losses)	55	(174)
Reassessment of the value of tax losses carried forward(1)	(12)	(65)
Impact of corporation tax rate change	—	58
Pensions and other retirement benefits	27	50
Life companies	4	15
Accelerated tax depreciation	2	(14)
Other temporary differences	5	15
Transfer to current tax	7	25
Adjustments in respect of prior year	4	(6)

Total deferred tax charge / (credit)	92	(96)

*
As outlined in the Group accounting policies on page 211, comparative periods have been restated to reflect the impact of the adoption of IFRIC 21 'Levies'. See note 60 for additional information.

(1)
During the year the Group's assessment of the value of UK losses has increased by €12 million (31 December 2013: €65 million).

43    Retirement benefit obligations

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

The most significant defined benefit scheme in the Group is the Bank of Ireland Staff Pensions Fund (BSPF) which accounts for approximately 76% of the total liabilities across all Group sponsored defined benefit schemes at 31 December 2014. The BSPF and all of the Group's other RoI and UK defined benefit schemes were closed to new members during 2007, and a new hybrid scheme (which included elements of defined benefit and defined contribution) was introduced for new entrants to the Group. The hybrid scheme was subsequently closed to new entrants in late 2014 and a new defined contribution scheme was introduced for new entrants to the Group from that date.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

43    Retirement benefit obligations (Continued)

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

The BSPF is also subject to an annual valuation under the Irish Pensions Authority Minimum Funding Standard (MFS). The MFS valuation is designed to provide a check that a scheme has sufficient funds to provide a minimum level of benefits in a wind-up scenario. If the MFS valuation indicates a funding level of below 100%, action would be required. This generally takes the form of agreeing a 'Funding Proposal' with the Trustees with the aim of meeting the MFS at a specified future point in time.

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

The triennial valuation disclosed that the fair value of scheme assets represented 88% of the benefits that had accrued to members, after allowing for expected future increases in earnings and pensions. Following acceptance of the Pensions 2013 Review the actuary recalculated the funding level of the scheme and the joint future service contribution rate taking account of the impact of post-retirement changes to benefits and assumptions. The fair value of the scheme assets represented 97% of the liabilities on this revised basis and the actuary recommended a joint future service contribution rate of 19.8% following this change (unchanged from 19.8% at the previous triennial valuation).

In addition to the future service contributions the Group continues to make additional contributions of €25.75 million per quarter to mid-2016 to the BSPF arising from the 2010 Group Pensions Review. During 2014, the Group accelerated the payment of the full amount of the 2015 additional contributions of €103 million to the BSPF.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

43    Retirement benefit obligations (Continued)

The next formal triennial valuation of the BSPF will be carried out during 2016 based on the position at 31 December 2015.

The actuarial valuations are available for inspection by members but are not available for public inspection.

Pension levy

The Irish Finance (No. 2) Act 2011 introduced a stamp duty levy of 0.6% on the market value of assets under management in Irish pension funds, for the years 2011 to 2014 (inclusive). The Irish Finance (No. 2) Act 2013 gave effect to an increase in the pension levy by 0.15% to 0.75% in 2014 and introduced a further levy of 0.15% in 2015. The levy is based on scheme assets as at 30 June in each year, or as at the end of the preceding scheme financial year.

The Group has recognised a charge of €33 million in respect of the 2014 pension levy through other comprehensive income for the year ended 31 December 2014 (year ended 31 December 2013: €24 million).

During 2012 and 2013, the Group and the Trustees of the Bank of Ireland Staff Pensions Fund (BSPF) agreed that in exchange for additional security for scheme members, the cost of the pension levies incurred from 2011 to 2013 would be would be borne by the relevant Republic of Ireland scheme members, in the form of adjustments to members' benefits. The additional security was provided by a charge over a portfolio of Group assets (a contingent asset) with an initial value of €250 million which increased to €375 million at 31 December 2013. This contingent asset, including Group properties with a fair value of €49 million at 31 December 2014 (31 December 2013: €42 million), reduced to €164 million at 31 December 2014 as the scheme's assets exceeded the core liabilities under the Minimum Funding Standard by a satisfactory margin. There was no recovery in respect of the BSPF pension levy during 2014, as discussions with the Trustees of the BSPF are still ongoing in relation to members benefits. Following discussions with the Group, the Trustees of the BIF, ICS and BAPF schemes accepted that the cost of the levies incurred from 2011 to 2014 would be borne by the relevant Republic of Ireland scheme members, in the form of an adjustment to member's benefits, resulting in a negative past service cost of €4 million in the income statement during the year ended 31 December 2014 (31 December 2013: €28 million in relation to the BSPF, BIF, ICS and BAPF).

The Group UK Pension Scheme has a charge over a portfolio of Group assets with a value of €43 million at 31 December 2014 (31 December 2013: €50 million).

Pensions 2013 Review

During 2013, the Group completed a review of the BSPF and implemented amendments to benefits to address the IAS 19R deficit of same.

The objectives of this review were to continue to sponsor competitive pension arrangements and benefits and help secure the future viability of the scheme, while recognising the need to substantially reduce the IAS 19R deficit and associated volatility.

Arising from this review the Group proposed a number of amendments to the scheme and also advised members of changes to how increases to pensions in payment will be determined.

The amendment to future increases in members' pensionable salaries required employee members in RoI and UK to individually accept the changes. As at 31 December 2014, c.100% of those members had

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

43    Retirement benefit obligations (Continued)

accepted the changes (31 December 2013: 19%) and the defined benefit pension scheme deficit at 31 December 2014 reflects this level of acceptances together with the impact of a similar review carried out on a number of smaller Group sponsored pension schemes during the year. This has been recognised as a negative past service cost of €93 million (year ended 31 December 2013: negative past service cost of €274 million, net of directly related costs recognised in the income statement and changes in financial assumptions of €117 million recognised in other comprehensive income).

In return for agreement from employee members to changes in how potential future salary increase qualify for pension, the Group has agreed to increase its support for the BSPF between 2016 and 2020, above existing arrangements, so as to broadly match the IAS 19R deficit reduction arising from changes to potential benefits.

Future deficit-reducing contributions from Pensions 2010 and arising from Pensions 2013 review in the form of cash or other suitable assets are estimated to be €550 million across all Group sponsored defined benefit pension schemes.

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

Discount rates are determined in consultation with the Group's independent actuary with reference to market yields at the balance sheet date on high quality corporate bonds (AA rated or equivalent) with a term corresponding to the term of the benefit payments. The yield curve is extrapolated when the term of the benefit payments is longer than the term of available bonds and the single discount rate specified takes the shape of the yield curve and the benefit payments into account. The assumption for RoI price inflation is informed by reference to the European Central Bank inflation target for eurozone countries, which is to maintain inflation at close to but below 2% per annum, and to the long term expectation for eurozone inflation as implied by the difference between eurozone fixed interest and indexed linked bonds. The assumptions for UK price inflation are informed by reference to the difference between yields on longer-term conventional government bonds and index-linked bonds with appropriate adjustments to reflect distortions due to supply and demand, except for UK CPI inflation, which is set by reference to RPI inflation, with an adjustment applied, as there are insufficient CPI-linked bonds from which to derive an assumption.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

43    Retirement benefit obligations (Continued)

The salary assumption takes into account inflation, seniority, promotion and current employment markets relevant to the Group.

Other demographic assumptions are reviewed in line with the actual experience of the Group's schemes. This resulted in a change in demographic assumptions, the impact of which was to reduce the Group's deficit by €308 million as at 31 December 2014.

The financial assumptions used in measuring the Group's defined benefit pension liability under IAS 19 are set out in the table below.

Financial assumptions	31 December 2014 % p.a.	31 December 2013 % p.a.
Irish schemes
Discount rate	2.20	3.65
Inflation rate	1.50	2.00
Rate of general increase in salaries	*2.00	*2.50
Rate of increase in pensions in payments	*0.96	*1.24
Rate of increase to deferred pensions	1.45	1.90
UK schemes
Discount rate	3.70	4.45
Consumer Price Inflation	2.25	2.70
Retail Price Inflation	3.25	3.60
Rate of general increase in salaries	*3.75	*4.10
Rate of increase in pensions in payments	*2.17	*2.49
Rate of increase to deferred pensions	2.25	2.70

*
Weighted average increase across all Group schemes.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

43    Retirement benefit obligations (Continued)

Mortality assumptions

The mortality assumptions adopted for Irish pension arrangements reflect both a base table and projected table developed from various Society of Actuaries in Ireland mortality investigations that are considered a best fit for the Group's expected future mortality experience.

	31 December 2014 years	31 December 2013 years
Longevity at age 70 for current pensioners
Males	17.3	17.5
Females	18.8	18.9
Longevity at age 60 for active members currently aged 60 years
Males	26.8	27.1
Females	28.6	28.7
Longevity at age 60 for active members currently aged 40 years
Males	29.3	29.6
Females	30.8	30.8

Amounts recognised in financial statements

The table below outlines where the Group's defined benefit plans are recognised in the financial statements

31 December 2014	Irish Pension Plans €m	UK Pension(1) Plans €m	Total €m
Income statement credit / (charge)
—Other operating expenses	(113)	(24)	(137)
—Impact of amendments to the defined benefit pension scheme, net of directly related expenses	81	12	93
—Cost of restructuring programme	(4)	1	(3)
Statement of other comprehensive income
Impact of remeasurement	(419)	23	(396)

Balance sheet obligations	(949)	(37)	(986)

This is shown on the balance sheet as:
Retirement benefit obligation			(992)
Retirement benefit asset			6

Total net liability			(986)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

43    Retirement benefit obligations (Continued)

All figures above are shown before deferred tax.

31 December 2013	Irish Pension Plans €m	UK Pension(1) Plans €m	Total €m
Income statement credit / (charge)
—Other operating expenses	(110)	(22)	(132)
—Impact of amendments to the defined benefit pension scheme, net of directly related expenses	237	37	274
—Cost of restructuring programme	3	2	5
Statement of other comprehensive income
—Impact of remeasurement	(106)	(23)	(129)

Balance sheet obligations	(747)	(94)	(841)

This is shown on the balance sheet as:
Retirement benefit obligation			(845)
Retirement benefit asset			4

Total net liability			(841)

(1)
The UK Pension Plans include a portion of the BSPF which relates to UK members.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

43    Retirement benefit obligations (Continued)

The movement in the net defined benefit obligation over the year in respect of the Group's defined benefit plans is as follows:

	Present value of obligation €m	Fair value of plan assets €m	Surplus / (deficit) of plans €m
At 1 January 2014	(6,253)	5,412	(841)
Impact of Pensions 2013 Review
—Negative past service cost (income statement)	93	—	93
Cost of restructuring programme
—Past service cost	(3)	—	(3)
Other operating expenses	(340)	203	(137)

—Current service cost	(113)	—	(113)
—Negative past service cost	3	—	3
—Interest (expense) / income	(230)	203	(27)

Return on plan assets not included in income statement	—	739	739
Change in demographic assumptions	308	—	308
Change in financial assumptions	(1,430)	—	(1,430)
Experience gains	38	—	38
Employer contributions	—	297	297

—Deficit clearing(1)	—	210	210
—Other	—	87	87

Employee contributions	(13)	13	—
Benefit payments	170	(170)	—
Changes in exchange rates	(95)	45	(50)
At 31 December 2014	(7,525)	6,539	(986)

The above amounts are recognised in the financial statements as follows: (charge) / credit
Other operating expenses	(340)	203	(137)
Impact of amendments to defined benefit pension schemes, net of directly related costs	93	—	93
Cost of restructuring programme	(3)	—	(3)

Total amount recognised in income statement	(250)	203	(47)

Changes in financial assumptions	(1,430)	—	(1,430)
Return on plan assets not included in income statement	—	739	739
Change in demographic assumptions	308	—	308
Changes in exchange rates	(95)	45	(50)
Experience gains	38	—	38

Total remeasurements in other comprehensive income	(1,179)	784	(395)

Total Negative past service cost comprises
Impact of amendments to defined benefit pension schemes			93
Impact of restructuring programme			(3)
Other operating expenses			3

Total			93

(1)
Deficit reducing contributions are additional contributions related to the Group's Pensions Reviews.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

43    Retirement benefit obligations (Continued)

	Present value of obligation €m	Fair value of plan assets €m	Surplus / (deficit) of plans €m
At 1 January 2013	(6,137)	5,062	(1,075)
Impact of Pensions 2013 Review	394	—	394

—Negative past service cost (income statement)	277	—	277
—Change in financial assumptions (other comprehensive income)	117	—	117

Cost of restructuring programme	5	—	5

—Negative past service cost	5	—	5

Other operating expenses	(333)	201	(132)

—Current service cost	(122)	—	(122)
—Negative past service cost	28	—	28
—Interest (expense) / income	(239)	201	(38)

Return on plan assets not included in income statement	—	85	85
Change in demographic assumptions	—	—	—
Other changes in financial assumptions	(355)	—	(355)
Experience gains	8	—	8
Employer contributions	—	213	213

—Deficit clearing(1)	—	119	119
—Other	—	94	94

Employee contributions	(13)	13	—
Benefit payments	153	(153)	—
Changes in exchange rates	25	(9)	16
At 31 December 2013	(6,253)	5,412	(841)

The above amounts are recognised in the financial statements as follows: (charge) / credit
Other operating expenses	(333)	201	(132)
Impact of amendments to defined benefit pension schemes,
net of directly related costs	274	—	274
Cost of restructuring programme	5	—	5

Total amount recognised in income statement	(54)	201	147

Changes in financial assumptions	(238)	—	(238)
Return on plan assets not included in income statement	—	85	85
Change in demographic assumptions	—	—	—
Changes in exchange rates	25	(9)	16
Experience gains	8	—	8

Total remeasurements in other comprehensive income	(205)	76	(129)

Total Negative past service cost comprises
Impact of amendments to defined benefit pension schemes			277
Impact of restructuring programme			5
Other operating expenses			28

Total			310

(1)
Deficit reducing contributions are additional contributions related to the Group's Pensions Reviews.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

43    Retirement benefit obligations (Continued)

Asset breakdown	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m
Equities (quoted)	2,088	2,375
Liability Driven Investment (unquoted)	1,489	1,219
Corporate bonds (quoted)	449	318
Property (unquoted)	417	314
Government bonds (quoted)	890	283
Cash (quoted)	392	251
Senior secured loans (unquoted)	212	197
Reinsurance (unquoted)	235	196
Hedge funds (unquoted)	234	193
Private equities (unquoted)	133	66

Total fair value of assets	6,539	5,412

The retirement benefit schemes' assets include Bank of Ireland stock amounting to €9 million (31 December 2013: €7 million) and property occupied by Bank of Ireland Group companies to the value of €31 million (31 December 2013: €25 million).

Sensitivity of defined benefit obligation to key assumptions

The table below sets out how the defined benefit obligation would have been affected by changes in the significant actuarial assumptions that were reasonably possible:

Impact on defined benefit obligation	Change in assumption	Impact on actuarial liabilities increase / (decrease) 31 December 2014 €m	Impact on actuarial liabilities increase / (decrease) 31 December 2013 €m
Discount rate	0.25% decrease	407	318
RPI inflation*	0.10% decrease	(101)	(84)
Salary growth	0.10% decrease	(27)	(21)
Life expectancy	1 year increase	211	152

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

43    Retirement benefit obligations (Continued)

Future cash flows

The plans' liabilities represent a long-term obligation and most of the payments due under the plans will occur several decades into the future.

The duration, or average term to payment for the benefits due weighted by liability, is c.22 years for the Irish plans and c.21 years for the UK plans.

Expected employer contributions for the year ended 31 December 2015 are €112 million. Expected employee contributions for the year ended 31 December 2015 are €13 million.

Risks and risk management

The Group's defined benefit pension plans have a number of areas of risk. The key areas of risk, and the ways in which the Group has sought to manage them, are set out in the following table.

The risks are considered from both a funding perspective, which drives the cash commitments of the Group, and from an accounting perspective, i.e. the extent to which such risks affect the amounts recorded in the Group's financial statements.

Risk	Description
Asset volatility	The defined benefit pension plans hold a significant proportion of their assets in equities and other return-seeking assets. The returns on such assets tend to be volatile. For the purposes of the triennial valuation, the defined benefit liabilities, however, are calculated using a discount rate est with reference to government bond yields, with allowance for additional return to be generated from the investment portfolio. For measurement of the obligation in the financial statements under IAS 19R the defined benefit obligation is calculated using a discount rate set with reference to high-quality corporate bond yields. The movement in the asset portfolio is not fully correlated with the movement in the two liability measures and this means that the funding level is likely to be volatile in the short-term, potentially resulting in short-term cash requirements and an increase in the net defined benefit deficit recorded on the balance sheet.

In order to limit the volatility in asset returns, the schemes' assets are well-diversified by investing in a range of asset classes, including listed equity, private equity, hedge funds, infrastructure, reinsurance, property, government bonds and corporate bonds. During 2014 20% of the BSPF listed equity portfolio was allocated to bonds to further reduce the volatility and exposure to equity markets.

The investment in bonds is discussed further below.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

43    Retirement benefit obligations (Continued)

Risk	Description
Changes in bond yields	Interest rate and inflation risks, along with equity risk, are the defined benefit schemes' largest risks. From an accounting liability perspective, the schemes are also exposed to movements in corporate bond spreads. As part of its Risk Management the largest Group sponsored pension scheme, the BSPF has invested 29% in a Liability Driven Investment (LDI) approach to help manage its interest rate and inflation risk. The LDI approach invests in cash and interest rate and inflation swaps to create a portfolio which is both euro inflation-linked and of significantly longer duration than possible in the physical bond market. The portfolio will broadly hedge against movements in long-term interest rates and inflation expectations. The LDI portfolio only hedges a portion of the BSPF's interest rate and inflation risks. Furthermore, the portfolio does not hedge against changes in the credit spread on corporate bonds used to derive the accounting liabilities, nor protect against differences between expectations for eurozone average inflation and the Fund's Irish inflation exposure.

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

Investment decisions are the responsibility of the trustees and the Group supports the efficient management of risk including through the appointment of a Group Pensions Chief Investment Officer. The role of Group Pensions Chief Investment Officer is to advise and support the Trustees of the Group sponsored pension schemes in the design, implementation and management of investment strategy to meet the various scheme liabilities. The duties include, but not are limited to, the identification and management of risks such as the risk of insufficient asset returns, changing interest rates, inflation, counterparty exposures, geographical risk, asset concentration risk, liquidity risk, regulatory risk, manager risk and longevity risk.

44    Contingent liabilities and commitments

The table below gives the contract amounts of contingent liabilities and commitments. The maximum exposure to credit loss under contingent liabilities and commitments is the contractual amount of the

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

44    Contingent liabilities and commitments (Continued)

instrument in the event of non-performance by the other party where all counter claims, collateral or security prove worthless.

	31 December 2014 Contract amount €m	31 December 2013 Contract amount €m
Contingent liabilities
Acceptances and endorsements	12	9
Guarantees and irrevocable letters of credit	698	819
Other contingent liabilities	199	327

	909	1,155

Commitments
Documentary credits and short term trade related transactions	113	85
Undrawn formal standby facilities, credit lines and other commitments to lend:
—revocable or irrevocable with original maturity of 1 year or less	14,062	13,043
—irrevocable with original maturity of over 1 year	3,469	2,764

	17,644	15,892

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

Other contingent liabilities primarily include performance bonds and are generally short term commitments to third parties which are not directly dependent on the customers' credit worthiness. The Group is also party to legal, regulatory and other actions arising out of its normal business operations. At 31 December 2014, the Group is assessing an emerging industry-wide issue with respect to technical compliance with the UK Consumer Credit Act. In accordance with IAS37.92, the Group has not provided further information on this issue.

Documentary credits commit the Group to make payments to third parties, on production of documents, which are usually reimbursed immediately by customers.

Commitments to lend are agreements to lend to a customer in the future, subject to certain conditions.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

45    Capital stock

Authorised	31 December 2014	31 December 2013
	€m	€m
Eur€
90 billion units of ordinary stock of €0.05 each	4,500	4,500
228 billion units of deferred stock of €0.01 each	2,280	2,280
100 million units of non-cumulative preference stock of €1.27 each	127	127
100 million units of undesignated preference stock of €0.25 each	25	25
3.5 billion units of non-cumulative 2009 Preference Stock of €0.01 each	35	35

	£m	£m
Stg£
100 million units of non-cumulative preference stock of Stg£1 each	100	100
100 million units of undesignated preference stock of Stg£0.25 each	25	25

	$m	$m
US$
8 million units of non-cumulative preference stock of US$25 each	200	200
100 million units of undesignated preference stock of US$0.25 each	25	25

Allotted and fully paid	31 December 2014 €m	31 December 2013 €m
32.346 billion units of ordinary stock of €0.05 each (31 December 2013: 32.344 billion units)	1,616	1,616
91.981 billion units of deferred stock of €0.01 each	920	920
39.291 million units of treasury stock of €0.05 (31 December 2013: 41.696 million units)	2	2
1.9 million units of non-cumulative preference stock of Stg£1 each	3	3
3.0 million units of non-cumulative preference stock of €1.27 each	4	4
1.3 billion units of non-cumulative 2009 Preference Stock of €0.01 each (31 December 2013: 1.3 billion units)	13	13

	2,558	2,558

Ordinary stock

All units of ordinary stock carry the same voting rights.

The weighted average number of units of ordinary stock in issue at 31 December 2014, used in the earnings per share calculation, excludes treasury stock which does not represent ordinary stock in issue. Treasury stock does not rank for dividend. While own stock held for the benefit of life assurance policyholders

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

45    Capital stock (Continued)

legally ranks for dividend, in line with accounting standards any dividend would not accrue in the Group financial statements.

	Ordinary Stock		Treasury Stock
Movements in ordinary and treasury stock (units)	31 December 2014	31 December 2013	31 December 2014	31 December 2013
At beginning of year	32,343,587,302	30,108,928,692	41,696,461	45,585,840
Issue of ordinary stock	—	2,230,769,231	—	—
Stock sold / (purchased) and held for the benefit of life assurance policyholders	2,405,365	3,889,379	(2,405,365)	(3,889,379)

At end of year	32,345,992,667	32,343,587,302	39,291,096	41,696,461

At 31 December 2014, New Ireland Assurance Company plc held 17,282,406 units of ordinary stock as 'own shares' (31 December 2013: 19,687,771 units).

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

2009 Preference Stock

At 31 December 2014 and 31 December 2013, Baggot Securities Limited (Baggot) held 1,300,000,000 units of 2009 Preference Stock.

On 20 February 2015, the Group paid a cash dividend of €133.3 million (20 February 2014: €133.3 million) on the 2009 Preference Stock to Baggot.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

45    Capital stock (Continued)

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

The 2009 Preference Stock was capable of repurchase in whole or in part at the option of the Bank at a price per unit equal to €1.00 per unit before 31 March 2014 and thereafter, a price per unit of €1.25, representing a 25% step-up per unit, subject in either case to the consent of the CBI to the repurchase of the 2009 Preference Stock being obtained. Baggot, the current holder of the 2009 Preference Stock, has waived its rights to receive redemption monies in excess of €1.00 per unit. The 2009 Preference Stock is not capable of being repurchased if it would breach or cause a breach of Irish banking capital adequacy requirements from time to time applicable to the Bank subject to regulatory approval. The Bank may only redeem the 2009 Preference Stock in accordance with company law, and with the approval of the CBI, out of profits available for distribution or the proceeds of a fresh issue of stock or an issue of securities treated by the CBI as constituting Core tier 1 (now Common equity tier 1) capital. Further details regarding the 2013 Capital Package are provided in note 59.

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

Preference stock—Stg£1 each and €1.27 each

As at 31 December 2014 and 31 December 2013, 1,876,090 units of sterling preference stock and 3,026,598 units of euro preference stock were in issue.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

45    Capital stock (Continued)

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

On a winding up of, or other return of capital, by the Bank (other than on a redemption of stock of any class in the capital of the Bank) the holders of preference stock will be entitled to receive an amount equal to the amount paid up or credited as paid up on each unit of the preference stock held (including the premium) out of the surplus assets available for distribution to the Bank's members. Subject to the Bank's Bye-Laws, the preference stockholders may also be entitled to receive a sum in respect of dividends payable.

The preference stockholders are not entitled to vote at any General Court except in certain exceptional circumstances. Such circumstances did not arise during 2014 and consequently the preference stockholders were not entitled to vote at the Annual General Court held on 25 April 2014.

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

(b)   Executive Stock Option Scheme (ESOS)

The last grant of options under this Scheme were made in 2008. Options granted in 2006, 2007 and 2008 lapsed as the performance conditions were not achieved. The performance conditions for options granted in 1996 up to and including 2005 were satisfied. Options may not be transferred or assigned and may be exercised only between the third and tenth anniversaries of their grant. No options were either granted or exercised in the year ended 31 December 2014 or in the year ended 31 December 2013.

Under this Scheme, which was approved by stockholders, key executives may be granted options to subscribe for units of ordinary stock at the discretion of the Remuneration Committee. Under this scheme, the total value of options granted in a year may not exceed 100% of an executive's annual salary at the time

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

45    Capital stock (Continued)

of the award. The subscription price per unit of stock shall not be less than the market value of the stock at the date of grant.

	31 December 2014		31 December 2013
	Number of options	Weighted average exercise price (€)	Number of options	Weighted average exercise price (€)
Outstanding at beginning of year	1,230,014	€11.79	2,686,513	€11.45
Expired during year	(738,877)	€11.08	(1,456,499)	€11.17
Outstanding at end of year	491,137	€12.87	1,230,014	€11.79
Exercisable at end of year	491,137	€12.87	1,230,014	€11.79

The options above are before the Group's 2010 and 2011 Rights Issues. The Group Remuneration Committee exercised its discretion not to make any technical adjustments to these grants.

Exercise Price Range (€)	Number of options
12.85 – 13.68	491,137

Total	491,137

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

Under this Plan key senior executives may receive a conditional award of a number of units of ordinary stock. The maximum award for Executive Directors and Group Executive Committee (GEC) members, cannot exceed 100% (150% for the Group CEO) of their annual salary at the time of the award.

The performance conditions for awards in 2006, 2007 and 2008 were not met and subsequently all conditional awards lapsed. There have been no further awards under the Group LTIP since 2008.

(d)   Limitations on Employee Stock Issue and Stock Option Schemes

All of the above stock issue and stock option schemes are subject to a range of flow rate controls approved by the stockholders and which conform to current institutional investor guidelines

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

46    Stock premium account

	31 December 2014 €m	31 December 2013 €m
Stock premium account
Balance at the beginning of the year	1,135	1,210
Issue of ordinary stock	—	469
Redemption of the 2009 Preference Stock	—	(532)
Transaction costs, net of tax	—	(12)

Balance at the end of the year	1,135	1,135

47    Liquidity risk and profile

The tables below summarise the maturity profile of the Group's financial liabilities (excluding those arising from insurance and investment contracts in Bank of Ireland Life) at 31 December 2014 and 31 December 2013 based on contractual undiscounted repayment obligations. The Group does not manage liquidity risk on the basis of contractual maturity. Instead the Group manages liquidity risk based on expected cash flows.

Unit linked investment liabilities and unit linked insurance liabilities with a carrying value of €5,680 million and €9,918 million respectively (31 December 2013: €5,460 million and €8,502 million respectively) are excluded from this analysis as their repayment is linked directly to the financial assets backing these contracts.

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

As at 31 December 2014 Contractual maturity	Demand €m	Up to 3 months €m	3-12 months €m	1-5 years €m	Over 5 years €m	Total €m
Deposits from banks	153	1,505	432	95	—	2,185
Drawings from Monetary Authorities (gross)	—	2,929	—	1,499	—	4,428
Customer accounts	45,290	15,449	8,849	5,283	248	75,119
Debt securities in issue	—	2,149	3,233	4,961	4,154	14,497
Subordinated liabilities	—	21	240	1,537	1,637	3,435
Contingent liabilities	909	—	—	—	—	909
Commitments	14,174	—	—	3,470	—	17,644

Total	60,526	22,053	12,754	16,845	6,039	118,217

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

47    Liquidity risk and profile (Continued)

As at 31 December 2013 Contractual maturity	Demand €m	Up to 3 months €m	3-12 months €m	1-5 years €m	Over 5 years €m	Total €m
Deposits from banks	361	3,284	2,008	211	—	5,864
Drawings from Monetary Authorities (gross)	—	—	—	8,439	—	8,439
Customer accounts	43,457	17,258	9,210	4,151	170	74,246
Debt securities in issue	—	460	1,569	8,274	4,399	14,702
Subordinated liabilities	—	28	133	1,513	764	2,438
Contingent liabilities	1,155	—	—	—	—	1,155
Commitments	13,043	—	—	2,764	—	15,807

Total	58,016	21,030	12,920	25,352	5,333	122,651

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

As at 31 December 2014 Derivative financial instruments	Demand €m	Up to 3 months €m	3-12 months €m	1-5 years €m	Over 5 years €m	Total €m
Derivatives held with hedging intent
Gross settled derivative liabilities—outflows	—	4,516	1,649	6,280	102	12,547
Gross settled derivative liabilities—inflows	—	(4,223)	(1,548)	(5,924)	(89)	(11,784)

Gross settled derivative liabilities—net flows	—	293	101	356	13	763
Net settled derivative liabilities	—	182	432	1,217	552	2,383

Total derivatives held with hedging intent	—	475	533	1,573	565	3,146
Derivative liabilities held with trading intent	953	—	—	—	—	953

Total derivative cash flows	953	475	533	1,573	565	4,099

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

47    Liquidity risk and profile (Continued)

As at 31 December 2013 Derivative financial instruments	Demand €m	Up to 3 months €m	3-12 months €m	1-5 years €m	Over 5 years €m	Total €m
Derivatives held with hedging intent
Gross settled derivative liabilities—outflows	—	4,140	2,373	3,570	381	10,464
Gross settled derivative liabilities—inflows	—	(4,032)	(2,299)	(3,369)	(333)	(10,033)

Gross settled derivative liabilities—net flows	—	108	74	201	48	431
Net settled derivative liabilities	—	213	435	1,192	1,071	2,911

Total derivatives held with hedging intent	—	321	509	1,393	1,119	3,342
Derivative liabilities held with trading intent	796	—	—	—	—	796

Total derivative cash flows	796	321	509	1,393	1,119	4,138

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

48    Measurement basis of financial assets and financial liabilities

The table below analyses the carrying amounts of the financial assets and financial liabilities by accounting treatment and by balance sheet heading.

	At fair value through profit or loss
				At fair value through Other Comprehensive income (OCI)
	Derivatives designated as fair value hedging instruments €m
31 December 2014		Held for trading €m	Designated upon initial recognition €m	Available for sale €m	Cash flow hedge derivatives €m	Held at amortised cost €m	Insurance contracts €m	Total €m
Financial assets
Cash and balances at central banks	—	—	—	—	—	4,991	—	4,991
Items in the course of collection from other banks	—	—	—	—	—	435	—	435
Trading securities	—	12	—	—	—	—	—	12
Derivative financial instruments	367	2,865	—	—	460	—	—	3,692
Other financial assets at fair value through profit or loss	—	—	11,528	—	—	—	—	11,528
Loans and advances to banks	—	—	—	—	—	4,851	—	4,851
Available for sale financial assets	—	—	—	13,580	—	—	—	13,580
NAMA senior bonds	—	—	—	—	—	2,374	—	2,374
Loans and advances to customers	—	—	—	—	—	82,118	—	82,118
Interest in associates	—	—	56	—	—	—	—	56

Total financial assets	367	2,877	11,584	13,580	460	94,769	—	123,637

Financial liabilities
Deposits from banks	—	—	—	—	—	3,855	—	3,855
Customer accounts	—	—	1,869	—	—	72,968	—	74,837
Items in the course of transmission to other banks	—	—	—	—	—	379	—	379
Derivative financial instruments	672	2,867	—	—	499	—	—	4,038
Debt securities in issue	—	—	631	—	—	15,409	—	16,040
Liabilities to customers under investment contracts	—	—	5,680	—	—	—	—	5,680
Insurance contract liabilities	—	—	—	—	—	—	9,918	9,918
Subordinated liabilities	—	—	69	—	—	2,431	—	2,500

Total financial liabilities	672	2,867	8,249	—	499	95,042	9,918	117,247

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

48    Measurement basis of financial assets and financial liabilities (Continued)

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

48    Measurement basis of financial assets and financial liabilities (Continued)

The fair value and contractual amount due on maturity of financial liabilities designated at fair value upon initial recognition are shown in the table below.

	31 December 2014		31 December 2013
	Fair values €m	Contractual amount due on maturity €m	Fair values €m	Contractual amount due on maturity €m
Deposits from banks	—	—	143	143
Customer accounts	1,869	1,872	1,832	1,827
Liabilities to customers under investment contracts	5,680	5,680	5,460	5,460
Debt securities in issue	631	580	519	524
Subordinated liabilities	69	70	63	67

Financial liabilities designated at fair value through profit or loss	8,249	8,202	8,017	8,021

For financial assets and financial liabilities which are recognised and subsequently measured at fair value through profit or loss or through other comprehensive income, a description of the methods and assumptions used to calculate those fair values is set out in note 49.

49    Fair values of assets and liabilities

Fair value of assets and liabilities

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

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

49    Fair values of assets and liabilities (Continued)

(a)   Financial assets and financial liabilities recognised and subsequently measured at fair value

All financial instruments are initially recognised at fair value. The Group subsequently measures trading securities, other financial assets and financial liabilities designated at fair value through profit or loss, derivatives and available for sale financial assets at fair value in the balance sheet. These instruments are shown as either at fair value through profit or loss (FVTPL) or at fair value through other comprehensive income.

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

Certain derivatives are valued using unobservable inputs relating to counterparty credit such as credit grade, which are significant to their valuation. The effect of using reasonably possible alternative assumptions in the valuation of these derivatives would be to increase their fair value by up to €12 million or decrease their fair value by up to €12 million, with a corresponding impact on the income statement. Where the impact of unobservable inputs is material to the valuation of the asset or liability, it is categorised as level 3 on the fair value hierarchy.

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

49    Fair values of assets and liabilities (Continued)

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

NAMA subordinated debt does not trade in an active market for which observable market data is available. Its fair value has been estimated using a discounted cash flow valuation technique i.e. level 3 inputs. A 1% increase / decrease in the discount rate used to value the debt would result in a decrease of €9 million / increase of €9 million respectively in its fair value, with a corresponding impact on other comprehensive income.

Interest in associates

Investments in associates which are venture capital investments are accounted for at fair value through profit or loss and are valued in accordance with the 'International Private Equity and Venture Capital Valuation Guidelines'. This requires the use of various inputs such as discounted cash flow analysis and comparison with the earnings multiples of listed comparative companies amongst others. Although the valuation of unquoted equity instruments is subjective by nature, the relevant methodologies are commonly applied by other market participants and have been consistently applied over time. Using reasonably possible alternative assumptions would not have a material impact on the value of these assets. As the inputs are unobservable, the valuation is deemed to be based on level 3 inputs.

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

49    Fair values of assets and liabilities (Continued)

Liabilities to customers under insurance and investment contracts

In line with the accounting policy set out on pages 231 and 232, the fair value of liabilities to customers under both insurance and investment unit linked contracts is contractually linked to the fair value of the financial assets within the policyholders' unit linked funds. The value of the unit linked financial liabilities is determined using current unit prices multiplied by the number of units attributed to the contract holders at the balance sheet date. Their value is never less than the amount payable on surrender, discounted for the required notice period where applicable.

Debt securities in issue and subordinated liabilities

These instruments comprise debt securities in issue and subordinated liabilities with a fair value of €700 million (31 December 2013: €582 million) which are measured at fair value through profit or loss, the fair value of which is based on valuation techniques incorporating significant unobservable market data (level 3 inputs). The significant unobservable input is the Group's credit spread, the estimation of which is judgemental in current market circumstances. The Group estimates this spread by reference to recent transactions in the same instrument or in similar instruments issued by the Group. In addition the Group considers the credit spread applicable to Irish Government bonds. A 1% increase / decrease in the estimated credit spread at 31 December 2014 would result in a decrease of €34 million / increase of €34 million respectively in the fair value of the liabilities, with a corresponding impact on the income statement.

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

49    Fair values of assets and liabilities (Continued)

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

(d)   Fair value of non-financial assets

Investment properties

Investment properties are carried at fair value as determined by external qualified property surveyors appropriate to properties held. Fair values have been calculated using current trends in the market of property sales and rental yields in the retail, office and industrial property markets (level 2 inputs). Other inputs take into consideration occupancy rate forecasts, sales price expectations and letting prospects (level 3 inputs). Using reasonably possible alternative assumptions would not have a material impact on the value of these assets. All properties are valued based on highest and best use.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

49    Fair values of assets and liabilities (Continued)

Property

A revaluation of Group property was carried out as at 31 December 2014. All freehold and long leasehold commercial properties were valued by Lisney as external valuers, with the exception of some select properties which were valued internally by the Bank's qualified surveyors. Lisney valuations were made on the basis of observable inputs such as comparable lettings and sales (level 2 inputs). Unobservable inputs such as profile, lot size, layout and presentation of accommodation are also used (level 3 inputs). Using reasonably possible alternative assumptions would not have a material impact on the value of these assets. All properties are valued based on highest and best use.

The following table sets out the level of the fair value hierarchy for assets and liabilities held at fair value. Information is also given for items carried at amortised cost where the fair value is disclosed.

31 December 2014	Quoted prices in active market Level 1 €m	Valuation techniques observable inputs Level 2 €m	Valuation techniques unobservable inputs Level 3 €m	Total €m
Financial assets held at fair value
Trading securities	12	—	—	12
Derivative financial instruments	—	3,484	208	3,692
Other financial assets at FVTPL	10,925	586	17	11,528
AFS financial assets	13,096	205	279	13,580
Interest in associates	—	—	56	56
Non-financial assets held at fair value
Investment property (including assets held for sale)	—	—	836	836
Property held at fair value	—	—	144	144

	24,033	4,275	1,540	29,848

Financial liabilities held at fair value
Customer accounts	—	1,867	2	1,869
Derivative financial instruments	—	4,027	11	4,038
Liabilities to customers under investment contracts	—	5,680	—	5,680
Insurance contract liabilities	—	9,918	—	9,918
Debt securities in issue	—	—	631	631
Subordinated liabilities	—	—	69	69

	—	21,492	713	22,205

Fair value of financial assets held at amortised cost
Loans and advances to banks	—	4,851	—	4,851
Loans and advances to customers	—	—	74,602	74,602
NAMA senior bonds	—	2,389	—	2,389
Fair value of financial liabilities held at amortised cost
Deposits from banks	—	3,855	—	3,855
Customer accounts	—	73,152	—	73,152
Debt securities in issue	11,569	3,885	33	15,487
Subordinated liabilities	—	2,568	26	2,594

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

49    Fair values of assets and liabilities (Continued)

31 December 2013	Quoted prices in active market Level 1 €m	Valuation techniques observable inputs Level 2 €m	Valuation techniques unobservable inputs Level 3 €m	Total €m
Financial assets held at fair value
Trading securities	252	—	—	252
Derivative financial instruments	—	3,142	350	3,492
Other financial assets at FVTPL	9,635	654	17	10,306
AFS financial assets	11,615	314	175	12,104
Interest in associates	—	—	41	41
Non-financial assets held at fair value
Investment property	—	—	805	805
Property held at fair value	—	—	132	132

	21,502	4,110	1,520	27,132

Financial liabilities held at fair value
Deposits from banks	—	143	—	143
Customer accounts	—	1,809	23	1,832
Derivative financial instruments	—	3,147	81	3,228
Liabilities to customers under investment contracts	—	5,460	—	5,460
Insurance contract liabilities	—	8,502	—	8,502
Debt securities in issue	—	—	519	519
Subordinated liabilities	—	—	63	63
Other short positions	8	—	—	8

	8	19,061	686	19,755

Fair value of financial assets held at amortised cost
Loans and advances to banks	—	4,759	—	4,759
Loans and advances to customers	—	—	74,548	74,548
NAMA senior bonds	—	3,986	—	3,986
Interests in associates	48	—	—	48
Fair value of financial liabilities held at amortised cost
Deposits from banks	—	12,070	—	12,070
Customer accounts	—	72,168	—	72,168
Debt securities in issue	9,629	4,917	94	14,640
Subordinated liabilities	—	1,779	—	1,779

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

49    Fair values of assets and liabilities (Continued)

Movements in level 3 assets

31 December 2014	Other financial assets at FVTPL €m	Derivative financial instruments €m	Available for sale financial assets €m	Interest in associates €m	Investment property €m		Property held at fair value €m	Total €m
Opening Balance	17	350	175	41	805		132	1,520
Exchange Adjustment	—	10	—	—	20		5	35
Reclassifications	—	—	—	—	—		(1)	(1)
Total gains or losses in:
Profit or loss
—Net trading income / (expense)	—	11	—	—	—		—	11
—Reversal of impairment charges	—	—	55	—	—		9	64
—Interest income	—	—	25	—	—		—	25
—Share of results of associates	—	—	—	11	—		—	11
—Life assurance investment income and gains	—	—	—	—	58		—	58
—Other operating income	—	—	—	—	36		—	36
Other comprehensive income	—	—	34	—	—		1	35
Additions	—	—	17	11	57		—	85
Disposals	—	(69)	(6)	(7)	(140)		(2)	(224)
Redemptions	—	(20)	(20)	—	—		—	(40)
Transfers out of level 3
—from level 3 to level 2	—	(83)	—	—	—		—	(83)
—from level 3 to level 1	—	—	(1)	—	—		—	(1)
Transfers into level 3
—from level 2 to level 3	—	9	—	—	—		—	9

Closing balance	17	208	279	56	836	(1)	144	1,540

Total gains / (losses) for the year included in profit or loss for level 3 assets at the end of the reporting year
—Net trading income / (expense)	—	154	—	—	—		—	154
—Interest income / (expense)	—	—	50	—	—		—	50
—Life assurance investment income and gains	—	—	—	—	48		—	48
—Other operating income	—	—	—	—	30		—	30
—Reversal of impairment charges	—	—	70	—	—		9	79
—Share of results of associates	—	—	—	6	—		—	6

(1)
At 31 December 2014, investment property includes a held for sale balance of €135 million for Galleri K.

The transfer from level 3 to level 2 arose as a result of the availability of observable inputs at 31 December 2014 which were unavailable at 31 December 2013 or as a result of unobservable inputs becoming less significant to the fair value measurement of these assets.

The transfer from level 3 to level 1 is as a result of the availability of a level 1 pricing source at the balance sheet date for that security.

The transfer from level 2 to level 3 arose as a result of the unobservable inputs becoming significant to the fair value measurement of these assets.

There were no transfers between levels 1 and 2.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

49    Fair values of assets and liabilities (Continued)

Movements in level 3 assets

31 December 2013	Other financial assets at FVTPL €m	Derivative financial instruments €m	Available for sale financial assets €m		Interest in associates €m	Investment property €m	Property held at fair value €m	Total €m
Opening Balance	16	509	221		39	848	135	1,768
Exchange Adjustment	—	(8)	—		—	—	(1)	(9)
Reclassifications	—	—	(44	)(1)	—	—	—	(44)
Total gains or losses in:
Profit or loss
—Net trading income / (expense)	—	(65)	—		—	—	—	(65)
—Other income	—	—	—		—	5	—	5
—Interest income	—	—	16		—	—	—	16
—Share of results of associates	—	—	—		(4)	—	—	(4)
—Life assurance investment income and gains	—	—	—		—	(20)	—	(20)
—Other operating income	1	—	—		—	(17)	—	(16)
—Other operating expenses	—	—	—		—	—	(1)	(1)
Other comprehensive income—AFS reserve	—	—	6		—	—	—	6
Additions	—	—	4		7	—	—	11
Disposals	—	—	(1)		(1)	(11)	(1)	(14)
Redemptions	—	(6)	(30)		—	—	—	(36)
Transfers out of level 3
—from level 3 to level 2	—	(110)	—		—	—	—	(110)
Transfers into level 3
—from level 1 to level 3	—	—	3		—	—	—	3
—from level 2 to level 3	—	30	—		—	—	—	30

Closing balance	17	350	175		41	805	132	1,520

Total gains and losses for the year included in profit or loss for level 3 assets at the end of the reporting year
—Net trading income / (expense)	—	90	—		—	—	—	90
—Other income	—	—	—		—	5	—	5
—Interest income	—	—	16		—	—	—	16
—Share of results of associates	—	—	—		(4)	—	—	(4)
—Life assurance investment income and gains	—	—	—		—	(20)	—	(20)
—Other operating income	1	—	—		—	(17)	—	(16)
—Other operating expenses	—	—	—		—	—	(1)	(1)

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

49    Fair values of assets and liabilities (Continued)

The transfer from level 3 to level 2 arose as a result of the availability of observable inputs at 31 December 2013 which were unavailable at 31 December 2012 or as a result of unobservable inputs becoming less significant to the fair value measurement of these assets.

The transfer from level 1 to level 3 is as a result of the unavailability of a level 1 pricing source at the balance sheet date for that security.

The transfer from level 2 to level 3 arose as a result of the unobservable inputs becoming significant to the fair value measurement of these assets.

There were no transfers between levels 1 and 2.

Movements in level 3 liabilities

31 December 2014 Movements in level 3 liabilities	Customer accounts €m	Derivative financial instruments €m	Debt securities in issue €m	Subordinated liabilities €m	Total €m
Opening balance	23	81	519	63	686
Exchange adjustments	—	—	—	8	8
Total gains or losses in:
Profit or loss
—Net trading income / (expense)	4	(54)	65	(2)	13
Additions	18	1	125	—	144
Redemptions and maturities	—	(9)	(78)	—	(87)
Transfers out of level 3
—from level 3 to level 2	(43)	(8)	—	—	(51)

Closing balance	2	11	631	69	713

Total gains / (losses) for the year included in profit or loss for level 3 liabilities at the end of the reporting year
Net trading income / (expense)	—	(10)	(51)	2	(59)

The transfers from level 3 to level 2 arose due to the availability of observable inputs at 31 December 2014 which were unavailable at 31 December 2013.

There were no transfers between levels 1 and 2.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

49    Fair values of assets and liabilities (Continued)

31 December 2013 Movements in level 3 liabilities	Customer accounts €m	Derivative financial instruments €m	Debt securities in issue €m	Subordinated liabilities €m	Total €m
Opening balance	12	47	521	64	644
Exchange adjustments	—	1	—	(4)	(3)
Total gains or losses in:
Profit or loss
—Net trading income / (expense)	—	39	40	7	86
—Revaluations	—	—	—	(4)	(4)
Redemptions and maturities	(11)	—	(42)	—	(53)
Transfers out of level 3
—from level 3 to level 2	—	(10)	—	—	(10)
Transfers into level 3
—from level 2 to level 3	22	4	—	—	26

Closing balance	23	81	519	63	686

Total gains / (losses) for the year included in profit or loss for level 3 liabilities at the end of the reporting year
Net trading income / (expense)	(2)	109	54	(4)	157

The transfers from level 3 to level 2 arose due to the availability of observable inputs at 31 December 2013 which were unavailable at 31 December 2012.

The transfers from level 2 to level 3 at December 2013, arose because unobservable inputs became significant to their fair value measurement.

There were no transfers between levels 1 and 2.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

49    Fair values of assets and liabilities (Continued)

Quantitative information about fair value measurements using significant unobservable inputs (Level 3)

			Fair value		Range
Level 3 assets	Valuation technique	Unobservable input	31 December 2014 €m	31 December 2013 €m	31 December 2014%	31 December 2013%
Derivative financial assets	Discounted cash flow	Credit spread(1)	208	350	0%–4%	0%–14%
	Option pricing model	Credit spread(1)			0%–4%	0%–14%
Other financial assets at fair value through profit or loss	Discounted cash flow	Discount rate(2)	17	17	Third party pricing	Third party pricing
AFS financial assets	Discounted cash flow	Discount rate(2)	279	175	10%–13%	10%–13%
	Vendor valuations	EBITDA multiple(3)			Third party pricing	Third party pricing
		Liquidity factor			Third party pricing	Third party pricing
Interest in associates	Market comparable	Price of recent investment	56	41	Third party pricing	Third party pricing
	companies	Earnings multiple(3)			Third party pricing	Third party pricing
		Revenue multiple(3)			Third party pricing	Third party pricing
Investment property	Market comparable	Property valuation	836	805	Third party pricing	Third party pricing
	property transactions	assumptions
Property held at fair value	Market comparable	Property valuation	144	132	Third party pricing	Third party pricing
	property transactions	assumptions

			Fair value		Range
Level 3 liabilities	Valuation technique	Unobservable input	31 December 2014 €m	31 December 2013 €m	31 December 2014%	31 December 2013%
Customer accounts	Discounted cash flow	Credit spread(1)	2	23	0%–4%	1%–4%
Derivative financial liabilities	Discounted cash flow	Credit spread(1)	11	81	0%–4%	1%–4%
	Option pricing model	Credit spread(1)			Third party pricing	Third party pricing
Debt securities in issue	Discounted cash flow	Credit spread(1)	631	519	0%–4%	2%–4%
Subordinated liabilities	Broker quotes	Credit spread(1)	69	63	Third party pricing	Third party pricing

(1)
The credit spread represents the range of credit spreads that market participants would use in valuing these contracts.

(2)
The discount rate represents a range of discount rates that market participants would use in valuing these investments.

(3)
The Group's multiples represent multiples that market participants would use in valuing these investments.

Note: 100 basis points = 1%

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

49    Fair values of assets and liabilities (Continued)

The carrying amount and the fair value of the Group's financial assets and liabilities which are carried at amortised cost, are set out in the table below. Items where the carrying amount is a reasonable approximation of fair value are not included, as permitted by IFRS 7.

	31 December 2014		31 December 2013
	Carrying amount €m	Fair values €m	Carrying amount €m	Fair values €m
Non-trading financial instruments
Assets
Loans and advances to banks	4,851	4,851	4,759	4,759
Loans and advances to customers	82,118	74,602	84,514	74,548
NAMA senior bonds	2,374	2,389	3,957	3,986
Liabilities
Deposits from banks	3,855	3,855	12,070	12,070
Customer accounts	72,968	73,152	72,035	72,168
Debt securities in issue	15,409	15,487	14,761	14,640
Subordinated liabilities	2,431	2,594	1,612	1,779

50    Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances:

	31 December 2014 €m	31 December 2013 €m
Cash and balances at central banks	4,991	6,385
Loans and advances to banks (with an original maturity of less than 3 months)	4,466	4,369

Cash and cash equivalents	9,457	10,754

Cash and balances at central banks is made up as follows:

Cash and balances at central banks	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m
United Kingdom (Bank of England)	3,746	4,903
Republic of Ireland (Central Bank of Ireland)	678	663
United States (Federal Reserve)	198	484
Other (cash holdings)	369	335

Total	4,991	6,385

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

51    Profit or loss of the parent company

The parent company of the Group is the Governor and Company of the Bank of Ireland ('the Bank'). In accordance with Section 148(8) of the Companies Act, 1963 and Section 7(1A) of the Companies (Amendment) Act, 1986, the Bank is availing of the exemption of presenting its individual income statement to the Annual General Court and from filing it with the Registrar of Companies. The Bank's profit after tax for the year ended 31 December 2014 determined in accordance with IFRS is €739 million (31 December 2013: €661 million (loss)).

The Bank is a corporation established in Ireland in 1783 under Royal Charter with a primary listing on the Irish Stock Exchange and a premium listing on the London Stock Exchange.

In the US the Bank's ordinary stock is traded on the New York Stock Exchange in the form of American Depositary Shares (ADSs). Each ADS represents the right to receive 40 units of ordinary stock and evidenced by American Depositary Receipts (ADRs).

On 21 January 2015, the Group announced that its Court of Directors has resolved to voluntarily delist its ADSs from the New York Stock Exchange (NYSE) and to terminate its sponsored ADR programme on or around 22 April 2015.

52    Related party transactions

A number of banking transactions are entered into between the Bank and its subsidiaries in the normal course of business. These include extending secured and unsecured loans, investing in bonds issued by subsidiaries, taking of deposits and undertaking foreign currency transactions.

(a)   Associates, joint ventures and joint operations

The Group provides to and receives from its associates, joint ventures and joint operations certain banking and financial services, which are not material to the Group, on similar terms to third party transactions. These include loans, deposits and foreign currency transactions. The amounts outstanding at 31 December 2014 are set out in notes 26 and 36.

Where appropriate under tax rules, the Group claims from or surrenders tax losses to its associates and joint ventures. In these cases, payments, equal to the value of the losses claimed or surrendered, are made to or received from the associates or joint ventures concerned.

(b)   Pension funds

The Group provides a range of normal banking and financial services, which are not material to the Group, to various pension funds operated by the Group for the benefit of its employees (principally to the Bank of Ireland Staff Pensions Fund (BSPF)), which are conducted on similar terms to third party transactions. Details on the Group's contributions to the pension funds are set out in note 43.

The Group occupies a number of premises owned by the Group's pension schemes. The total value of these properties at 31 December 2014 is €31 million (31 December 2013: €25 million). The total rental income paid to the Group's pension schemes during the year ended 31 December 2014 was €2.1 million (year ended 31 December 2013: €2.1 million).

As outlined in note 43, the Bank of Ireland Staff Pensions Fund (BSPF) has a charge over a portfolio of Group assets (a contingent asset) with a value of €164 million at 31 December 2014 (31 December 2013: €375 million) including Group properties with a fair value of €49 million at 31 December 2014

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    Related party transactions (Continued)

(31 December 2013: €42 million). The Group UK scheme has a charge over a portfolio of Group assets with a value of £33 million at 31 December 2014 (31 December 2013: £42 million).

The Group's pension schemes assets included Bank of Ireland stock amounting to €8.9 million at 31 December 2014 (31 December 2013: €7.1 million).

During the year ended December 2014, no fees were paid to the Group by the BSPF for services carried out by the Group relating to the administration of the pension schemes (year ended 31 December 2013: €nil).

(c)   Transactions with the State

The Group considers that the State is a related party under IAS 24 as it is in a position to exercise significant influence over the Group.

Details of individually or collectively significant transactions with the State and entities under its control or joint control are set out in note 53.

(d)   Transactions with Directors and Key Management Personnel

(i)
Loans to Directors

The following information is presented in accordance with the Companies Act 1990, as amended. For the purposes of the Companies Acts disclosures, Directors means the Court of Directors and any past Directors who were Directors during the relevant period.

Directors' emoluments are set out in the Remuneration Report on pages 190 to 193.

Where no amount is shown in the tables below, this indicates either a credit balance, a balance of nil, or a balance of less than €500.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    Related party transactions (Continued)

Companies Acts disclosure

Loans	Balance as at 1 January 2014(1) €'000	Balance as at 31 December 2014(1) €'000	Aggregate maximum amount outstanding during the year ended 31 December 2014(2) €'000
Directors at 31 December 2014
R Boucher
Mortgage total	113	81	113
Other loans total	276	229	276
Credit card total	—	—	4

Total	389	310	393

T Considine
Credit card total	2	—	3

Total	2	—	3

A Keating
Credit card total(3)	3	3	4

Total	3	3	4

P Kennedy
Mortgages total	3,023	3,012	3,023
Credit card total	—	9	15

Total	3,023	3,021	3,038

P Mulvihill
Credit card total(4)	—	—	—

Total	—	—	—

Directors no longer in office at 31 December 2014
J Walsh (ceased to be a Director following his death on 9 November 2014)
Credit card total	—	—	1

Total	—	—	1

(1)
Balance includes principal and interest.

(2)
These figures include credit card exposures at the maximum statement balance. While the closing balance includes interest accrued and interest paid, the maximum balance includes interest paid.

(3)
On terms similar to those available to staff generally.

(4)
Foreign currency amounts are converted into euro using exchange rates at 31 December 2014, 31 December 2013 and the average exchange rate for the year as appropriate.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    Related party transactions (Continued)

K Atkinson, P Butler, P Haren, A Kane, D Marston, B Martin, P O'Sullivan and W L Ross Jr (retired 9 June 2014) had no loans from the Group during the year ended 31 December 2014.

There are no provisions or expenses in respect of any failure or anticipated failure to repay any of the above loans or interest thereon. There is no interest which having fallen due on the above loans has not been paid.

All Directors except T Considine have other transactions with the Bank. The nature of these transactions includes investments, pension funds, deposits, general insurance, life assurance and current accounts with credit balances. The relevant balances on these accounts are included in the aggregate figure for deposits on page 336.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    Related party transactions (Continued)

Companies Acts disclosure

Loans	Balance as at 1 January 2013(1) €'000	Balance as at 31 December 2013(1) €'000	Aggregate maximum amount outstanding during the year ended 31 December 2013(2) €'000
Directors at 31 December 2013
R Boucher
Mortgage total	145	113	145
Other loans total(3)	609	276	609
Credit card total	4	—	4

Total	758	389	758

T Considine
Credit card total	1	2	2

Total	1	2	2

A Keating
Credit card total(3)	1	3	4

Total	1	3	4

P Kennedy
Mortgages total	4,761	3,023	4,761
Credit card total	8	—	9
Current account total	—	—	274

Total	4,769	3,023	5,044

P Mulvihill
Credit card total(4)	—	—	—

Total	—	—	—

J Walsh
Credit card total	1	—	2

Total	1	—	2

(1)
Balance includes principal and interest.

(2)
These figures include credit card exposures at the maximum statement balance. While the closing balance includes interest accrued and interest paid, the maximum balance includes interest paid.

(3)
On terms similar to those available to staff generally.

(4)
Foreign currency amounts are converted into euro using exchange rates at 31 December 2013, 31 December 2012 and the average exchange rate for the year as appropriate.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    Related party transactions (Continued)

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

(ii)   Loans to connected persons on favourable terms

2014

There were no loans to connected persons(3) on favourable terms as at 31 December 2014.

2013	Balance as at 31 December 2013(1) €'000	Maximum amounts outstanding during the year ended 31 December 2013(2) €'000	Number of persons as at 31 December 2013	Maximum number of persons during the year ended 31 December 2013
Connected Persons(3) of the following Directors:
J Walsh (ceased to be a Director following his death on 9 November 2014)	1	1	1	1

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    Related party transactions (Continued)

The following information is presented in accordance with this licence condition.

2014	Balance as at 31 December 2014(1) €'000	Maximum amounts outstanding during the year ended 31 December 2014(2) €'000	Number of persons as at 31 December 2014	Maximum number of persons during the year ended 31 December 2014
Connected persons(3) of the following Directors
Persons connected to P Butler	464	493	1	1
Persons connected to P Kennedy	1,874	1,949	1	1
Directors no longer in office 31 December 2014
Persons connected to J Walsh (ceased to be a Director following his death on 9 November 2014)	205	216	1	1

2013	Balance as at 31 December 2013(1) €'000	Maximum amounts outstanding during the year ended 31 December 2013(2) €'000	Number of persons as at 31 December 2013	Maximum number of persons during the year ended 31 December 2013
Connected persons(3) of the following Directors
Persons connected to P Butler	493	521	1	1
Persons connected to P Kennedy	1,937	2,017	1	1
Persons connected to J Walsh	216	227	1	1

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

(iv)  Key management personnel (KMP)—loans and deposits (IAS 24)

For the purposes of IAS 24: Related Party Disclosures, the Group has 25 KMPs (31 December 2013: 24) which comprise the Directors of the Court, the members of the Group Executive Committee (GEC), the Group Secretary and any past KMP who was a KMP during the relevant period. In addition to Executive Directors, the GEC comprises the Chief Executive Retail Ireland, Chief Executive Retail UK, Chief Executive Corporate and Treasury Division, Head of Group Manufacturing, Group Treasurer, Chief Credit & Market Risk Officer, Chief Governance Risk Officer, Head of Group Strategy and Development and the Head of Group HR. Key management personnel, including Directors, hold products with Group companies in the ordinary course of business.

Other than as indicated, all loans to Non-executive Directors are made in the ordinary course of business on substantially the same terms including interest rates and collateral, as those prevailing at the time for

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    Related party transactions (Continued)

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

The aggregate amounts outstanding, in respect of all loans, quasi-loans and credit transactions between the Bank and its KMP, as defined above, together with members of their close families and entities influenced by them are shown in the table below:

IAS 24 Disclosures

Key management personnel 2014	Balance as at 1 January 2014(1) €'000		Balance as at 31 December 2014(1) €'000	Maximum amounts outstanding during the year ended 31 December 2014(2) €'000	Total number of relevant KMP as at 1 January 2014	Total number of relevant KMP as at 31 December 2014
Loans	27,009	(3)	5,286	5,994	15	16
Deposits	9,700		6,374	12,316	21	22

Key management personnel 2013	Balance as at 1 January 2013(1) €'000	Balance as at 31 December 2013(1) €'000	Maximum amounts outstanding during the year ended 31 December 2013(2) €'000	Total number of relevant KMP as at 1 January 2013	Total number of relevant KMP as at 31 December 2013
Loans	30,625	27,009	30,312	17	15
Deposits	9,814	9,700	17,753	21	21

(1)
Balance includes principal and interest.

(2)
These figures include credit card exposures at the maximum statement balance. In all cases key management personnel have not exceeded their approved limits. The maximum approved credit limit on any credit card held by key management personnel is €25,400. The maximum amount outstanding was calculated using the maximum balance on each account. The highest maximum outstanding liability for any member of key management personnel, close family and entities influenced by them did not exceed €3 million during the year ended 31 December 2014 (year ended 31 December 2013: €23 million). In some cases with investment type products (i.e. funds based products, life assurance and other policies) the maximum balance amounts were not available, in which case the greater of the balance at the start of the year and the balance at the end of the year has been included as the maximum balance amount. While the closing balance includes interest accrued and interest paid, the maximum balance includes interest paid.

(3)
The opening balance includes balances and transactions with KMPs who have retired during 2013 and are not related parties during the current year. Therefore, these KMPs are not included in the maximum amounts outstanding.

KMP have other protection products with the Bank. The nature of these products includes mortgage protection, life assurance and critical illness cover. It also includes general insurance products which are underwritten by a number of external insurance companies and for which the Bank acts as an intermediary only. None of these products has any encashment value at 31 December 2014 or 31 December 2013.

Included in the above figures are loans to key management personnel (other than Non-executive Directors) and close family members of KMP on terms similar to those available to staff generally, amounting to €36,234 (31 December 2013: €589,930).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    Related party transactions (Continued)

There are no provisions or expenses in respect of any failure or anticipated failure to repay any of the above loans or interest thereon.

Connected persons of four Directors have entered into guarantees in favour of the Group amounting to €738,000. There was a call on one of these guarantees during the year ended 31 December 2013. Other than the foregoing, there were no calls on these guarantees during the year ended 31 December 2014.

(v)   Compensation of KMP

Details of compensation paid to KMP are provided below:

Remuneration	Year ended 31 December 2014 €'000	Year ended 31 December 2013 €'000
Salaries and other short term benefits(1)	7,388	7,320
Post employment benefits(2)	622	483

Total remuneration before amounts waived	8,010	7,803
Amounts waived(3)	(201)	(205)

	7,809	7,598

(1)
Comprises gross salary, Employer Pay Related Social Insurance contributions, fees, cash in lieu of pension, car allowance and other short term benefits paid in the year.

(2)
This comprises Employer contributions paid to pension funds.

(3)
The Executive Directors and members of the GEC who were in office on 1 May 2009 agreed to waive an amount equal to at least 10% of their salary until 31 December 2014.

53    Summary of relations with the State

The Group considers that the State is a related party under IAS 24 as it is in a position to exercise significant influence over the Group.

A relationship framework between the Minister for Finance and the Bank has been in place since 30 March 2012. The purpose of this framework is to provide the basis on which the relationship shall be governed. This framework is available on the Department of Finance website.

(a)   Ordinary stock

At 31 December 2014, the State held through the Ireland Strategic Investment Fund (ISIF) 13.95% (31 December 2013: 14.08%) of the ordinary stock of the Bank.

(b)   Guarantee schemes

Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 (ELG Scheme)

The ELG Scheme ended for all new liabilities on 28 March 2013. After this date no new liabilities were guaranteed under the scheme. All qualifying deposits and other liabilities made up to the date of expiry from the ELG Scheme continued to be covered until the date of maturity of the deposit or liability.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

53    Summary of relations with the State (Continued)

A fee is payable in respect of each liability guaranteed under the ELG Scheme. This fee amounted to €37 million for the year ended 31 December 2014 (year ended 31 December 2013: €129 million) (note 3).

At 31 December 2014, €2.8 billion of eligible liabilities continue to be covered under the ELG Scheme (31 December 2013: €5.0 billion) of which €1.9 billion related to senior debt and €0.9 billion related to customer deposits. In January 2015, €1.8 billion of the Group's senior debt covered under the ELG Scheme matured.

European Communities (Deposit Guarantee Schemes) Regulations, 1995

Details of the deposits protected by these schemes are set out in note 36.

(c)   Bonds issued by the State

At 31 December 2014, the Group held sovereign bonds issued by the State with a carrying value of €6,918 million (31 December 2013: €6,846 million) of which €6,409 million (31 December 2013: €6,403 million) are classified as available for sale financial assets and €509 million (31 December 2013: €443 million) are classified as other financial assets at fair value through profit or loss.

(d)   National Asset Management Agency (NAMA)

At 31 December 2014, the Group held bonds issued by NAMA with a carrying value of €2,606 million (31 December 2013: €4,089 million)

	31 December 2014 €m	31 December 2013 €m
NAMA senior bonds (guaranteed by the State) (note 25)	2,374	3,957
NAMA subordinated bonds (note 24)	232	132

Total	2,606	4,089

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

53    Summary of relations with the State (Continued)

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

A discretionary non-cumulative dividend on the capital invested may be paid on an annual basis and this is limited to the yield on ten year State bonds. A dividend of €0.5 million was received by the Group on 31 March 2014 (2 April 2013: €0.7 million).

(f)    Securities repurchase transaction with Irish Bank Resolution Corporation (IBRC)

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

(g)   Other transactions with the State and entities under its control or joint control

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

53    Summary of relations with the State (Continued)

At 31 December 2014, the Group held senior bonds with a carrying value of €954 million issued by the following entities which are related parties of the Group, as follows:

	31 December 2014 €m	31 December 2013 €m
Allied Irish Banks plc (AIB)	753	618
Permanent TSB Group Holdings plc	201	204

Total	954	822

At 31 December 2014, €468 million (31 December 2013: €566 million) of the AIB senior bonds and €201 million (31 December 2013: €204 million) of the Permanent TSB Group Holdings plc senior bonds were guaranteed under the ELG Scheme.

At 31 December 2014, the Group also had loans of €14 million to AIB (31 December 2013: €59 million) and €6 million to Permanent TSB Group Holdings plc (31 December 2013: €6 million) which were included within loans and advances to banks.

At 31 December 2014, the Group held deposits from the National Treasury Management Agency (NTMA) of €1.0 billion (31 December 2013: €1.7 billion). The maximum amount of these deposits during the period was €1.9 billion (31 December 2013: €2.1 billion).

The Group also held a number of deposits from the State, its agencies and entities under its control or joint control, which are considered to be collectively significant, totalling c.€0.7 billion (31 December 2013: c.€0.8 billion).

In addition, at 31 December 2014, the Group held accounts from IBRC (in Special Liquidation) and its associates of €158 million (31 December 2013: €668 million) which were included in the Customer accounts at 31 December 2014.

(h)   Irish bank levy

The Finance Bill (No. 2) 2013 which was enacted on 18 December 2013, introduced a bank levy on certain financial institutions, including the Group. An income statement charge is recognised annually on the date on which all of the criteria set out in the legislation are met. The levy will equal 35% of each financial institution's Deposit Interest Retention Tax (DIRT) payment for 2011 and will be charged for three-years, from 2014 to 2016 inclusive. The annual levy paid by the Group on 20 October 2014 was €38 million.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

54    Principal undertakings

The principal Group undertakings at 31 December 2014 were:

Name	Principal activity	Country of incorporation	Statutory year end
Bank of Ireland (UK) plc(1)	Retail financial services	England and Wales	31 December
New Ireland Assurance Company plc	Life assurance business	Ireland	31 December
Bank of Ireland Mortgage Bank(1)	Mortgage lending and mortgage covered securities	Ireland	31 December
Bank of Ireland International Finance Limited(1)	International asset financing	Ireland	31 December
First Rate Exchange Services Holdings Limited(2)	Foreign exchange	England and Wales	31 March

(1)
Direct subsidiary of The Governor and Company of the Bank of Ireland

(2)
This entity is a joint venture with the UK Post Office, in which the Group holds 50% of the equity of the business.

All the Group undertakings are included in the consolidated accounts. Unless stated otherwise, the Group owns 100% of the equity of the principal Group undertakings and 100% of the voting shares of all these undertakings. During 2013, the Group owned 100% of the investment shares in ICS Building Society. As set out in note 61, on 1 September 2014 the Group sold the ICS distribution platform to Dilosk Limited together with c.€223 million of mortgage assets. ICS Building Society was placed in Members' Voluntary Liquidation on 15 December 2014.

In presenting details of the principal subsidiary undertakings, the exemption permitted by Regulation 10 of the European Communities (Credit Institutions: Accounts) Regulations, 1992 has been availed of and the Bank will annex a full listing of Group undertakings to its annual return to the Companies Registration Office.

Bank of Ireland Mortgage Bank (BoIMB)

BoIMB's principal activities are the issuance of Irish Residential mortgages and mortgage covered securities in accordance with the Asset Covered Securities Act 2001 and the Asset Covered Securities (Amendment) Act 2007. BoIMB asset covered securities may be purchased by Bank of Ireland and other members of the Group or third parties.

At 31 December 2014, the total amount outstanding in respect of mortgage covered securities issued was €9 billion (31 December 2013: €10 billion). At 31 December 2014, the total amount of principal outstanding in the mortgage covered pool including mortgage assets and cash was €13.8 billion (31 December 2013: €14.9 billion).

BoIMB issues other debt securities under BoIMB's obligation to the Central Bank of Ireland within the terms of the Special Mortgage Backed Promissory Note (SMBPN) programme. At 31 December 2014, BoIMB had debt securities in issue to the value of €0.8 billion (31 December 2013: €0.6 billion).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

55    Interests in other entities

(a)   General

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

In each case the Group considers that it has power over the entity, is exposed or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity, even though the Group normally owns less than half of the voting rights of those entities.

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

55    Interests in other entities (Continued)

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

On the basis that the Group's relationship with the UK Post Office is a joint arrangement not a separate legal entity, it is accounted for as a jointly controlled operation.

b)    Significant restrictions on the Group's ability to access or use the assets and settle the liabilities of the Group

Regulated banking and insurance subsidiaries are required to maintain minimum regulatory liquidity and solvency ratios and are subject to other regulatory restrictions that may impact on transactions between these subsidiaries and the Bank, including on the subsidiaries ability to make distributions.

Certain transactions between Bank of Ireland (UK) plc and the Bank are subject to regulatory limits and approvals agreed with the Prudential Regulatory Authority. Total assets of Bank of Ireland (UK) plc amounted to €37.5 billion (31 December 2013: €43.1 billion) and liabilities amounted to €35.2 billion (31 December 2013: €41.2 billion).

The activities of Bank of Ireland Mortgage Bank (BoIMB) are subject to the Asset Covered Securities Act 2001 to 2007 which imposes certain restrictions over the assets of BoIMB. Total assets of BoIMB amounted to €18.9 billion (31 December 2013: €19.1 billion) and liabilities amounted to €6.9 billion (31 December 2013: €7.4 billion).

The Group's Life Assurance Business is required to hold shareholder equity that exceeds a certain margin, see note 38 for details. In addition, the Isle of Man Insurance and Pension authority requires the Group's IOM insurance business to hold shareholder equity that exceeds a statutory margin.

Under section 17(1)(b) of the Companies (Amendment) Act 1986, the Bank has given an irrevocable guarantee to meet the liabilities of certain Group undertakings. For further details on the Group's undertakings please see note 54. The liabilities of these undertakings amounted to €79 million as at 31 December 2014 (31 December 2013: €198 million).

(c)   Structured entities

The Group holds a number of structured entities (Brunel, Bowbells plc, Kildare and Partholon), whose purpose is to acquire mortgage loans and other financial assets and issue mortgage backed securities. All of the assets and liabilities are restricted. Total assets amounted to €9.7 billion (31 December 2013: €14.1 billion) and liabilities amounted to €6.5 billion (31 December 2013: €10.6 billion). The Group also holds a structured entity (Avondale Securities S.A.) whose purpose is to acquire other financial assets and

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

55    Interests in other entities (Continued)

issue debt securities. All of the assets and liabilities of this entity are restricted. Total assets amounted to €473 million (31 December 2013: €511 million) and liabilities amounted to €124 million (31 December 2013: €178 million).

In relation to these entities, there are no contractual arrangements that require the Group to provide financial support. In the years ended 31 December 2014 and 31 December 2013 the Group did not provide financial or other support, nor does it expect or intend to do so. All of these entities were consolidated in the Group's financial statements for the years ended 31 December 2014 and 31 December 2013.

(d)   Consequences of losing control of a subsidiary during the reporting period

From time to time, the Group may wind up a wholly owned company. During this process, the Group voluntarily appoints a liquidator to manage the winding up of relevant entities. Upon appointment of the liquidator, the Group is considered to have lost control of the companies and accounts for this loss of control as a disposal. In accordance with IAS 21, the Group must reclassify net cumulative foreign exchange losses relating to these companies from the foreign exchange reserve to the income statement. During the year ended 31 December 2014, €nil was transferred (year ended 31 December 2013: €12 million; year ended 31 December 2012: €56 million) (page 204).

(e)   Joint arrangements

The following table shows the Group's joint arrangements for the years ended 31 December 2014 and 31 December 2013.

Joint arrangement	Holding	Classification	Country of operation	Nature of activities
First Rate Exchange Services Holdings Limited	50%	Joint venture	UK	Sale of financial products through the UK Post Office relationship
Enterprise 2000 Fund	50%	Joint venture	Ireland	Investment in venture capital companies
Property unit trust	50%	Joint venture	UK	Investment in property unit trust
UK Post Office	—	Joint operation	UK	Sale of financial products through the UK Post Office relationship

All joint ventures investments are unquoted and are measured using the equity method of accounting. All income from these investments has been included in profit or loss from continuing operations. There are no significant restrictions on the ability of these entities to transfer funds to the Group in the form of cash dividends, or to repay loans or advances made by the Group. Nor is there any unrecognised share of losses either for the year ended 31 December 2014 or cumulatively in respect of these entities. The Group does not have any further commitments or contingent liabilities in respect of these entities other than its investment to date.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

55    Interests in other entities (Continued)

(f)    Associates

The Group holds a number of investments in associates, none of which is individually material. All income from these investments has been included in profit or loss from continuing operations. There are no significant restrictions on the ability of these entities to transfer funds to the Group in the form of cash dividends, or to repay loans or advances made by the Group. Nor is there any unrecognised share of losses either for the year ended 31 December 2014 or cumulatively in respect of these entities. The Group does not have any contingent liabilities in respect of these entities other than its investment to date.

(g)   Unconsolidated structured entities

The Group has incorporated certain entities to provide investment opportunities to clients in international commercial properties. The Group considers that it sponsors these entities where it continues to be involved in the entity or if it is in receipt of income from the entity during the year. At 31 December 2014, there were 4 of these entities (31 December 2013: 9).

At 31 December 2013, the Group considered that it had significant influence over one of these companies and had accounted for this holding as an investment in associate. During the year ended 31 December 2014, the Group no longer had significant influence over this company and the Group's interest has been reduced to €2 million (31 December 2013: €49 million). This investment is now included with available for sale financial assets.

With regard to the remaining unconsolidated structured entities, they are all property holding companies whose principal activity is managing property investments. In the year ended 31 December 2014, the Group earned asset management fees from these entities. The total gross asset value of these entities at 31 December 2014 was €429 million (31 December 2013: €800 million).

These structured entities are not consolidated, but the associated income and the carrying amounts of assets and liabilities in relation to these entities, are included in the Group's financial statements as follows:

Unconsolidated structured entities	31 December 2014 €m	31 December 2013 €m
Income
Share of results of associates and joint ventures (after tax)	30	(1)
Fee and commission income	—	1
Interest income	1	1

Total income	31	1

Carrying amounts of assets and liabilities
Available for sale financial assets	2	—
Interest in associates	—	49
Loans and advances to customers	—	11

Maximum exposure to loss	2	60

In relation to these entities, there are no contractual arrangements that require the Group to provide financial support.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

55    Interests in other entities (Continued)

As outlined in note 59, Baggot Securities Limited (Baggot) is a structured entity set up by the Group to fund the purchase of 1,300,000,000 units of the 2009 Preference Stock using the proceeds of the issuance of €1,300,000,000 of 10.24% perpetual non-cumulative notes to private investors. Baggot has irrevocably waived its right to receive any redemption monies in respect of the 2009 Preference Stock in excess of €1.00 per unit. On the basis that the Group does not absorb any risks of Baggot and has no exposure or rights to the variable returns of Baggot, the Group considers it does not control Baggot. Therefore, Baggot is not consolidated.

56    Transferred financial assets

The Group has transferred certain financial assets that are not derecognised from the Group's balance sheet. Such arrangements are securitisations and sale or repurchase agreements. The Group is exposed to substantially all risks and rewards including credit and market risk associated with the transferred assets.

31 December 2014 Categories	Carrying amount of transferred assets €m	Carrying amount of associated liabilities(1) €m	Fair value of transferred assets €m	Fair value of associated liabilities(1) €m	Net fair value position €m
Securitisation
Loans and receivables
Residential mortgages book (Brunel SPE) —Including buybacks(2)	1,256	1,508	1,149	1,448	(299)
Irish Residential mortgages (Kildare SPE)(2)	1,315	1,368	1,092	1,243	(151)
Partholon CDO plc (corporate loans)(2)	41	41	36	36	—
Sale and repurchase
Available for sale financial assets(3)	1,611	1,533	n/a	n/a	n/a

31 December 2013 Categories	Carrying amount of transferred assets €m	Carrying amount of associated liabilities(1) €m		Fair value of transferred assets €m	Fair value of associated liabilities(1) €m		Net fair value position €m
Securitisation
Loans and receivables
Residential mortgages book (Brunel SPE) —Including buybacks(2)	1,362	1,659	(4)	1,194	1,560	(4)	(366)
Irish Residential mortgages (Kildare SPE) ICS Group(2)(5)	1,453	1,452		1,079	1,125		(46)
Partholon CDO plc (corporate loans)(1)	107	107		92	92		—
Sale and repurchase
Available for sale financial assets(3)	3,854	3,691		n/a	n/a		n/a
NAMA senior bonds	2,730	2,702		n/a	n/a		n/a
Trading securities	7	7		n/a	n/a		n/a

Description of the relationship between the transferred assets and the associated liabilities, including the restrictions on the entity's use of those assets:

(1)
For the purposes of this disclosure, associated liabilities include liabilities issued by securitisation SPEs, held by other Group entities.

(2)
For each securitisation the relevant loan book / pool is ring-fenced whereby the cash flows associated with these assets can only be used to repay the related notes holders plus associated issuance fees / costs.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

56    Transferred financial assets (Continued)

(3)
Assets sold subject to repurchase agreements are retained on the balance sheet and reclassified as pledged assets when the transferee has the right by contract to sell or repledge the collateral; the counterparty liability is included in deposits by banks or customer accounts, as appropriate. The difference between the original sale price of the bonds and the repurchase price is the repo rate.

(4)
Certain of the liabilities consist of debt securities issued in currencies other than that of the transferred assets. Changes in foreign exchange rates result in changes in both the carrying value and the fair value of the liabilities. The foreign exchange risk is hedged with the cross-currency swaps.

(5)
On 1 September 2014, ICS sold its business activities to the Bank.

n/a:
Not applicable as arrangement has recourse to assets other than the transferred assets.

The Group has not entered into any agreements on the sale of assets that entail the Group's continuing involvement in derecognised financial assets.

57    Offsetting financial assets and liabilities

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

		Gross amounts of recognised financial liabilities set off in the balance sheet €m		Related amounts not set off in the balance sheet
			Net amounts of financial assets presented in the balance sheet €m
	Gross amounts of recognised financial assets €m
31 December 2014 Assets				Financial(1) instruments €m	Cash(2) collateral received €m	Net amount €m
Derivative financial assets	3,071	—	3,071	(2,480)	(514)	77
Loans and advances to customers	2,138	(2,138)	—	—	—	—

Total	5,209	(2,138)	3,071	(2,480)	(514)	77

(1)
Amounts of €2,480 million represent recognised derivatives liabilities at fair value that do not meet the offsetting criteria.

(2)
Cash collateral amounts disclosed reflect the maximum collateral available for offset. Cash collateral received is reported within deposits from banks (see note 35).

The following financial liabilities are subject to offsetting, enforceable master netting arrangements.

		Gross amounts of recognised financial assets set off in the balance sheet €m		Related amounts not set off in the balance sheet
			Net amounts of financial liabilities presented in the balance sheet €m
	Gross amounts of recognised financial liabilities €m
31 December 2014 Liabilities				Financial(1) instruments €m	Cash(2) collateral pledged €m	Net amount €m
Derivative financial liabilities	3,931	—	3,931	(2,480)	(1,266)	185
Customer deposits	2,420	(2,220)	200	—	—	200

Total	6,351	(2,220)	4,131	(2,480)	(1,266)	385

(1)
Amounts of €2,480 million represent recognised derivatives assets at fair value that do not meet the offsetting criteria.

(2)
Cash collateral amounts disclosed reflect the maximum collateral available for offset.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

57    Offsetting financial assets and liabilities (Continued)

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

(2)
Cash collateral amounts disclosed reflect the actual collateral pledged, at amortised cost. Cash collateral received is reported within deposits from banks (see note 35).

The following financial liabilities are subject to offsetting, enforceable master netting arrangements.

		Gross amounts of recognised financial assets set off in the balance sheet €m		Related amounts not set off in the balance sheet
			Net amounts of financial liabilities presented in the balance sheet €m
	Gross amounts of recognised financial liabilities €m
31 December 2013 Liabilities				Financial(1) instruments €m	Cash(2) collateral pledged €m	Net amount €m
Derivative financial liabilities	3,115	—	3,115	(1,931)	(1,062)	122
Customer deposits	2,081	(2,081)	—	—	—	—
Deposits by banks	143	—	143	(63)	(80)	—

Total	5,339	(2,081)	3,258	(1,994)	(1,142)	122

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

58    Life assurance business

Value of the in force asset	31 December 2014 €m	31 December 2013 €m
At beginning of year	497	518
Income statement movement in value of the in force asset (gross of tax)	50	(21)

At end of year	547	497

The Group recognises as an asset the value of the in force assurance business in respect of insurance contracts. The value of the in force asset, has been calculated in accordance with the achieved profits

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

58    Life assurance business (Continued)

embedded value methodology in the Statement of Recommended Practice issued by the Association of British Insurers which came into force in 2002. The value of the in force asset, which is presented gross of attributable tax, represents the present value of future profits expected to arise from these contracts as at the balance sheet date. It is determined by projecting future surpluses and other cash flows arising from insurance contracts and discounting at an appropriate rate. The useful life of the asset is based on the length of the underlying individual policies upon which the asset is calculated. This useful life is expected to be 6.7 years as at 31 December 2014 (31 December 2013: 6.3 years).

The key economic assumptions used in the calculation of the value of the in force business are set out below:

	31 December 2014	31 December 2013
Risk discount rate	5.94%	7.11%
Unit growth rate	3.40%	4.75%
Shareholder tax rate	12.5%	12.5%

The process used in determining the key economic and experience assumptions is set out below:

Risk discount rate:	The risk discount rate is the rate used to discount the future surpluses that will arise on insurance business in the long term funds. The interest rates used to calculate policyholder liabilities are derived in accordance with the guidelines in the Insurance Regulations. Margins for risk are allowed for in the derived interest rates. In line with December 2013 the Euro Swap curve is used as a benchmark for an international mix of fixed interest assets. The risk discount rate applied to future cash flows at December 2014 is 5.94% (31 December 2013: 7.11%).
Unit growth rate:
The unit growth rate is the assumed rate of return on the unit linked assets before taxation and management fees in future years. The growth rate reflects the mix of assets held. The unit growth rate was decreased to 3.40% at 31 December 2014 (31 December 2013: 4.75%).
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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

58    Life assurance business (Continued)

Sensitivities

The table below indicates the standalone impact of changes in the key assumptions on profit.

	31 December 2014 €m	31 December 2013 €m
1% increase in risk discount rate	(35)	(29)
1% decrease in risk discount rate	39	32
1% increase in unit growth rate	20	19
1% decrease in unit growth rate	(19)	(18)
10% improvement in mortality	12	12
10% improvement in longevity	(21)	(13)
10% improvement in morbidity	7	7
10% deterioration in persistency	(15)	(15)
5% improvement in maintenance expenses	9	8
1% increase in equity markets	2	2

While the table above shows the impact of an individual assumption change, a change in one assumption could impact on other assumptions due to the relationship between assumptions.

59    Capital Package in relation to 2009 Preference Stock

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

(ii)
the sale by the NPRFC of €1.3 billion 2009 Preference Stock to Baggot Securities Limited (Baggot), a special purpose company, which funded the purchase using the proceeds of the issuance of €1.3 billion 10.24% perpetual non-cumulative notes (the Notes) to private investors. Baggot irrevocably waived its rights to the step-up by Waiver Deed (the 'Waiver Deed') in favour of the Bank;

(iii)
the Bank advised CBI that it is not the Bank's intention to recognise 2009 Preference Stock as regulatory Common equity tier 1 (CET 1) capital after July 2016, unless derecognition would mean that an adequate capital buffer cannot be maintained above applicable regulatory requirements; and

(iv)
the Bank announced that it does not expect to redeem the €1.3 billion of the 2009 Preference Stock sold to Baggot prior to 1 January 2016, save in certain limited circumstances(1).

•
Issue of Ordinary Stock:  On 4 December 2013, a total of 2,230,769,231 units of Placing Stock were placed at a price of 26 cent per unit of ordinary stock (being a discount of 3% to the previous day's closing

(1)
These circumstances would include changes in regulatory capital treatment, breach of Waiver Deed and taxation.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

59    Capital Package in relation to 2009 Preference Stock (Continued)

  price), generating gross proceeds of €580 million. The Placing Stock represented approximately 7.4% of the Group's issued ordinary stock prior to the issue. The Placing Stock ranks pari passu in all respects with the existing ordinary stock of the Group, including the right to receive all dividends and other distributions declared, made or paid on or in respect of such stock after the date of issue of the Placing Stock.

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

60    Impact of adopting new accounting standards

Restatement of comparatives—IFRIC 21 'Levies' and loss on deleveraging

As outlined in the Group accounting policies on page 211, during the year ended 31 December 2014, the Group adopted IFRIC 21 'Levies' and has accordingly restated the prior periods.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    Impact of adopting new accounting standards (Continued)

The following table reflects the impact on the Group's financial statements at 31 December 2014 of IFRIC 21 'Levies' at 1 January 2014.

Income statement—year ended 31 December 2014	IFRIC 21 Levies €m
Other operating expenses	(18)

Loss before tax	(18)
Taxation credit	4

Loss for the year	(14)

Basic and diluted loss per share (cent)	—

Balance sheet 31 December 2014
Deferred tax asset	4

Other liabilities	(18)

Retained earnings—current year	14

The following tables set out the impact of IFRIC 21 'Levies' reclassification on the comparative amounts for the year ended 31 December 2013 and 31 December 2012 (where applicable).

Consolidated income statement (selected lines)

31 December 2013	As originally published €m	IFRIC 21 Levies €m	Restated €m
Other operating expenses	(1,581)	5	(1,576)
Loss before tax	(525)	5	(520)
Taxation credit	35	(1)	34
Loss for the year	(490)	4	(486)

Consolidated balance sheet (selected lines)

31 December 2013	As originally published €m	IFRIC 21 Levies €m	Restated €m
Assets
Deferred tax asset	1,714	(4)	1,710
Liabilities
Other liabilities	2,841	(18)	2,823
Equity
Retained Earnings	3,791	14	3,805

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    Impact of adopting new accounting standards (Continued)

Consolidated balance sheet (selected lines)

1 January 2013(1)	As originally published €m	IFRIC 21 Levies €m	Restated €m
Assets
Deferred tax asset	1,640	(3)	1,637
Liabilities
Other liabilities	3,137	(13)	3,124
Equity
Retained Earnings	4,673	10	4,683

(1)
Opening balance sheet as at 1 January 2013 reflects the Group's restated closing balance as at 31 December 2012.

Consolidated statement of comprehensive income (selected lines)

31 December 2013	As originally published €m	IFRIC 21 Levies €m	Restated €m
Loss for the year	(490)	4	(486)
Other comprehensive income for the period, net of tax	(62)	—	(62)
Total comprehensive income for the period, net of tax	(552)	4	(548)
Total comprehensive income attributable to equity stockholders	(549)	4	(545)

Consolidated statement of changes in equity (selected lines)

31 December 2013	As originally published €m	IFRIC 21 Levies €m	Restated €m
Retained earnings
Balance at the beginning of the year	4,673	10	4,683
Loss for the period attributable to stockholders	(487)	4	(483)
Balance at the end of the year	3,791	14	3,805

Consolidated cash flow statement (selected lines)

31 December 2013	As originally published €m	IFRIC 21 Levies €m	Restated €m
Cash flows from operating activities
Loss before tax	(525)	5	(520)
Other non-cash items	78	(5)	73
Cash flows from operating activities before changes in operating assets and liabilities	1,074	—	1,074

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    Impact of adopting new accounting standards (Continued)

Consolidated income statement (selected lines)

31 December 2012	As originally published €m	IFRIC 21 Levies €m	Restated €m
Other operating expenses	(1,638)	13	(1,625)
Loss before tax	(2,178)	13	(2,165)
Taxation credit	337	(3)	334
Loss for the year	(1,841)	10	(1,831)

Consolidated statement of comprehensive income (selected lines)

31 December 2012	As originally published €m	IFRIC 21 Levies €m	Restated €m
Loss for the year	(1,841)	10	(1,831)
Other comprehensive income for the period, net of tax	383	—	383
Total comprehensive income for the period, net of tax	(1,458)	10	(1,448)
Total comprehensive income attributable to equity stockholders	(1,452)	10	(1,442)

Consolidated statement of changes in equity (selected lines)

31 December 2012	As originally published €m	IFRIC 21 Levies €m	Restated €m
Retained earnings
Balance at the beginning of the year	3,571	—	3,571
Loss for the period attributable to stockholders	(1,835)	10	(1,825)
Balance at the end of the year	4,673	10	4,683

Consolidated cash flow statement (selected lines)

31 December 2012	As originally published €m	IFRIC 21 Levies €m	Restated €m
Cash flows from operating activities
Loss before tax	(2,178)	13	(2,165)
Other non-cash items	109	(13)	96
Cash flows from operating activities before changes in operating assets and liabilities	635	—	635

61    EU Restructuring Plan

On 1 September 2014, the sale of the ICS Building Society's distribution platform to Dilosk Limited, together with a c.€223 million gross performing mortgage asset pool, forming part of the Retail Ireland division, was completed. No deposits transferred as part of the sale.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

61    EU Restructuring Plan (Continued)

ICS Building Society was placed in Members' Voluntary Liquidation on 15 December 2014.

62    Directors' information

The disclosures required relating to Directors' information have been included within the Remuneration Report and are described as those which form an integral part of the audited financial statements as set out in the basis of preparation on page 209.

63    Risk management

The disclosures required under IFRS relating to financial risks and capital resources have been included within the Risk Management Report and Other Supplementary Information—Group Exposures to Selected Countries. The relevant disclosures related to Credit Risk, Liquidity Risk, Market Risk, Life Insurance Risk and Capital Management and Other Supplementary Information—Group Exposures to Selected Countries have been described as those which form an integral part of the audited financial statements as set out in the basis of preparation on page 209.

The financial statements also includes the tables which have been included within Other Supplementary Information—Supplementary Asset Quality and Forbearance Disclosures that have been described as those which form an integral part of the audited financial statements as set out in the basis of preparation on page 209.

This approach was adopted to improve transparency and ease of reference, by concentrating related information in one place, and to reduce duplication.

64    Post balance sheet events

€750 million covered bond

On 13 January 2015, the Group issued €750 million of five-year dated secured funding at a yield of 0.527%.

American Depositary Receipts

On 21 January 2015, the Group announced that its Court of Directors has resolved to voluntarily delist its American Depositary Shares (ADSs) from the New York Stock Exchange (NYSE) and to terminate its sponsored ADR programme on or around 22 April 2015.

Irish Bank Resolution Corporation Limited (in Special Liquidation) mortgages

On 23 January 2015, the Group completed the purchase of a €253 million book of performing residential mortgages from Irish Bank Resolution Corporation Limited (in Special Liquidation).

Danske Bank A/S loan portfolio

On 5 February 2015, the Group and Goldman Sachs agreed terms to acquire a commercial loan portfolio of face value €540 million from Danske Bank A/S. As part of the transaction, the Group will acquire a €274 million portfolio of performing commercial loans, comprising over 1,000 customers in the SME, Agriculture and CRE sectors.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

64    Post balance sheet events (Continued)

2009 Preference Stock Dividend

On 20 February 2015, the Group paid a cash dividend of €133.3 million on the 2009 Preference Stock to Baggot Securities Limited.

€750 million unsecured bond

On 9 March 2015, the Group issued €750 million of five-year senior unsecured funding at a yield of 1.273%.

65    Approval of financial statements

The Court of Directors approved the financial statements for inclusion in Form 20-F on 25 March 2015.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION

Group exposures to selected countries

The information in Group exposures to selected countries on pages 357 to 365 forms an integral part of the audited financial statements as described in the Basis of preparation on page 209.

Set out in the tables below is a summary of the Group's exposure to sovereign debt and other country exposures for selected balance sheet line items as at 31 December 2014. For these line items, further information on the Group's exposures to eurozone countries that have a Standard & Poor's credit rating of AA or below where the Group has an exposure of over €250 million (being Ireland, Spain and France), is set out on pages 362 to 365.

31 December 2014 Assets	Ireland €m	United Kingdom €m	United States €m	Spain €m	France €m	Other(3) €m	Total €m
Cash and balances at central banks	722	3,805	198	—	—	266	4,991
Trading securities	12	—	—	—	—	—	12
Derivative financial instruments (net)(1)	139	453	12	14	2	55	675
Other financial assets at fair value through profit or loss(2)	511	42	37	12	480	524	1,606
Loans and advances to banks(2)	517	2,550	259	1	580	595	4,502
Available for sale financial assets	7,599	1,359	293	968	934	2,427	13,580
NAMA senior bonds	2,374	—	—	—	—	—	2,374

Total	11,874	8,209	799	995	1,996	3,867	27,740

31 December 2013 Assets	Ireland €m	United Kingdom €m	United States €m	Spain €m	France €m	Other(4) €m	Total €m
Cash and balances at central banks	663	4,948	484	—	—	290	6,385
Trading securities	17	—	36	11	25	163	252
Derivative financial instruments (net)(1)	129	433	12	16	5	41	636
Other financial assets at fair value through profit or loss(2)	449	37	26	12	386	353	1,263
Loans and advances to banks(2)	188	2,586	49	—	980	644	4,447
Available for sale financial assets	7,364	840	331	956	647	1,966	12,104
NAMA senior bonds	3,957	—	—	—	—	—	3,957

Total	12,767	8,844	938	995	2,043	3,457	29,044

(1)
Net Derivative exposure is calculated after the application of master netting arrangements and associated cash collateral received.

(2)
This excludes those assets held by the Group's life assurance business which are linked to policyholder liabilities. See page 360 for details.

(3)
At 31 December 2014, other is primarily made up of exposures to the following countries: Netherlands: €0.5 billion, Norway: €0.2 billion, Austria: €0.2 billion, Italy: €0.2 billion, Sweden €0.2 billion, Switzerland: €0.2 billion, Belgium: €0.2 billion, Portugal: €0.2 billion and other Supranational bonds: €1.1 billion). Also included in other is the Group's euro cash holding in branches.

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

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Set out in the following tables is more detailed analysis of the Group's exposures at 31 December 2014 by asset class:

Cash and balances at central banks

Cash and balances at central banks is made up as follows:

Cash and balances at central banks	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m
United Kingdom (Bank of England)	3,746	4,903
United States (Federal Reserve)	199	484
Central Bank of Ireland	678	663
Other (cash holdings)	368	335

Total	4,991	6,385

Trading securities

31 December 2014	Ireland €m	United States €m	Spain €m	France €m	Other €m	Total €m
Trading securities
Government bonds	12	—	—	—	—	12
Corporate and other bonds	—	—	—	—	—

Total	12	—	—	—	—	12

31 December 2013	Ireland €m	United States €m	Spain €m	France €m	Other(1) €m	Total €m
Trading securities
Government bonds	17	36	11	—	18	82
Corporate and other bonds	—	—	—	25	145	170

Total	17	36	11	25	163	252

(1)
At 31 December 2013, other is made up of exposures to the following countries: Netherlands: €50 million, Australia: €39 million, Sweden: €32 million, Italy €23 million and Canada: €19 million.

Trading securities are carried in the balance sheet at their fair value. Any changes in the fair value of these assets are treated as gains or charges in the Group's income statement.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Derivative financial instruments

31 December 2014	Ireland €m	United Kingdom €m	United States €m	Spain €m	France €m	Other(2) €m	Total €m
Gross derivative assets
Financial institutions	13	1,281	314	8	377	921	2,914
Corporate	147	570	12	12	2	35	778

Total	160	1,851	326	20	379	956	3,692

Net Derivative Assets(1)
Financial institutions	—	71	—	2	—	20	93
Corporate	139	382	12	12	2	35	582

Total	139	453	12	14	2	55	675

31 December 2013	Ireland €m	United Kingdom €m	United States €m	Spain €m	France €m	Other(3) €m	Total €m
Gross derivative assets
Sovereign	5	—	—	—	—	—	5
Financial institutions	39	1,295	504	7	307	776	2,928
Corporate	129	372	8	11	4	34	558

Total	173	1,667	512	18	311	810	3,491

Net Derivative Assets(1)
Sovereign	—	—	—	—	—	—	—
Financial institutions	8	67	4	5	1	7	92
Corporate	121	366	8	11	4	34	544

Total	129	433	12	16	5	41	636

(1)
Net Derivative Assets exposure is calculated after the application of master netting arrangements and associated cash collateral received.

(2)
At 31 December 2014, other Net Derivative Assets exposure is primarily made up of exposures to the following countries: Canada: €23 million, Germany: €10 million, Australia: €7 million, Austria: €6 million and Netherlands: €5 million.

(3)
At 31 December 2013, other Net Derivative Assets exposure is primarily made up of exposures to the following countries: Canada: €26 million, Austria: €7 million, Australia: €6 million and Netherlands: €2 million.
Other financial assets at fair value through profit or loss

31 December 2014	Ireland €m	United Kingdom €m	United States €m	Spain €m	France €m	Other(1) €m	Total €m
Government bonds	427	—	—	—	431	352	1,210
Other	84	42	37	12	49	172	396

Total	511	42	37	12	480	524	1,606

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

31 December 2013	Ireland €m	United Kingdom €m	United States €m	Spain €m	France €m	Other(2) €m	Total €m
Government bonds	354	—	—	—	333	203	890
Other	95	37	26	12	53	150	373

Total	449	37	26	12	386	353	1,263

(1)
At 31 December 2014, other is primarily made up of exposures to the following country: Austria: €0.2 billion, Belgium: €0.1 billion and Italy: €0.1 billion.

(2)
At 31 December 2013, other is primarily made up of exposures to the following country: Austria: €0.2 billion.

The Group's holdings of 'Other financial assets at fair value through profit or loss' primarily relate to the Group's life assurance business for solvency margin purposes or as backing for non-linked policyholder liabilities.

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

At 31 December 2014, such assets which were included in Other financial assets at fair value through profit or loss amounted to €9,922 million (31 December 2013: €9,043 million). At 31 December 2014, Loans and advances to banks also included an amount of €349 million (31 December 2013: €312 million) relating to such assets.

Loans and advances to banks

31 December 2014	Ireland €m	United Kingdom €m	United States €m	Spain €m	France €m	Other(2) €m	Total €m
Loans and advances to banks(1)	517	2,550	259	1	580	595	4,502

31 December 2013	Ireland €m	United Kingdom €m	United States €m	Spain €m	France €m	Other(3) €m	Total €m
Loans and advances to banks(1)	188	2,586	49	—	980	644	4,447

(1)
Loans and advances to banks of €349 million (31 December 2013: €312 million) is held on behalf of Bank of Ireland Life policyholders and has been excluded from the analysis above.

(2)
At 31 December 2014, other is primarily made up of exposures to the following countries: Switzerland: €0.2 billion, Turkey: €0.1 billion and Canada: €0.1 billion.

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

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Available for sale financial assets

31 December 2014 Available for sale financial assets	Ireland €m		United Kingdom €m	United States €m	Spain €m	France €m	Other(2) €m	Total €m
Government bonds	6,409		687	2	290	446	442	8,276
Senior bank debt and other senior debt	669		—	40	—	111	1,433	2,253
Covered bonds	286		529	214	628	368	505	2,530
Subordinated debt	232	(1)	—	—	—	—	—	232
Asset backed securities	3		142	37	50	9	48	289

Total	7,599		1,358	293	968	934	2,428	13,580

31 December 2013 Available for sale financial assets	Ireland €m		United Kingdom €m	United States €m	Spain €m	France €m	Other(3) €m	Total €m
Government bonds	6,403		118	2	—	—	97	6,620
Senior bank debt and other senior debt	770		—	40	—	210	1,238	2,258
Covered bonds	52		521	252	903	428	581	2,737
Subordinated debt	132	(1)	1	—	—	—	—	133
Asset backed securities	7		200	37	53	9	50	356

Total	7,364		840	331	956	647	1,966	12,104

(1)
NAMA subordinated debt of €232 million (31 December 2013: €132 million) is classified as an available for sale debt instrument (note 24).

(2)
At 31 December 2014, other is primarily made up of exposures to the following countries: Netherlands: €0.4 billion, Norway: €0.2 billion, Sweden: €0.2 billion, Portugal: €0.2 billion, Italy: €0.1 billion and other Supranational bonds: €1.1 billion.

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

NAMA senior bonds

At 31 December 2014, the Group had holdings of NAMA senior bonds which are guaranteed by the Irish Government with a nominal value of €2,389 million (31 December 2013: €3,991 million) and a fair value at that date of €2,389 million (31 December 2013: €3,986 million). The contractual maturity date of the NAMA senior bonds is 1 March 2015. NAMA may, only with the consent of the Group, settle the bonds by issuing new bonds with the same terms and conditions and a maturity date of up to 364 days. On 13 February 2015, the Group agreed to accept the issuance of new bonds, in settlement of the existing debt. These bonds have the same terms and conditions as the original NAMA senior bonds and mature on 2 March 2016.

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

Ireland

As at 31 December 2014, Ireland's credit rating from Standard & Poor's was A (31 December 2013: BBB+). The table below shows the Group's exposure to Ireland by selected balance sheet line items:

	Carrying value							Nominal value
As at 31 December 2014	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m	Total €m
Other financial assets at fair value through profit or loss(1)	60	—	—	8	151	292	511	420
—Government bonds	—	—	—	4	130	292	426	333
—Other	60	—	—	4	21	—	85	87
Loans and advances to banks(1)	407	110	—	—	—	—	517	517
Available for sale financial assets	1,067	—	281	2,435	3,138	678	7,599	6,574
—Government bonds	394	—	281	2,203	2,853	678	6,409	5,370
—Senior bank debt and other(2)	673	—	—	232	285	—	1,190	1,204
NAMA senior bonds(3)	183	548	730	913	—	—	2,374	2,389

Total(4)	1,717	658	1,011	3,356	3,289	970	11,001	9,900

	Carrying value							Nominal value
As at 31 December 2013	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m	Total €m
Other financial assets at fair value through profit or loss(1)	30	42	—	7	140	230	449	412
—Government bonds	—	—	—	6	118	230	354	325
—Other	30	42	—	1	22	—	95	87
Loans and advances to banks(1)	46	142	—	—	—	—	188	188
Available for sale financial assets	3	—	1,541	3,376	2,444	—	7,364	6,902
—Government bonds	—	—	751	3,340	2,312	—	6,403	5,816
—Senior bank debt and other(2)	3	—	790	36	132	—	961	1,086
NAMA senior bonds(3)	—	417	417	1,770	1,353	—	3,957	3,991

Total(4)	79	601	1,958	5,153	3,937	230	11,958	11,493

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

(4)
The Group also has a net derivative asset exposure to counterparties based in Ireland at 31 December 2014 of €139 million (31 December 2013: €129 million).

Available for sale financial assets As at 31 December 2014 Maturity profile	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m
Nominal value	1,057	—	265	2,075	2,684	493	6,574
Fair value	1,067	—	281	2,435	3,138	678	7,599
AFS reserve (before tax)	9	—	29	304	271	26	639

Available for sale financial assets As at 31 December 2013 Maturity profile	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m
Nominal value	3	—	1,486	3,046	2,367	—	6,902
Fair value	3	—	1,541	3,376	2,444	—	7,364
AFS reserve (before tax)	—	—	85	370	176	—	631

Spain

As at 31 December 2014, Spain's credit rating from Standard & Poor's was BBB (31 December 2013: BBB–). The table below shows the Group's exposure to Spain by selected balance sheet line items:

	Carrying value							Nominal Value
As at 31 December 2014	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m	Total €m
Other financial assets at fair value through profit or loss	—	—	—	1	11	—	12	10
Loans and advance to banks	1	—	—	—	—	—	1	1
Available for sale financial assets	35	51	178	286	408	10	968	870
—Government bonds	—	—	—	23	266	—	289	237
—Covered bonds and other	35	51	178	263	142	10	679	633
Total(1)	36	51	178	287	419	10	981	881

	Carrying value							Nominal Value
As at 31 December 2013	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m	Total €m
Other financial assets at fair
value through profit or loss	—	—	—	—	12	—	12	11
Loans and advance to banks	—	—	—	—	—	—	—	—
Available for sale financial assets	7	—	136	648	155	10	956	932
—Government bonds	—	—	—	—	—	—	—	—
—Covered bonds and other	7	—	136	648	155	10	956	932
Total(1)	7	—	136	648	167	10	968	943

(1)
The Group also has a net derivative asset exposure to counterparties based in Spain at 31 December 2014 of €14 million (31 December 2013: €16 million).

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Available for sale financial assets As at 31 December 2014 Maturity profile	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m
Nominal value	35	50	171	266	338	10	870
Fair value	35	51	178	286	408	10	968
AFS reserve (before tax)	—	—	—	1	6	—	7

Available for sale financial assets As at 31 December 2013 Maturity profile	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m
Nominal value	8	—	133	623	157	11	932
Fair value	7	—	136	648	155	10	956
AFS reserve (before tax)	(1)	—	(1)	(25)	—	(25)	(52)

France

As at 31 December 2014, France's credit rating from Standard & Poor's was AA (31 December 2013: AA). The table below shows the Group's exposure to France by selected balance sheet line items:

	Carrying value							Nominal value
As at 31 December 2014	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m	Total €m
Other financial assets at fair value through profit or loss	—	—	—	6	31	443	480	384
—Government bonds	—	—	—	—	—	431	431	340
—Other	—	—	—	6	31	12	49	44
Loans and advances to banks	560	20	—	—	—	—	580	580
Available for sale financial assets	—	81	—	240	613	—	934	850
—Government bonds	—	—	—	—	446	—	446	400
—Senior bank debt and other	—	81	—	240	167	—	488	450
Total(1)	560	101	—	246	644	443	1,994	1,814

(1)
The Group also has a net derivative asset exposure to counterparties based in France at 31 December 2014 of €2 million (31 December 2013: €5 million).

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

	Carrying value							Nominal value
As at 31 December 2013	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m	Total €m
Other financial assets at fair
value through profit or loss	—	—	—	3	32	351	386	367
—Government bonds	—	—	—	—	—	333	333	315
—Other	—	—	—	3	32	18	53	52
Loans and advances to banks	960	20	—	—	—	—	980	980
Available for sale financial assets	65	51	84	243	204	—	647	614
—Government bonds	—	—	—	—	—	—	—	—
—Senior bank debt and other	65	51	84	243	204	—	647	614
Total(1)	1,025	71	84	246	236	351	2,013	1,961

(1)
The Group also has a net derivative asset exposure to counterparties based in France at 31 December 2014 of €2 million (31 December 2013: €5 million).

Available for sale financial assets As at 31 December 2014 Maturity profile	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m
Nominal value	—	81	—	218	551	—	850
Fair value	—	81	—	240	613	—	934
AFS reserve (before tax)	—	—	—	2	7	—	9

Available for sale financial assets As at 31 December 2013 Maturity profile	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m
Nominal value	65	50	80	224	195	—	614
Fair value	65	51	84	243	204	—	647
AFS reserve (before tax)	—	—	—	—	—	(1)	(1)

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Supplementary asset quality and forbearance disclosures

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

The tables below (except where denoted unaudited) in the Supplementary asset quality and forbearance disclosures on pages 367 to 416 form an integral part of the audited financial statements as described in the Basis of preparation on page 209. All other information in the Supplementary asset quality and forbearance disclosures is additional information and does not form part of the audited financial statements

Group forbearance disclosures

Impairment charges / (reversals) on forborne loans and advances to customers

The total impairment charge on loans and advances to customers for the year ended 31 December 2014 was €542 million (see page 94 in the Credit risk disclosures). Of this, the impairment reversal (net) on forborne loans amounted to €66 million as set out in the table below:

TABLE: 1 31 December 2014 Impairment charges / (reversals) on forborne loan and advances Composition	Specific charge individually and collectively assessed €m	Incurred but not reported €m	Total impairment charge on forborne loans €m
Residential mortgages	(15)	(46)	(61)
—Retail Ireland	(15)	(44)	(59)
—Retail UK	—	(2)	(2)
Non-property SME and corporate	—	(6)	(6)
—Republic of Ireland SME	—	(6)	(6)
—UK SME	—	(2)	(2)
—Corporate	—	2	2
Property and construction	—	(1)	(1)
—Investment	—	2	2
—Land and development	—	(3)	(3)
Consumer	—	2	2

Total Impairment charge / (reversal) on forborne loans	(15)	(51)	(66)

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

31 December 2013 Impairment charge on forborne loan and advances Composition	Specific charge individually and collectively assessed €m	Incurred but not reported €m	Total impairment charge on forborne loans €m
Residential mortgages	29	83	112
—Retail Ireland	29	82	111
—Retail UK	—	1	1
Non-property SME and corporate	—	(1)	(1)
—Republic of Ireland SME	—	2	2
—UK SME	—	(2)	(2)
—Corporate	—	(1)	(1)
Property and construction	—	3	3
—Investment	—	2	2
—Land and development	—	1	1
Consumer	—	(2)	(2)

Total Impairment charge on forborne loans	29	83	112

Impairment charge on forborne loans and advances

The impairment reversal (net) recognised on Retail Ireland forborne mortgage loans reflects the considerations as set out on page 94, which resulted in an overall impairment reversal on both the forborne and non-forborne Retail Ireland mortgage portfolios in 2014. The impairment reversal of €2 million on Retail UK forborne mortgage loans reflects the stable performance of the UK mortgage loan book.

In the non-mortgage book, where a specific provision is required the exposure is reported as 'impaired' and is not reported as 'forborne'; hence, only IBNR provisions are held against non-mortgage loans that are reported as forborne. The IBNR reversal of €5 million on forborne non-mortgage loans in the year reflects the reduction in the volume of non-mortgage forborne loans assessed for IBNR provisions.

Impairment provisions on forborne loans and advances to customers

The total impairment provisions on loans and advances to customers for the year ended 31 December 2014 were €7,423 million (31 December 2013: €8,241 million) (see page 106 in the asset quality disclosures).

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Of this, the impairment provisions on forborne loans amounted to €591 million (31 December 2013: €521 million) as set out in the tables below:

TABLE: 2 31 December 2014 Impairment provision on forborne loan and advances Composition	Specific provisions individually and collectively assessed €m	Incurred but not reported €m	Total impairment provision on forborne loans €m
Residential mortgages	205	231	436
—Retail Ireland	204	229	433
—Retail UK	1	2	3
Non-property SME and corporate	—	54	54
—Republic of Ireland	—	28	28
—UK SME	—	12	12
—Corporate	—	14	14
Property and construction	—	97	97
—Investment	—	90	90
—Land and development	—	7	7
Consumer	—	4	4

Total impairment provision on forborne loans	205	386	591

31 December 2013 Impairment provision on forborne loan and advances Composition	Specific provisions individually and collectively assessed €m	Incurred but not reported €m	Total impairment provision on forborne loans €m
Residential mortgages	182	181	363
—Retail Ireland	181	177	358
—Retail UK	1	4	5
Non-property SME and corporate	—	61	61
—Republic of Ireland	—	34	34
—UK SME	—	13	13
—Corporate	—	14	14
Property and construction	—	95	95
—Investment	—	85	85
—Land and development	—	10	10
Consumer	—	2	2

Total impairment provision on forborne loans	182	339	521

Impairment provision on forborne loans

Specific and Incurred but not reported (IBNR) provisions held against forborne Retail Ireland mortgage loans increased during 2014, primarily due to an increase in the number of customers with forbearance arrangements in place. This increase arose in both the 'neither past due nor impaired' and 'impaired'

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

forborne mortgage loan categories in 2014. Provisions held against forborne Retail UK mortgage loans were €3 million, reflecting the stable performance of the UK mortgage loan book.

In the non-mortgage book, where a specific provision is required the exposure is reported as impaired and is not reported as forborne; hence, only IBNR provisions are held against non-mortgage loans that are reported as forborne. IBNR provisions on non-mortgage forborne loans were largely unchanged at 31 December 2014 compared to 31 December 2013.

Risk profile of forborne loans and advances to customers

The Group's total risk profile of loans and advances to customers at 31 December 2014 of €89.5 billion is available on page 103 in the asset quality disclosures. Exposures are before provisions for impairment.

The tables below provide an analysis of loans that are 'neither past due nor impaired', 'past due but not impaired' and 'impaired' by asset classification over the following categories: 'non-forborne' and 'forborne'. In the non-mortgage book, where a specific provision is required the exposure is reported as impaired and is not reported as forborne; hence, only IBNR provisions are held against non-mortgage loans that are reported as forborne.

TABLE: 3 31 December 2014 Risk profile of loans and advances to customers (before impairment provisions)	Residential mortgages €m	Non-property SME and corporate €m	Property and construction €m	Consumer €m	Total loans and advances to customers €m	Total loans and advances to customers %
Non-forborne loans and advances to customers
High quality	43,344	4,263	1,662	2,428	51,697	65%
Satisfactory quality	—	8,481	1,547	130	10,158	13%
Acceptable quality	—	1,487	447	12	1,946	2%
Lower quality but neither past due or impaired	—	323	190	—	513	1%

Neither past due nor impaired	43,344	14,554	3,846	2,570	64,314	81%

Past due but not impaired	2,046	109	204	82	2,441	3%
Impaired	2,230	3,157	6,776	189	12,352	16%

Total non-forborne loans and advances to customers	47,620	17,820	10,826	2,841	79,107	100%

Forborne loans and advances to customers
High quality	—	36	115	1	152	2%
Satisfactory quality	994	398	648	80	2,120	20%
Acceptable quality	914	811	1,625	19	3,369	32%
Lower quality but neither past due or impaired	363	1,075	1,575	—	3,013	29%

Neither past due nor impaired	2,271	2,320	3,963	100	8,654	83%

Past due but not impaired	538	50	132	13	733	7%
Impaired	554	194	298	—	1,046	10%

Total forborne loans and advances to customers	3,363	2,564	4,393	113	10,433	100%

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

31 December 2013 Risk profile of loans and advances to customers (before impairment provisions)	Residential mortgages €m	Non-property SME and corporate €m	Property and construction €m	Consumer €m	Total loans and advances to customers €m	Total loans and advances to customers %
Non-forborne loans and advances to customers
High quality	43,625	3,852	909	2,002	50,388	61%
Satisfactory quality	—	8,312	1,849	319	10,480	13%
Acceptable quality	—	1,985	376	13	2,374	3%
Lower quality but neither past due or impaired	—	413	610	—	1,023	1%

Neither past due nor impaired	43,625	14,562	3,744	2,334	64,265	78%

Past due but not impaired	2,619	156	160	87	3,022	4%
Impaired	2,597	3,621	8,008	236	14,462	18%

Total non-forborne loans and advances to customers	48,841	18,339	11,912	2,657	81,749	100%

Forborne loans and advances to customers
High quality	—	34	37	1	72	1%
Satisfactory quality	659	373	956	135	2,123	19%
Acceptable quality	769	1,070	2,021	10	3,870	35%
Lower quality but neither past due or impaired	258	1,292	1,040	—	2,590	24%

Neither past due nor impaired	1,686	2,769	4,054	146	8,655	79%

Past due but not impaired	669	87	253	19	1,028	9%
Impaired	450	290	583	—	1,323	12%

Total forborne loans and advances to customers	2,805	3,146	4,890	165	11,006	100%

Forborne loans and advances to customers classified as 'neither past due nor impaired' amounted to €8.7 billion at 31 December 2014 compared to €8.7 billion at 31 December 2013.

Forborne loans and advances to customers classified as 'past due but not impaired' amounted to €0.7 billion at 31 December 2014 compared to €1.0 billion at 31 December 2013.

Forborne 'impaired' loans decreased to €1.0 billion at 31 December 2014 compared to €1.3 billion at 31 December 2013, consistent with the overall reduction in 'impaired' loans particularly in the Non-property SME and corporate and Property and construction portfolios.

Forborne 'impaired' Residential mortgage loans increased to €0.6 billion at 31 December 2014 compared to €0.5 billion at 31 December 2013 reflecting the ongoing restructure of customer mortgages on a sustainable basis in the Retail Ireland mortgage portfolio.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Past due and/or impaired

The Group's total risk profile of loans and advances to customers—past due and/or impaired at 31 December 2014 of €16.6 billion is available on page 104 in the asset quality disclosures. Exposures are before provisions for impairment.

The tables below provide an aged analysis of loans 'past due and/or impaired' by asset classification over the following categories: 'non-forborne' and 'forborne'. Amounts arising from operational and/or timing issues that are outside the control of customers are generally excluded. In the non-mortgage book, where a specific provision is required the exposure is reported as impaired and is not reported as forborne; hence, only IBNR provisions are held against non-mortgage loans that are reported as forborne.

TABLE: 4 31 December 2014 Risk profile of loans and advances to customers —past due and/or impaired	Residential mortgages €m	Non- property SME and corporate €m	Property and construction €m	Consumer €m	Total €m
Non-forborne loans and advances to customers
Past due up to 30 days	514	70	25	50	659
Past due 31–60 days	649	22	160	22	853
Past due 61–90 days	225	17	19	10	271

	1,388	109	204	82	1,783

Past due greater than 90 days but not impaired	658	—	—	—	658
Impaired	2,230	3,157	6,776	189	12,352

Defaulted loans	2,888	3,157	6,776	189	13,010

Total non-forborne loans and advances to customers
—past due and/or impaired	4,276	3,266	6,980	271	14,793

Forborne loans and advances to customers
Past due up to 30 days	129	23	36	5	193
Past due 31–60 days	79	15	82	6	182
Past due 61–90 days	46	12	14	2	74

	254	50	132	13	449

Past due greater than 90 days but not impaired	284	—	—	—	284
Impaired	554	194	298	—	1,046

Defaulted loans	838	194	298	—	1,330

Total forborne loans and advances to customers
—past due and/or impaired(1)	1,092	244	430	13	1,779

(1)
The 'past due' classification includes both accounts which were classified as 'past due' prior to the forbearance measure being put in place and also those loans which have moved to 'past due' loans during the year. The 'past due' classification does not indicate that the terms of the forbearance measure are not being met.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

The Group's total loans and advances to customers—past due and/or impaired of €19.8 billion at 31 December 2013 are analysed below using the following categories: 'non-forborne' and 'forborne'. Exposures are before provisions for impairment.

31 December 2013 Risk profile of loans and advances to customers— past due and/or impaired	Residential mortgages €m	Non- property SME and corporate €m	Property and construction €m	Consumer €m	Total €m
Non-forborne loans and advances to customers
Past due up to 30 days	557	118	58	53	786
Past due 31–60 days	780	13	75	24	892
Past due 61–90 days	307	25	27	10	369

	1,644	156	160	87	2,047

Past due greater than 90 days but not impaired	975	—	—	—	975
Impaired	2,597	3,621	8,008	236	14,462

Defaulted loans	3,572	3,621	8,008	236	15,437

Total non-forborne loans and advances to customers
—past due and/or impaired	5,216	3,777	8,168	323	17,484

Forborne loans and advances to customers
Past due up to 30 days	127	51	96	6	280
Past due 31–60 days	107	23	96	9	235
Past due 61–90 days	70	13	61	4	148

	304	87	253	19	663

Past due greater than 90 days but not impaired	365	—	—	—	365
Impaired	450	290	583	—	1,323

Defaulted loans	815	290	583	—	1,688

Total forborne loans and advances to customers
—past due and/or impaired	1,119	377	836	19	2,351

Forborne loans and advances to customers classified as 'past due and/or impaired' amounted to €1.8 billion or 17% of the Group's forborne loan book at 31 December 2014 compared to €2.4 billion or 21% at 31 December 2013.

Forborne Residential mortgages classified as 'past due and/or impaired' remained unchanged at €1.1 billion.

Forborne Property and construction loans classified as 'past due and/or impaired' decreased by €0.4 billion from €0.8 billion at 31 December 2013 to €0.4 billion at 31 December 2014, consistent with the overall reduction in 'past due and/or impaired' Property and construction loans.

Forborne Non-property SME and corporate loans classified as 'past due and / or impaired' decreased by €0.2 billion from €0.4 billion at 31 December 2013 to €0.2 billion at 31 December 2014.

Forborne Consumer loans that are 'past due and/or impaired' are not significant in a Group context at €13 million at 31 December 2014 (31 December 2013: €19 million).

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Retail Ireland mortgages

The following disclosures refer to the Retail Ireland mortgage loan book and provide additional detail and analysis on the composition and quality of this loan book.

The Group has an established infrastructure for the origination, underwriting and management of its mortgage portfolio. The processes of underwriting through to account management are centralised and no delegated discretions are in operation outside the centralised units. The mortgage process is a comprehensively documented process with documentary evidence of key borrower information including independent valuations of relevant security property.

Retail Ireland mortgage origination lending policy and guidelines are subject to annual governance. Each applicant is primarily assessed based on their ability and capacity to repay the loan while the creditworthiness of the applicant, value of the property and the individual circumstances of the applicant are key factors in the underwriting decision.

At 31 December 2014, lending criteria for the Retail Ireland mortgage portfolio include:

•
repayment capacity of the borrower;

•
loan to value (LTV) limits;

•
mortgage term duration; and

•
loan specific terms and conditions.

Book composition

Loan volumes

TABLE: 1 Retail Ireland mortgages—Volumes (before impairment provisions)	31 December 2014 €m	31 December 2013 €m
Owner occupied mortgages	19,943	20,437
Buy to let mortgages	5,645	6,263

Total Retail Ireland mortgages	25,588	26,700

Retail Ireland mortgages were €25.6 billion at 31 December 2014 compared to €26.7 billion at 31 December 2013, a decrease of €1.1 billion or 4.2%. The movement in the book size reflects a combination of factors including principal repayments, resolution activity, the disposal of a portfolio of performing mortgage assets in line with the Group's EU Restructuring Plan (see note 61) and new mortgage lending.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

The proportion of the Retail Ireland mortgage portfolio on a 'principal and interest'(1) repayment basis at 31 December 2014 was 89% (31 December 2013: 86%) with the balance of 11% on an 'interest only'(2) repayment basis (31 December 2013: 14%). Of the Owner occupied mortgages of €19.9 billion, 94% were on a 'principal and interest' repayment basis (31 December 2013: 93%), while 70% of the Buy to let mortgages of €5.6 billion were on a 'principal and interest' repayment basis (31 December 2013: 65%). It is the Group's policy to revert all loans to a 'principal and interest' basis on expiry of the 'interest only' period.

(1)
'Principal and interest' repayment basis mortgages consist of mortgages that are contracted to be repaid over the agreed term on an amortising basis. The typical term at origination for these mortgages was between 20 and 30 years.

(2)
'Interest only' mortgages typically consist of mortgages where the repayment consists of the full interest element (or greater) for an agreed period at the end of which the mortgage repayment basis becomes 'principal and interest' contracted to be repaid over the agreed term. 'Interest only' periods on Retail Ireland mortgages typically range between 3 and 5 years.

Origination profile

	Total Retail Ireland mortgage loan book		Defaulted loans
TABLE: 2 31 December 2014 Origination(1) of Retail Ireland mortgage loan book (before impairment provisions)	Balance €m	Number of accounts(2)	Balance €m	Number of accounts(2)
2000 and before	492	16,613	47	1,006
2001	349	6,147	30	381
2002	648	8,787	73	599
2003	1,140	12,397	155	1,007
2004	1,956	16,863	262	1,492
2005	3,146	22,296	432	2,055
2006	4,686	27,495	878	3,350
2007	4,081	22,538	813	2,865
2008	2,817	16,505	409	1,516
2009	1,495	10,417	91	516
2010	1,084	7,215	21	119
2011	942	6,317	7	40
2012	827	5,583	1	12
2013	779	4,948	—	2
2014	1,146	6,781	—	—

Total	25,588	190,902	3,219	14,960

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

	Total Retail Ireland mortgage loan book		Defaulted loans
31 December 2013 Origination(1) of Retail Ireland mortgage loan book (before impairment provisions)	Balance €m	Number of accounts(2)	Balance €m	Number of accounts(2)
2000 and before	605	19,295	64	1,240
2001	402	6,657	39	492
2002	748	9,590	91	770
2003	1,283	13,320	189	1,295
2004	2,163	18,129	315	1,831
2005	3,427	23,344	528	2,618
2006	5,067	28,479	1,036	4,107
2007	4,404	23,258	917	3,347
2008	3,029	17,005	481	1,848
2009	1,648	11,227	108	586
2010	1,176	7,609	22	123
2011	978	6,750	5	33
2012	920	6,034	1	9
2013	850	5,151	—	1

Total	26,700	195,848	3,796	18,300

(1)
The lending originated in each year is net of related redemptions. For phased drawdown, the year of the initial drawdown is classified as the year of origination.

(2)
The number of accounts does not equate to either the number of customers or the number of properties.

The tables above illustrate that at 31 December 2014, €7.7 billion or 30% of the Retail Ireland mortgage loan book originated before 2006, €11.6 billion or 45% between 2006 and 2008 and €6.3 billion or 25% in the years since 2008.

At 31 December 2014, total defaulted loans were €3.2 billion (31 December 2013: €3.8 billion) or 13% of the Retail Ireland mortgage loan book, of which €2.1 billion originated between 2006 and 2008. There has been a significant decrease in total defaulted loans in the year ended 31 December 2014 reflecting the effectiveness of the Group's operating infrastructure, restructure of customer mortgages on a sustainable basis and mortgage resolution activity supported by improving economic conditions.

At 31 December 2014, impairment provisions were €1.5 billion equating to 46% of defaulted balances on the Retail Ireland mortgage book.

Risk profile

	Owner occupied
			Buy to let		Total
TABLE: 3a 31 December 2014 Risk profile of Retail Ireland mortgage loan book (before impairment provisions)
	€m	%	€m	%	€m	%
Neither past due nor impaired	17,800	89%	3,943	70%	21,743	85%
1-90 days past due but not impaired	458	2%	168	3%	626	2%
Defaulted loans	1,685	9%	1,534	27%	3,219	13%

Total	19,943	100%	5,645	100%	25,588	100%

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

	Owner occupied		Buy to let		Total
31 December 2013 Risk profile of Retail Ireland mortgage loan book (before impairment provisions)
	€m	%	€m	%	€m	%
Neither past due nor impaired	17,822	87%	4,252	68%	22,074	83%
1-90 days past due but not impaired	564	3%	266	4%	830	3%
Defaulted loans	2,051	10%	1,745	28%	3,796	14%

Total	20,437	100%	6,263	100%	26,700	100%

The tables above illustrate that €21.7 billion or 85% of the total Retail Ireland mortgage loan book at 31 December 2014 was classified as 'neither past due nor impaired' compared to €22.1 billion or 83% at 31 December 2013.

The '1-90 days past due but not impaired' category amounted to €0.6 billion or 2% of the total Retail Ireland mortgage loan book at 31 December 2014 compared to €0.8 billion or 3% at 31 December 2013.

The 'defaulted' category amounted to €3.2 billion or 13% of the total Retail Ireland mortgage loan book at 31 December 2014 compared to €3.8 billion or 14% at 31 December 2013.

Total defaulted mortgages reduced significantly by €0.6 billion or 15% to €3.2 billion at 31 December 2014 reflecting the effectiveness of the Group's operating infrastructure, restructure of customer mortgages on a sustainable basis and mortgage resolution activity supported by improving economic conditions.

There has been a reduction in Owner occupied defaulted loans in the year ended 31 December 2014, decreasing to €1.7 billion at 31 December 2014 from €2.1 billion at 31 December 2013. This reduction further reflects the ongoing progress the Group is making in effecting its mortgage arrears resolution strategies.

This progress is further evident in the reduction of defaulted Buy to let mortgages, decreasing to €1.5 billion at 31 December 2014 from €1.7 billion at 31 December 2013. This reduction reflects the significant progress made by the Group in the ongoing restructure of customer mortgages on a sustainable basis, resolution activity and the disposal of a portfolio of distressed assets by fixed charge receivers, supported by improved rental market conditions, particularly evident in primary urban areas.

The Retail Ireland Buy to let mortgage loan portfolio reduced by €618 million or 9.9% in 2014 and the percentage of the Buy to let portfolio on a 'principal and interest' repayment basis increased from 65% at 31 December 2013 to 70% at 31 December 2014.

Arrears profile

TABLE: 3b (unaudited) Mortgage arrears—Defaulted loans (number of accounts)	31 December 2014%	30 June 2014%	31 December 2013%
Retail Ireland Owner occupied mortgages	6.1%	7.0%	7.4%
Industry(1) Owner occupied (Number of accounts)	Not available	13.3%	14.1%
Retail Ireland Buy to let mortgages	16.2%	18.5%	18.2%
Industry(1) Buy to let (Number of accounts)	Not available	23.8%	22.6%

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Mortgage arrears—Defaulted loans (value)	31 December 2014%	30 June 2014%	31 December 2013%
Retail Ireland Owner occupied mortgages	8.5%	9.5%	10.1%
Industry(1) Owner occupied (value)	Not available	18.3%	18.7%
Retail Ireland Buy to let mortgages	27.2%	29.4%	27.7%
Industry(1) Buy to let (value)	Not available	32.0%	30.4%

The latest information published by the Central Bank of Ireland is for the quarter ended 30 September 2014. This information indicates that the proportion (by number of accounts) of the Retail Ireland mortgage book in default arrears (greater than 90 days past due) consistently remains significantly below the industry average for both Owner occupied (less than 50% of industry average) and Buy to let (67% of industry average) mortgages. At 30 September 2014, 6.63% and 18.15% of Bank of Ireland's Retail Ireland Owner occupied and Buy to let mortgages respectively (by number of accounts) were greater than '90 days past due and/or impaired' compared to 12.54%(1) and 23.91%(1) respectively for the industry.

(1)
Industry source: CBI Mortgage Arrears Statistics Report—adjusted to exclude Bank of Ireland. Industry statistics do not include impaired loans less than or equal to 90 days past due (all quoted Bank of Ireland statistics include impaired loans less than or equal to 90 days past due).

Loan to value profiles—total loans

	Owner occupied
			Buy to let		Total
TABLE: 3c 31 December 2014 Loan to value (LTV) ratio of total Retail Ireland mortgages
	€m	%	€m	%	€m	%
Less than 50%	3,749	19%	633	11%	4,382	17%
51% to 70%	3,958	20%	634	11%	4,592	18%
71% to 80%	2,392	12%	420	7%	2,812	11%
81% to 90%	2,489	12%	734	13%	3,223	13%
91% to 100%	1,797	9%	599	11%	2,396	9%

Subtotal	14,385	72%	3,020	53%	17,405	68%
101% to 120%	2,923	15%	1,323	23%	4,246	17%
121% to 150%	2,310	12%	933	17%	3,243	13%
151% to 180%	222	1%	158	3%	380	1%
Greater than 181%	103	—	211	4%	314	1%

Subtotal	5,558	28%	2,625	47%	8,183	32%

Total	19,943	100%	5,645	100%	25,588	100%

Weighted average LTV(1):
Stock of Retail Ireland mortgages at year end		80%		98%		84%
New Retail Ireland mortgages during the year		70%		50%		69%

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

	Owner occupied
			Buy to let		Total
31 December 2013 Loan to value (LTV) ratio of total Retail Ireland mortgages
	€m	%	€m	%	€m	%
Less than 50%	2,901	14%	462	7%	3,363	13%
51% to 70%	2,823	14%	486	8%	3,309	12%
71% to 80%	1,909	9%	325	5%	2,234	8%
81% to 90%	2,049	10%	565	9%	2,614	10%
91% to 100%	1,800	9%	443	7%	2,243	9%

Subtotal	11,482	56%	2,281	36%	13,763	52%
101% to 120%	3,411	17%	1,095	18%	4,506	17%
121% to 150%	3,619	18%	1,848	30%	5,467	20%
151% to 180%	1,593	8%	714	11%	2,307	9%
Greater than 181%	332	1%	325	5%	657	2%

Subtotal	8,955	44%	3,982	64%	12,937	48%

Total	20,437	100%	6,263	100%	26,700	100%

Weighted average LTV(1):
Stock of Retail Ireland mortgages at year end		94%		115%		99%
New Retail Ireland mortgages during the year		70%		53%		70%

(1)
Weighted Average LTVs are calculated at a property level and reflect the average property value in proportion to the outstanding mortgage.

The tables on the previous page set out the weighted average indexed LTV for the total Retail Ireland mortgage loan book which showed positive movements during 2014 and was, on average, 84% at 31 December 2014, 80% for Owner occupied mortgages and 98% for Buy to let mortgages. The weighted average indexed LTV for new Residential mortgages written during 2014 was 69%, being 70% for Owner occupied mortgages and 50% for Buy to let mortgages.

Point in time property values are determined by reference to the original or latest property valuations held, indexed to the Residential Property Price Index published by the Central Statistics Office (CSO). The indexed LTV profile of the Retail Ireland mortgage loan book contained in table 3c is based on the CSO Residential Property Price Index, at the applicable reporting date.

The CSO index for December 2014 reported that average national residential property prices were 38% below peak (31 December 2013: 46% below peak), with Dublin residential prices and outside of Dublin residential prices 38% and 41% below peak respectively (31 December 2013: 49% and 47% below peak respectively). In the year to December 2014, residential property prices at a national level, increased by 16.3%.

At 31 December 2014, €17.4 billion or 68% of Retail Ireland mortgages were classified as being in positive equity, 72% for Owner occupied mortgages and 53% for Buy to let mortgages.

At 31 December 2014, the total calculated negative equity in the Retail Ireland mortgage loan book was €1.4 billion (31 December 2013: €3.0 billion). The majority of Retail Ireland mortgage borrowers in negative equity continue to meet their mortgage repayments with €0.9 billion negative equity related to loans that were 'neither past due nor impaired' at 31 December 2014.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Loan to value profiles—defaulted loans

	Owner occupied
			Buy to let		Total
TABLE: 3d 31 December 2014 Loan to value (LTV) ratio of total Retail Ireland mortgages—defaulted loans
	€m	%	€m	%	€m	%
Less than 50%	127	7%	49	3%	176	6%
51% to 70%	163	10%	63	4%	226	7%
71% to 80%	116	7%	74	5%	190	6%
81% to 90%	137	8%	164	11%	301	9%
91% to 100%	152	9%	134	9%	286	9%

Subtotal	695	41%	484	32%	1,179	37%
101% to 120%	341	20%	397	26%	738	23%
121% to 150%	458	27%	448	29%	906	28%
151% to 180%	151	9%	79	5%	230	7%
Greater than 181%	40	3%	126	8%	166	5%

Subtotal	990	59%	1,050	68%	2,040	63%

Total	1,685	100%	1,534	100%	3,219	100%

	Owner occupied
			Buy to let		Total
31 December 2013 Loan to value (LTV) ratio of total Retail Ireland mortgages—defaulted loans
	€m	%	€m	%	€m	%
Less than 50%	117	6%	43	2%	160	4%
51% to 70%	145	7%	48	3%	193	5%
71% to 80%	101	5%	39	2%	140	4%
81% to 90%	116	6%	102	6%	218	6%
91% to 100%	153	7%	81	5%	234	6%

Subtotal	632	31%	313	18%	945	25%
101% to 120%	330	16%	245	14%	575	15%
121% to 150%	548	27%	647	37%	1,195	32%
151% to 180%	420	20%	358	21%	778	20%
Greater than 181%	121	6%	182	10%	303	8%

Subtotal	1,419	69%	1,432	82%	2,851	75%

Total	2,051	100%	1,745	100%	3,796	100%

The tables above illustrate the indexed loan to value ratios at the applicable reporting dates for defaulted Retail Ireland mortgages. The ratios reflect the application of the CSO index at the applicable reporting date to the portfolio.

Of the defaulted Retail Ireland mortgages €1.2 billion or 37% are in positive equity (31 December 2013: €0.9 billion or 25%) while €2.0 billion or 63% are in negative equity at 31 December 2014 (31 December 2013: €2.9 billion or 75%).

For the defaulted category, 41% of the Owner occupied Retail Ireland mortgages (31 December 2013: 31%) and 32% of the Buy to let Retail Ireland mortgages (31 December 2013: 18%) were classified as being in positive equity at 31 December 2014.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Asset quality

Composition and impairment

	Total					Of which
TABLE: 4 31 December 2014 Retail Ireland mortgages	Retail Ireland mortgages €m	Defaulted loans €m	Defaulted loans as % of advances %	Impairment provisions €m	Impairment provisions as % of defaulted loans %	Forborne Retail Ireland mortgages €m	Defaulted(1) forborne loans €m	Impairment provisions forborne Retail Ireland mortgages €m	Impairment provisions forborne Retail Ireland mortgages as % of defaulted forborne Retail Ireland mortgages %
Owner occupied mortgages	19,943	1,685	8.4%	672	40%	2,093	488	248	51%
Buy to let mortgages	5,645	1,534	27.2%	814	53%	1,002	326	185	57%

Total Retail Ireland	25,588	3,219	12.6%	1,486	46%	3,095	814	433	53%

(1)
The 'defaulted loans' classification includes both accounts which were classified as 'defaulted loans' prior to the forbearance measure being put in place and also those loans which have moved from 'non-defaulted' loans during the year. The 'defaulted loans' classification does not indicate that the terms of the forbearance measure are not being met.

	Total					Of which
31 December 2013 Retail Ireland mortgages	Retail Ireland mortgages €m	Defaulted loans €m	Defaulted loans as % of advances %	Impairment provisions €m	Impairment provisions as % of defaulted loans %	Forborne Retail Ireland mortgages €m	Defaulted(1) forborne loans €m	Impairment provisions forborne Retail Ireland mortgages €m	Impairment provisions forborne Retail Ireland mortgages as % of defaulted forborne Retail Ireland mortgages %
Owner occupied mortgages	20,437	2,051	10.0%	869	42%	1,869	578	243	42%
Buy to let mortgages	6,263	1,745	27.9%	994	57%	657	207	115	56%

Total Retail Ireland	26,700	3,796	14.2%	1,863	49%	2,526	785	358	46%

(1)
The 'defaulted loans' classification includes both accounts which were classified as 'defaulted loans' prior to the forbearance measure being put in place and also those loans which have moved from 'non-defaulted' loans during the year. The 'defaulted loans' classification does not indicate that the terms of the forbearance measure are not being met.

Defaulted Retail Ireland mortgages at 31 December 2014 were €3.2 billion or 12.6% of advances compared to €3.8 billion or 14.2% of advances at 31 December 2013.

Total defaulted mortgages reduced significantly by €0.6 billion or 15% to €3.2 billion at 31 December 2014 reflecting the effectiveness of the Group's operating infrastructure, restructure of customer mortgages on a sustainable basis, mortgage resolution activity and improving economic conditions.

There has been a reduction in Owner occupied defaulted loans in the year ended 31 December 2014, decreasing to €1.7 billion at 31 December 2014 from €2.1 billion at 31 December 2013. This reduction further reflects the ongoing progress the Group is making in effecting its mortgage arrears resolution strategies.

This progress is further evident in the reduction of defaulted Buy to let mortgages, decreasing to €1.5 billion at 31 December 2014 from €1.7 billion at 31 December 2013. This reduction reflects the

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

significant progress made by the Group in the ongoing restructure of customer mortgages on a sustainable basis, resolution activity and the disposal of a portfolio of distressed assets, supported by improved rental market conditions, particularly evident in primary urban areas.

Properties in possession

At 31 December 2014, the Group had possession of properties held as security as follows:

	31 December 2014		31 December 2013
TABLE: 5a Properties in possession Retail Ireland mortgages	Number of properties in possession at balance sheet date	Balance(1) outstanding before impairment provisions €m	Number of properties in possession at balance sheet date	Balance(1) outstanding before impairment provisions €m
Owner occupied	129	38	129	37
Buy to let	48	14	85	26

Total residential properties in possession	177	52	214	63

(1)
Gross balance outstanding before value of additional collateral held.

Disposals of properties in possession

	31 December 2014		31 December 2013
TABLE: 5b Disposals of properties in possession Retail Ireland mortgages	Number of disposals during the year	Balance(1) outstanding after impairment provisions €m	Number of disposals during the year	Balance(1) outstanding after impairment provisions €m
Owner occupied	144	18	86	10
Buy to let	104	12	63	11

Total disposals of properties in possession	248	30	149	21

(1)
Gross balance outstanding before value of additional collateral held.

During the year ended 31 December 2014, the Group disposed of 248 properties (year ended 31 December 2013: 149 properties were disposed).

The total contracted disposal proceeds were adequate to cover the balance outstanding after provisions and net of additional collateral held.

For the year ended 31 December 2014, the proceeds from disposals of Owner occupied properties were €18 million (year ended 31 December 2013: €10 million).

For the year ended 31 December 2014, the proceeds from disposals of Buy to let properties before value of additional collateral applied were €12 million (year ended 31 December 2013: €9 million).

In addition, a further 1,103 Buy to let properties were disposed of by fixed charge receivers during the year ended 31 December 2014 (year ended 31 December 2013: 166).

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

The Group has an established operating infrastructure in place to assess and, where appropriate, implement sustainable forbearance measures for customers. Forbearance requests are assessed on a case-by-case basis, taking due consideration of the individual circumstances and risk profile of the borrower to ensure, where possible, the most suitable and sustainable repayment arrangement is put in place.

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

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

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

The table below sets out Retail Ireland mortgages (before impairment provisions) forborne loan stock(1) subject to active forbearance measures at 31 December 2014.

	Non-defaulted loans		Defaulted loans(2)		All loans
TABLE: 6a 31 December 2014 Formal forbearance measures—Retail Ireland mortgages (before impairment provisions)	Balance €m	Number of accounts(3)	Balance €m	Number of accounts(3)	Balance €m	Number of accounts(3)
Owner occupied
Full interest	127	918	57	376	184	1,294
Reduced payment (greater than full interest)	271	2,325	192	966	463	3,291
Term extension	384	4,352	97	747	481	5,099
Capitalisation of arrears	300	2,079	49	264	349	2,343
Hybrids	502	3,591	82	447	584	4,038
Other	21	146	11	73	32	219

Total	1,605	13,411	488	2,873	2,093	16,284

Buy to let
Full interest	92	390	87	259	179	649
Reduced payment (greater than full interest)	109	726	124	422	233	1,148
Term extension	152	1,081	37	187	189	1,268
Capitalisation of arrears	68	348	25	86	93	434
Hybrids	255	1,109	53	178	308	1,287
Other	—	5	—	1	—	6

Total	676	3,659	326	1,133	1,002	4,792

Total
Full interest	219	1,308	144	635	363	1,943
Reduced payment (greater than full interest)	380	3,051	316	1,388	696	4,439
Term extension	536	5,433	134	934	670	6,367
Capitalisation of arrears	368	2,427	74	350	442	2,777
Hybrids	757	4,700	135	625	892	5,325
Other	21	151	11	74	32	225

Total	2,281	17,070	814	4,006	3,095	21,076

(1)
Comprises the stock position of forbearance measures (agreed since November 2008). Where a mortgage loan was granted a forbearance measure for a defined period of time and this measure has expired prior to or on 31 December 2014, this mortgage loan is not included in the stock of active forbearance measures.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

(2)
The 'defaulted loans' classification includes both accounts which were classified as 'defaulted loans' prior to the forbearance measure being put in place and also those loans which have moved from 'non-defaulted loans' during the period. The 'defaulted loans' classification does not indicate that the terms of the forbearance measure are not being met.

(3)
The number of accounts does not equate to either the number of customers or the number of properties.

	Non-defaulted loans		Defaulted loans(2)		All loans
31 December 2013 Formal forbearance measures—Retail Ireland mortgages (before impairment provisions)	Balance €m	Number of accounts(3)	Balance €m	Number of accounts(3)	Balance €m	Number of accounts(3)
Owner occupied
Full interest	205	1,452	116	785	321	2,237
Reduced payment (greater than full interest)	262	1,787	240	1,326	502	3,113
Term extension	351	3,923	96	835	447	4,758
Capitalisation of arrears	194	1,384	33	160	227	1,544
Hybrids	256	1,775	73	468	329	2,243
Other	23	126	20	114	43	240

Total	1,291	10,447	578	3,688	1,869	14,135

Buy to let
Full interest	97	438	62	267	159	705
Reduced payment (greater than full interest)	101	466	60	270	161	736
Term extension	132	917	29	180	161	1,097
Capitalisation of arrears	30	170	22	70	52	240
Hybrids	89	423	34	123	123	546
Other	1	4	—	3	1	7

Total	450	2,418	207	913	657	3,331

Total
Full interest	302	1,890	178	1,052	480	2,942
Reduced payment (greater than full interest)	363	2,253	300	1,596	663	3,849
Term extension	483	4,840	125	1,015	608	5,855
Capitalisation of arrears	224	1,554	55	230	279	1,784
Hybrids	345	2,198	107	591	452	2,789
Other	24	130	20	117	44	247

Total	1,741	12,865	785	4,601	2,526	17,466

(1)
Comprises the stock position of forbearance measures (agreed since November 2008). Where a mortgage loan was granted a forbearance measure for a defined period of time and this measure has expired prior to or on 31 December 2013, this mortgage loan is not included in the stock of active forbearance measures.

(2)
The 'defaulted loans' classification includes both accounts which were classified as 'defaulted loans' prior to the forbearance measure being put in place and also those loans which have moved from 'non-defaulted loans' during the period. The 'defaulted loans' classification does not indicate that the terms of the forbearance measure are not being met.

(3)
The number of accounts does not equate to either the number of customers or the number of properties.

The total number of accounts in forbearance has increased from 17,466 at 31 December 2013 to 21,076 accounts at 31 December 2014. The balances on accounts in forbearance have increased from €2.5 billion

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

at 31 December 2013 to €3.1 billion at 31 December 2014. This overall increase reflects the Group's progress in implementing restructure and resolution strategies.

For Owner occupied mortgages, 16,284 accounts or €2.1 billion are in forbearance at 31 December 2014 (31 December 2013: 14,135 accounts or €1.9 billion). For Buy to let mortgages, 4,792 accounts or €1.0 billion are in forbearance at 31 December 2014 (31 December 2013: 3,331 accounts or €0.7 billion).

At 31 December 2014, there were a further 1,042 existing arrears accounts not classified as forborne, whereby the borrower has met their contractual payment and made an additional payment towards their arrears balance (31 December 2013: 1,724 accounts).

In addition to the forbearance pertaining to Buy to let mortgages, the Group has a strategy to appoint fixed charge receivers. At 31 December 2014, there were 1,289 properties where a fixed charge receiver had been appointed or approved, compared to 1,385 properties at 31 December 2013.

Term extension is the largest forbearance category by number of accounts with 6,367 accounts at 31 December 2014 (31 December 2013: 5,855 accounts), followed by hybrid forbearance treatments with 5,325 accounts at 31 December 2014 (31 December 2013: 2,789 accounts).

A total of 1,070 accounts or €0.1 billion new term extensions were extended during the year. A further 501 accounts or €0.1 billion changed to term extension from another forbearance measure, while 789 accounts or €0.1 billion changed forbearance measure. A reduction of 270 accounts relates to redeemed accounts; a reduction of €44 million was due to those redeemed accounts and principal repayments made during the year.

Hybrids increased to 5,325 accounts or €0.9 billion at 31 December 2014 from 2,789 accounts or €0.5 billion at 31 December 2013. A total of 1,341 accounts or €0.3 billion new hybrid measures were put in place during the year, 1,608 accounts or €0.2 billion changed from another forbearance measure to hybrid, while 330 accounts or €0.1 billion changed to another forbearance measure. A reduction of 83 accounts relates to redeemed accounts; a reduction of €23 million was due to those redeemed accounts and principal repayments made during the year.

Reduced payment (greater than full interest with step up to full capital and interest) increased to 4,439 accounts or €0.7 billion at 31 December 2014, compared to 3,849 accounts or €0.7 billion at 31 December 2013. A total of 2,127 accounts or €0.4 billion of new reduced payment (greater than full interest with step up to full capital and interest) forbearance measures were extended during the year. A further 361 accounts or €0.1 billion changed their forbearance measure to reduced payment (greater than full interest with step up to full capital and interest), while 727 accounts or €0.1 billion changed to another forbearance measure. A total of 1,059 accounts or €0.2 billion exited during the year. A reduction of 112 accounts relates to redeemed accounts; a reduction of €49 million was due to those redeemed accounts and principal repayments made during the year.

At 31 December 2014, 1,943 accounts or €0.4 billion were subject to full interest forbearance compared to 2,942 accounts or €0.5 billion at 31 December 2013. A total of 1,073 accounts or €0.2 billion of new full interest forbearance measures were extended during the year, 77 accounts or €12 million changed to full interest, while 765 accounts or €0.1 billion changed from full interest to another forbearance measure. A total of 1,236 accounts or €0.2 billion exited forbearance during the year. A reduction of 148 accounts relates to redeemed accounts; a reduction of €18 million was due to those redeemed accounts and principal repayments made during the year.

Capitalisations of arrears increased to 2,777 accounts or €0.4 billion at 31 December 2014 from 1,784 accounts or €0.3 billion at 31 December 2013. A total of 931 accounts or €0.2 billion had capitalisation of

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

arrears applied during the year. A further 226 accounts or €47 million changed to capitalisation of arrears from another forbearance measure, while 127 accounts or €22 million changed to another forbearance measure. A reduction of 37 accounts relates to redeemed accounts; a reduction of €16 million was due to those redeemed accounts and principal repayments made during the year.

'Other' forbearance measures decreased to 225 accounts or €32 million at 31 December 2014 from 247 accounts or €44 million at 31 December 2013.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

The following table shows the movement in the stock of active forborne Retail Ireland mortgages (before impairment provisions) during the year ended 31 December 2014.

	Owner occupied		Buy to let		All loans
TABLE: 6b Reconciliation of forborne loan stock by non-default / default status—Retail Ireland mortgages (before impairment provisions)
	Balance €m	Number of accounts(1)	Balance €m	Number of accounts(1)	Balance €m	Number of accounts(1)
All
Opening balance at 1 January 2014	1,869	14,135	657	3,331	2,526	17,466
New forbearance extended	680	4,708	476	2,006	1,156	6,714
Exited forbearance
—Improved to or remained in non-default	(180)	(1,133)	(47)	(185)	(227)	(1,318)
—Improved / stabilised and remained in default	(68)	(426)	(18)	(72)	(86)	(498)
—Redemptions, principal repayments and other	(106)	(467)	(43)	(172)	(149)	(639)
—Disimproved to or within default	(102)	(533)	(23)	(116)	(125)	(649)
Transfers within forbearance between non-defaulted and defaulted loans	—	—	—	—	—	—

Closing balance at 31 December 2014	2,093	16,284	1,002	4,792	3,095	21,076

Non-defaulted loans
Opening balance at 1 January 2014	1,291	10,447	450	2,418	1,741	12,865
New forbearance extended	464	3,499	282	1,331	746	4,830
Exited forbearance
—Remained in non-default	(165)	(1,022)	(45)	(171)	(210)	(1,193)
—Redemptions, principal repayments and other	(86)	(350)	(33)	(123)	(119)	(473)
—Disimproved to default	(23)	(132)	(6)	(36)	(29)	(168)
Transfers within forbearance between non-defaulted and defaulted loans	124	969	28	240	152	1,209

Closing balance at 31 December 2014	1,605	13,411	676	3,659	2,281	17,070

Defaulted loans
Opening balance at 1 January 2014	578	3,688	207	913	785	4,601
New forbearance extended	216	1,209	194	675	410	1,884
Exited forbearance
—Improved to non-default	(15)	(111)	(2)	(14)	(17)	(125)
—Improved / stabilised and remained in default	(68)	(426)	(18)	(72)	(86)	(498)
—Redemptions, principal repayments and other	(20)	(117)	(10)	(49)	(30)	(166)
—Disimproved and remained in default	(79)	(401)	(17)	(80)	(96)	(481)
Transfers within forbearance between non-defaulted and defaulted loans	(124)	(969)	(28)	(240)	(152)	(1,209)

Closing balance at 31 December 2014	488	2,873	326	1,133	814	4,006

(1)
The number of accounts does not equate to either the number of customers or the number of properties.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

The table on the previous page details the movement in forborne accounts and balances between 1 January 2014 and 31 December 2014 and illustrates the following:

•
Those accounts for which new forbearance measures were put in place during the year;

•
Those accounts which exited forbearance measures during the year, either:

–
Improved to or remained in non-default;

–
Improved / stabilised and remained in default;

–
Redeemed (i.e. whereby the outstanding balance has been repaid in full) or balances reduced due to principal repayments (i.e. payments made to reduce the outstanding loan balance on accounts which were in the forbearance stock at 1 January 2014 and remained in forbearance stock at 31 December 2014);

–
Disimproved to or within default; and

•
Those accounts and balances which transferred between non-defaulted loans and defaulted loans but remained in forbearance.

The defaulted loan classification does not indicate that the terms of the forbearance measure have not been met. The 'non-default / default' status of accounts which exited forbearance during the year is determined at the date of exit.

A total of 21,076 accounts or €3.1 billion of account balances were in forbearance at 31 December 2014, compared to 17,466 accounts or €2.5 billion at 31 December 2013. Of these, 6,714 accounts or €1.2 billion new forbearance measures were put in place during the year ended 31 December 2014, of which 4,830 accounts or €0.7 billion were classified as 'non-defaulted loans' while 1,884 accounts or €0.4 billion were classified as 'defaulted loans'. Of those that exited forbearance during the year 1,318 accounts or €0.2 billion improved to or remained in non-default, 498 accounts or €0.1 billion remained in default with improved or stabilised arrears and 649 accounts or €0.1 billion disimproved arrears to or within default. A reduction in the forbearance stock of 639 accounts relates to redeemed accounts during the year; a reduction of €0.1 billion was due to those redeemed accounts and principal repayments made during the year.

For Owner occupied mortgages, 16,284 accounts or €2.1 billion of account balances were in forbearance at 31 December 2014 compared to 14,135 accounts or €1.9 billion at 31 December 2013. Of these, 4,708 accounts or €0.7 billion new forbearance were measures put in place during the year of which 3,499 accounts or €0.5 billion were classified as 'non-defaulted loans', while 1,209 accounts or €0.2 billion were classified as 'defaulted loans'. Of those that exited forbearance during the year 1,133 accounts or €0.2 billion improved to or remained in non-default, 426 accounts or €0.1 billion remained in default with improved or stabilised arrears and 533 accounts or €0.1 billion disimproved arrears to or within default. A reduction of 467 accounts relates to redeemed accounts during the year; a reduction of €0.1 billion was due to those redeemed accounts and principal repayments made during the year.

For Buy to let mortgages, 4,792 accounts or €1 billion of account balances were in forbearance at 31 December 2014 compared to 3,331 accounts or €0.7 billion at 31 December 2013. Of these, 2,006 accounts or €0.5 billion were new forbearance measures put in place during the year to date of which 1,331 accounts or €0.3 billion were classified as 'non-defaulted loans' while 675 accounts or €0.2 billion were classified as 'defaulted loans'. Of those that exited forbearance during the year 185 accounts or €47 million improved to or remained in non-default, 72 accounts or €18 million remained in default with improved or stabilised arrears and 116 accounts or €23 million disimproved arrears to or within default. A reduction of

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

172 accounts relates to redeemed accounts during the year; a reduction of €43 million was due to those redeemed accounts and principal repayments made during the year.

Mortgage Arrears

The Group has invested in its Mortgage Arrears Resolution Strategy (MARS), its infrastructure and continues to implement restructuring and resolution options for customers. The increased level of forbearance treatments reflects the ongoing effectiveness of the Group's MARS strategy in supporting customers encountering mortgage difficulties.

The Group's defined Mortgage Arrears Resolution Strategy relating to both Owner occupied and Buy to let mortgages, seeks to maximise recoveries arising from non-repayment of customer mortgages while ensuring that customers are treated with respect through the arrears management and resolution process.

Loan to value profiles—forborne loans

	Owner occupied
			Buy to let		Total
TABLE: 7a 31 December 2014 Loan to value (LTV) ratio of forborne Retail Ireland mortgages
	€m	%	€m	%	€m	%
Less than 50%	286	14%	69	7%	355	12%
51% to 70%	309	15%	80	8%	389	13%
71% to 80%	188	9%	75	7%	263	8%
81% to 90%	218	10%	151	15%	369	12%
91% to 100%	213	10%	109	11%	322	10%

Subtotal	1,214	58%	484	48%	1,698	55%
101% to 120%	423	20%	262	26%	685	22%
121% to 150%	378	18%	203	20%	581	19%
151% to 180%	68	3%	26	3%	94	3%
Greater than 181%	10	1%	27	3%	37	1%

Subtotal	879	42%	518	52%	1,397	45%

Total	2,093	100%	1,002	100%	3,095	100%

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

	Owner occupied
			Buy to let		Total
31 December 2013 Loan to value (LTV) ratio of forborne Retail Ireland mortgages
	€m	%	€m	%	€m	%
Less than 50%	199	11%	37	6%	236	9%
51% to 70%	199	11%	44	7%	243	10%
71% to 80%	130	7%	30	4%	160	6%
81% to 90%	145	7%	71	11%	216	9%
91% to 100%	152	8%	59	9%	211	8%

Subtotal	825	44%	241	37%	1,066	42%
101% to 120%	346	19%	129	20%	475	19%
121% to 150%	427	23%	192	29%	619	25%
151% to 180%	230	12%	54	8%	284	11%
Greater than 181%	41	2%	41	6%	82	3%

Subtotal	1,044	56%	416	63%	1,460	58%

Total	1,869	100%	657	100%	2,526	100%

The tables above illustrate the indexed loan to value ratios for total Retail Ireland forborne mortgages which showed positive movements during 2014. The ratios reflect the application of the CSO index at the applicable reporting date to the portfolio.

Of the total Retail Ireland mortgages with active forbearance measures in place €1.7 billion or 55% are in positive equity (31 December 2013: €1.1 billion or 42%) while €1.4 billion or 45% are in negative equity at 31 December 2014 (31 December 2013: €1.5 billion or 58%). 58% of forborne Owner occupied mortgages (31 December 2013: 44%) and 48% of forborne Buy to let mortgages (31 December 2013: 37%) are in positive equity at 31 December 2014.

Loan to value profiles—defaulted forborne loans

	Owner occupied
			Buy to let		Total
TABLE 7b 31 December 2014 Loan to value (LTV) ratio of forborne Retail Ireland mortgages—defaulted loans
	€m	%	€m	%	€m	%
Less than 50%	38	8%	13	4%	51	6%
51% to 70%	52	11%	16	5%	68	8%
71% to 80%	35	7%	17	5%	52	7%
81% to 90%	41	8%	49	15%	90	11%
91% to 100%	53	11%	36	11%	89	11%

Subtotal	219	45%	131	40%	350	43%
101% to 120%	109	22%	85	26%	194	24%
121% to 150%	123	25%	86	27%	209	26%
151% to 180%	27	6%	7	2%	34	4%
Greater than 181%	10	2%	17	5%	27	3%

Subtotal	269	55%	195	60%	464	57%

Total	488	100%	326	100%	814	100%

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

	Owner occupied
			Buy to let		Total
31 December 2013 Loan to value (LTV) ratio of forborne Retail Ireland mortgages—defaulted loans
	€m	%	€m	%	€m	%
Less than 50%	39	7%	8	4%	47	6%
51% to 70%	46	8%	9	4%	55	7%
71% to 80%	34	6%	7	3%	41	5%
81% to 90%	33	5%	13	6%	46	6%
91% to 100%	46	8%	18	9%	64	8%

Subtotal	198	34%	55	26%	253	32%
101% to 120%	103	18%	38	18%	141	18%
121% to 150%	151	26%	79	38%	230	29%
151% to 180%	108	19%	23	12%	131	17%
Greater than 181%	18	3%	12	6%	30	4%

Subtotal	380	66%	152	74%	532	68%

Total	578	100%	207	100%	785	100%

The tables above illustrate the indexed loan to value ratios for defaulted Retail Ireland forborne mortgages. The ratios reflect the application of the CSO index at the applicable reporting date to the portfolio.

Of the defaulted Retail Ireland mortgages with active forbearance measures in place, €0.3 billion or 43% are in positive equity (31 December 2013: €0.3 billion or 32%), while €0.5 billion or 57% are in negative equity at 31 December 2014 (31 December 2013: €0.5 billion or 68%). 45% of the Owner occupied Retail Ireland mortgages (31 December 2013: 34%) and 40% of the Buy to let Retail Ireland mortgages (31 December 2013: 26%) are in positive equity at 31 December 2014.

Retail UK mortgages

The following disclosures refer to the Retail UK mortgage loan book. These provide additional detail and analysis on the composition and quality of this loan book.

The Group has an established infrastructure for the origination, underwriting and management of its mortgage portfolio. The processes of underwriting through to account management are centralised and no delegated discretions are in operation outside the centralised units. The mortgage process is a comprehensively documented process with documentary evidence of key borrower information including independent valuations of relevant security property.

Retail UK mortgage origination lending policy and guidelines are subject to annual governance. Each applicant is primarily assessed based on their ability and capacity to repay the loan. In addition to the above, the credit worthiness of the applicant, value of the property and the individual circumstances of the applicant are key factors in the underwriting decision.

At 31 December 2014, lending criteria for the Retail UK mortgage portfolio include:

•
repayment capacity of the borrower;

•
loan to value (LTV) limits;

•
mortgage term duration; and

•
loan specific terms and conditions.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Book composition

Loan volumes

TABLE: 1 Retail UK mortgages—Volumes (before impairment provisions)	31 December 2014 £m	31 December 2013 £m
Standard mortgages	9,114	9,236
Buy to let mortgages	7,778	8,302
Self certified mortgages	2,888	3,259

Total Retail UK mortgages	19,780	20,797

Retail UK mortgages were £19.8 billion at 31 December 2014 compared to £20.8 billion at 31 December 2013. The decrease of £1 billion or 5% reflects continuing attrition of the book as customer repayments exceeded our new business generation.

New mortgage business continues to be sourced through the Group's relationship with the UK Post Office, through recently launched new distribution arrangements with other selected strategic partners and the Group's branch network in Northern Ireland.

Of the £9.1 billion standard mortgages, 63% are on a 'principal and interest'(1) repayment basis (31 December 2013: 57%). Of the Buy to let mortgages of £7.8 billion, 9% are on a 'principal and interest' repayment basis (31 December 2013: 9%). Of the Self certified mortgages of £2.9 billion, 22% are on a 'principal and interest' repayment basis (31 December 2013: 22%). Overall 64% of the UK Retail mortgage portfolio at 31 December 2014 are on an 'interest only'(2) repayment basis (31 December 2013: 68%).

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

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Origination profile

	Total Retail UK mortgage loan book		Defaulted loans
TABLE: 2 31 December 2014 Origination profile of Retail UK mortgage loan book (before impairment provisions)	Balance £m	Number of accounts(1)	Balance £m	Number of accounts(1)
2000 and before	400	10,812	21	506
2001	190	2,958	3	38
2002	239	3,398	7	57
2003	540	6,372	16	131
2004	616	6,879	23	187
2005	1,601	14,912	38	287
2006	2,359	21,206	59	392
2007	3,852	32,606	95	636
2008	4,916	40,542	122	794
2009	711	6,134	7	64
2010	649	4,920	2	16
2011	456	3,394	2	14
2012	637	3,931	—	1
2013	851	4,776	—	—
2014	1,763	9,870	—	1

Total	19,780	172,710	395	3,124

	Total Retail UK mortgage loan book		Defaulted loans
31 December 2013 Origination profile of Retail UK mortgage loan book (before impairment provisions)	Balance £m	Number of accounts(1)	Balance £m	Number of accounts(1)
2000 and before	525	13,648	20	466
2001	221	3,329	4	41
2002	284	3,913	8	80
2003	644	7,335	23	177
2004	721	7,913	25	188
2005	1,794	16,387	53	370
2006	2,626	23,144	77	510
2007	4,382	36,168	112	758
2008	5,454	44,228	159	1,040
2009	1,003	8,001	8	66
2010	829	5,918	2	16
2011	623	4,302	1	8
2012	792	4,625	—	3
2013	899	4,909	—	1

Total	20,797	183,820	492	3,724

(1)
The number of accounts does not equate to the number of customers.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

The tables above illustrate that at 31 December 2014, £3.6 billion or 18% of the Retail UK mortgage loan book originated before 2006, £11.1 billion or 56% between 2006 and 2008 and £5.1 billion or 26% in the years since.

Defaulted Retail UK mortgages were £0.4 billion (31 December 2013: £0.5 billion) or 2% of the Retail UK mortgage loan book at 31 December 2014, of which £0.3 billion or 1.4% were originated between 2006 and 2008 (31 December 2013: £0.4 billion or 1.7%).

Risk profile

	Standard		Buy to let		Self certified		Total
TABLE: 3a 31 December 2014 Risk profile of Retail UK mortgage loan book (before impairment provisions)
	£m	%	£m	%	£m	%	£m	%
Neither past due nor impaired	8,709	96%	7,449	96%	2,436	84%	18,594	94%
1-90 days past due but not impaired	273	3%	204	3%	314	11%	791	4%
Defaulted loans	132	1%	125	1%	138	5%	395	2%

Total Retail UK mortgages	9,114	100%	7,778	100%	2,888	100%	19,780	100%

	Standard		Buy to let		Self certified		Total
31 December 2013 Risk profile of Retail UK mortgage loan book (before impairment provisions)
	£m	%	£m	%	£m	%	£m	%
Neither past due nor impaired	8,763	94%	7,885	95%	2,724	84%	19,372	94%
1-90 days past due but not impaired	327	4%	249	3%	357	11%	933	4%
Defaulted loans	146	2%	168	2%	178	5%	492	2%

Total Retail UK mortgages	9,236	100%	8,302	100%	3,259	100%	20,797	100%

The above tables illustrate that £18.6 billion or 94% of the total Retail UK mortgage loan book at 31 December 2014 was classified as 'neither past due nor impaired' compared to £19.4 billion or 94% at 31 December 2013.

The '1-90 days past due but not impaired' category amounted to £0.8 billion or 4% of the total Retail UK mortgage loan book at 31 December 2014 compared to £0.9 billion or 4% at 31 December 2013.

The defaulted loans category amounted to £0.4 billion or 2% of the total Retail UK mortgage loan book at 31 December 2014 compared to £0.5 billion or 2% at 31 December 2013.

Defaulted Standard mortgages reduced to £132 million at 31 December 2014 from £146 million at 31 December 2013.

Defaulted Buy to let mortgages reduced from £168 million at 31 December 2013 to £125 million at 31 December 2014 reflecting the effectiveness of collection activity supported by economic conditions.

Defaulted Self certified mortgages decreased to £138 million at 31 December 2014 compared to £178 million at 31 December 2013. This decrease reflects a reducing book due to normal attrition and no new business being written.

In the year ended 31 December 2014 the Buy to let portfolio reduced by £524 million or 6% while the Self certified portfolio reduced by £371 million or 11%.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Arrears profile

TABLE: 3b Mortgage arrears—Defaulted loans (number of accounts)	31 December 2014%	30 June 2014%	31 December 2013%
Standard mortgages	1.67%	1.84%	1.69%
Buy to let mortgages	1.47%	1.60%	1.76%
Self certified mortgages	3.69%	4.19%	4.27%

Mortgage arrears—Defaulted loans (value)	31 December 2014%	30 June 2014%	31 December 2013%
Standard mortgages	1.44%	1.66%	1.58%
Buy to let mortgages	1.60%	1.78%	2.02%
Self certified mortgages	4.77%	5.39%	5.46%

Data published by the Council Mortgage Lenders (CML) for September 2014 indicates that the proportion of the Retail UK mortgage book in default (greater than 90 days but excluding possessions and receivership cases) remains below the UK industry average of 1.42% across all segments (Retail UK equivalent : 1.31%).

Loan to value profiles—total loans

							Total Retail UK mortgage portfolio
	Standard		Buy to let		Self certified
TABLE: 3c 31 December 2014 Loan to value (LTV) ratio of total Retail UK mortgages
	£m	%	£m	%	£m	%	£m	%
Less than 50%	1,823	20%	1,557	20%	467	16%	3,847	19%
51% to 70%	2,848	31%	3,218	41%	1,077	38%	7,143	36%
71% to 80%	1,943	21%	1,389	18%	585	20%	3,917	20%
81% to 90%	1,436	16%	965	13%	466	16%	2,867	15%
91% to 100%	647	7%	461	6%	222	8%	1,330	7%

Subtotal	8,697	95%	7,590	98%	2,817	98%	19,104	97%
101% to 120%	313	3%	157	2%	51	2%	521	3%
121% to 150%	60	1%	22	—	11	—	93	—
Greater than 150%	44	1%	9	—	9	—	62	—

Subtotal	417	5%	188	2%	71	2%	676	3%

Total	9,114	100%	7,778	100%	2,888	100%	19,780	100%

Weighted average LTV(1):
Stock of Retail UK mortgages at year end(1)		67%		65%		68%		66%
New Retail UK mortgages during year(1)		73%		62%		n/a		73%

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

The table above sets out the weighted average indexed LTV for the total Retail UK mortgage loan book, which was 66% at 31 December 2014, 67% for Standard mortgages, 68% for Self certified mortgages and 65% for Buy to let mortgages. The weighted average LTV for new Residential mortgages written during the year ended 31 December 2014 was 73%, 73% for Standard mortgages and 62% for Buy to let mortgages.

Property values are determined by reference to the original or latest property valuations held, indexed to the published 'Nationwide UK House Price Index'.

At 31 December 2014, £19.1 billion or 97% of the Retail UK mortgage book was in positive equity (year ended 31 December 2013: €19.6 billion or 94%), comprising £8.7 billion or 95% of Standard mortgages (year ended 31 December 2013: €8.5 billion or 91%), £7.6 billion or 98% of Buy to let mortgages (year ended 31 December 2013: €8.0 billion or 96%) and £2.8 billion or 98% of Self certified mortgages (year ended 31 December 2013: €3.1 billion or 97%) . This improvement reflects the upward movement in house prices in the year with house prices increasing by 7.23% on average across the UK, with significant regional variances, together with capital reductions and principal repayments.

At 31 December 2014, the total calculated negative equity in the Retail UK mortgage book was £71 million, which comprised £60 million (85%) related to mortgages classified as 'neither past due nor impaired', £4 million (6%) related to mortgages classified as '1-90 days past due but not impaired' and £7 million (9%) related to mortgages that were defaulted.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Loan to value profiles—defaulted loans

	Standard		Buy to let		Self certified		Total
TABLE: 3d 31 December 2014 Loan to value (LTV) ratio of total Retail UK mortgages—defaulted loans
	£m	%	£m	%	£m	%	£m	%
Less than 50%	35	26%	13	11%	10	7%	58	14%
51% to 70%	29	22%	37	29%	36	26%	102	26%
71% to 80%	16	12%	19	15%	28	20%	63	16%
81% to 90%	18	14%	23	19%	29	21%	70	18%
91% to 100%	15	12%	21	17%	23	17%	59	15%

Subtotal	113	86%	113	91%	126	91%	352	89%
101% to 120%	11	8%	9	7%	8	6%	28	7%
121% to 150%	5	4%	3	2%	3	2%	11	3%
Greater than 150%	3	2%	—	—	1	1%	4	1%

Subtotal	19	14%	12	9%	12	9%	43	11%

Total	132	100%	125	100%	138	100%	395	100%

	Standard		Buy to let		Self certified		Total
31 December 2013 Loan to value (LTV) ratio of total Retail UK mortgages—defaulted loans
	£m	%	£m	%	£m	%	£m	%
Less than 50%	28	19%	10	6%	6	3%	44	9%
51% to 70%	25	17%	35	21%	33	19%	93	19%
71% to 80%	20	14%	34	20%	38	21%	92	19%
81% to 90%	25	17%	30	18%	43	24%	98	19%
91% to 100%	20	13%	32	19%	40	22%	92	19%

Subtotal	118	80%	141	84%	160	89%	419	85%
101% to 120%	21	14%	20	12%	12	7%	53	11%
121% to 150%	5	4%	5	3%	3	2%	13	3%
Greater than 150%	2	2%	2	1%	3	2%	7	1%

Subtotal	28	20%	27	16%	18	11%	73	15%

Total	146	100%	168	100%	178	100%	492	100%

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Asset quality

Composition and impairment

	Total					Of which
TABLE: 4 31 December 2014 Retail UK mortgages	Retail UK mortgages £m	Defaulted loans £m	Defaulted loans as % of advances %	Impairment provisions £m	Impairment provisions as % of defaulted loans %	Forborne Retail UK mortgages £m	Defaulted(1) forborne loans £m	Impairment provisions forborne Retail UK mortgages £m	Impairment provisions forborne Retail UK mortgages as % of defaulted forborne Retail UK mortgages %
Standard mortgages	9,114	132	1.4%	32	24%	93	8	1	12%
Buy to let mortgages	7,778	125	1.6%	34	27%	46	2	1	23%
Self certified mortgages	2,888	138	4.8%	26	19%	68	9	1	20%

Total Retail UK	19,780	395	2.0%	92	23%	207	19	3	17%

	Total					Of which
31 December 2013 Retail UK mortgages	Retail UK mortgages £m	Defaulted loans £m	Defaulted loans as % of advances %	Impairment provisions £m	Impairment provisions as % of defaulted loans %	Forborne Retail UK mortgages £m	Defaulted(1) forborne loans £m	Impairment provisions forborne Retail UK mortgages £m	Impairment provisions forborne Retail UK mortgages as % of defaulted forborne Retail UK mortgages %
Standard mortgages	9,236	146	1.6%	34	23%	106	10	1	10%
Buy to let mortgages	8,302	168	2.0%	51	30%	48	3	1	33%
Self certified mortgages	3,259	178	5.5%	31	17%	78	12	2	17%

Total Retail UK	20,797	492	2.4%	116	24%	232	25	4	16%

(1)
The 'defaulted loans' classification includes both accounts which were classified as 'defaulted loans' prior to the forbearance measure being put in place and also those loans which have moved from 'non-defaulted' loans during the year. The 'defaulted loans' classification does not indicate that the terms of the forbearance measure are not being met.

Retail UK mortgages were £19.8 billion at 31 December 2014 compared to £20.8 billion at 31 December 2013. The decrease of £1 billion or 5% reflects continuing attrition of the book as customer repayments exceeded our new business generation.

Defaulted Retail UK mortgages were £395 million at 31 December 2014 compared to £492 million at 31 December 2013, a decrease of £97 million attributable to decreases in Standard mortgages of £14 million, Self certified mortgages of £40 million and Buy to let mortgages of £43 million reflecting the effectiveness of collection activity supported by economic conditions.

The overall impairment provision coverage ratio on the defaulted Retail UK mortgages book has decreased to 23% (31 December 2013: 24%).

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Properties in possession

At 31 December 2014, the Group had possession of properties held as security as follows:

	31 December 2014		31 December 2013
TABLE: 5a Properties in possession Retail UK mortgages	Number of properties in possession at balance sheet date	Balance outstanding before impairment provisions £m	Number of properties in possession at balance sheet date	Balance outstanding before impairment provisions £m
Standard mortgages	44	6	57	8
Buy to let mortgages	61	7	79	11
Self certified mortgages	34	7	47	10

Total residential properties in possession	139	20	183	29

Disposals of properties in possession

	31 December 2014		31 December 2013
TABLE: 5b Disposals of properties in possession Retail UK mortgages	Number of disposals during the year	Balance outstanding after impairment provisions £m	Number of disposals during the year	Balance outstanding after impairment provisions £m
Standard mortgages	154	15	205	19
Buy to let mortgages	242	20	314	23
Self certified mortgages	121	18	131	19

Total disposals of properties in possession	517	53	650	61

During the year ended 31 December 2014, the Group disposed of 517 properties (for the year ended 31 December 2013: 650 properties disposed of). The total contracted disposal proceeds were adequate to cover the balance outstanding after provisions.

For the year ended 31 December 2014, the proceeds from disposals of Standard mortgages was £18 million (year ended 31 December 2013: £22 million).

For the year ended 31 December 2014, the proceeds from disposals of Buy to let mortgages was £23 million (year ended 31 December 2013: £25 million).

For the year ended 31 December 2014, the proceeds from disposals of Self certified mortgages was £20 million (year ended 31 December 2013: £20 million).

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

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

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

During the year ended 31 December 2014, the total number of loans entering forbearance was 108 with balances of £9 million with a total of 296 loans £34 million of balances exiting forbearance. Of the loans exiting forbearance 216 repaid their loan in full or in part.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

The prominence of interest only as the most common measure is consistent with expectations and reflects the overall UK market. Such measures are now granted for a period of six months and then reviewed, if necessary and appropriate, with a view to achieving a sustainable means to repay the mortgage within an agreed time frame.

Although the volume of forborne accounts has reduced from £232 million to £207 million (a decrease of 11% in 2014), the distribution of forborne cases across asset quality segments based on performance has been static. As at 31 December 2014, the volume regarded as satisfactory, acceptable or lower quality but neither past due nor impaired stood at 71.7% against 69.5% as at 31 December 2013. There was general improvement across the other sub-segments with the exception of the impaired book which had a marginal increase.

The table below sets out Retail UK mortgages (before impairment provisions) forborne loan stock(1) subject to active forbearance measures at 31 December 2014.

	Non-defaulted loans		Defaulted loans(2)		All loans
TABLE: 6a 31 December 2014 Formal forbearance measures—Retail UK mortgages (before impairment provisions)	Balance £m	Number of accounts(3)	Balance £m	Number of accounts(3)	Balance £m	Number of accounts(3)
Standard mortgages
Full interest	64	581	6	57	70	638
Term extension	15	250	2	23	17	273
Capitalisation of arrears	5	27	—	2	5	29
Other	1	14	—	1	1	15

Total	85	872	8	83	93	955

Buy to let
Full interest	21	221	1	12	22	233
Term extension	8	73	—	5	8	78
Capitalisation of arrears	15	103	1	5	16	108
Other	—	3	—	1	—	4

Total	44	400	2	23	46	423

Self certified
Full interest	42	321	6	31	48	352
Term extension	4	26	—	1	4	27
Capitalisation of arrears	12	51	2	9	14	60
Other	1	8	1	1	2	9

Total	59	406	9	42	68	448

Total
Full interest	127	1,123	13	100	140	1,223
Term extension	27	349	2	29	29	378
Capitalisation of arrears	32	181	3	16	35	197
Other	2	25	1	3	3	28

Total	188	1,678	19	148	207	1,826

(1)
Comprises the current stock position of forbearance measures (agreed since January 2010), for example, where a mortgage loan is granted a full interest forbearance measure for a defined period of time and this measure has expired prior to 31 December 2014, this mortgage loan is not included in the stock of current active forbearance measures.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

(2)
The 'defaulted loans' classification includes both accounts which were classified as 'defaulted loans' prior to the forbearance measure being put in place and also those loans which have moved from 'non-defaulted loans' during the period. The 'defaulted loans' classification does not indicate that the terms of the forbearance measure are not being met.

(3)
The number of accounts does not equate to the number of customers.

	Non-defaulted loans		Defaulted loans(2)		All loans
31 December 2013 Formal forbearance measures—Retail UK mortgages (before impairment provisions)	Balance £m	Number of accounts(3)	Balance £m	Number of accounts(3)	Balance £m	Number of accounts(3)
Standard mortgages
Full interest	72	656	8	79	80	735
Term extension	17	258	1	18	18	276
Capitalisation of arrears	5	31	1	4	6	35
Other	2	23	—	4	2	27

Total	96	968	10	105	106	1,073

Buy to let
Full interest	22	230	2	16	24	246
Term extension	7	62	—	2	7	64
Capitalisation of arrears	15	107	1	4	16	111
Other	1	6	—	—	1	6

Total	45	405	3	22	48	427

Self certified
Full interest	46	345	9	56	55	401
Term extension	4	27	—	1	4	28
Capitalisation of arrears	15	61	2	12	17	73
Other	1	8	1	4	2	12

Total	66	441	12	73	78	514

Total
Full interest	140	1,231	19	151	159	1,382
Term extension	28	347	1	21	29	368
Capitalisation of arrears	35	199	4	20	39	219
Other	4	37	1	8	5	45

Total	207	1,814	25	200	232	2,014

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

The total number of accounts has decreased from 2,014 accounts at 31 December 2013 to 1,826 accounts at 31 December 2014. The balances of accounts in forbearance have decreased from £232 million at 31 December 2013 to £207 million at 31 December 2014. For Standard mortgages 955 accounts or £93 million are in forbearance at 31 December 2014 (31 December 2013: 1,073 accounts or £106 million). For Buy to let mortgages, 423 accounts or £46 million are in forbearance at 31 December 2014

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

(31 December 2013: 427 accounts or £48 million). For Self certified mortgages, 448 accounts or £68 million are in forbearance at 31 December 2014 (31 December 2013: 514 accounts or £78 million).

At 31 December 2014, £140 million or 1,223 Retail UK Residential mortgage accounts in forbearance were subject to interest only payments, compared to £159 million or 1,382 accounts at 31 December 2013.

At 31 December 2014, £29 million or 378 Retail UK Residential mortgage accounts in forbearance were subject to term extension, compared to £29 million or 368 accounts at 31 December 2013. These loans may have been granted a temporary term extension pending sale of the property or maturity of a repayment vehicle.

At 31 December 2014, £35 million or 197 Retail UK Residential mortgage accounts in forbearance were subject to capitalisation of arrears, compared to £39 million or 219 accounts at 31 December 2013.

In addition to the forbearance pertaining to the Buy to let mortgages, the Group has a strategy to appoint fixed charge receivers. At 31 December 2014, there were 213 properties where a Fixed Charge Receiver had been appointed or approved, compared to 272 properties at 31 December 2013.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

The following table shows the movement in the stock of forborne Retail UK mortgages (before impairment provisions) during the year ended 31 December 2014.

	Standard mortgages		Buy to let		Self certified		All loans
TABLE: 6b Reconciliation of forborne loan stock by non-default / default status—Retail UK mortgages (before impairment provisions)
	Balance £m	Number of accounts(1)	Balance £m	Number of accounts(1)	Balance £m	Number of accounts(1)	Balance £m	Number of accounts(1)
All loans
Opening balance at 1 January 2014	106	1,073	48	427	78	514	232	2,014
New forbearance extended	6	72	2	22	1	14	9	108
Exited forbearance
—Improved to or remained in non-default	(6)	(51)	—	(2)	(2)	(15)	(8)	(68)
—Improved / stabilised and remained in default	—	(4)	—	(1)	(1)	(4)	(1)	(9)
—Redemptions, principal repayments and other	(13)	(133)	(4)	(23)	(8)	(60)	(25)	(216)
—Disimproved to or within default	—	(2)	—	—	—	(1)	—	(3)
Transfers within forbearance between non-defaulted and defaulted loans	—	—	—	—	—	—	—	—

Closing balance at 31 December 2014	93	955	46	423	68	448	207	1,826

Non-defaulted loans
Opening balance at 1 January 2014	96	968	45	405	66	441	207	1,814
New forbearance extended	6	66	2	19	1	12	9	97
Exited forbearance
—Remained in non-default	(5)	(50)	—	(2)	(2)	(13)	(7)	(65)
—Redemptions, principal repayments and other	(12)	(108)	(3)	(21)	(7)	(47)	(22)	(176)
—Disimproved to default	—	(1)	—	—	—	—	—	(1)
Transfers within forbearance between non-defaulted and defaulted loans	—	(3)	—	(1)	1	13	1	9

Closing balance at 31 December 2014	85	872	44	400	59	406	188	1,678

Defaulted loans
Opening balance at 1 January 2014	10	105	3	22	12	73	25	200
New forbearance extended	—	6	—	3	—	2	—	11
Exited forbearance
—Improved to non-default	(1)	(1)	—	—	—	(2)	(1)	(3)
—Improved / stabilised and remained in default	—	(4)	—	(1)	(1)	(4)	(1)	(9)
—Redemptions, principal repayments and other	(1)	(25)	(1)	(2)	(1)	(13)	(3)	(40)
—Disimproved and remained in default	—	(1)	—	—	—	(1)	—	(2)
Transfers within forbearance between non-defaulted and defaulted loans	—	3	—	1	(1)	(13)	(1)	(9)

Closing balance at 31 December 2014	8	83	2	23	9	42	19	148

(1)
The number of accounts does not equate to the number of customers.

The table on the previous page details the movement in forborne accounts and balances between 1 January 2014 and 31 December 2014 and illustrates the following:

•
Those accounts for which new forbearance measures were put in place during the period;

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

•
Those accounts which exited forbearance measures during the period, either:

–
Improved to or remained in non-default;

–
Improved / stabilised and remained in default;

–
Redeemed (i.e. whereby the outstanding balance has been repaid in full) or balances reduced due to principal repayments (i.e. payments made to reduce the outstanding loan balance on accounts which were in the forbearance stock at 1 January 2014 and remained in forbearance stock at 31 December 2014);

–
Disimproved to or within default; and

•
Those accounts and balances which transferred between non-defaulted loans and defaulted loans but remained in forbearance.

The defaulted loan classification does not indicate that the terms of the forbearance measure have not been met. The non-default / default status of accounts which exited forbearance during the period is determined at the date of exit.

A total of 1,826 accounts or £207 million of account balances were in forbearance at 31 December 2014, compared to 2,014 or £232 million at 31 December 2013. Of these, 108 accounts or £9 million new forbearance measures were put in place during the year, of which 97 accounts or £9 million were classified as 'non-defaulted loans' while 11 accounts were classified as 'defaulted loans'. Of those that exited forbearance during the year, 68 accounts or £8 million exited to 'non-defaulted' status, 9 accounts or £1 million remained in default with an improved or stabilised status, and 3 accounts within default with disimproved status. A reduction in the forbearance stock of 216 accounts relates to redeemed accounts during the year; a reduction of £25 million was due to those redeemed accounts and principal payments during the year.

For standard mortgages, 955 accounts or £93 million of account balances were in forbearance at 31 December 2014, compared to 1,073 accounts or £106 million at 31 December 2013.

For Buy to let mortgages 423 accounts or £46 million of account balances were in forbearance at 31 December 2014, compared to 427 accounts or £48 million at 31 December 2013.

For self-certified mortgages 448 accounts or £68 million of account balances were in forbearance at 31 December 2014, compared to 514 accounts or £78 million at 31 December 2013.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Loan to value profiles—forborne loans

					Self certified
	Standard		Buy to let				Total
TABLE: 7a 31 December 2014 Loan to value (LTV) ratio of forborne Retail UK mortgages
	£m	%	£m	%	£m	%	£m	%
Less than 50%	27	29%	11	24%	11	16%	49	24%
51% to 70%	22	24%	18	39%	19	28%	59	29%
71% to 80%	13	14%	5	11%	17	25%	35	17%
81% to 90%	12	13%	7	15%	12	18%	31	15%
91% to 100%	12	13%	3	7%	6	9%	21	10%

Subtotal	86	93%	44	96%	65	96%	195	95%
101% to 120%	5	5%	2	4%	2	3%	9	4%
121% to 150%	1	1%	—	—	—	—	1	—
Greater than 150%	1	1%	—	—	1	1%	2	1%

Subtotal	7	7%	2	4%	3	4%	12	5%

Total	93	100%	46	100%	68	100%	207	100%

					Self certified
	Standard		Buy to let				Total
31 December 2013 Loan to value (LTV) ratio of forborne Retail UK mortgages
	£m	%	£m	%	£m	%	£m	%
Less than 50%	26	25%	8	17%	8	10%	42	18%
51% to 70%	24	23%	16	33%	20	25%	60	26%
71% to 80%	12	11%	9	19%	16	21%	37	16%
81% to 90%	17	16%	7	15%	20	26%	44	19%
91% to 100%	14	13%	5	10%	9	12%	28	12%

Subtotal	93	88%	45	94%	73	94%	211	91%
101% to 120%	10	9%	2	4%	4	5%	16	7%
121% to 150%	2	2%	1	2%	1	1%	4	2%
Greater than 150%	1	1%	—	—	—	—	1	—

Subtotal	13	12%	3	6%	5	6%	21	9%

Total	106	100%	48	100%	78	100%	232	100%

The tables above illustrate the indexed loan to value ratios for Retail UK forborne mortgages. The ratios reflect the application of the published Nationwide UK House Price Index at the applicable reporting date on the portfolio, capital reductions, out of course customer payments and movements in forbearance stock.

Of the Retail UK mortgages with active forbearance measures in place £195 million or 95% are in positive equity (31 December 2013: £211 million or 91%) while £12 million or 5% are in negative equity at 31 December 2014 (31 December 2013: £21 million or 9%). 93% of forborne standard mortgages (31 December 2013: 88%), 96% of forborne Buy to let mortgages (31 December 2013: 94%) and 96% of Self certified mortgages (31 December 2013: 94%) are in positive equity at 31 December 2014.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Loan to value profiles—defaulted forborne loans

					Self certified
	Standard		Buy to let				Total
TABLE: 7b 31 December 2014 Loan to value (LTV) ratio of forborne Retail UK mortgages—defaulted loans
	£m	%	£m	%	£m	%	£m	%
Less than 50%	3	38%	—	—	1	11%	4	21%
51% to 70%	2	23%	1	50%	1	11%	4	21%
71% to 80%	—	—	—	—	1	11%	1	5%
81% to 90%	1	13%	1	50%	3	34%	5	26%
91% to 100%	1	13%	—	—	1	11%	2	11%

Subtotal	7	87%	2	100%	7	78%	16	84%
101% to 120%	1	13%	—	—	1	11%	2	11%
121% to 150%	—	—	—	—	—	—	—	—
Greater than 150%	—	—	—	—	1	11%	1	5%

Subtotal	1	13%	—	—	2	22%	3	16%

Total	8	100%	2	100%	9	100%	19	100%

					Self certified
	Standard		Buy to let				Total
31 December 2013 Loan to value (LTV) ratio of forborne Retail UK mortgages—defaulted loans
	£m	%	£m	%	£m	%	£m	%
Less than 50%	3	30%	1	33%	—	—	4	16%
51% to 70%	2	20%	1	34%	3	25%	6	24%
71% to 80%	1	10%	—	—	2	17%	3	12%
81% to 90%	1	10%	—	—	3	25%	4	16%
91% to 100%	1	10%	—	—	2	17%	3	12%

Subtotal	8	80%	2	67%	10	84%	20	80%
101% to 120%	2	20%	—	—	1	8%	3	12%
121% to 150%	—	—	—	—	—	—	—	—
Greater than 150%	—	—	1	33%	1	8%	2	8%

Subtotal	2	20%	1	33%	2	16%	5	20%

Total	10	100%	3	100%	12	100%	25	100%

The tables above illustrate that the volume of forborne loans which are in default has reduced from £25 million as at 31 December 2013 to £19 million as at 31 December 2014 and the volume of defaulted forborne loans which are in negative equity has reduced from £5 million as at 31 December 2013 to £3 million as at 31 December 2014.

Loans and advances to customers (excluding Residential mortgages)

The following disclosures refer to the forbearance of the other loans and advances to customers (excluding Residential mortgages). These provide additional detail and analysis on the quality of the stock of forborne loans.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Asset quality

Forbearance measures

The Group continues to extend significant support to customers who are experiencing current difficulties in meeting their debt servicing commitments by restructuring loans on a sustainable basis using a range of short term and longer term forbearance solutions.

The range of forbearance solutions employed by the Group varies depending on the individual circumstances of the customer, and may result in an amendment to the timing of the contractual cash flows and / or an amendment to the other terms of a loan. Typically, a breach or expected breach of covenants is the first early indication of a borrower's actual or potential difficulty with servicing debt commitments. Therefore adjustment, non-enforcement or waiver of covenant(s) is frequently an important constituent part of a resolution strategy agreed with a customer, particularly in loan portfolios where covenants are a standard feature of facility agreements. These 'covenant forbearance' arrangements (for example, a waiver of a loan-to-value covenant breach) are unlikely, of themselves, to result in an impact to the timing of contractual cash flows. Other forbearance arrangements are more likely to have a direct impact on the timing of cash flows.

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

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

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

•
Capitalisation of arrears:  an arrangement whereby arrears are added to the principal balance, effectively clearing the arrears, with either the repayments or the original term of the loan adjusted accordingly to accommodate the increased principal balance; and

•
Other:  Additional, less frequently applied, forbearance arrangements include short term / temporary payment suspensions.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

At 31 December 2014, the stock of forborne other loans and advances to customers (excluding Residential mortgages), analysed by forbearance type is as follows:

	2014			2013
TABLE: 1 (unaudited) Formal forbearance measures—Loans and advances to customers (excluding Residential mortgages) (before impairment provisions)	Non-defaulted loans(1) balance €m	Defaulted loans(2) balance €m	Total loans balance €m	Non-defaulted loans(1) balance €m	Defaulted loans(2) balance €m	Total loans balance €m
Republic of Ireland SME
Term extension	544	72	616	615	64	679
Adjustment or non-enforcement of covenants	111	—	111	106	10	116
Facilities in breach of terms placed on demand	6	25	31	17	47	64
Reduced payment (full interest)	150	19	169	228	50	278
Reduced payment (greater than full interest)	203	23	226	225	52	277
Capitalisation of arrears	30	4	34	27	9	36
Other	31	5	36	23	14	37

Total	1,075	148	1,223	1,241	246	1,487

UK SME
Term extension	79	13	92	65	14	79
Adjustment or non-enforcement of covenants	53	—	53	64	—	64
Facilities in breach of terms placed on demand	2	3	5	5	14	19
Reduced payment (full interest)	6	—	6	22	13	35
Reduced payment (greater than full interest)	8	—	8	39	—	39
Capitalisation of arrears	—	1	1	—	1	1
Other	132	3	135	54	2	56

Total	280	20	300	249	44	293

Corporate
Term extension	286	—	286	441	—	441
Adjustment or non-enforcement of covenants	414	26	440	648	—	648
Facilities in breach of terms placed on demand	—	—	—	—	—	—
Reduced payment (full interest)	—	—	—	9	—	9
Reduced payment (greater than full interest)	66	—	66	9	—	9
Capitalisation of arrears	12	—	12	13	—	13
Other	237	—	237	246	—	246

Total	1,015	26	1,041	1,366	—	1,366

Investment property
Term extension	2,743	144	2,887	2,532	305	2,837
Adjustment or non-enforcement of covenants	455	11	466	683	4	687
Facilities in breach of terms placed on demand	149	33	182	173	22	195
Reduced payment (full interest)	83	36	119	156	46	202
Reduced payment (greater than full interest)	201	22	223	309	38	347
Capitalisation of arrears	21	4	25	17	61	78
Other	282	8	290	247	18	265

Total	3,934	258	4,192	4,117	494	4,611

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

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

	2014			2013
Formal forbearance measures—Loans and advances to customers (excluding Residential mortgages) (before impairment provisions)	Non-defaulted loans(1) balance €m	Defaulted loans(2) balance €m	Total loans balance €m	Non-defaulted loans(1) balance €m	Defaulted loans(2) balance €m	Total loans balance €m
Land and development
Term extension	135	26	161	163	49	212
Adjustment or non-enforcement of covenants	—	—	—	—	—	—
Facilities in breach of terms placed on demand	2	13	15	2	31	33
Reduced payment (full interest)	13	1	14	16	4	20
Reduced payment (greater than full interest)	7	—	7	5	2	7
Capitalisation of arrears	—	—	—	—	—	—
Other	4	—	4	4	3	7

Total	161	40	201	190	89	279

Consumer
Term extension	113	—	113	165	—	165
Adjustment or non-enforcement of covenants	—	—	—	—	—	—
Facilities in breach of terms placed on demand	—	—	—	—	—	—
Reduced payment (full interest)	—	—	—	—	—	—
Reduced payment (greater than full interest)	—	—	—	—	—	—
Capitalisation of arrears	—	—	—	—	—	—
Other	—	—	—	—	—	—

Total	113	—	113	165	—	165

Total
Term extension	3,900	255	4,155	3,981	432	4,413
Adjustment or non-enforcement of covenants	1,033	37	1,070	1,501	14	1,515
Facilities in breach of terms placed on demand	159	74	233	197	114	311
Reduced payment (full interest)	252	56	308	431	113	544
Reduced payment (greater than full interest)	485	45	530	587	92	679
Capitalisation of arrears	63	9	72	57	71	128
Other	686	16	702	574	37	611

Total	6,578	492	7,070	7,328	873	8,201

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

The Group's other loans and advances to customers (excluding Residential mortgages) at 31 December 2014 were €38.6 billion before impairment provisions (31 December 2013: €41.1 billion), of which €7.1 billion or 18% was classified and reported as forborne (31 December 2013: €8.2 billion or 20%). Property and construction exposures represent 62% of all forborne loans (excluding Residential mortgages) at 31 December 2014, 36% relate to Non-property SME and Corporate lending, with Consumer Lending representing just 2% of forborne loans at 31 December 2014. The percentage of loans classified and reported as forborne and the percentage split of such forborne loans by portfolio has remained broadly consistent with the position at 31 December 2013.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

The total volume of forborne loans reduced by €1.1 billion during the year, with reductions experienced across all forbearance measures with the exception of 'other' measures which increased during the year. This trend is consistent with the impact of the work the Group is doing to support its customers who are in financial difficulty together with an improvement in market conditions and liquidity in the Republic of Ireland.

The increase in 'other' forbearance measures during the year reflected the impact of new forbearance measures granted in the restructuring of a small number of large corporate transactions.

Further information on the movements in forborne loans during the year is set out later in this section.

Total loans and advances to customers in the Non-property SME and Corporate portfolio at 31 December 2014 were €20.4 billion before impairment provisions, of which €2.6 billion or 13% was classified and reported as forborne (31 December 2013: €3.1 billion or 15%).Customers in the Non-property SME and Corporate sector have a number of options typically available to deal with adverse trading conditions, particularly in times of depressed economic conditions in their primary markets, such as reducing operating overheads, sourcing new markets, asset sales and renegotiating terms with suppliers, before their ability to continue to meet their debt servicing commitments is at risk.

Within the Non-property SME and Corporate portfolio, the total Republic of Ireland SME loans and advances to customers before impairment provisions at 31 December 2014 were €9.6 billion, of which €1.2 billion or 13% was classified and reported as forborne (31 December 2013: €1.5 billion or 14%). Term extension is the primary forbearance measure within the Republic of Ireland SME portfolio, accounting for 50% of forborne loans at 31 December 2014 (31 December 2013: 46%) with reduced payment (greater than full interest) accounting for 18% (31 December 2013: 19%) and a further 14% accounted for by reduced payment (full interest) (31 December 2013: 19%).

Forbearance resolution strategies for the Group's Republic of Ireland SME lending customers are assessed on a case-by-case basis taking account of the individual customer's circumstances and risk profile. Short term resolution arrangements are typically implemented in cases where a customer's cash flow difficulties are considered to be only short term in nature and are expected to improve in the near term due to a change in the customer's operating circumstances. Where cash flow difficulties are considered more long term, and where all other available options of dealing with adverse trading conditions have been considered, longer term forbearance solutions, such as term extensions, are implemented. The longer term strategies look to potential cash flows over a longer time horizon.

The total UK SME loans and advances to customers before impairment provisions at 31 December 2014 were €2.5 billion, of which €0.3 billion or 12% was classified and reported as forborne (31 December 2013: €0.3 billion or 9%). Within the UK SME portfolio, term extension and loan covenant amendments / waivers are the two primary forbearance measures, accounting for a combined 48% of forborne loans at 31 December 2014 (31 December 2013: 49%).

The total Corporate loans and advances to customers before impairment provisions at 31 December 2014 were €8.3 billion, of which €1.0 billion or 13% was classified and reported as forborne (31 December 2013: €1.4 billion or 17%). Loan covenant amendments / waivers account for 42% of forborne loans with term extensions accounting for a further 27% at 31 December 2014 (31 December 2013: 47% and 32% respectively). Covenants are a standard feature of most facilities originated within the corporate lending portfolio given the larger, structured nature of the facilities. Typically, breach of covenant is the first early indication of actual or potential financial difficulties of a borrower and, as such, a waiver or resetting of covenant levels is frequently an important element of any resolution strategy agreed with a borrower to address its new operating circumstances. Where a waiver or resetting of covenants of itself is not sufficient

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

to address a borrower's financial difficulties, and given the relatively shorter term maturity profile of the portfolio, extension of the loan term represents the main alternative solution to assist customers that are experiencing financial difficulties.

In the Investment property portfolio, total loans and advances to customers at 31 December 2014 were €12.5 billion before impairment provisions, of which €4.2 billion or 33% was classified and reported as forborne (31 December 2013: €4.6 billion or 34%). Defaulted forborne loans were €0.3 billion (or 6% of total forborne loans) as at 31 December 2014 (31 December 2013: €0.5 billion or 11%). Term extension is the primary forbearance measure within both the RoI and UK Investment property portfolios, accounting for 69% of total forborne loans at 31 December 2014 (31 December 2013: 62%), with covenant amendments / waivers accounting for 11% (31 December 2013: 15%), and reduced payment (greater than full interest) accounting for 5% (31 December 2013: 4%). Given the maturity profile and structuring of the facilities in this portfolio, extending the term of a facility and / or amending or adjusting the covenants are the most common longer term arrangements utilised.

The level of the Group's Land and development portfolio classified and reported as forborne, €0.2 billion or 7% at 31 December 2014 (31 December 2013: €0.3 billion or 9%), is reflective of the challenged nature of this sector which has seen significant declines in land values resulting in the majority of the portfolio being already specifically provisioned and therefore reported as 'impaired'.

Total loans and advances to customers in the Consumer portfolio at 31 December 2014 were €3.0 billion before impairment provisions, of which €0.1 billion or 4% was classified and reported as forborne (31 December 2013: €0.2 billion or 6%). The €0.1 billion of forborne balances at 31 December 2014 relate to personal loans that have had their term extended as part of a consolidated debt restructure.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

TABLE: 2 31 December 2014 Reconciliation of forborne loan stock by non-default / default status—Loans and advances to customers (excluding Residential mortgages) (before impairment provisions)				Property and Construction
	Non-property SME and Corporate
	Republic of Ireland SME €m	UK SME €m	Corporate €m	Investment property €m	Land and development €m	Consumer €m	All loans €m
All loans
Opening balance at 1 January 2014	1,487	293	1,366	4,611	279	165	8,201
New forbearance extended	240	112	164	569	16	20	1,121
Exited forbearance
—Improved to or remained in non-default	(68)	—	(39)	(126)	(1)	—	(234)
—Remained in / disimproved to default without specific provision	(37)	(24)	—	(76)	(11)	—	(148)
—Redemptions, principal repayments and other	(249)	(43)	(372)	(564)	(29)	(62)	(1,319)
—Disimproved to default with specific provision	(141)	(13)	(104)	(234)	(49)	(10)	(551)
Transfers within forbearance between non-defaulted and defaulted loans	—	—	—	—	—	—	—
Transfers between sub product class	(9)	(25)	26	12	(4)	—	—

Closing balance at 31 December 2014	1,223	300	1,041	4,192	201	113	7,070

Non-defaulted loans
Opening balance at 1 January 2014	1,241	249	1,366	4,117	190	165	7,328
New forbearance extended	210	108	164	489	8	20	999
Exited forbearance
—Remained in non-default	(63)	—	(39)	(120)	—	—	(222)
—Disimproved to default without specific provision	(12)	(6)	—	(35)	—	—	(53)
—Redemptions, principal repayments and other	(206)	(36)	(372)	(552)	(21)	(62)	(1,249)
—Disimproved to default with specific provision	(92)	(8)	(104)	(144)	(9)	(10)	(367)
Transfers within forbearance between non-defaulted and defaulted loans	4	(4)	—	144	(3)	—	141
Transfers between sub product class	(7)	(23)	—	35	(4)	—	1

Closing balance at 31 December 2014	1,075	280	1,015	3,934	161	113	6,578

Defaulted loans
Opening balance at 1 January 2014	246	44	—	494	89	—	873
New forbearance extended	30	4	—	80	8	—	122
Exited forbearance
—Improved to non-default	(5)	—	—	(6)	(1)	—	(12)
—Remained in default without specific provision	(25)	(18)	—	(41)	(11)	—	(95)
—Redemptions, principal repayments and other	(43)	(7)	—	(12)	(8)	—	(70)
—Disimproved to default with specific provision	(49)	(5)	—	(90)	(40)	—	(184)
Transfers within forbearance between non-defaulted and defaulted loans	(4)	4	—	(144)	3	—	(141)
Transfers between sub product class	(2)	(2)	26	(23)	—	—	(1)

Closing balance at 31 December 2014	148	20	26	258	40	—	492

Non-defaulted loans include loans that are neither past due nor impaired and loans that are up to and including 90 days past due. Defaulted loans include only those loans that are greater than 90 days past due but do not require a specific provision. Loans that have a specific provision are classified as impaired and are not included in the non-mortgage forbearance population.

At 31 December 2014, €7.1 billion of the Group's other loans and advances to customers (excluding Residential mortgages) were classified and reported as forborne. This represented a reduction of €1.1 billion from the level classified and reported as forborne at 31 December 2013.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

The reduction in forborne loans during the year reflected the fact that €2.3 billion of forborne loans exited forbearance during the period while €1.1 billion of loans were granted new forbearance during the year.

Term extensions and loan covenant amendments / waivers were the most common principal forbearance measure utilised for new forborne loans during the period. This is consistent with experience in previous years and the nature of the underlying portfolios, which include a large proportion of loans that have shorter term maturities and financial covenants, as part of the facility terms, to facilitate improved credit management of these portfolios.

Of the new forborne loans during the year, €0.6 billion or 51% were from the Group's Investment property portfolio, €0.2 billion or 21% were from the Republic of Ireland SME loan portfolio and €0.2 billion or 15% were from the Corporate portfolio.

Of the loans that exited forbearance during the year, €0.2 billion improved to or remained in non-default. €222 million, or 95% of these loans, had been categorised as non-default at 31 December 2014, and, €12 million categorised as default at 31 December 2014 improved to non-default. €148 million in forborne loans remained in or dis-improved to default without a specific provision. €76 million or 51% of these loans were in the Investment portfolio.

€1.3 billion of loans exited forbearance during the year due to repayment, redemptions or sales. This reflected the impact of an improvement in market conditions and liquidity in the Group's principal markets during the year. €0.9 billion or 71% of these movements were in the Investment property and Corporate portfolios.

€0.55 billion in forborne loans dis-improved to default with a specific provision, of these €0.18 billion or 33% had been classified as default at 31 December 2014. The Investment property portfolio accounted for 42% of the total, with 19% from Corporate and 26% from Republic of Ireland SME portfolios.

When a specific provision is raised on a forborne loan, the loan ceases to be classified as forborne. It is expected that most loans that ultimately require a specific provision will previously have experienced a breach of loan terms and, in a large proportion of these cases, some element of forbearance will have been granted in order to provide flexibility to both the Group and the borrower to explore the optimum resolution for both parties.

At 31 December 2014, €0.5 billion or 7% of total forborne loans were classified as default (31 December 2013: €0.9 billion or 11%).

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

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION

General Information on the Company

The Governor and Company of the Bank of Ireland was established as a chartered corporation by an Act of the Irish Parliament of 1781/2 and by a Royal Charter of King George III in 1783. The Bank of Ireland Group had total assets of €130 billion at 31 December 2014. The address of the principal executive offices is 40 Mespil Road, Dublin 4, Ireland. (Telephone +35316378000).

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

Subsidiaries of the Group include Bank of Ireland (UK) plc (which comprises the financial services relationship with the UK Post Office, its branch business in Northern Ireland, certain assets from its former intermediary sourced mortgage business, and other parts of its UK business banking operations), New Ireland Assurance Company plc, a life assurance and pensions company in Ireland and Bank of Ireland Mortgage Bank (BoIMB).

The Group provides a broad range of financial services in Ireland to all major sectors of the Irish economy. These include checking and deposit services, overdrafts, term loans, mortgages, business and corporate lending, international asset financing, leasing, instalment credit, invoice discounting, foreign exchange facilities, interest and exchange rate hedging instruments, executor, trustee, life assurance, pension and financial advisory services, including mergers and acquisitions. The Group provides services in euro and other currencies. The Group markets and sells its products on a domestic basis through its extensive nationwide distribution network in the Republic of Ireland, which consists of 246 full time service branches and c.1,829 ATMs, its direct telephone banking service, direct sales forces and its online services.

Competition

The Bank of Ireland Group faces on-going competition in all of its major markets. Other financial services groups, including local banks and domestic and foreign financial services companies, compete for business in these markets.

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

The general competitive environment in Ireland is subject to the operation of the Competition Act, 2002 (as amended). The Competition (Amendment) Act 2012 (which came into effect on 3 July 2012) has strengthened competition law enforcement. The main provisions of the Act include an increase from five

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

to ten years in the maximum prison sentence for conviction of an offence relating to anticompetitive agreements, decisions and concerted practices; increases in fines that may be imposed for competition offences from €4 million to €5 million; and measures making it easier for private individuals affected by anti-competitive practices to prove an action for damages against a cartelist, once public enforcement proceedings have successfully been taken. An existing provision (under section 10 of the Competition Act, 2002), which provides measures to assist juries in considering complex financial and economic evidence during trials for breaches of competition law, was also commenced.

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

As part of a wide initiative to encourage innovation and competition and to improve customer outcomes, the UK regulator has speeded up the licencing process for UK banks so that there is now a score of new entrants just launched or expected to launch. The objective is that these new banks, alongside a number of non-bank, technology-led entrants to financial services, will stimulate additional competition in the retail banking sector, potentially introducing a disruptive element that will challenge the position of the large incumbents in particular.

Technology-led changes on how customers spend, move and manage money are expected to continue at a pace and drive a host of new innovations.

Significant developments to the competitive landscape during 2014 included the respective flotations of TSB (out of Lloyds Banking Group) and Virgin Money while market volatility was reported to have

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

contributed to decisions by other small challenger banks to postpone a planned IPO until a later date. The Competition and Markets Authority (CMA) formally commenced an in-depth market investigation into the personal current account and SME banking sectors during 2014, a process that is expected to last 18 months with provisional findings likely to be presented during 2015.

International

In those markets where the Group's strategy is to create niche businesses internationally the range and number of competitors is even more extensive. In addition, certain businesses based in Ireland, such as corporate finance, face competition on an international rather than a national basis.

Inquiries

The Westminster Northern Ireland Affairs Committee inquiry into the banking structure in Northern Ireland reported in March 2015 and commented on a number of areas including the impact of changes to branch networks, the stability of IT systems, access to finance for SME's and the signs of recovery in the economy.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Supervision and Regulation

Ireland

1.     General regulation and supervision

The Single Supervisory Mechanism (SSM) is a system of financial supervision comprising the European Central Bank (ECB) and the national competent authorities of participating EU countries. The main aims of the SSM are to ensure the safety and soundness of the European banking system and to increase financial integration and stability in Europe.

Historically the Central Bank of Ireland has had overall responsibility for the authorisation and supervision of credit institutions operating in Ireland. From 4 November 2014 a number of supervisory responsibilities and decision making powers moved to the ECB.

The ECB is responsible for all core supervisory responsibilities as defined in the Council Regulation (EU) No. 1024/2013 (SSMR). The Central Bank retains responsibility for the supervision activities defined in the SSMR as non-core (eg. anti-money laundering, consumer protection).

Banks within the Eurozone have been categorised into Significant Institutions and Less Significant Institutions. For Significant Institutions, consisting of the larger institutions operating within Ireland, including the Bank, a Joint Supervisory Team (JST), led by the ECB and consisting of both ECB and Central Bank supervisors has been established. From a prudential perspective this team directly supervises the Bank. Those institutions defined as Less Significant continue to be directly supervised by Central Bank supervision teams.

The ECB has the power to grant and withdraw the authorisation of any credit institution and to assess the acquisition of holdings in credit institutions in the euro area. This is done jointly with the National Competent Authorities.

In carrying out its prudential tasks, as defined in the SSM Regulation, the ECB applies all relevant EU laws while the NCAs apply national law so that the Irish banking law regulations remain applicable. They consist primarily of the Central Bank Acts 1942 to 2013, including the Central Bank Reform Act 2010, the Central Bank and Credit Institutions (Resolution) Act 2011, the Central Bank (Supervision and Enforcement) Act 2013 (which are described in more detail below), the 1992 Licensing and Supervision Regulations (as amended), made by the Minister for Finance under the European Communities Act 1972 and regulatory notices issued by the Central Bank.

Measures by the Irish Government to support the Irish financial sector have resulted in closer supervision of financial institutions as well as additional regulatory requirements relating to the specific measures implemented.

The Central Bank Reform Act 2010 (the 2010 Reform Act) was commenced on 1 October 2010. The 2010 Reform Act created a single fully integrated Central Bank with a unitary board, the Central Bank Commission, chaired by the Governor of the Central Bank.

The Central Bank also has responsibility for ensuring the efficient and effective operation of payment and settlement systems, for the provision of analysis and comment to support national economic policy development and for the performance of functions imposed on the Central Bank under the Treaty of Rome and the Statute of the European System of Central Banks.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

The 2010 Reform Act also included:

•
the requirement for the Central Bank to approve, prior to their appointment, key office holders in financial service providers (the types of office holder to which this obligation applies are prescribed by secondary legislation or by orders issued by the Central Bank);

•
the power of the Central Bank to suspend or remove a director, chief executive or other senior executive (prescribed in secondary legislation) from his or her position in a financial services provider; and

•
the power of the Central Bank to impose levies for the purposes of funding regulation of financial service providers.

The 2010 Reform Act removed the promotion of financial services as one of the functions of the Central Bank. The 2010 Reform Act also provided for the transfer of some of the consumer information and education functions from the Central Bank to the Competition and Consumer Protection Commission (formerly the National Consumer Agency), with the Competition and Consumer Protection Commission being granted the power to impose levies on financial service providers, including the Bank, for the purposes of funding its performance of these functions.

On 1 September 2011, the Central Bank published its Regulations and Standards of Fitness and Probity under Part 3 of the Central Bank Reform Act 2010. The Central Bank published amended Regulations and revised Standards in November 2011 and again in September 2014. This Act gave the Central Bank wide ranging powers across the financial services industry to: approve or veto the appointment of people to certain positions; investigate and where appropriate remove or prohibit certain position holders; and set statutory standards of fitness and probity across the financial services industry.

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

The regulator may also prescribe ratios to be maintained between and requirements as to the composition of, the assets and liabilities of licensed banks and to make regulations for the prudent and orderly conduct of banking business of such banks.

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

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

•
Pillar II deals with the regulatory response to the first pillar whereby banks undertake an Internal Capital Adequacy Assessment Process (ICAAP) which is then subject to supervisory review; and

•
Pillar III (Market Discipline) involves the disclosure of a range of qualitative and quantitative information relating to capital and risk. CRD I also introduced a requirement to calculate capital requirements, and to set capital aside, with respect to operational risk. In assessing capital adequacy the Group is also required to set capital aside for market risk. The Group considers other methodologies of capital metrics used by rating agencies. Separately it also calculates economic capital based on its own internal models. The Group stress tests the capital held to ensure that under difficult conditions, it continues to comply with regulatory minimum ratios.

The Capital Requirements Directive (CRD IV) and the Capital Requirements Regulation (CRR) were published in the Official Journal of the EU on 27 June 2013. On 31 March 2014, the Minister for Finance signed into Irish law two regulations to give effect to CRD IV and CRR. The European Union (Capital Requirements) Regulations 2014 give effect to the CRD IV and the European Union (Capital Requirements) (No.2) Regulations 2014 give effect to a number of technical requirements in order that the CRR can operate effectively in Irish law. CRD IV also includes requirements for regulatory and technical standards to be published by the European Banking Authority (EBA). Many of these have not yet been published or their impact is uncertain.

The CRD IV legislation is being implemented on a phased basis from 1 January 2014, with full implementation from 1 January 2019. The CRD IV transition rules result in a number of new deductions from CET 1 capital being introduced on a phased basis typically with a 20% impact in 2014, 40% in 2015 and so on until 2018. The Central Bank published their 'Implementation of Competent Authority Discretions and Options in CRD IV and CRR' on 24 December 2013 which clarifies the application of transitional rules in Ireland under CRD IV. This document was finalised in May 2014 to reflect the Member State discretions and options that have been allocated to the Central Bank. The Group continues to expect to maintain a buffer above a CET 1 ratio of 10%, taking account of the transition rules and the intention to derecognise the 2009 Preference Stock from regulatory CET1 capital between January and July 2016. This provides for a meaningful buffer over regulatory requirements.

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

Licensed banks must notify if they wish to introduce a new charge or increase their existing fees and charges and related terms and conditions, and any changes therein from time to time to the Central Bank, who can direct that no fees, charges or increases or changes therein be made without its approval.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

Under the European Communities (Deposit Guarantee Schemes) Regulations, 1995 (as amended) the Central Bank operates a statutory depositor protection scheme. The Deposit Guarantee Scheme (DGS) protects depositors in the event of a licensed bank (the Bank) authorised by the Central Bank of Ireland being unable to repay deposits.

The DGS is administered by the Central Bank of Ireland and is funded by the credit institutions covered by the scheme. Each credit institution is required to maintain a Deposit Protection Account (DPA) equivalent to 0.2 percent of their total deposits, in order to fund the DGS.

Eligible deposits up to €100,000 per person per covered institution are protected. The DGS is obliged to issue compensation to depositors duly verified as eligible within 20 working days of a credit institution failing. The DGS does not have an end date.

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

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

In addition to the deposits covered by the above Regulations and by the Eligible Liabilities Guarantee scheme, certain other group deposits are covered by the deposit protection schemes in other jurisdictions, chiefly the UK Financial Services Compensation Scheme (in respect of deposits issued by Bank of Ireland (UK) plc).

The Central Bank has implemented a Consumer Protection Code. The original Consumer Protection Code has been updated and the revised Code is effective from 1 January 2012. The Consumer Protection Code requires regulated entities to know their customers and their suitability for products or services, to prepare terms of business and minimum levels of information for customers, including disclosure requirements and customer record obligations, to identify all charges, fees or other rewards connected with the supply of a service and to establish processes to deal with errors, complaints and conflicts of interest. There are also detailed rules on the fairness of advertising, and specific sectoral rules on banking products, loans, insurance services and investment products. The code was updated further in 2014 with a new chapter (chapter 13) relating to new obligations for Debt Management Firms. The rules strengthen protections for consumers using debt management services.

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

A financial services ombudsman's and a financial services ombudsman council have been established under the Central Bank and Financial Services Authority Act of 2004. This Act also sets out the functions and powers of that council and bureau, respectively. The Minister for Finance has signed a Statutory Instrument which gives the Financial Services Ombudsman (FSO) the power to publish reports identifying regulated financial service providers who, in the preceding financial year, have had at least three complaints against them substantiated or partly substantiated. This power came into effect on 1 September 2013.

On 13 March 2013, the Central Bank announced new measures to address mortgage arrears, which include changes to the existing Code of Conduct on Mortgage Arrears (CCMA). This revised Code was effective from 1 July 2013 and replaced the previous CCMA which became effective on the 1 January 2011. The

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Central Bank will consider regulatory action, including the imposition of additional capital requirements, for Irish banks that fail to meet targets or which demonstrate poor resolution strategies or poor execution of their strategies. In May 2013, the Central Bank issued enhanced provisioning, impairment and disclosure guidelines for mortgage loans in arrears greater than 90 days.

In 2012, the Central Bank introduced the Code of Conduct for Lending to Small and Medium Enterprises (SME Code) setting out new requirements for Lenders when dealing with small and medium enterprises (SME's) in, or facing financial difficulties. The Central Bank proposes to replace the SME Code with new statutory regulations during 2015. A draft form of these new statutory regulations have been published as part of a consultation process in January 2015. If adopted in their current form these regulations have additional requirements on Lenders in respect of dealing with SME's.

Credit Institutions (Stabilisation) Act 2010

The Credit Institutions (Stabilisation) Act 2010 (the Stabilisation Act) which expired on 31 December 2014, gave the Minister for Finance extensive powers of intervention regarding the affairs, assets and liabilities of certain covered financial institutions in Ireland, including the Bank pending the implementation in 2015 of the proposed Directive of The European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms (BRRD). Section 51, which permits the Minister to impose certain conditions on financial institutions that are in receipt of financial support, remains applicable.

The Central Bank and Credit Institutions (Resolution) Act 2011 (the Resolution Act 2011)

The Resolution Act 2011 replaces the Stabilisation Act 2010 with the permanent resolution regime currently applicable to all other relevant financial institutions (pending the implementation of the BRRD). Under the Resolution Act 2011 the Central Bank is given the authority to take over, run and break up troubled financial institutions as it seeks to minimise the cost of a bank failure for taxpayers. A special resolution fund is also to be set up, with a levy to be placed on banks to cover the cost of the Central Bank assuming control of a financial institution. The Resolution Act allows the Central Bank and the Minister respectively to require banks to be managed in the national interest rather than shareholders' interest. Under the Resolution Act, the Central Bank is also given the power to make an application to the High Court to appoint a special manager to run troubled banks and is also allowed to remove any staff directors or consultants. It can also create 'bridge banks' to take control of deposits and loans of a failed Institution pending their transfer to another bank.

The Central Bank (Supervision and Enforcement) Act 2013, (the '2013 Act')

The Central Bank (Supervision and Enforcement) Act, 2013 (the '2013 Act') has been in operation since 1 August 2013 for the purposes of strengthening the regulatory and enforcement powers of the Central Bank. Key powers and provision of the 2013 Act include:

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

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

The Banking Recovery and Resolution Directive (BRRD)

The aim of the BRRD is to equip national authorities with harmonised tools and powers to tackle bank crises at the earliest possible moment, and to minimise costs for taxpayers. Firms will be required to produce and maintain recovery plans. A recovery plan is a document, or set of documents, setting out the arrangements that a firm has in place to allow it to take early action to restore its long-term viability if there were a material deterioration of its financial situation. Firms must update their recovery plans at least annually or after any change to their legal or organisational structure, their business or their financial situation that could have a material effect on, or necessitate a change to their recovery plans. Firms must submit their recovery plans to competent authorities for assessment. The competent authorities will review the plans and, if they discover material deficiencies, they will direct firms to make appropriate changes to the plan.

The BRRD was adopted by the EU Council in May 2014 and came into force from 1 January 2015 with the bail-in system taking effect from 1 January 2016. Irish implementing legislation is expected in early quarter 1 2015.

Resolution authorities, in consultation with competent authorities, will be required to prepare resolution plans. A resolution plan is a document, or set of documents, prepared by authorities setting out how a firm might be resolved in an orderly fashion and its essential functions preserved, if it were to fail. This includes the potential application of resolution tools and powers as well as options for ensuring the continuity of critical functions. Resolution plans should be updated at least annually or after any change to firms' legal or organisational structure, their business or their financial situation that could have a material effect on, or necessitate a change to their resolutions. Individual firms are expected to provide the necessary information to resolution authorities to enable them to prepare these plans. The Group submitted a range of information to the Central Bank in this regard throughout 2014.

Revised Central Bank of Ireland Corporate Governance Code

A revised Irish Code was published on 23 December 2013 (the 'Revised Irish Code'). The Revised Irish Code contains the minimum requirements that the Bank must meet in order to promote strong and effective governance. The Revised Irish Code applies to the Bank with effect from 1 January 2015.

Revised UK Corporate Governance Code

The UK Code, as updated in September 2014, will apply to the Bank for the financial year ended 31 December 2015 and its implications for the Bank are under consideration.

Amending Regulations on the Fitness & Probity Regime

The Central Bank has published an Amending Regulation on Fitness & Probity (S.I. 394 of 2014), which introduces a number of changes to the Fitness & Probity (F&P) Regime.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

The Amending Regulation is accompanied by non-statutory Guidance on the Fitness and Probity Amendments 2014 which provides further information on the amended Regulation. This includes an updated FAQ on this topic to assist regulated financial service providers in complying with their obligations under the Amending Regulation. The F & P due diligence files and the appropriate board papers for submission to in-scope entity boards will be prepared and executed in advance of the June 2015 deadline.

Protected Disclosures Act 2014

This Act represents a new standard of international best practice for whistle-blowers in Ireland. The Bank currently operates a Speak-up policy for employees to notify a manager or senior colleague where they believe a malpractice has occurred. Whilst there is existing legislation protecting whistleblowers in the private sector, this new legislation will cover all sectors and will provide more protection than any of the previous legislation.

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

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

NPRFC Investment

See note 59 to the Consolidated Financial Statements and Charter and Bye-Laws on pages 167 to 174.

On 22 December 2014, the assets and liabilities of the National Pensions Reserve Fund were transferred to the ISIF by operation of law pursuant to the National Treasury Management Agency (Amendment) Act 2014.

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

Single Supervisory Mechanism

The SSM was introduced by way of the Council Regulation (EU) of 15 October 2013 conferring specific tasks on the European Central Bank concerning policies relating to the prudential supervision of credit institutions (the SSM Regulations) and the Regulations (EU) of 16 April 2014 establishing the framework for cooperation within the SSM between the ECB and national competent authorities and with national designated authorities (SSM Framework Regulations).

The SSM is a core element of the EU's proposals for a European banking union. Under the SSM, the ECB carries out key supervisory tasks for banks in EU member states participating in the European banking union, with other tasks assigned to NCAs of participating member states. The ECB assumed its SSM supervisory role on 4 November 2014.

Banking Inquiry

During 2014, the Government launched a Joint Committee of Inquiry into the Banking Crisis (the 'Banking Inquiry') under the Houses of the Oireachtas (Inquiries, Privileges and Procedures) Act 2013. The Banking Inquiry will address the reasons Ireland experienced a systemic banking crisis, including the political, economic, social, cultural, financial and behavioural factors and policies which impacted on or contributed to the crisis, and the preventative reforms implemented in the wake of the crisis. The Banking Inquiry has issued a direction to the Bank to provide certain documentation to it.

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

Governor and Company of the Bank of Ireland

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

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

Regulatory oversight by the PRA and FCA

Both the PRA and FCA's powers and responsibilities derive from the Financial Services and Markets Act (FSMA). The scope of the FSMA was extended in 2004 to include the sale and administration of certain retail mortgages, and in 2005 for general insurance intermediation. It was further extended in 2009 to include the provision of certain banking services that were previously covered by the UK Banking Code. On 1 April 2014 the FCA replaced the Office of Fair Trading (OFT) as the statutory regulatory body for credit and loan arrangements falling within the scope of the Consumer Credit Act 1974 (as amended).

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

Both regulators employ methods of supervising banks in a manner consistent with the perceived threat that the institution poses to the regulatory bodies' statutory objectives. This supervisory approach will include the regular reporting of statistical information and a regular set of returns giving levels of capital and liquidity, balance sheet and consolidated statement of income data, material on the maturity structure of assets and liabilities, sector-analysis of business and details of concentration of risk in assets and deposits. Review meetings are held by both the PRA and FCA with the management of regulated firms. The PRA also publishes requirements it expects banks to meet on matters such as capital adequacy, limits on large exposures to individual entities and groups of closely connected entities, and liquidity. The PRA can also, at its discretion, utilise its powers under Section 166 of the FSMA to require the firm to commission

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Skilled Persons to undertake focused reviews of its business. As part of this process the Skilled Person is required to report their findings and recommendations directly to the PRA.

In order to maintain authorisation under the FSMA, regulated firms (such as Bank of Ireland (UK) plc) must be able to demonstrate that they meet (and will continue to meet) a number of threshold conditions set out in the FSMA. For example, authorised firms must have adequate financial resources, not have close links of a nature that would impede the regulatory bodies' supervision of the firm and generally satisfy both regulatory bodies that they are a fit and proper person. In addition, banks are subject to the rules set out in the FCA and PRA Handbook, which also provides guidance on the application and interpretation of these rules. The relevant Handbook contains rules governing senior management arrangements, systems and controls, conduct of business, training and competence, money laundering and complaints handling. Any person within a regulated firm performing a controlled function will also need to be personally approved by both the PRA or FCA under the Approved Persons regime. Approved persons are individually regulated by the PRA and FCA, and personally accountable to it, and must meet on-going standards of conduct and fitness and propriety. Each regulatory body has the power to take a wide range of disciplinary actions against regulated firms and any approved persons, including private warnings, public censure, the imposition of fines, the variation, suspension or termination of the firm's authorisation or the removal of approved status from individuals.

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

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

The Financial Service Compensation Scheme

The FSMA established the Financial Services Compensation Scheme (FSCS). This applies to the activities of Bank of Ireland (UK) plc but not those of the Governor and Company of the Bank of Ireland in the UK (which are covered by the Irish compensation scheme arrangements summarised above), The FSCS pays compensation to eligible customers of FSA authorised financial services firms that are unable, or likely to be unable, to pay claims against them. The levels of compensation are, for example, for firms declared in default on or after 1 January 2010 (31 December 2010 deposits), per eligible customer, per firm and per type of claim: (a) for deposits, 100% of the first £85,000 (100% of the first sterling amount equivalent to €100,000 for firms declared in default on or after 1 January 2011); (b) for mortgage advice and arranging, 100% of the first £50,000; and (c) for insurance, 90% of the claim with no upper limit (except compulsory insurance is protected in full). Claims on the FSCS are funded by loans from the Bank of England and by levies on PRA / FCA authorised firms. FSA authorised deposit takers may be required to pay increased levies to repay such loans from the Bank of England.

Financial Ombudsman Service

The FSMA also established the Financial Ombudsman Service (FOS), which determines complaints by eligible complainants in relation to FSA authorised financial services firms, consumer credit licensees and

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

certain other businesses, in respect of activities and transactions within its jurisdiction. These arrangements cover the activities of both Bank of Ireland (UK) plc and the Governor and Company of the Bank of Ireland in the UK.

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

The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act) contains far reaching regulatory reform, and will change the way in which the Group is regulated in the US and in some cases outside the US. Since enactment of the Dodd-Frank Act in July 2010, there has been a stream of proposed regulations and final regulations issued by the various financial sector administrative agencies (e.g., the SEC, the CFTC, the Federal Reserve Board) and others are expected. These regulations include new rules for derivatives trading, reporting and clearing, prohibitions on proprietary trading, and the sponsorship of, and investment in, hedge funds and private equity funds (the 'Volcker rule'), new regulations for foreign investment advisors, systemic risk oversight, heightened prudential standards and the annual submission to US Regulators of a Living Will or resolution plan. The Dodd-Frank Act also

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

makes changes to the corporate governance requirements applicable to Boards, of publically traded foreign banking organisations, as well as shareholder 'say-on-pay' proxies for executive compensation and severance payments for departing employees. Under the heigthened prudential standards that have been finalized, the Bank will be (i) subject to risk-based and leverage capital requirements on a consolidated basis consistent with the Basel Committee's regulatory capital framework which can be satisfied by meeting its Irish requirements, (ii) required to meet internal liquidity stress testing requirements under Irish law for its consolidated operations or its combined US operations only, (iii) required to be subject to and satisfy Irish general stress test requirements including stress tests conducted or evaluated by the Central Bank and management related stress tests governance and control requirements, (iv) required to maintain a committee of its Court, on a standalone basis or as part of its enterprise-wide risk committee (or equivalent thereof), which oversees the risk management policies of its combined US operations and has at least one member with experience in 'identifying, assessing, and managing risk exposures of large, complex firms' and (v) subject to a debt-to-equity ratio limitation of no more than 15-to-1. A failure to meet any of these requirements could result in the Bank and the Bank's US operations and subsidiaries being subject to additional requirements, conditions or restrictions. As of this date, it is still uncertain whether the cost or impact of compliance with the Dodd-Frank Act will be materially adverse (measured by revenue) to the Group.

A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions issued by the Office of Foreign Assets Control. The Bank Secrecy Act as amended by the USA PATRIOT Act imposes obligations on the Branch and the Group's subsidiaries to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their clients to ensure compliance with US economic sanctions against designated foreign countries, nationals and others. Failure to maintain and implement adequate programmes to combat money laundering and terrorist financing or to ensure economic sanctions compliance, could have serious consequences, in legal and monetary terms and in terms of the Bank's reputation.

Isle of Man

Following a strategic review of its businesses, the Group has taken the decision to cease all operations through its subsidiary, BOI IOM (formerly Bank of Ireland (IOM) Limited).

As a consequence of this decision, an orderly wind down of the business commenced on 6 August 2013. This involved the closure of all banking relationships held with the Bank. Customers were informed of BOI IOM's intentions with regard to the closure and appropriate notice was given of changes to existing terms and conditions.

BOI IOM surrendered its Banking Licence on 2 June 2014 and the remaining operations in respect of the company ceased on 31 August 2014.

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

On 5 November 2014, the Group terminated its customer relationship with the Embassy of Iran in Ireland and related Embassy personnel; and closed all related accounts on that day also. These accounts were used for local expenses and were operated in accordance with applicable local law and authorisations. For the period covered by this report, the Group had €386 (three hundred and eighty six euro) in gross revenues for all Iranian bank-related activity described in this section, which includes fees and / or commissions. The Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profits measure.

Interest Rates—Ireland, UK and US

	31 December 2014%	31 December 2013%	31 December 2012%
Ireland
European interbank offered rate:
One month Euribor	0.02%	0.22%	0.11%
Three month Euribor	0.08%	0.29%	0.19%
United Kingdom
London interbank offered rate:
One month	0.50%	0.49%	0.49%
Three month	0.56%	0.53%	0.52%
United States
Prime Rate	3.25%	3.25%	3.25%

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Average Balance Sheet and Interest Rates

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for the year ended 31 December 2014, the year ended 31 December 2013 and the year ended 31 December 2012. The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit. The average balances used are considered to be representative of the operations of the Group. The explanation of the underlying business trends in the Group's net interest margin is explained on pages 26 and 27.

	31 December 2014			31 December 2013			31 December 2012
ASSETS	Average balance €m	Interest €m	Rate %	Average balance €m	Interest €m	Rate %	Average balance €m	Interest €m	Rate %
Loans and advances to banks(1)
Domestic offices	3,112	8	0.3	3,722	18	0.5	6,417	56	0.9
Foreign offices	5,477	27	0.5	7,144	33	0.5	11,093	48	0.4
Loans and advances to customers(2)
Domestic offices	46,975	1,918	4.1	49,486	2,119	4.3	52,953	2,272	4.3
Foreign offices	36,904	1,100	3.0	38,346	1,110	2.9	45,676	1,164	2.5
Available for sale financial assets and NAMA senior bonds
Domestic offices	15,362	361	2.3	15,480	382	2.5	15,878	463	2.9
Foreign offices	1,152	18	1.6	569	7	1.2	245	3	1.2
Other financial assets at fair value through profit or loss
Domestic offices	—	—	—	—	—	—	1	—	—
Foreign offices	—	—	—	12	—	—	28	—	—

Total interest earning assets	108,982	3,432	3.1	114,759	3,669	3.2	132,291	4,006	3.0

Domestic offices	65,449	2,287	3.5	68,688	2,519	3.7	75,249	2,791	3.7
Foreign offices	43,533	1,145	2.6	46,071	1,150	2.5	57,042	1,215	2.1

	108,982	3,432	3.1	114,759	3,669	3.2	132,291	4,006	3.0
Non interest earning assets	21,975	—	—	21,821	—	—	20,285	—	—

Total assets	130,957	3,432	2.6	136,580	3,669	2.7	152,576	4,006	2.6

Percentage of assets applicable to foreign activities			34%			34.6%			38.8%

(1)
Including Cash and balances at Central banks.

(2)
Including assets classified as held for sale.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

	31 December 2014			31 December 2013			31 December 2012
LIABILITIES AND STOCKHOLDERS' EQUITY	Average balance €m	Interest €m	Rate %	Average balance €m	Interest €m	Rate %	Average balance €m	Interest €m		Rate %
Deposits from banks
Domestic offices	6,226	34	0.5	14,823	131	0.9	28,936	362		1.3
Foreign offices	352	5	1.4	484	7	1.4	522	9		1.7
Customer accounts
Domestic offices	31,013	303	1.0	31,427	533	1.7	31,302	739		2.4
Foreign offices	25,122	357	1.4	26,142	533	2.0	27,819	920		3.3
Debt securities in issue
Domestic offices	14,598	197	1.3	13,134	263	2.0	15,065	425		2.8
Foreign offices	1,544	15	1.0	1,776	20	1.1	2,069	25		1.2
Subordinated liabilities
Domestic offices	1,939	188	9.7	1,468	166	11.3	1,149	144	(1)	12.5
Foreign offices	163	12	7.4	160	12	7.5	239	15		6.3

Total interest bearing liabilities	80,957	1,111	1.4	89,414	1,665	1.9	107,101	2,639		2.5

Domestic offices	53,776	722	1.3	60,852	1,093	1.8	76,452	1,670		2.2
Foreign offices	27,181	389	1.4	28,562	572	2.0	30,649	969		3.2

	80,957	1,111	1.4	89,414	1,665	1.9	107,101	2,639		2.5
Current accounts	17,669	—	—	15,703	—	—	13,585	—		—
Other non interest bearing liabilities	24,140	—	—	23,403	—	—	22,727	—		—
Stockholders' equity	8,191	—	—	8,059	—	—	9,163	—		—

Total liabilities and stockholders' equity	130,957	1,111	0.8	136,579	1,665	1.2	152,576	2,639		1.7

Net yield on interest on earning assets(2)
Domestic offices			2.4			2.1				1.5
Foreign offices			1.7			1.2				0.4
Percentage of liabilities applicableto foreign activities			24.2%			25.7%				25.3%

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

Change in Net Interest Income

Volume and Rate Analysis

The following table allocates changes in net interest income between volume and rate for the year ended 31 December 2014 compared to the year ended 31 December 2013 and the year ended 31 December 2013 compared to the year ended 31 December 2012. Volume and rate variances have been calculated based on movements in average balances over the period and changes in average interest earning assets and average interest bearing liabilities. Changes due to a combination of volume and rate are allocated rateably to volume and rate.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

	Increase / (decrease) due to change in
	Year ended 31 December 2014			Year ended 31 December 2013
	Average volume €m	Average rate €m	Net change €m	Average volume €m	Average rate €m	Net change €m
INTEREST EARNING ASSETS
Loans to and advances to banks
Domestic offices	(3)	(7)	(10)	(18)	(20)	(38)
Foreign offices	(8)	2	(6)	(19)	4	(15)
Loans and advances to customers
Domestic offices	(105)	(96)	(201)	(148)	(5)	(153)
Foreign offices	(48)	38	(10)	(353)	299	(54)
Available for sale financial assets
Domestic offices	(3)	(18)	(21)	(11)	(70)	(81)
Foreign offices	9	2	11	4	—	4
Other financial assets at fair value through profit or loss
Domestic offices	—	—	—	—	—	—
Foreign offices	—	—	—	—	—	—
Other	—	—	—	—	—	—

Total interest income	(158)	(79)	(237)	(545)	208	(337)

INTEREST BEARING LIABILITIES
Deposits from banks
Domestic offices	(60)	(40)	(100)	(146)	(86)	(232)
Foreign offices	—	1	1	—	(1)	(1)
Customer accounts
Domestic offices	(7)	(223)	(230)	3	(209)	(206)
Foreign offices	(20)	(156)	(176)	(53)	(334)	(387)
Debt securities in issue
Domestic offices	34	(100)	(66)	(50)	(112)	(162)
Foreign offices	(2)	(3)	(5)	(3)	(2)	(5)
Subordinated liabilities
Domestic offices	40	(18)	22	34	(12)	22
Foreign offices	—	—	—	(7)	4	(3)
Other	—	—	—	—	—	—

Total interest expense	(15)	(539)	(554)	(222)	(752)	(974)

Total change in net interest income	(143)	460	317	(323)	960	637

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Description of Assets and Liabilities

The following sections provide information relating to the assets and liabilities of the Bank of Ireland Group.

Assets

Loan portfolio

Loans and advances to customers in the tables on pages 443 to 453 include loans and advances to customers and loans held for sale at 31 December 2011 and 31 December 2010. There were no loans held for sale at 31 December 2014, 31 December 2013 and 31 December 2012. For an analysis of the asset quality of the Group's loans and advances to customers, see pages 92 to 109.

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

The Group's residential mortgage portfolio at 31 December 2014 is widely diversified by individual borrower and amounts to 57% (31 December 2013: 56%) of loans and advances to customers (pre impairment provisions).

The Group loan book comprises exposure of 17% or €15 billion (31 December 2013: 18% / €17 billion) to property and construction lending, and exposure of 10% or €9 billion (31 December 2013: 10% / €9 billion) to business and other services.

With the exception of residential mortgages, property and construction and business and other services, the Group's exposure to credit risk from its lending activities in any individual sector or industry does not exceed 10% of loans and advances to customers.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Total loans and advances to customers

The following tables set forth the Bank of Ireland Group's total loans and advances to customers at 31 December 2014, 2013, 2012, 2011 and 2010 using data prepared in accordance with IFRS.

The Risk Management Report on pages 113 to 119 contains a description of the Group's loan loss provisioning methodology. Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

	31 December 2014 €m	31 December 2013 €m	31 December 2012 €m	31 December 2011 €m	31 December 2010 €m
Ireland
Personal
—Residential mortgages	25,588	26,700	27,485	27,854	28,067
—Other lending	1,484	1,506	1,665	1,993	2,401
Property and construction	8,762	9,144	9,877	10,381	11,761
Business and other services	6,332	6,323	6,771	9,193	9,660
Manufacturing	2,798	2,627	3,094	3,160	3,806
Distribution	2,736	2,883	3,289	3,469	3,897
Transport	1,267	1,437	1,532	1,186	1,225
Financial	569	880	787	906	1,758
Agriculture	1,454	1,499	1,492	1,628	1,609
Energy	456	599	684	838	1,454

Total Ireland	51,446	53,598	56,676	60,608	65,638

United Kingdom & Other
Personal
—Residential mortgages	25,395	24,946	27,543	29,636	32,199
—Other lending	1,470	1,316	1,337	1,321	1,298
Property and construction	6,457	7,658	9,285	10,199	13,501
Business and other services	2,609	3,161	3,484	3,849	4,461
Manufacturing	1,253	1,174	1,011	1,134	1,581
Distribution	147	176	264	591	758
Transport	124	180	61	198	324
Financial	113	177	169	262	310
Agriculture	496	283	246	205	161
Energy	30	86	89	99	69

Total United Kingdom & Other	38,094	39,157	43,489	47,494	54,662

Gross loans and advances to customers	89,540	92,755	100,165	108,102	120,300

Allowance for loan losses	(7,423)	(8,241)	(7,544)	(6,365)	(5,050)

Total loans and advances to customers	82,117	84,514	92,621	101,737	115,250

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Total loans to customers (%)

The following table sets forth the percentage of total loans to customers represented by each category of loan at 31 December 2014, 2013, 2012, 2011 and 2010 using data prepared in accordance with IFRS.

	31 December 2014%	31 December 2013%	31 December 2012%	31 December 2011%	31 December 2010%
Ireland
Personal
—Residential mortgages	28.6	28.8	27.4	25.8	23.3
—Other lending	1.7	1.6	1.7	1.8	2.0
Property and construction	9.8	9.9	9.9	9.6	9.8
Business and other services	7.1	6.8	6.8	8.5	8.0
Manufacturing	3.1	2.8	3.1	2.9	3.2
Distribution	3.1	3.1	3.3	3.2	3.3
Transport	1.4	1.5	1.5	1.1	1.0
Financial	0.6	0.9	0.7	0.9	1.5
Agriculture	1.6	1.6	1.4	1.5	1.3
Energy	0.5	0.6	0.7	0.8	1.2

Total Ireland	57.5	57.6	56.5	56.1	54.6

United Kingdom & Other
Personal
—Residential mortgages	28.4	26.9	27.5	27.4	26.8
—Other lending	1.6	1.4	1.3	1.2	1.1
Property and construction	7.2	8.3	9.3	9.4	11.2
Business and other services	2.9	3.5	3.5	3.6	3.7
Manufacturing	1.4	1.3	1.0	1.1	1.3
Distribution	0.2	0.2	0.3	0.5	0.6
Transport	0.1	0.2	0.1	0.2	0.3
Financial	0.1	0.2	0.2	0.2	0.2
Agriculture	0.6	0.3	0.2	0.2	0.1
Energy	—	0.1	0.1	0.1	0.1

Total United Kingdom & Other	42.5	42.4	43.5	43.9	45.4

Group total loan portfolio	100.0	100.0	100.0	100.0	100.0

Analysis of Loans to Customers by Maturity and Interest Rate Sensitivity

The following tables analyse loans by maturity and interest rate sensitivity. Overdrafts, which represent a significant proportion of the portfolio, are classified as repayable within one year. Approximately 5% of the Bank of Ireland Group's loan portfolio at 31 December 2014 was provided on a fixed rate basis. Fixed-rate loans are defined as those loans for which the interest rate is fixed for the full life of the loan. Variable-rate loans include some loans for which the interest rate is fixed for an initial period (e.g. some

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

residential mortgages) but not for the full life of the loan. The interest rate exposure is managed by Global Markets within agreed policy parameters. See Risk Management Report on pages 68 to 144.

	Within 1 year €m	After 1 year but within 5 years €m	After 5 years €m	Total €m
Ireland	10,367	13,221	27,858	51,446
United Kingdom & Other	8,539	10,263	19,292	38,094

Total loans by maturity	18,906	23,484	47,150	89,540

Fixed rate	1,529	2,009	847	4,385
Variable rate	17,377	21,475	46,303	85,155

Total loans by maturity	18,906	23,484	47,150	89,540

The following table sets forth an analysis of loans by maturity within each classification as at 31 December 2014.

	Within 1 year €m	After 1 year but within 5 years €m	After 5 years €m	Total €m
Ireland
Personal
—Residential mortgages	1,241	4,762	19,585	25,588
—Other lending	1,097	275	112	1,484
Property and construction	3,301	3,107	2,354	8,762
Business and other services	1,623	1,959	2,750	6,332
Manufacturing	722	1,197	879	2,798
Distribution	1,116	788	832	2,736
Transport	315	321	631	1,267
Financial	295	268	6	569
Agriculture	469	486	499	1,454
Energy	188	58	210	456

Total Ireland	10,367	13,221	27,858	51,446

United Kingdom & Other
Personal
—Residential mortgages	1,990	6,405	17,000	25,395
—Other lending	834	635	1	1,470
Property and construction	4,272	1,261	924	6,457
Business and other services	876	982	751	2,609
Manufacturing	211	616	426	1,253
Distribution	58	39	50	147
Transport	23	70	31	124
Financial	28	24	61	113
Agriculture	242	228	26	496
Energy	5	3	22	30

Total United Kingdom & Other	8,539	10,263	19,292	38,094

Group total loan portfolio	18,906	23,484	47,150	89,540

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Movement in the allowances for loan losses

An analysis of the Group's impairment provisions at 31 December 2014 is set out in note 27 to the Consolidated financial statements.

Impaired loans reduced from €15,785 million at 31 December 2013 to €13,398 million at 31 December 2014, or from 1,702 basis points to 1,496 basis points of total loans.

Total balance sheet provisions against loans and advances to customers were €7,423 million at 31 December 2014 compared to €8,241 million at 31 December 2013. Impairment provisions as a percentage of total loans were 829 basis points (31 December 2013: 888 basis points), the ratio being 315 basis points (31 December 2013: 388 basis points) for the Group mortgage book and 1,509 basis points (31 December 2013: 1,518 basis points) for non-mortgage lending.

Impairment provisions as a percentage of impaired loans (the 'Coverage Ratio') is 55% at 31 December 2014, which compares to 52% at 31 December 2013.

The following table presents information regarding the movement in the allowance for loan losses for the year ended 31 December 2014, 2013, 2012, 2011 and 2010 using data prepared in accordance with IFRS.

	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Allowance at beginning of period	8,241.1	7,543.6	6,365.1	5,049.8	5,775.0
Total allowance	8,241.1	7,543.6	6,365.1	5,049.8	5,775.0
Exchange and other adjustments	125.9	(38.2)	34.3	48.0	28.5
Other Movements	136.3	146.4	115.2	(106.5)	(2,141.4)
Recovery of amounts previously charged off:
Ireland	(10.4)	(2.8)	3.0	2.6	(3.2)
United Kingdom & Other	16.8	15.0	8.2	4.3	8.4

Total recovery of amounts previously charged off	6.4	12.2	11.2	6.9	5.2

Amounts charged off:
Ireland	(963.0)	(772.1)	(396.9)	(293.2)	(566.1)
United Kingdom & Other	(666.0)	(315.9)	(309.4)	(322.4)	(167.8)

Total amounts charged off	(1,629,0)	(1,088.0)	(706.3)	(615.6)	(733.9)
Provision for impairment losses charged to income:
Ireland	439.8	1,234.2	1,285.4	1,491.6	1,594.2
United Kingdom & Other	250.3	430.8	438.7	490.9	522.2

	690.1	1,665.0	1,724.1	1,982.5	2,116.4
Impairment loss write back	(148.0)	—	—	—	—
Allowance at end of period	7,422.8	8,241.1	7,543.6	6,365.1	5,049.8

Total allowance	7,422.8	8,241.1	7,543.6	6,365.1	5,049.8

Total allowance is split as follows:
Loans and advances to customers	7,422.8	8,241.1	7,543.6	6,365.1	4,974.4
Loans held for sale to NAMA	—	—	—	—	75.4

Total allowance	7,422.8	8,241.1	7,543.6	6,365.1	5,049.8

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Provisions and allowances for loan losses (%)

The following table presents additional information regarding provisions and allowances for loan losses for the year ended 31 December 2014, 2013, 2012, 2011 and 2010 using data prepared in accordance with IFRS.

	Year ended 31 December 2014%	Year ended 31 December 2013%	Year ended 31 December 2012%	Year ended 31 December 2011%	Year ended 31 December 2010%
Allowance at end of year as a percentage of total loans to customers at end of year:
Ireland	11.07	11.64	10.05	7.78	5.41
United Kingdom & Other	4.53	5.11	4.25	3.47	2.74

Total	8.29	8.88	7.53	5.89	4.20

Specific	7.50	7.92	6.83	4.96	3.52
IBNR	0.79	0.96	0.70	0.93	0.67

Total	8.29	8.88	7.53	5.89	4.20

Allowance at end of year as a percentage of impaired loans at end of year
Ireland	57.81	56.04	49.90	50.76	45.54
United Kingdom & Other	48.70	43.05	37.87	39.38	41.80

Total	55.40	52.21	46.30	47.23	44.36

Average loans to customers(1) (€m)	91,144	95,016	104,617	113,582	131,016
Provisions charged to income as a percentage of average loans to customers:
Specific	0.81	1.55	1.94	1.57	1.86
IBNR	(0.22)	0.20	(0.29)	0.18	(0.24)

Total	0.59	1.75	1.65	1.75	1.62

Net loans charged off as a percentage of average loans to customers	1.79	1.15	0.68	0.54	0.56

*
Annualised.

(1)
Average loans include average interest earning and non-interest earning loans.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Loans charged off

The following table provides information regarding loans charged off for the year ended 31 December 2014, 2013, 2012, 2011 and 2010 using data prepared in accordance with IFRS.

	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Ireland
Personal
—Residential mortgages	248.0	150.0	10.0	2.3	7.0
—Other lending	47.3	62.1	79.9	109.1	165.8
Property and construction	394.3	79.7	53.7	15.2	124.9
Business and Other Services	176.5	282.0	97.7	66.7	41.8
Manufacturing	39.8	58.3	32.0	50.0	140.3
Distribution	46.8	73.3	109.1	31.6	40.0
Transport	35.6	47.2	4.2	7.1	16.9
Financial	1.9	1.1	3.1	6.4	22.2
Agriculture	7.2	6.9	6.7	4.0	7.0
Energy	0.3	11.5	0.5	0.8	0.2

	997.7	772.1	396.9	293.2	566.1

United Kingdom & Other
Personal
—Residential mortgages	26.4	37.4	40.5	46.5	36.7
—Other lending	24.3	27.2	35.3	37.4	36.9
Property and construction	432.9	153.0	110.3	151.3	74.8
Business and Other Services	134.2	87.1	73.5	52.7	7.6
Manufacturing	13.2	1.8	32.1	2.3	0.9
Distribution	—	8.7	3.5	25.4	0.2
Transport	—	0.2	0.4	0.5	0.5
Financial	—	—	9.3	4.9	9.3
Agriculture	0.3	0.5	1.1	1.4	0.9
Energy	—	—	3.4	—	—

	631.3	315.9	309.4	322.4	167.8

Group total	1,629.0	1088.0	706.3	615.6	733.9

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Recoveries of loans previously charged off

The following table presents an analysis of the Group's recoveries of loans previously charged off (net of legal fees) for the year ended 31 December 2014, 2013, 2012, 2011 and 2010 using data prepared in accordance with IFRS.

	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Ireland
Personal
—Residential mortgages	(21.3)	(10.8)	(4.8)	(2.2)	(1.1)
—Other lending	9.7	9.0	8.3	6.1	0.6
Property and construction	(0.7)	(1.7)	(1.5)	(1.5)	(1.6)
Business and Other Services	1.9	0.7	1.0	0.2	(0.8)
Manufacturing	—	—	—	—	—
Distribution	—	—	—	—	(0.1)
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Agriculture	—	—	—	—	(0.2)

	(10.4)	(2.8)	3.0	2.6	(3.2)

United Kingdom & Other
Personal
—Residential mortgages	3.0	3.4	1.5	(0.2)	2.2
—Other lending	5.5	5.5	5.0	4.2	3.8
Property and construction	7.2	5.0	1.3	—	—
Business and Other Services	1.1	1.1	0.4	0.3	2.4
Manufacturing	—	—	—	—	—
Distribution	—	—	—	—	—
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Agriculture	—	—	—	—	—
Commercial mortgages	—	—	—	—	—

	16.8	15.0	8.2	4.3	8.4

Group total	6.4	12.2	11.2	6.9	5.2

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Analysis of allowances for loan losses by sector

The following table presents an analysis of allowances for loan losses at 31 December 2014, 2013, 2012, 2011 and 2010 using data prepared in accordance with IFRS.

	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Ireland
Personal
—Residential mortgages	1,130.6	1,337.6	1,159.4	606.5	377.0
—Other lending	115.7	148.6	166.7	194.5	223.3
Property and construction	2,497.2	2,553.7	2,399.0	1,884.1	1,395.5
Business and Other Services	763.1	860.9	776.7	615.1	491.3
Manufacturing	199.9	177.7	193.6	171.5	153.7
Distribution	318.9	317.2	343.4	344.9	265.7
Transport	58.9	62.6	65.2	58.4	48.0
Financial	15.0	13.4	14.8	6.4	10.2
Agriculture	65.3	64.7	59.1	58.7	42.8
Energy	1.0	1.1	5.2	23.4	7.5

	5,165.6	5,537.5	5,183.1	3,963.5	3,015.0

United Kingdom & Other
Personal
—Residential mortgages	45.1	52.0	65.1	56.1	63.2
—Other lending	26.9	31.9	35.4	40.7	39.7
Property and construction	1,316.4	1,436.8	1,318.2	1,051.5	890.5
Business and Other Services	138.1	244.5	187.5	164.6	149.4
Manufacturing	15.1	39.5	31.6	63.7	40.1
Distribution	—	—	11.7	9.0	23.3
Transport	2.6	2.5	2.6	3.4	0.6
Financial	1.8	1.7	3.2	11.6	15.3
Agriculture	1.7	1.7	1.7	1.9	1.6
Energy	2.2	2.0	0.9	—	—

	1,549.9	1,812.6	1,657.9	1,402.5	1,223.7

Total specific allowance	6,715.5	7,350.1	6,841.0	5,366.0	4,238.7

Total IBNR allowance	707.1	891.0	702.6	999.1	811.1

Total Group allowance	7,422.6	8,241.1	7,543.6	6,365.1	5,049.8

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Loan losses as a percentage of total loans

The following table presents for each sector an analysis of allowances for loan losses as a percentage of total loans at 31 December 2014, 2013, 2012, 2011 and 2010 using data prepared in accordance with IFRS.

	Year ended 31 December 2014%	Year ended 31 December 2013%	Year ended 31 December 2012%	Year ended 31 December 2011%	Year ended 31 December 2010%
Ireland
Personal
—Residential mortgages	4.42	5.01	4.22	2.18	1.34
—Other lending	7.80	9.87	10.01	9.76	9.30
Property and construction	28.50	27.93	24.29	18.15	11.87
Business and other services	12.05	13.62	11.47	6.69	5.08
Manufacturing	7.15	6.76	6.26	5.43	4.04
Distribution	11.66	11.00	10.44	9.94	6.82
Transport	4.65	4.36	4.26	4.92	3.92
Financial	2.63	1.52	1.88	0.71	0.58
Agriculture	4.49	4.32	3.96	3.61	2.66
Energy	0.23	0.18	0.76	2.79	0.52

	10.04	10.33	9.15	6.54	4.59

United Kingdom & Other
Personal
—Residential mortgages	0.18	0.21	0.24	0.19	0.20
—Other lending	1.83	2.42	2.65	3.08	3.06
Property and construction	20.39	18.76	14.2	10.31	6.60
Business and Other Services	5.29	7.73	5.38	4.28	3.35
Manufacturing	1.20	3.36	3.13	5.62	2.54
Distribution	0.01	0.01	4.43	1.52	3.08
Transport	2.13	1.39	4.26	1.72	0.18
Financial	1.60	0.96	1.89	4.43	4.95
Agriculture	0.34	0.60	0.69	0.93	1.01
Energy	7.23	2.33	1.01	—	—
Commercial mortgages	—	—	—	—	—

	4.07	4.63	3.81	2.95	2.24

Total specific allowance	7.50	7.92	6.83	4.96	3.52

Total IBNR allowance	0.79	0.96	0.70	0.93	0.67

Total Group allowance	8.29	8.88	7.53	5.89	4.20

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

These categories reflect US financial reporting practices which differ from those used by the Bank of Ireland Group. See Risk Management Report on pages 68 to 144.

The amount of loans set out below do not give effect to available security and are before the deduction of specific provisions, which would have been so reported had the Commission's classifications been employed. The category of non-accrual loans includes those loans on which interest continues to be accrued but against which specific provisions have been made.

The table below details the information using data prepared in accordance with IFRS for the year ended 31 December 2014, 2013, 2012, 2011 and 2010.

	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Loans accounted for on a non-accrual basis
Ireland(1)	9,395	10,496	10,595	8,450	6,934
United Kingdom & Other(1)	3,232	4,215	4,002	3,204	2,719

Total	12,627	14,711	14,597	11,654	9,653

Accruing loans which are contractually past due 90 days or more as to principal or interest(2)
Ireland	413	639	817	838	862
United Kingdom & Other	358	435	880	986	869

Total	771	1,074	1,697	1,824	1,731

Home Mortgage Loans—Accruing loans which are contractually past due 90 days or more as to principal or interest(3)
Ireland	677	1,016	1,034	1,361	760
United Kingdom & Other	265	324	374	603	711

Total	942	1,340	1,408	1,964	1,471

Total risk elements in lending	14,340	17,125	17,702	15,442	12,855

Restructured loans not included above	3,370	2,804	2,042	722	115

(1)
Includes loans in Ireland and the UK where interest is accrued but a specific provision has been made. All of these loans are considered impaired. The specific provisions recorded against these loans are analysed between specific provisions individually assessed and specific provisions collectively assessed in the 'Impairment provision by nature of impairment provision' table on page 99. The loans on which no interest is accrued amounted to €2,204 million at 31 December 2014 (31 December 2013: €1,957 million, (31 December 2012: €1,523 million, 31 December 2011: €1,124 million and 31 December 2010: €554 million) and the provisions thereon amounted to €1,575 million at 31 December 2014 (31 December 2013: €1,400 million, 31 December 2012: €939 million, 31 December 2011: €724 million and 31 December 2010: €383 million).

(2)
Overdrafts generally have no fixed repayment schedule and are not included in this category.

(3)
Includes Home Mortgage Loans in Ireland and the UK (31 December 2014: €677 million in Ireland and €265 million in the UK) which are secured and, typically in the UK, where the original loan to value ratio exceeds 75%, benefit from mortgage indemnity insurance.

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

Cross border outstandings exceeding 1% of total assets are set forth in the following table.

	Banks and other financial institutions €m	Government and official institutions €m	Commercial and industrial and other private sector €m	Total €m	As percentage of total assets(1) %
Loans accounted for on a non-accrual basis
As at 31 December 2014, United Kingdom	—	—	—	—	—
As at 31 December 2013, United Kingdom	—	—	—	—	—
As at 31 December 2012, United Kingdom	—	—	—	—	—
As at 31 December 2011, United Kingdom	817	—	910	1,727	1.12%

(1)
Assets, consisting of total assets as reported in the consolidated balance sheet plus acceptances were €129.8 billion at 31 December 2014 (€132.1 billion at 31 December 2013 and €148.2 billion at 31 December 2012).

Cross border outstandings to borrowers in countries in which such outstandings amounted to between 0.75% and 1.0% of total assets in aggregate were €1,010 million at 31 December 2014 to the United Kingdom, €1,008 million at 31 December 2013, €1,214 at 31 December 2012 and €nil at 31 December 2011.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Debt Securities

The following table shows the book value of Bank of Ireland Group's debt securities at 31 December 2014, 31 December 2013 and 31 December 2012.

	31 December 2014 €m	31 December 2013 €m	31 December 2012 €m
Irish Government	6,409	6,403	5,420
Other European Government	1,865	215	221
US Treasury and US Government agencies	2	2	1
Mortgage backed obligations	—	—	—
Collateralised Mortgage Obligations	135	212	256
Corporate bonds	4,818	5,022	4,810
Other securities	303	213	332

	13,532	12,067	11,040

The market value of Bank of Ireland Group's Irish Government securities (the book value of which exceeded 10% of stockholders' equity) at 31 December 2014 was €6.4 billion (31 December 2013: €6.4 billion; 31 December 2012: €5.4 billion).

The following table categorises the Group's available for sale debt securities by maturity and weighted average yield at 31 December 2014.

	Less than 1 year		More than 1 year less than 5 years		More than 5 year less than 10 years		After 10 years
At 31 December 2014	Market value €m	Weighted average percent yield %	Market value €m	Weighted average percent yield %	Market value €m	Weighted average percent yield %	Market value €m	Weighted average percent yield %
Irish Government	394	5.1	2,484	5.2	2,853	2.9	678	2.1
Other European Government	—	—	563	1.7	1,302	1.8	—	—
US Treasury & US Government agencies	2	0.1	—	—	—	—	—	—
Mortgage backed obligations	—	—	—	—	—	—	—	—
Collateralised mortgage obligations	17	9.0	78	0.7	26	0.8	14	1.4
Corporate bonds	1,090	5.0	2,457	2.4	1,271	2.3	—	—
Other	5	0.8	24	1.1	252	11.5	22	2.1

Total market value	1,508		5,606		5,704		714

Maturity is remaining contractual maturity except for mortgage backed securities where maturity has been calculated on an expected duration basis. The weighted average yield for each range of maturities is calculated by dividing the annual interest income prevailing at the balance sheet date by the book value of securities held at that date.

The figures included in the table above are net of impairment credit of €70 million in the year ended 31 December 2014 (year ended 31 December 2013: €nil; year ended 31 December 2012: charge of €45 million).

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

The following table analyses placings with banks, based on the branches from which the placing is made for the year ended 31 December 2014, the year ended 31 December 2013 and the year ended 31 December 2012. Placings with banks are included in Loans and Advances to Banks in the financial statements.

	31 December 2014 €m	31 December 2013 €m	31 December 2012 €m
Placings with banks repayable within 30 days:
Domestic	2,382	2,037	3,032
Foreign	291	1,094	1,367

Total	2,673	3,131	4,399

Placings with banks repayable beyond 30 days:
Domestic	464	418	4,001
Foreign	1,714	1,210	1,102

Total	2,178	1,628	5,103

Total	4,851	4,759	9,502

Liabilities

Deposits

The following table analyses average deposits by customers based on the location of the branches in which the deposits are recorded for the year ended 31 December 2014, the year ended 31 December 2013 and the year ended 31 December 2012.

	31 December 2014 €m	31 December 2013 €m	31 December 2012 €m
Branches in Ireland	46,491	45,204	43,326
Branches outside Ireland	27,313	28,068	29,380

Total	73,804	73,272	72,706

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

	Average interest rate during year ended 31 December 2014%	Year ended 31 December 2014 €m	Average interest rate during year ended 31 December 2013%	Year ended 31 December 2013 €m	Average interest rate during year ended 31 December 2012%	Year ended 31 December 2012 €m
Branches in Ireland
Current accounts:
Interest bearing	0.3	526	0.1	769	0.2	922
Non-interest bearing	—	15,478	—	13,777	—	12,023
Deposit accounts:
Demand	0.1	9,350	0.1	7,507	0.6	7,141
Time	1.4	21,137	1.8	23,151	2.7	23,240

Total branches in Ireland		46,491		45,204		43,326

Branches outside Ireland
Current accounts:
Interest bearing	0.3	778	0.4	978	0.2	1,346
Non-interest bearing	—	2,191	—	1,926	—	1,562
Deposit accounts:
Demand	0.9	10,245	1.4	10,557	1.6	10,441
Time	1.9	14,099	2.6	14,607	3.3	16,031

Total branches outside Ireland		27,313		28,068		29,380

Total		73,804		73,272		72,706

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

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

The following table shows details of the Group's large time deposits and certificates of deposit (US$100,000 and over or the equivalent in other currencies) by time remaining until maturity.

At 31 December 2014	0-3 months €m	3-6 months €m	6-12 months €m	Over 12 months €m
Time deposits
Domestic branches	10,332	2,711	1,772	2,263
Foreign branches	2,815	546	1,113	860
Certificates of deposit
Domestic branches	125	—	—	—
Foreign branches	—	—	—	—

	13,272	3,257	2,885	3,123

Non-resident deposits held in domestic branches at 31 December 2014 accounted for approximately 3% of total deposits.

Return on Equity and Assets

Please see Table 2 in 'Selected Consolidated Financial Data' on page 13 for further details.

Short-Term Borrowings

The following table shows details of short term borrowings of the Group for the year ended 31 December 2014, the year ended 31 December 2013 and the year ended 31 December 2012.

	Year ended 31 December 2014 €m	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Debt securities in issue
End of year outstandings	16,040	15,280	18,073
Highest month-end balance	18,190	18,067	18,406
Average balance	16,142	14,910	17,134
Average rate of interest
At year end	1.2%	1.4%	2.5%
During year	1.2%	1.7%	2.0%
Deposits by banks
End of year outstandings	957	1,680	1,818
Highest month end balance	1,527	2,328	2,097
Average balance	1,093	1,912	1,717
Average rate of interest
At year end	0.1%	0.4%	0.3%
During year	1.0%	0.7%	1.1%
Repurchase agreements
End of year outstandings	3,455	10,989	20,378
Highest month end balance	10,439	19,611	32,768
Average balance	6,008	14,177	28,569
Average rate of interest
At year end	0.4%	0.9%	1.1%
During year	0.6%	0.9%	1.3%

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

Group Pension Plans

The Group operates a number of pension plans in Ireland and overseas. The plans are funded and are primarily of the defined benefit type and the assets of the plans are held in separate trustee administered funds. Payments to these defined benefit funds are determined on an actuarial basis, designed to build up reserves during the working life of employees to pay the employees, or their dependants, a pension after retirement. A formal actuarial valuation is undertaken at least triennially to determine the payments to each of these defined benefit funds. At each valuation the funds' actuaries assess also whether the liabilities of each fund, based on current salary levels, are fully funded on a discontinuance basis.

The total pension cost including curtailment gains for the Group in respect of the year ended 31 December 2014 was a charge of €141 million of which a charge of €99 million related to the main scheme.

Indebtedness of Directors and Executive Officers

The aggregate amount of indebtedness of key management personnel (16 persons) and their connected persons, on normal commercial / staff terms, to the Bank of Ireland Group amounted to €5.3 million at 31 December 2014. The interest rates payable thereon and other terms were at prevailing market rates and terms and reflect ordinary commercial / staff transactions and do not involve more than the normal risk of collectability or present other unfavourable features. The aggregate amount of indebtedness of key management personnel of the Bank included in the above figure, on terms similar to those on which loans are made to members of staff generally, which are at interest rates and on terms more favourable than prevailing market rates and terms, was €0.04 million at 31 December 2014. These staff loans were made in accordance with the US Sarbanes Oxley Act and the rules thereunder, which permits these loans if the loans are made on the same basis as and on terms no more favourable than, loans made available to employees generally. All loans are fully performing as at 18 March 2015. For further information refer to note 52 of the Consolidated Financial Statements.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Stock Options

Under the terms of the senior Executive Stock Option Scheme approved by the stockholders, options may be granted, at the discretion of the Directors, enabling senior executives to subscribe for specified numbers of units of Ordinary Stock.

As at 18 March 2015, options were outstanding over 491,137 units of stock representing 0.0015% of the total ordinary stock then in issue.

Such options are exercisable as follows:

Exercise price (€)	Number Outstanding at 18 March 2015	Exercise Period
13.68	9,137	January 2009–January 2016
12.85	482,000	June 2008–June 2015

As at 18 March 2015, Executive Directors and Senior Executives as a group held options under the above scheme over a total of 491,137 units, representing 0.0015% of the total ordinary stock in issue.

The interests of all Directors and Executive Officers in the ordinary stock issued by the Group are set out below.

Directors and Executive Officers Interest in Stock

	Units of €0.05 of ordinary stock at 18 March 2015 beneficial	Percentage Holding
DIRECTORS
Archie Kane	11,074	0.00003
Patrick O'Sullivan	115,000	0.00036
Richie Boucher	380,957	0.00118
Andrew Keating	233,608	0.00072
Kent Atkinson	2,000	0.00001
Pat Butler	22,519	0.00007
Tom Considine	57,500	0.00018
Patrick Haren	40,000	0.000124
Patrick Kennedy	254,642	0.00079
Davida Marston	100,000	0.00031
Brad Martin	100,000	0.00031
Patrick Mulvihill	5,000	0.00002
EXECUTIVE OFFICERS
Donal Collins	500,000	0.00154
Sean Crowe	34,572	0.00011
Des Crowley	1,515,253	0.00468
Julie Sharp	—	—
Helen Nolan	80,043	0.00025
Peter Morris	100,072	0.00031
Liam McLoughlin	82,933	0.00026
Vincent Mulvey	337,197	0.00104
Senan Murphy	—	—
Michael Torpey	1,050,000	0.00324

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

As at 18 March 2015, Directors and Executive Officers of the Bank as a group beneficially held 0.01552% (5,022,370 units) of the Bank's issued ordinary stock.

Control of Registrant

As at 18 March 2015, the Bank had received notification of the following substantial interests in its issued ordinary stock:

Name	Units held	% Voting interest
Ireland Strategic Investment Fund (ISIF)/Minister for Finance of Ireland	4,516,000,413	13.95
The Capital Group Companies, Inc.	2,270,264,244	7.01
—EuroPacific Growth Fund	1,607,747,321	—
FMR LLC	2,261,119,541	6.98
Blackrock, Inc.	1,943,276,235	6.00
Hamblin Watsa Investment Counsel Limited	1,871,642,572	5.78
Baillie Gifford & Co	1,298,645,768	4.01

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

On 22 December 2014, the assets and liabilities of the National Pensions Reserve Fund were transferred to the ISIF by operation of law pursuant to the National Treasury Management Agency (Amendment) Act 2014.

On 6 March 2014, Hamblin Watsa Investment Counsel Limited and Wilbur L. Ross, Jr., WLR Recovery Fund IV, L.P. notified the Bank that their holdings in ordinary stock had reduced to 5.78% and 5.54% respectively. Wilbur L. Ross, Jr., WLR Recovery Fund IV, L.P. notified the Bank on 11 June 2014 that it had disposed of its interests in Bank stock.

EuroPacific Growth Fund ("EuroPacific") has assigned voting authority to Capital Research Management Company, its investment adviser. Notifications received on behalf of The Capital Group Companies, Inc. ("Capital") include EuroPacific holdings. On 5 November 2013, Capital notified the Bank that its holding in stock had reduced from 9.12% to 8.95%. On 25 January 2014, Capital advised that its holding had reduced from 8.95% to 7.92%. EuroPacific separately advised the Bank on 13 February 2014 that its holding in Bank stock had reduced to 5.98%. On 15 April 2014, Capital's interest fell to 6.931%. In May 2014 EuroPacific's holding fell to 4.96%, increasing to 5.2% on 10 June 2014. Capital notified the Bank on 19 June 2014 that its interest had increased to 7.01%. On 8 August 2014, EuroPacific's holding increased to 6.01%. On 28 August 2014, EuroPacific advised that its holding had decreased to 5.96%.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

FMR LLC ("FMR") advised the Bank on 16 April 2014 that its interest in Bank stock had fallen to 6.98%. On 22 April 2014, FMR advised that its interest had increased to 7.00%. On 27 June 2014, FMR's interest in Bank stock fell to 6.98%.

On 1 November 2013, the Bank received its first notification of a significant shareholding from Blackrock, Inc. ("Blackrock"). On 25 November 2013, Blackrock notified the Bank that its holding had fallen below 3%; consequently Blackrock was no longer considered to hold a substantial interest in Bank stock. The Bank received further notifications from Blackrock advising of acquisitions and disposals of its ordinary stock during February 2014. On 3 March 2014, Blackrock notified the Bank that its holding had increased to 3.01%. Blackrock's interest in Bank stock fell below 3% in April 2014 and, on 30 May 2014, increased to 3.05%. Further notifications were received from Blackrock on 2 September 2014 and 5 December 2014 advising of increases in holdings to 4.15% and 5.02% respectively. On 11 February 2015, Blackrock advised that its holding had increased to 6.00%.
The Bank received its first notification from Baillie Gifford & Co on 9 September 2014, advising of its interest of 3.01% in Bank stock. A subsequent notification was received by the Bank on 15 September 2014 advising that its holding in Bank stock had increased to 4.01%.

On 21 March 2014, Ameriprise Financial Inc. ("Amerprise") advised that it had acquired a holding of 3.025% in Bank stock. Its holding increased to 4.017% on 15 May 2014, reducing to 3.995% on 16 May 2014. On 23 May 2014, the Bank was advised that Ameriprise Financial Inc.'s holding in stock increased to 4.024%. On 13 August 2014, its interest reduced to 3.88% and on 22 September 2014 to below 3%. Ameriprise's interest increased to 3.01% on 21 October 2014 and fell to below 3.00% on 31 October 2014.

On 29 January 2014, the Bank received its first notification of a significant shareholding from MainStay Marketfield Fund, MainStay VP Marketfield Portfolio & Marketfield Dublin VP ("Mainstay") advising of its holding of 3.33%. On 15 August 2014, Mainstay notified the Bank that its holding had fallen below 3%; consequently Mainstay was not considered to hold a substantial interest in Bank stock.

In March 2013, the Bank received notification from two of its significant investors, Harris Associates L.P. and Friedberg Global Macro Hedge Fund Limited Partnership that their respective holdings had fallen below 3%. Consequently neither of these investors are considered to hold a substantial interest in Bank stock.

Description of US Stockholders

At 31 December 2014, 1,803,637 units of Ordinary Stock were held by 518 stockholders with registered addresses in the United States and 32,971,637 ADSs were held by 186 registered holders with addresses in the United States. The combined shareholdings of these holders comprise approximately 4.08% of the total number of units of Ordinary Stock in issue at 31 December 2014 (being 32,363,275,073 units). These figures do not include either the number of units of ordinary stock held by stockholders with registered addresses outside the United States in which United States residents have an interest or the number of such US residents.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Dividend Policy

The table below provides a summary of dividends per unit of ordinary stock paid in respect of the past five financial periods.

Dividend Payment Date	Dividends per unit of Ordinary Stock (in euro cents)	Translated into US cents per Unit of Ordinary Stock(1)
Financial Year ended 31 December 2014	Nil	Nil
Financial Year ended 31 December 2013	Nil	Nil
Financial Year ended 31 December 2012	Nil	Nil
Financial Year ended 31 December 2011	Nil	Nil
Financial Year ended 31 December 2010	Nil	Nil

(1)
Translated at the Spot Rate on the dates of payment.

The Group stated in the 2014 Annual Report that it did not propose to issue any dividend on ordinary stock in respect of the year ending 31 December 2014.

Dividends

On 20 February 2015, the Group paid dividends on its euro and sterling preference stock of €3.5 million and a dividend of €133.2 million on the 2009 Preference Stock held by Baggott Securities Limited.

On 20 August 2014, the Group paid dividends on its euro and sterling preference stock of €3.4 million.

On 20 February 2014, the Group paid dividends on its euro and sterling preference stock of €3.4 million and a dividend of €133.2 million on the 2009 Preference Stock held by Baggott Securities Limited.

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

During 2014, the Government launched a Joint Committee of Inquiry into the Banking Crisis (the 'Banking Inquiry') under the Houses of the Oireachtas (Inquiries, Privileges and Procedures) Act 2013. The purpose of the Banking Inquiry is to inquire into the reasons Ireland experienced a systemic banking crisis, including the political, economic, social, cultural, financial and behavioural factors and policies which impacted on or contributed to the crisis and the preventative reforms implemented in the wake of the crisis. The full extent of this inquiry, related costs and potential implications for the Group are currently unknown.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Litigation

The Group is also party to legal, regulatory and other actions arising out of its normal business operations. At 31 December 2014, the Group is assessing an emerging industry-wide issue with respect to technical compliance with the UK Consumer Credit Act. In accordance with IAS37.92, the Group has not provided further information on this issue.

Nature of the Trading Market

As at 18 March 2015 the authorised capital stock of the Bank was made up of €6,967,000,000, US$225,000,000 and Stg£125,000,000 divided as follows:

(i)
90,000,000,000 units of ordinary stock of €0.05 each;

(ii)
8,000,000 units of non-cumulative preference stock of US$25 each;

(iii)
100,000,000 units of non-cumulative preference stock of Stg£1 each;

(iv)
100,000,000 units of non-cumulative preference stock of €1.27 each and 3,500,000,000 units of non-cumulative 2009 Preference Stock of €0.01 each

(v)
100,000,000 units of undesignated Dollar preference stock of US$0.25 each, 100,000,000 units of undesignated sterling preference stock of £0.25 each and 100,000,000 units of undesignated euro preference stock of €0.25 each; and

(vi)
228,000,000,000 units of deferred stock of €0.01 each.

As at 18 March 2015 there were 32,363,275,073 units of ordinary stock of €0.05 each, 1,300,000,000 units of non-cumulative preference stock of €0.01, 1,876,090 units of Sterling preference stock of £1.00 each, 3,026,598 units of euro preference stock of €1.27 each and 91,980,594,628 units of Deferred Stock of €0.01.

The principal trading markets for the ordinary stock are the Irish Stock Exchange and the London Stock Exchange. In the US, the Bank's ordinary stock (symbol IRE) was until 13 February 2015 traded on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs), each ADS representing the right to receive forty shares of ordinary stock and evidenced by American Depositary Receipts (ADRs). ADRs are negotiable securities that are used to represent, among other things, a non-US company's publicly traded ordinary share capital. ADRs are traded and dividends are distributed in US dollars just like any US security, alleviating certain obstacles associated with investing directly in the home markets of non-US companies. The Bank of New York is the Depositary Bank for the Bank's ADR programme.

On 21 January 2015, the Bank announced that the Court had resolved to voluntarily delist its ADSs from the NYSE and to terminate its sponsored ADR programme. The last day of trading on the NYSE was 13 February 2015 and the sponsored ADR programme is expected to be terminated on 22 April 2015. The Group has not arranged for the listing of its ADRs or ordinary stock on another US securities exchange or for the quotation of its ordinary stock in a quotation medium in the United States. Following termination of the deposit agreement, Bank of New York Mellon (BNY Mellon) will discontinue registration of transfers of the ADRs. ADR holders will have one year from the termination of the ADR facility to surrender their ADRs to BNY Mellon, as depositary, for cancellation, and upon payment of the applicable fees of up to $0.05 per ADR plus taxes and charges as provided in the deposit agreement, receive the underlying ordinary stock of Bank of Ireland.

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

	Ordinary Stock		ADSs*
	High €	Low €	High $	Low $
Financial Year Ended
31 December 2010	1.91	0.26	105.70	13.80
31 December 2011*	0.40	0.07	6.88	0.80
31 December 2012	0.15	0.08	7.88	4.34
31 December 2013	0.29	0.12	15.63	6.93
31 December 2014	0.39	0.24	21.60	11.52
Financial year ended 31 December 2012
First quarter	0.15	0.08	7.88	4.34
Second quarter	0.12	0.08	6.57	4.75
Third quarter	0.11	0.08	6.27	5.01
Fourth quarter	0.12	0.09	6.60	4.75
Financial year ended 31 December 2013
First quarter	0.17	0.12	9.52	6.93
Second quarter	0.19	0.14	10.20	7.72
Third quarter	0.24	0.15	12.75	8.29
Fourth quarter	0.29	0.21	15.63	11.53
Financial year ended 31 December 2014
First quarter	0.39	0.25	21.60	14.22
Second quarter	0.33	0.25	20.00	13.93
Third quarter	0.33	0.24	17.12	13.57
Fourth quarter	0.35	0.27	17.15	14.10
Month ended
September 2014	0.33	0.30	17.12	15.52
October 2014	0.32	0.27	16.06	14.10
November 2014	0.33	0.29	16.49	14.49
December 2014	0.35	0.31	17.15	15.22
January 2015	0.32	0.26	15.30	11.52
February 2015	0.34	0.27	15.08	12.42

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

See 'Exchange Rates' on page 8.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Exchange controls and other limitations affecting security holders

There are no restrictions under the Bye-Laws of the Bank, presently in force, that limit the right of non-resident or foreign owners, as such, to hold securities of the Group freely or, when entitled, to vote such securities freely. There are currently no Irish foreign exchange controls or laws restricting the import or export of capital, although the Council of the European Union does have the power, under Articles 63 to 66 of the Treaty on the Functioning of the European Union, to impose restrictions on capital movements to and from third countries. There are currently no restrictions under Irish law affecting the remittance of dividends, interest or other payments to nonresident holders of securities of the Group, except in respect of entities and/or individuals detailed in relevant European Union and United Nations sanctions listings received from regulatory authorities from time to time. The Group also complies with applicable requirements arising in respect of non-cooperative countries and territories (NCCT), pursuant to the NCCT initiative of the Financial Action Task Force.

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

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

PFIC Rules:    The Bank believes that ADSs and ordinary stock should not be treated as stock of a Passive Foreign Investment Company ('PFIC') for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If, contrary to the Bank's belief, the Bank were to be treated as a PFIC, gain realised on the sale or other disposition of a US holder's ADSs or ordinary stock would in general not be treated as a capital gain. Instead, a US holder would be treated as if it had realised such gain and certain 'excess distributions' rateably over its holding period for the ADSs or ordinary stock and would be taxed at the highest tax rate in effect for each such year to which the gain or distribution was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a US holder's ADSs or ordinary stock will be treated as stock in a PFIC if the Bank were a PFIC at any time during such US holder's holding period in its ADSs or ordinary stock. Dividends received by a US holder from the Bank will not be eligible for the special tax rates applicable to qualified dividend income if the Bank is treated as a PFIC with respect to such US holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Additionally, the Investor Relations section on the Group's website is updated with all Stock Exchange releases as they are made by the Group. The Group has an active and well developed Investor Relations programme, which involves regular meetings by the Group Chief Executive, the Chief Financial Officer and other members of the senior executive team, the Director of Group Investor Relations with the Group's principal institutional stockholders and with financial analysts, brokers and other market participants. The Directors are kept informed on investor issues through regular reports from Group Investor Relations on the outcome of these meetings. All meetings with stockholders are conducted in such a way as to ensure that price sensitive information is not divulged. In addition, all Directors are encouraged and facilitated to hear the views of investors and analysts at first hand through their participation in conference calls following major announcements. The Court concluded that the objective of keeping Directors fully informed on stockholder views was achieved in the year ended 31 December 2014.

The Governor and/or the Senior Independent Director are available to stockholders if they have concerns that cannot be resolved through the normal channels.

The Group's policy is to make constructive use of the Annual General Court and all stockholders are encouraged to participate. Questions are invited from stockholders in advance of the Annual General

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Court and a dedicated email address is provided for this purpose. A substantial part of the agenda of the Annual General Court is dedicated to responding to stockholder questions. The Group's practice is to issue notice of the Annual General Court at least 20 working days before the meeting. Following the implementation in Ireland of the EU Shareholders' Rights Directive, the Bye-Laws were amended to allow an Extraordinary General Court called for the passing of an ordinary resolution to be convened by giving 14 clear days' notice of the meeting. Extraordinary General Courts called for the passing of a special resolution are convened by giving 21 clear days' notice of the meeting. At General Courts, separate resolutions are proposed on each substantially separate issue and voting is conducted by way of poll. The voting results of every General Court are published on the Group's website as soon as possible after the General Court and released to the Irish and London Stock Exchanges. Prior to de-listing from the New York Stock Exchange (NYSE) on 13 February 2015 results were also released to the NYSE. It is usual for all Directors to attend the Annual General Court to be available to answer relevant questions; however, Joe Walsh was unavailable to attend the Annual General Court held on 25 April 2014 due to illness. A 'Help Desk' facility is provided by the Group's Registrar at General Courts to assist stockholders to resolve any specific queries that they may have in relation to their stockholding.

American Depositary Shares

The Bank of New York Mellon, as Depositary, collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal, or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

the fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

Fees and direct and indirect payments made by the Depositary to the Group

The Depositary has agreed to reimburse certain Group expenses related to the Group's ADS programme and incurred by the Group in connection with the ADS programme. During 2014, the Depositary reimbursed to the Group, or paid amounts on its behalf to third parties, a total sum of $225,485.

On 21 January 2015, the Group announced that its Court of Directors has resolved to voluntarily delist its American Depositary Shares (ADSs) from the New York Stock Exchange (NYSE) and to terminate its sponsored ADR programme on or around 22 April 2015.

Material Modifications to the Rights of Security Holders & Use of Proceeds

See note 45 of the Consolidated Financial Statements for a discussion of changes to preferential shares relevant to holders of ordinary shares.

Controls and Procedures

(a)   Evaluation Disclosure Controls and Procedures

An evaluation has been completed under the supervision and with the participation of the Group's management, including the Group Chief Executive and the Group Chief Financial Officer, of the effectiveness of the design and operation of the Group's disclosure controls and procedures as of the end

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

(b)   Management's Annual Report on Internal Control over Financial Reporting

The management of the Group is responsible for establishing and maintaining adequate internal control over financial reporting. The Group's internal control over financial reporting is a process designed under the supervision of the Group Chief Executive and the Group Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as adopted by the European Union and the IASB. Management assessed the effectiveness of the Group's internal control over financial reporting as of 31 December 2014 based on the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in Internal Control Integrated Framework (2013). Based on this assessment, management has concluded that, as of 31 December 2014 the Group's internal control over financial reporting was effective.

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

PricewaterhouseCoopers, an independent registered public accounting firm, audited the Consolidated Financial Statements of the Group for the year ended 31 December 2014, and has issued an audit report on the effectiveness of Group's internal controls over financial reporting as of 31 December 2014.

(c)   Attestation Report of registered public accounting firm

Please see Report of independent registered public accounting firm on page 197.

(d)   Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Audit Committee Financial Expert

The Group Audit Committee comprises only independent non-executive Directors as described in the NYSE guidelines. The Court believes that the Group Audit Committee as a whole has an appropriate mix of skills and relevant financial/banking experiance. For the purposes of the relevant rule under SOx, section 407, and related SEC Rules, the Court believes that Kent Atkinson is independent and maybe regarded as an Audit Committee financial expert.

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

Principal Accountant Fees and Services

During the year, the audit committee operated a comprehensive policy on the provision of non-audit services by the principal accountant to the Group. This policy provides for the pre-approval of all non-audit services as well as the prohibition on the provision of certain other named services by the Group's auditor, PricewaterhouseCoopers. Management seeks annual pre-approval for certain categories of services which may be rendered by PricewaterhouseCoopers, along with budgets attaching to each category, which cannot be exceeded without the prior approval of the Committee. Any assignment outside of the approved categories or which would cause fees to exceed the agreed budget must be pre-approved by any one member of the Audit Committee and notified to the Audit Committee. Management periodically reports to the Audit Committee the amount of fees committed in respect of each category of service. For further details see note 13 to the Consolidated Financial Statements.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

As at 31 December 2013, 19,687,771 units of ordinary stock held by the Group's life assurance company were categorised as 'own shares'. There was a net disposal of 2,405,365 units of ordinary stock by the life assurance company during the year ended 31 December 2014. At 31 December 2014, the Group's life assurance company held 17,282,406 units of ordinary stock as 'own shares'.

Unresolved Staff Comments

None.

Defaults, Dividends, Arrearages and Delinquencies

None.

BANK OF IRELAND GROUP

EXHIBITS

Exhibits

1.1	Charter & Acts (incorporated by reference to Exhibit 1.1 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended 31 March, 2001, File No. 1-14452).
1.2	Bye-Laws (incorporated by reference to Exhibit 1.2 of the annual report on Form 20-F of the Governor of the Bank of Ireland for the year ended 31 December, 2012, File No. 1-4452).
4.3
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
4.5
Transaction Agreement between The Minister for Finance, Ireland Strategic Investment Fund (as successor to The National Pensions Reserve Fund Commission) and The Governor and Company of the Bank of Ireland, dated 26 April, 2010 (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended 31 December, 2009, File No. 1-14452).
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
4.7
Transaction and Underwriting Agreement between The Minister for Finance, Ireland Strategic Investment Fund (as successor to The National Pensions Reserve Fund Commission), The National Treasury Management Agency, The Governor and Company of the Bank of Ireland, The Sponsors and the Joint Bookrunners dated 18 June, 2011 (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended 31 December, 2010, File No. 1-14452).
4.8
Shareholders Agreement between, amongst others, National Asset Management Agency, National Asset Management Agency Investment Limited and New Ireland Assurance Company plc dated 29 March, 2010 (incorporated by reference to Exhibit 4.8 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended 31 December, 2012, File No. 1-14452).
4.9
Subscription Agreement between, amongst others, National Asset Management Agency, National Asset Management Agency Investment Limited and New Ireland Assurance Company plc dated 29 March, 2010 (incorporated by reference to Exhibit 4.9 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended 31 December, 2012, File No. 1-14452).

BANK OF IRELAND GROUP

EXHIBITS

4.10	Subscription Agreement between the Minister for Finance, Ireland Strategic Investment Fund (as successor to The National Pensions Reserve Fund Commission) and The Governor and Company of the Bank of Ireland dated 31 March, 2009 (incorporated by reference to Exhibit 4.10 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended 31 December, 2012, File No. 1-14452).
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
4.12
Purchase Agreement between Baggot Securities Limited, Ireland Strategic Investment Fund (as successor to The National Pensions Reserve Fund Commission), the Minister for Finance of Ireland, The Governor and Company of the Bank of Ireland, Credit Suisse Securities (Europe) Limited, Deutsche Bank AG, London Branch, J&E Davy, Merrill Lynch International and UBS Limited dated 4 December, 2013 (incorporated by reference to Exhibit 4.12 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended 31 December, 2013, File No 1-14452).
8	List of significant subsidiaries—incorporated by reference to page 341 of this Form 20-F.
12.1	Certification by the Chief Executive Officer as required by Section 302 of Sarbanes Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer as required by Section 302 of Sarbanes Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer as required by Section 906 of Sarbanes Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer as required by Section 906 of Sarbanes Oxley Act of 2002.

BANK OF IRELAND GROUP

GLOSSARY (DEFINITIONS & ABBREVIATIONS)

ACS	Asset Covered Securities
ADR	American Depository Receipts
ADS	American Depository Shares
AFS	Available for sale
AGC	Annual General Court
AIB	Allied Irish Banks plc
ALCO	Group Asset and Liability Committee
AQR	Asset Quality Review
BIAM	Bank of Ireland Asset Management
BIGPF	Bank of Ireland Group Pension Fund
BoI	Bank of Ireland
BoI IOM	Bank of Ireland (Isle of Man) Limited
BoIGM	Bank of Ireland Global Markets
BoISS	Bank of Ireland Securities Services
bps	Basis points
BSA	Balance Sheet Assessment
BSPF	Bank of Ireland Staff Pensions Fund
BTL	Buy to Let
CA	Comprehensive Assessment
CAG	Challenged Assets Group
CBI	Central Bank of Ireland
CCMRO	Chief Credit & Market Risk Officer
CCMA	Code of Conduct on Mortgage Arrears
CCN	Contingent Capital Note
CDO	Collateralised debt obligation
CDS	Credit Default Swap
CEO	Chief Executive Officer
CET 1	Common equity tier 1
CGU	Cash generating units
CIFS	Credit Institutions (Financial Support) Scheme
CMBS	Commercial Mortgage-Backed Securities
CML	Council Mortgage Lenders
COREP	Common Reporting
CPI	Consumer Price Index
CRC	Court Risk Committee
CRD	Capital Requirements Directive (European Union)
CRR	Capital Requirements Regulation
CSAs	Credit Support Annexes
CSO	Central Statistics Office
CVA	Credit Valuation Adjustment
DBRS	Dominion Bond Rating Service
DCF	Discounted Cash Flow
DGS	Deposit Guarantee Scheme
DIRT	Deposit Interest Retention Tax
DIV	Data Integrity Verification
DTA	Deferred Tax Asset
DVA	Debit Valuation Adjustment
EAD	Exposure at default
EBA	European Banking Authority
EBITDA	Earnings before interest, tax, depreciation and amortisation
ECB	European Central Bank
EGC	Extraordinary General Court
ELG	Eligible Liabilities Guarantee Scheme
EMIR	European Market Infrastructure Regulation
EPS	Earnings per share
ESB	Electricity Supply Board
ESOS	Executive Stock Option Scheme
ESRI	Economic and Social Research Institute
EU	European Union
Euribor	Euro Inter Bank Offered Rate
EV	Expected Value
FCA	Financial Conduct Authority
FRA	Full Risk Assessment
FRES	First Rate Exchange Services Limited
FSA	Financial Services Authority
FSCS	Financial Services Compensation Scheme
FSMA	Financial Services and Market Act
FVA	Funding Valuation Adjustment
FVTPL	Fair Value Through Profit or Loss
FX	Foreign Exchange
GAAP	Generally Accepted Accounting Practice
GAC	Group Audit Committee
GB	Great Britain
GCC	Group Credit Committee
GCR	Group Credit Review
GDP	Gross Domestic Product
GEC	Group Executive Committee
GIA	Group Internal Audit
GIC	Group Investment Committee
GRCORC	Group Regulatory Compliance and Operational Risk Committee
GRPC	Group Risk Policy Committee
HICP	Harmonised Index of Consumer Prices
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IBNR	Incurred but not Reported
IBRC	Irish Banking Resolution Corporation
ICAAP	Internal Capital Adequacy Assessment Process
ICU	Independent Control Unit
IFRIC	Interpretations Committee
IFRS	International Financial Reporting Standards
ILP	Irish Life and Permanent
IMF	International Monetary Fund
IOM	Isle of Man
IPD	Investment Property Databank
IPO	Initial Public Offering
IRBA	Internal Ratings Based Approach
IRE	Ireland
ISA	Individual Savings Account

BANK OF IRELAND GROUP

GLOSSARY (DEFINITIONS & ABBREVIATIONS)

ISDA	International Swaps and Derivative Association
ISIF	Ireland Strategic Investment Fund
IT	Information Technology
JO	Joint Operation
KMP	Key management personnel
KRAs	Key Result Areas
LAF	Leveraged Acquisition Finance
LCR	Liquidity Coverage Ratio
LDI	Liability Driven Investment
LGD	Loss Given Default
Libor	London Inter Bank Offered Rate
LLC	Limited Liability Company
LLP	Limited Liability Partnership
LTIP	Long Term Incentive Plan
LTPSP	Long Term Performance Stock Plan
LTRO	Long Term Refinancing Operation
LTV	Loan to Value
MARS	Mortgage Arrears Resolution Strategy
MFS	Minimum Funding Standard
MI	Management Information
MRO	Main Refinancing Operation
NAMA	National Asset Management Agency
NAMAIL	National Asset Management Agency Investment Limited
NIAC	New Ireland Assurance Company plc
NIE	Northern Ireland Electricity
NPRFC	National Pensions Reserve Fund Commission
NSFR	Net Stable Funding Ratio
NTMA	National Treasury Management Agency
NYSE	New York Stock Exchange
N&G	Group Nomination and Governance Committee
OCI	Other Comprehensive Income
OFT	UK Office of Fair Trading
OTC	Over The Counter
PCAR	Prudential Capital Assessment Review
PD	Probability of default
PiT	Point in Time
PLAR	Prudential Liquidity Assessment Review
PRA	Prudential Regulation Authority
PRC	Portfolio Review Committee
PwC	PricewaterhouseCoopers
RAR	Risk Adjusted Returns
RAS	Risk Appetite Statement
RAROC	Risk adjusted return on capital
REM COM	Group Remuneration Committee
RMC	Risk Measurement Committee
RoI	Republic of Ireland
RoW	Rest of World
RPI	Retail Price Index
RWAs	Risk weighted assets
SAYE	Save as you earn
SEPA	Single European Payments Area
SIC	Standing Interpretations Committee
SID	Senior Independent Director
SMBPN	Special Mortgage Backed Promissory Note
SME	Small Medium Enterprise
SOx	Sarbanes Oxley Act of 2002
SPE	Special Purpose Entity
SREP	Supervisory Review & Evaluation Process
SRM	Single Resolution Mechanism
SSM	Single Supervisory Mechanism
TLTRO	Targeted Longer Term Refinancing Operation
TSR	Total shareholder return
TtC	Through-the-Cycle
UK	United Kingdom
US	United States
VaR	Value at Risk
VAT	Value Added Tax

BANK OF IRELAND GROUP

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND (REGISTRANT)
Date: 25 March 2015
By:	/s/ RICHIE BOUCHER Name: Richie Boucher Title: Group Chief Executive Officer
By:	/s/ ANDREW KEATING Name: Andrew Keating Title: Group Chief Financial Officer